As filed with the Securities and Exchange Commission on April 26, 2007

Registration No. 333-142035

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

Amendment No. 1
to
Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Heritage Commerce Corp

(Exact name of registrant as specified in its charter)

California	6021	77-0469558
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Heritage Commerce Corp
150 Almaden Boulevard
San Jose, California  95113
(408) 947-6900

(Address, including Zip Code, and Telephone Number,
including Area Code, of Registrant’s Principal Executive Offices)

Lawrence D. McGovern,
Executive Vice President and Chief Financial Officer
Heritage Commerce Corp
150 Almaden Boulevard
San Jose, California  95113
(408) 947-6900

(Name, Address, including Zip Code, and Telephone Number,
including Area Code, of Agent for Service)

With copies to:

Mark A. Bonenfant, Esq.
Buchalter Nemer	James M. Rockett, Esq.
a professional corporation	Bingham McCutchen, LLP
1000 Wilshire Blvd, 15th Floor	3 Embarcadero Center
Los Angeles, California 90017	San Francisco, California 94111
(213) 891-0700	(415) 393-2025

Approximate date of commencement of the proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY—SUBJECT TO COMPLETION—DATED APRIL 26, 2007

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder,

On February 8, 2007, Diablo Valley Bank entered into an agreement and plan of merger with Heritage Commerce Corp and Heritage Bank of Commerce pursuant to which Diablo Valley Bank will merge with and into Heritage Bank of Commerce, with Heritage Bank of Commerce as the surviving corporation in the merger. You are cordially invited to attend a special meeting of the shareholders of Diablo Valley Bank on [*] at 5:30 p.m., local time, at 387 Diablo Road, Danville, California 94526 to vote on approval of the merger. We are sending you this proxy statement/prospectus to ask you to vote on the approval of the merger at the special meeting.

If the merger is completed, Diablo Valley Bank common stock shareholders may elect to receive cash or Heritage Commerce Corp common stock in exchange for their shares of Diablo Valley Bank common stock, subject to certain limitations described in this document.  The value you receive in exchange for your Diablo Valley Bank common stock is dependent on the per share consideration.  The per share consideration is calculated by reference to the Heritage Commerce Corp common stock average closing price over a 20 day trading period that ends on the 5th business day before the effective date of the merger.  The per share consideration, however, will never be less than $23.00, and depending on the average trading price of the Heritage Commerce Corp common stock, the per share consideration could be higher than $23.00.  Based on the Heritage Commerce Corp closing sale price on [*], 2007 (the last practicable date before this document was mailed) of $[*], you would receive $[*] in value for each share of Diablo Valley Bank common stock.  The per share consideration will float within a band of $23.00 to $25.00 if the average closing price is between $24.55 and $27.44.  If the average closing price is above $27.44, the per share consideration will be increased to reflect one-third of the increase in the average closing price above $27.44.  If the average closing price is below $24.55, the aggregate amount of cash paid in the merger will be increased to an amount necessary to maintain a minimum per share consideration of $23.00.  If the average closing price falls below $23.50, Heritage Commerce Corp has the right to terminate the merger.

Subject to the allocation provisions of the merger agreement, you may elect to receive all cash or all Heritage Commerce Corp common stock for the Diablo Valley Bank shares you own.

•       If you elect cash, the amount you receive per share will be equal to the per share consideration.

•       If you elect Heritage Commerce Corp common stock, the number of shares that you will receive will be equal to the number of your Diablo Valley Bank shares multiplied by an exchange ratio.  The exchange ratio will be calculated by dividing the per share consideration by the average closing price.  To the extent that the formula results in a fraction of a share, such fraction will not be issued but you will receive cash in lieu of such fractional interest.

The market prices of Heritage Commerce Corp common stock and Diablo Valley Bank common stock will fluctuate before the merger. You should obtain current stock price quotations for Heritage Commerce Corp common stock and Diablo Valley Bank common stock. Heritage Commerce Corp common stock is quoted on the NASDAQ Global Select Market under the symbol “HTBK.”  Diablo Valley Bank common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “DBVB.”

We expect that the merger will generally be tax-free to you as to shares of Heritage Commerce Corp common stock you receive in the merger and generally taxable to you as to the cash you receive.

It is a condition to the merger that the holders of Diablo Valley Bank’s series A preferred stock will have their shares of series A preferred stock redeemed by Diablo Valley Bank for $32.00 per share in cash prior to the merger.

We cannot complete the merger unless Diablo Valley Bank’s common shareholders and holders of the series A preferred stock approve the merger.  In order for the merger to be approved, the holders of at least a majority of Diablo Valley Bank’s outstanding common shares and series A preferred shares, each voting as a separate class, must vote in favor of the merger. The members of the Board of Directors of Diablo Valley Bank, who in the aggregate have the power to vote approximately 17% of the outstanding shares of Diablo Valley Bank common stock (excluding the effect of exercisable options) and 19% of the outstanding series A preferred stock, have each executed voting agreements with Heritage Commerce Corp pursuant to which they have agreed to vote their shares of Diablo Valley Bank common stock in favor of the merger and against any competing business combination transaction. Regardless of whether you plan to attend the special shareholders’ meeting, please take the time to vote your shares in accordance with the instructions contained in this document. Failing to vote will have the same effect as voting against the merger. The Diablo Valley Bank Board of Directors recommends that Diablo Valley Bank shareholders vote “FOR” approval of the merger.

Also enclosed is an election form and instructions for electing your preferred form of merger consideration and exchanging your shares of Diablo Valley Bank common stock for shares of Heritage Commerce Corp and any cash payments you may be entitled to receive.  Please complete and return your election form together with your Diablo stock certificates in the separate BLUE envelope that is provided for that purpose. If you hold your shares in “street name” through a bank or broker, you should follow instructions from your bank or broker to vote your shares, complete the required election and transmittal materials and submit your shares in exchange for the merger consideration.

This document describes the special meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including the “Risk Factors” section beginning on page 20 for a discussion of the risks relating to the proposed merger. You also can obtain information about Heritage Commerce Corp from documents that it has filed with the Securities and Exchange Commission.

John J. Hounslow

Chairman of the Board
Diablo Valley Bank

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the Heritage Commerce Corp common stock to be issued under this document or determined if this document is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this document is [*], 2007, and it is first being mailed or otherwise delivered to Diablo Valley Bank shareholders on or about May 14.

DIABLO VALLEY BANK
387 Diablo Road
Danville, California 94526

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Diablo Valley Bank will hold a special meeting of shareholders at 387 Diablo Road, Danville, California 94526 at 5:30p.m., local time on June 13, 2007 to consider and vote upon the following proposals:

•       to approve the merger of Diablo Valley Bank with and into Heritage Bank of Commerce, a wholly-owned subsidiary of Heritage Commerce Corp, on the terms set forth in the Agreement and Plan of Merger, dated as of February 8, 2007, by and between Heritage Commerce Corp, Heritage Bank of Commerce and Diablo Valley Bank, as it may be amended from time to time; and

•       to approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the proposal to approve the merger.

The Diablo Valley Bank Board of Directors has fixed the close of business on April 27, 2007 as the record date for the special meeting. Only holders of Diablo Valley Bank common stock and series A preferred stock of record at that time are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement of the special meeting.

In order for the merger to be approved, the holders of at least a majority of the Diablo Valley Bank common stock and of the series A preferred stock outstanding and entitled to vote thereon must vote in favor of approval of the merger.

Regardless of whether you plan to attend the special meeting, please submit your proxy with voting instructions. Please vote as soon as possible. If you hold stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed WHITE self-addressed, stamped envelope (or vote by telephone or internet in accordance with instructions on your proxy card). If you hold your stock in “street name” through a bank or broker, please direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Diablo Valley Bank common stock or series A preferred stock who is present at the special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked in writing at any time before the special meeting in the manner described in the accompanying document.

Holders of Diablo Valley Bank common stock who do not vote in favor of approving the merger agreement and who otherwise comply with the requirements of California law will be entitled to appraisal rights. A summary of the applicable California law provision, including the requirements a Diablo Valley Bank shareholder must follow in order to exercise his or her appraisal rights, is contained in the accompanying proxy statement/prospectus. A copy of the California law provision relating to appraisal rights is attached as Appendix C to the proxy statement/prospectus.

The Diablo Valley Bank Board of Directors has approved the merger and the merger agreement and recommends that Diablo Valley Bank shareholders vote “FOR” approval of the merger.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY, REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE SPECIAL MEETING. YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE ENCLOSED PROXY CARD.

BY ORDER OF THE BOARD OF DIRECTORS,

Alfred D. McKelvy, Jr., Corporate Secretary
[*], 2007

REFERENCES TO ADDITIONAL INFORMATION

This document, which is sometimes referred to as this proxy statement/prospectus, constitutes a proxy statement of Diablo Valley Bank to Diablo Valley Bank shareholders with respect to the solicitation of proxies for the special meeting described within and a prospectus of Heritage Commerce Corp for the shares of Heritage Commerce Corp common stock that Heritage Commerce Corp will issue to Diablo Valley Bank shareholders in the merger. This document incorporates important business and financial information about Heritage Commerce Corp from documents filed with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this document. You may obtain copies of these documents, without charge, from the web site maintained by the SEC at www.sec.gov, as well as other sources. See “Where You Can Find More Information” beginning on page 94. You can also obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from Heritage Commerce Corp at the following address:

Heritage Commerce Corp
150 Almaden Boulevard
San Jose, California  95113
Attention:  Corporate Secretary
(408) 947-6900

You will not be charged for any of these documents that you request. Diablo Valley Bank shareholders requesting documents should do so by May 31, 2007 in order to receive them before the special meeting.

See “Where You Can Find More Information” on page 94.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	64
DESCRIPTION OF DIABLO VALLEY BANK	70
General	70
Areas Served	70
Business Strategy	70
Deposit and Lending Activities	70
Competition	71
Properties	72
Security Ownership of Certain Beneficial Owners and Management	72
DIABLO VALLEY BANK MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION	74
DESCRIPTION OF HERITAGE COMMERCE CORP COMMON STOCK	88
DIFFERENCES IN RIGHTS OF SHAREHOLDERS	89
COMPARATIVE MARKET PRICES AND DIVIDENDS	90
LEGAL MATTERS	92
EXPERTS	93
PROPOSAL 2—AUTHORITY TO ADJOURN THE SPECIAL MEETING	93
OTHER MATTERS	93
WHERE YOU CAN FIND MORE INFORMATION	94
APPENDIX A—Agreement and Plan of Merger, dated as of February 8, 2007, by and between Heritage Commerce Corp, Heritage Bank of Commerce and Diablo Valley Bank	A-1
APPENDIX B—Opinion of Howe Barnes Hoefer & Arnett	B-1
APPENDIX C—California Appraisal Rights (Chapter 13 of the California General Corporation Law)	C-1
APPENDIX D—Form of Voting Agreement with Heritage Commerce Corp	D-1

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

The questions and answers below highlight only selected procedural information from this document. They do not contain all of the information that may be important to you. You should read carefully the entire document and the additional documents incorporated by reference into this document to fully understand the voting procedures for the special meeting.

Q:             What is the proposed transaction for which I am being asked to vote?

A:             You are being asked to vote to adopt an Agreement and Plan of Merger, dated as of February 8, 2007, by and between Heritage Commerce Corp, Heritage Bank of Commerce and Diablo Valley Bank. Subject to the terms and conditions of the merger agreement, Diablo Valley Bank would merge with and into Heritage Bank of Commerce, a wholly-owned subsidiary of Heritage Commerce Corp, as the surviving corporation in the merger.

                           You are also being asked to give the proxyholders the authority to approve an adjournment of the special meeting, if necessary, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to approve the proposed merger.

Q:             When and where is the special meeting?

A:             The special meeting is scheduled to take place at 387 Diablo Road, Danville, California 94526 at 5:30p.m., local time on June 13, 2007.

Q:             What do I need to do now?

A:             After you have carefully read this document and have decided how you wish to vote your shares, please vote your shares promptly. If you hold stock in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage paid return WHITE envelope as soon as possible (or vote by telephone or internet in accordance with instructions on your proxy card). If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker. Submitting your proxy card or directing your bank or broker to vote your shares will ensure that your shares are represented and voted at the special meeting.

You should also complete the election form and transmittal materials that accompany this proxy statement/prospectus to specify the merger consideration you prefer (or provide instructions to your broker if you hold your shares in “street name”) and mail and enclose the election form and transmittal materials in the BLUE envelope. To submit your Diablo Valley Bank share certificates for exchange, you should follow the instructions in the election form and transmittal materials.

Q:             What vote is required to approve the merger agreement?

A:             The merger agreement must be approved by the holders of a majority of the outstanding shares of Diablo Valley Bank common stock entitled to vote at the special meeting and by the holders of a majority of the series A preferred stock, each voting as a separate class. This means that if either the common stock shareholders as a class do not vote to approve the merger or the series A preferred shareholders as a class do not vote to approve the merger then the merger will not go forward. The Diablo Valley Bank Board of Directors recommends that you vote “FOR” approval of the merger. The members of the Board of Directors of Diablo Valley Bank, who in the aggregate have the power to vote approximately 17% of the outstanding shares of Diablo Valley Bank common stock (excluding the effect of exercisable options) and 19% of the outstanding shares of series A preferred stock, have each executed voting agreements with Heritage Commerce Corp pursuant to which they have agreed to vote their shares of Diablo Valley Bank common stock in favor of the merger and against any competing business combination transaction.

Q:             If my shares of common stock are held in street name by my broker, will my broker automatically vote my shares for me?

A:             No. Your broker cannot vote your shares without instructions from you. You should instruct your broker as to how to vote your shares, following the directions your broker provides to you. Please check the voting form used by your broker.

Q:             What if I fail to instruct my broker?

A:             If you do not provide your broker with instructions, your broker generally will not be permitted to vote your shares on the merger proposal being presented at the special meeting. Because the approval of the merger requires the affirmative vote of the holders of a majority of the outstanding shares of Diablo Valley Bank common stock and the series A preferred stock, a failure to provide your broker instructions will have the same effect as a vote against the merger.

Q:             Can I attend the special meeting and vote my shares in person?

A:             Yes. All shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Holders of record of Diablo Valley Bank common stock or series A preferred stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted.

Q:             Can I change my vote?

A:             Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to the Secretary of Diablo Valley Bank, or (3) attending the special meeting in person, notifying the Secretary and voting by ballot at the special meeting. The Diablo Valley Bank Secretary’s mailing address is 387 Diablo Road, Danville, California, 94526.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy but the mere presence (without notifying the Secretary of Diablo Valley Bank) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Q:             Am I certain to receive the form of merger consideration that I elect for my common stock?

A:             No. The merger agreement provides that the total Diablo Valley Bank shares of common stock outstanding immediately prior to completion of the merger will be converted into total of $15,012,876 cash and 1,732,298 shares of Heritage Commerce Corp common stock, (subject to adjustment based on the average closing price of the Heritage Commerce Corp common stock over the 20 trading days ending on the fifth trading day immediately before the effective date of the merger). As a result, if more common stock shareholders elect to receive either form of consideration than is available under the merger agreement, shareholders electing the over-subscribed form of consideration will have their elections proportionately reduced and will receive a portion of their consideration in the other form of consideration, despite their election. This mechanism is more fully described in this proxy statement/prospectus under the caption “The Merger Agreement—Merger Consideration” beginning on page 42.

Q:             If I own series A preferred stock will I participate in the merger consideration?

A:             No. It is a condition to the merger that holders of series A preferred stock will have their shares repurchased  by Diablo Valley Bank for $32.00 cash prior to the merger.

Q:             What do I need to do to receive the merger consideration for my common stock?

A:             You will need to sign, date and complete the election form and transmittal materials that accompany this proxy statement/prospectus and submit them in the enclosed BLUE envelope to the exchange agent, U.S. Stock Transfer Corporation, at the address given in the materials, together with the certificates representing your shares of Diablo Valley Bank common stock prior to the election deadline. The election deadline will be 5:00 p.m. San Francisco, California time one business day immediately preceding the date of the special meeting, and will be separately announced at least five business days, and not more than fifteen business days, prior to the deadline. If you do not submit an election prior to the election deadline, you will be allocated Heritage Commerce Corp common stock and/or cash pursuant to the procedures described under “The Merger Agreement—Merger Consideration” beginning on page 42. If your shares are held in “street name” you will have to provide instructions to your broker to make an election. If you do not make an election, you will receive separate instructions for submitting your Diablo Valley Bank common stock certificates in exchange for the merger consideration following completion of the merger.

Q:             What do I need to do to receive my cash for my series A preferred stock?

A:             Diablo Valley Bank will send a notice of redemption of preferred stock at least 30 days before the redemption date. The notice will include instructions for surrendering your shares for redemption.

Q:             What must I do if I want to seek appraisal rights because I do not want to receive the merger consideration?

A:             Holders of Diablo Valley Bank common stock will have appraisal rights as a result of the proposed merger. If you are a holder of Diablo Valley Bank common stock and wish to dissent from the merger and seek an appraisal of the value of your Diablo Valley Bank common shares you must follow the procedures established under California law, including:

•       not voting in favor of the merger,

•       delivery of notice of demand for appraisal within 30 days after Diablo Valley Bank mails notice of approval of the merger after the special shareholder meeting, and

•       delivery of your common shares to Diablo Valley Bank stock within 30 days after Diablo Valley Bank mails notice of approval of the merger.

These procedures are described in Appendix C of this document and are summarized on pages C-1 to C-3. Failure to follow the applicable procedures will result in the loss of appraisal rights.

Q:             Can I change my election after I submit my certificates?

A:             Yes. You can revoke your election and submit new election materials prior to the election deadline. You may do so by submitting a written notice to the exchange agent that is received prior to the election deadline. The revocation must specify the account name and such other information as the exchange agent may request; revocations may not be made in part. New elections must be submitted in accordance with the election procedures described in this proxy statement/prospectus. If you instructed a broker to submit an election for your shares, you must follow your broker’s directions for changing those instructions.

Q:             When do you expect to complete the merger?

A:             We expect to complete the merger in the second or third quarter of 2007. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Diablo Valley Bank shareholders at the special meeting and the necessary regulatory approvals.

Q:             Will I be able to sell the shares of Heritage Commerce Corp common stock that I receive in the merger?

A:             Yes, in most cases. The shares of Heritage Commerce Corp common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended (which we refer to as the “Securities Act”), and listed on the NASDAQ Global Select Market. However, certain shareholders who are deemed to be “affiliates” of Heritage Commerce Corp or Diablo Valley Bank under the Securities Act (generally, directors, executive officers and shareholders of Heritage Commerce Corp or Diablo Valley Bank holding more than 10% of the outstanding shares of common stock) must abide by certain transfer restrictions under the Securities Act.

Q:             What if I do not vote or I abstain from voting?

A:             If you do not vote or you abstain from voting, your failure to vote or abstention will have the effect of a vote against the items being considered.

Q:             What happens if I sell my shares of Diablo Valley Bank common stock before the special meeting?

A:             The record date for the special meeting is April 27, 2007, which is earlier than the date of the special meeting. If you hold your shares of Diablo Valley Bank common stock on the record date you will retain your right to vote at the special meeting. If you transfer your shares of Diablo Valley Bank common stock after the record date but prior to the date on which the merger is completed, you will lose the right to receive the merger consideration for shares of Diablo Valley Bank common stock and any dividends that have a record date after the date on which you transfer your shares. The right to receive the merger consideration will pass to the person who owns your shares of Diablo Valley Bank common stock when the merger is completed.

Q:             What will happen to my Diablo Valley Bank shares after completion of the merger?

A:             Upon completion of the merger, your shares of Diablo Valley Bank common stock will be canceled and will represent only the right to receive your portion of the merger consideration (or the fair value of your Diablo Valley Bank common stock if you seek appraisal rights) and any declared but unpaid dividends that you may be owed.

Q:             Whom should I call with questions?

A:             Diablo Valley Bank shareholders should call John J. Hounslow at 925-314-2801 with any questions about the merger.

SUMMARY

This summary highlights selected information from this document. It does not contain all of the information that is important to you. We urge you to carefully read the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. See “Where You Can Find More Information” on page 94. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

Information about the Companies

Heritage Commerce Corp

Heritage Commerce Corp is registered with the Board of Governors of the Federal Reserve System as a Bank Holding Company under the Bank Holding Company Act (“BHCA”). Heritage Commerce Corp was organized in 1997 to be the holding company for Heritage Bank of Commerce. Subsequent to 1997, Heritage Commerce Corp became the holding company for Heritage Bank East Bay (“HBEB”); Heritage Bank South Valley (“HBSV”) and Bank of Los Altos (“BLA”). On January 1, 2003, HBEB, HBSV, and BLA were merged into Heritage Bank of Commerce. The former HBEB, HBSV, and BLA now operate as branch offices of Heritage Bank of Commerce and continue to serve their local markets. Heritage Commerce Corp’s principal source of income is dividends from Heritage Bank of Commerce. The expenditures of Heritage Commerce Corp, including (but not limited to) the payment of dividends to shareholders, if and when declared by the Board of Directors, the cost of servicing debt, legal fees, audit fees, and shareholder costs will generally be paid from dividends paid to Heritage Commerce Corp by Heritage Bank of Commerce. At December 31, 2006, Heritage Commerce Corp had consolidated assets of $1.04 billion, deposits of $847 million and shareholders’ equity of $123 million. Heritage Commerce Corp common stock is listed on the NASDAQ Global Select Market.

Heritage Bank of Commerce

Heritage Bank of Commerce is a California state-chartered bank headquartered in San Jose, California. It was incorporated in November 1993 and opened for business in January 1994. Heritage Bank of Commerce is a multi-community independent bank that offers a full range of banking services to small to medium sized businesses and their owners, managers and employees residing in Santa Clara, Alameda and Contra Costa counties in California. Heritage Bank of Commerce operates nine full service branch offices throughout this geographic footprint.

The principal executive offices of Heritage Commerce Corp and Heritage Bank of Commerce are located at 150 Almaden Boulevard, San Jose, California 95113.

Diablo Valley Bank

Diablo Valley Bank is a California state-chartered bank. Diablo Valley Bank operates two offices located at 387 Diablo Road, Danville, California and 300 Main Street, Pleasanton, California. At December 31, 2006, Diablo Valley Bank had total assets of approximately $249 million, total deposits of approximately $224 million and total shareholders’ equity of approximately $24.1 million. Diablo Valley Bank common stock is quoted on the Over-the-Counter Bulletin Board. Diablo Valley Bank’s principal executive offices are located at 387 Diablo Road in Danville.

The Merger and the Merger Consideration (page 42)

We are proposing the merger of Diablo Valley Bank with and into Heritage Bank of Commerce, a wholly-owned subsidiary of Heritage Commerce Corp. Heritage Bank of Commerce will survive the merger. As used in this document, the term “the merger” means the merger of Diablo Valley Bank with and into Heritage Bank of Commerce. The merger is governed by the Agreement of Plan and Merger dated February 8, 2007. A copy of the merger agreement is attached as Appendix A at the back of this proxy statement/prospectus. You are encouraged to read this merger agreement, which is the legal document that governs the merger.

The value that you will receive in exchange for your Diablo Valley Bank common stock is dependent on the per share consideration which will be calculated with reference to the average closing price for the Heritage Commerce Corp common stock. Average closing price means the average daily closing price of Heritage Commerce Corp common stock during the 20 trading days ending on the fifth trading day immediately before the effective date of the merger.

•       Per share consideration means:

(i)             If the average closing price is less than or equal to $24.55,

then the per share consideration is $23.00

(ii)         If the average closing price exceeds $24.55,

then the per share consideration will be an amount of the quotient equal to (A) the sum of (x) the product of the total stock consideration times the average closing price, plus (y) $15,012,876, divided by (B) 2,502,146

•       Total stock consideration means:

(i)             If the average closing price is less than $27.44, then 1,732,298 shares of Heritage Commerce Corp common stock; and

(ii)         If the average closing price exceeds $27.44, then 1,732,298 shares minus the number of shares equal to (A) .6666 times the difference between the average closing price and $27.44 multiplied by 1,732,298, divided by (B) the average closing price.

•       In general the per share consideration will float within a band of $23.00 to $25.00 if the average closing price is between $24.55 and $27.44. If the average closing price is above $27.44, the per share consideration will be increased to reflect one-third of the increase in the average closing price above $27.44. If the average closing price is below $24.55, the aggregate amount of cash paid in the merger will be increased to an amount necessary to maintain a minimum per share consideration of $23.00.

•       If the average closing price falls below $23.50, Heritage Commerce Corp has the right to terminate the agreement and plan of merger agreement.

The following table gives examples of the exchange ratio, per share consideration and total consideration for various average closing prices between $23.00 and $30.00. The actual average closing price could be higher or lower than this range. This table assumes no exercise of outstanding options to acquire Diablo Valley Bank common stock.

Average			Total Stock	Value of
Closing	Per Share	Exchange	Consideration	Stock	Cash	Total
Price	Consideration	Ratio	(Shares)	Consideration	Consideration	Consideration
$23.00	$23.00	1.0000	1,732,298	$39,842,854	$17,697,938	$57,540,792
$23.50	$23.00	0.9787	1,732,298	$40,709,003	$16,831,789	$57,540,792
$24.00	$23.00	0.9583	1,732,298	$41,575,152	$15,965,640	$57,540,792
$24.55	$23.00	0.9369	1,732,298	$42,527,916	$15,012,876	$57,540,792
$25.00	$23.31	0.9323	1,732,298	$43,307,450	$15,012,876	$58,320,326
$26.00	$24.00	0.9231	1,732,298	$45,039,748	$15,012,876	$60,052,624
$27.00	$24.69	0.9145	1,732,298	$46,772,046	$15,012,876	$61,784,922
$27.44	$25.00	0.9110	1,732,298	$47,534,257	$15,012,876	$62,547,133
$28.00	$25.13	0.8974	1,709,203	$47,857,684	$15,012,876	$62,870,560
$29.00	$25.36	0.8744	1,670,180	$48,435,232	$15,012,876	$63,448,108
$30.00	$25.59	0.8529	1,633,759	$49,012,780	$15,012,876	$64,025,656

Amounts shown in the “Total Consideration” column do not include approximately $7.5 million that will be paid to holders of options to acquire Diablo Valley Bank common stock (assuming no exercise of such options before completion of the merger). Holders of Diablo Valley Bank preferred stock may convert preferred stock to Diablo Valley Bank common stock on a one-for-one basis before redemption and instead receive the merger consideration, but as indicated above the per share merger consideration for each share of common stock is likely to be substantially less than $32.00 per share.

Subject to the allocation provisions of the merger agreement, you may elect to receive all cash or all Heritage common stock for the Diablo Valley Bank shares you own.

•       If you elect cash, the amount you receive per share will be equal to the per share consideration.

•       If you elect Heritage Commerce Corp common stock, the number of shares that you will receive will be equal to the number of your Diablo Valley Bank shares multiplied by an exchange ratio. The exchange ratio will be calculated by dividing the per share consideration by the average closing price. To the extent that the formula results in a fraction of a share, such fraction will not be issued but you will receive cash in lieu of such fractional interest.

As of the date of this proxy statement/prospectus, Diablo Valley Bank has 2,505,146 shares outstanding. Between the date hereof and the closing for the merger, additional stock options may be exercised. As a result of the additional shares pursuant to the exercise of outstanding stock options, the aggregate consideration to be paid by Heritage Commerce Corp will increase but the per share consideration due to Diablo Valley Bank shareholders will not decrease.

If you are a shareholder of record of Diablo Valley Bank common stock you may make different elections with respect to different shares. For example, if you are the record holder of 10,000 shares of Diablo Valley Bank common stock, you may elect to have 3,000 of those shares converted into the cash consideration and 7,000 of those shares converted into the Heritage Commerce Corp common stock consideration, subject to potential adjustment as described below. If you hold your stock in “street name” through a bank or broker, your election procedures may be subject to further limitations imposed by your bank or broker.

The foregoing discussion applies primarily to holders of Diablo Valley Bank common stock. Holders of its series A preferred stock will receive $32.00 per share in redemption of those shares before completion of the merger.

Risk Factors (page 20)

See the section entitled “Risk Factors” beginning on page 20 for a discussion of risks associated with the merger.

Regardless of whether you make a cash election or a stock election, you may nevertheless receive a mix of cash and stock (page 43)

The merger agreement provides that the total Diablo Valley Bank shares of common stock outstanding immediately prior to completion of the merger will be converted into the right to receive $15,012,876 cash, subject to adjustment, and 1,732,298 shares of Heritage Commerce Corp common stock, subject to adjustment. As a result, if more shareholders elect to receive either form of consideration than is available under the merger agreement, shareholders electing the over-subscribed form of consideration will have their elections proportionately reduced and will receive a portion of their consideration in the other form, despite their election.

Consideration for Diablo Valley Bank Stock Options (page 44)

Upon completion of the merger each outstanding option to purchase shares of Diablo Valley Bank common stock, whether vested or not, will be cancelled and converted into the right to receive a lump sum cash payment, without interest, equal to the product of (1) the number of shares subject to such Diablo Valley Bank option and (2) the excess, if any, of the per share consideration over the exercise price per share of such Diablo Valley Bank option, subject to applicable tax withholding.

The Merger Will Generally Be Tax-Free to Diablo Valley Bank Shareholders Except to the Extent of the Cash They Receive (page 60)

Heritage Commerce Corp and Diablo Valley Bank have structured the merger to qualify as a reorganization for United States federal income tax purposes, and it is a condition to their respective obligations to complete the merger that each of Heritage Commerce Corp and Diablo Valley Bank receive a legal opinion to that effect. Accordingly, the merger will generally be tax-free to you, except to the extent of the cash you receive in the merger. The amount of gain that you recognize in the merger will generally be limited to the lesser of the amount of gain that you realize and the amount of cash that you receive in the merger (except for any cash you receive instead of fractional shares). The amount of gain that you realize is generally equal to the excess, if any, of the sum of the cash and the fair market value of the Heritage Commerce Corp common stock that you receive over your tax basis in the Diablo Valley Bank common stock you surrender in the merger.

The United States federal income tax consequences described above may not apply to all holders of Diablo Valley Bank common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you

Comparative Market Prices and Share Information (pages 38 and 90)

Heritage Commerce Corp common stock is quoted on the NASDAQ Global Select Market under the symbol “HTBK.”  Diablo Valley Bank common stock is quoted on the Over-the-Counter Bulletin Board under the symbol “DBVB.”  The following table shows the closing sale prices of Heritage Commerce Corp common stock and Diablo Valley Bank common stock as reported on the NASDAQ Global Select Market and the Over-the-Counter Bulletin Board, respectively, on February 8, 2007, the last trading day before we announced the merger, and the closing price on [*], the last practicable trading day before the distribution of this document. This table also shows the implied value of the consideration proposed for each share of Diablo Valley Bank common stock receiving Heritage Commerce Corp common stock in the merger, which was calculated by multiplying the closing price of Heritage Commerce Corp common stock on those dates by .9127 and [*], the respective exchange ratios that would result if the applicable average Heritage Commerce Corp trading price were equal to the Heritage Commerce Corp closing prices on such dates.

	Heritage Commerce Corp Common Stock		Diablo Valley Bank Common Stock		Equivalent Value of Pro Forma Price Per Share
At February 8, 2007		$27.25		$24.00		$24.87
At [*]	$	[*]	$	[*]	$	[*]

The market price of Heritage Commerce Corp common stock and Diablo Valley Bank common stock will fluctuate prior to the merger. You should obtain market quotations for the shares.

Howe Barnes Hoefer & Arnett Has Provided an Opinion to the Diablo Valley Bank Board of Directors Regarding the Merger Consideration (page 31)

Howe Barnes Hoefer & Arnett delivered its opinion to Diablo Valley Bank’s Board of Directors that as of February 8, 2007, and based upon and subject to the factors and assumptions set forth in the opinion, the merger consideration to be received by holders of the outstanding shares of the common stock of Diablo Valley Bank under the agreement and plan of merger was fair from a financial point of view.

The full text of the written opinion of Howe Barnes Hoefer & Arnett, dated February 8, 2007, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Appendix B to this proxy statement/prospectus. Diablo Valley Bank’s shareholders are encouraged to read the opinion in its entirety. Howe Barnes Hoefer & Arnett provided its opinion for the information and assistance of the Diablo Valley Bank Board of Directors in connection with its consideration of the transaction. The Howe Barnes Hoefer & Arnett opinion is not a recommendation as to how any holder of Diablo Valley Bank common stock should vote with respect to the transaction.

The Diablo Valley Bank Board of Directors Recommends that Diablo Valley Bank Shareholders Vote “FOR” Approval of the Merger (pages 26 and 29)

The Diablo Valley Bank Board of Directors believes that the merger is in the best interests of Diablo Valley Bank and its shareholders and has approved the merger and the merger agreement. The Diablo Valley Bank Board of Directors recommends that Diablo Valley Bank shareholders vote “FOR” approval of the merger.

Diablo Valley Bank’s Directors and Officers Have Financial Interests in the Merger That May Differ From Your Interests (page 40)

In considering the information contained in this document, you should be aware that Diablo Valley Bank’s executive officers and directors have financial interests in the merger that may be different from, or in addition to, the interests of Diablo Valley Bank shareholders. These additional interests of Diablo Valley Bank’s executive officers and directors may create potential conflicts of interest and cause some of these persons to view the proposed transaction differently than you may view it as a shareholder.

These interests include:

•       Certain officers and directors have stock options exercisable in full prior to the merger.

•       James Mayer, President of Diablo Valley Bank, has entered into an employment agreement with Heritage Bank of Commerce and a noncompetition agreement with Heritage Commerce Corp and Heritage Bank of Commerce, both agreements becoming effective on the effective date of the merger. These agreements supersede Mr. Mayer’s existing agreements with Diablo Valley Bank and eliminate his right to substantial payments from Diablo Valley Bank regarding this merger.

•       John J. Hounslow, Chairman of the Board of Diablo Valley Bank, has entered into a consulting agreement with Heritage Bank of Commerce and a noncompetition agreement with Heritage Commerce Corp and Heritage Bank of Commerce, both agreements becoming effective on the effective date of the merger. These agreements will supersede Mr. Hounslow’s existing agreements with Diablo Valley Bank and eliminate his right to receive substantial payments from Diablo Valley Bank regarding this merger on the effective date of the merger.

•       John J. Hounslow and Mark E. Lefanowicz will be appointed to the Board of Directors of Heritage Commerce Corp and Heritage Bank of Commerce.

•       Randall D. Greenfield, chief financial officer of Diablo Valley Bank, is a party to an employment agreement with Diablo Valley Bank that would result in substantial payments to him in the case the merger is completed and his employment with Heritage Bank of Commerce is terminated. The parties anticipate that Mr. Greenfield will not be hired by Heritage Bank of Commerce beyond an initial consulting period to assist in the transition and therefore he will receive the severance payments described in his agreement.

Diablo Valley Bank’s Board of Directors was aware of these interests and took them into account in its decision to approve and adopt the merger agreement. For information concerning these interests, please see the discussion under the caption “Diablo Valley Bank’s Directors and Officers Have Financial Interests in the Merger on page 40.”

Holders of Diablo Valley Bank Common Stock Have Appraisal Rights in the Merger (page 62)

Under California law, in the event the merger is completed, if you do not vote to approve and adopt the merger agreement, and you comply with the other requirements of the relevant provisions of California law described in this proxy statement/prospectus, you may elect to receive, in cash, the statutorily determined fair value of your shares of our common stock, with interest, in lieu of receiving the merger consideration. In order to qualify for dissenters’ rights, a Diablo Valley Bank shareholder must vote against the merger and must make a written demand on Diablo Valley Bank within 30 days after Diablo Valley Bank mails the notice of approval of the merger to shareholders. A shareholder who executes and returns an unmarked proxy will have his or her shares voted “For” the merger and, as a consequence, such shareholder will be foreclosed from exercising rights as a dissenting shareholder.

If the merger is approved, Diablo Valley Bank will, within ten days after the meeting, mail to any shareholder who did not vote for the merger a notice that the required shareholder approval of the merger was obtained. This notice of approval will state the price determined by Diablo Valley Bank to represent the “fair market value” of any dissenting shares and a brief description of the procedures to be followed by dissenting shareholders who wish to further pursue their statutory rights. The dissenting shareholder must deliver his or her share certificate for receipt by Diablo Valley Bank within 30 days after the date on which the notice of approval was mailed to the shareholder.

The Diablo Valley Bank Board of Directors has determined that the “fair market value” of one share of Diablo Valley Bank common stock for this purpose is $20.77. You may disagree with the Diablo Valley

Bank Board of Directors’ determination of the fair market value. A copy of the full text of the relevant provisions of California law is attached as Appendix C, and any description in this proxy statement/prospectus of those provisions is qualified in its entirety by reference to Appendix C.

Diablo Valley Bank preferred shares, unless first converted to shares of common stock, will be redeemed for the redemption price of $32.00 per share before completion of the merger. Under California law, if the dissenting shares are surrendered for conversion into shares of Diablo Valley Bank common stock or are transferred prior to the shareholders’ delivery of such shares to Diablo Valley Bank, they lose their status as dissenting shares and the holders of such shares cease to be dissenting shareholders. The Diablo Valley Bank preferred shares that will be redeemed will be transferred to Diablo Valley Bank prior to the completion of the merger. As a result, the Diablo Valley Bank preferred shares, whether converted to shares of Diablo Valley Bank common stock or redeemed by Diablo Valley Bank, will lose their status as dissenting shares and, therefore, those shares will not be eligible for appraisal rights.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 54)

Currently, we expect to complete the merger in the second or third quarter of 2007. As more fully described in this document and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied. These conditions include, among others, approval by Diablo Valley Bank shareholders, redemption of the Diablo Valley Bank series A preferred stock, absence of material adverse change in the parties, the receipt of all required regulatory approvals (such as approval by the Board of Governors of the Federal Reserve System and the California Department of Financial Institutions), the receipt of legal opinions by each company regarding the tax treatment of the merger and other customary conditions.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 56)

We may mutually agree to terminate the merger agreement before completing the merger, even after shareholder approval, as long as the termination is approved by each of our boards of directors. In addition, either of us may decide to terminate the merger agreement at any time, if:

•       a final judicial or regulatory determination that any material provision of the merger agreement is unenforceable or denying a regulatory application;

•       the Diablo Valley Bank shareholders fail to approve the adoption of the merger agreement by the required vote;

•       the other party breaches any representation, warranty, covenant or agreement that gives rise to the failure of certain conditions precedent and fails to cure the breach within the agreed time;

•       after September 30, 2007, if the merger has not been consummated by then, unless the failure to consummate the merger was due to the failure of the party requesting termination to perform an obligation under the merger agreement; or

•       circumstances, in connection with the acceptance of a superior acquisition proposal by the Board of Directors of Diablo Valley Bank.

Heritage Commerce Corp may terminate the merger agreement if:

•       Diablo Valley Bank’s Board of Directors fails to provide notice or solicit proxies for the special meeting, fails to recommend the merger, changes or plans to change its positive recommendation of the merger, approves or recommends an acquisition proposal other than the merger, enters or plans to enter into agreements for another acquisition proposal, or recommends that Diablo Valley Bank shareholders tender their shares in connection with an offer that is not made by Heritage Commerce Corp;

•       Diablo Valley Bank breaches its obligations under the merger agreement with respect to the solicitation and consideration of offers other than the merger;

•       Diablo Valley Bank exercises its rights with regard to the consideration of other acquisition proposals under the merger agreement and continues discussions with persons concerning an acquisition proposal for more than 15 business days after the date of such acquisition proposal; or

•       the average closing price of Heritage Commerce Corp common stock for the 20 trading days ending on the fifth trading day immediately before the effective date of the merger is less than $23.50.

Diablo Valley Bank may terminate the merger agreement if Diablo Valley Bank’s Board of Directors authorizes Diablo Valley Bank, subject to complying with the terms of the merger agreement, to enter into a written agreement with respect to a superior acquisition proposal by a third party provided that:

•       Diablo Valley Bank’s Board of Directors complies with the provisions of the merger agreement relating to the non-solicitation of competing acquisition proposals and in responding to unsolicited acquisition proposals;

•       before taking any action Diablo Valley Bank promptly gives Heritage Commerce Corp notice of its decision to take such action, the notice specifies the material terms and conditions of the superior acquisition proposal and identifies the person making such superior acquisition proposal, and Diablo Valley Bank gives Heritage Commerce Corp at least five business days to propose revisions to the merger agreement in response to the superior acquisition proposal and Diablo Valley Bank negotiates in good faith with Heritage Commerce Corp with respect to such proposed revisions;

•       Diablo Valley Bank Board of Directors reasonably determines in good faith that it is necessary to terminate the merger agreement in order to comply with its fiduciary duties under applicable law;  and

•       Diablo Valley Bank pays a termination fee to Heritage Commerce Corp as described below.

Termination Fee if the Merger is Not Completed (page 57)

Diablo Valley Bank is required to pay Heritage Commerce Corp a termination fee of $3,380,000 under the following circumstances:

•       if Heritage Commerce Corp terminates the merger agreement because Diablo Valley Bank’s Board of Directors fails to recommend the merger, adversely alters or modifies its favorable recommendation, approves or recommends an acquisition proposal other than the merger, enters or plans to enter into agreements for another acquisition proposal, or recommends that Diablo Valley Bank shareholders tender their shares in connection with an offer that is not made by Heritage Commerce Corp;

•       if Heritage Commerce Corp terminates its merger agreement because Diablo Valley Bank breaches its obligations under the merger agreement with respect to the solicitation and consideration of offers other than the merger;

•       if Diablo Valley Bank terminates the merger agreement in connection with the acceptance of a superior acquisition proposal by the Diablo Valley Bank’s Board of Directors that is deemed necessary to fulfill its fiduciary duties as discussed above; or

•       if there is a publicly known acquisition proposal other than the merger, and the merger agreement is later terminated because of Diablo Valley Bank shareholders’ failure to approve the merger or because the merger is not consummated in time because of Diablo Valley Bank’s actions, and Diablo Valley Bank completes an acquisition proposal within 12 months after termination of the merger agreement, or within 6 months of the termination of the merger agreement, enters into an agreement for an acquisition proposal.

Regulatory Approvals Required for the Merger (page 38)

Diablo Valley Bank and Heritage Commerce Corp have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve Board, the California Department of Financial Institutions and the Federal Deposit Insurance Corporation. Heritage Commerce Corp and Diablo Valley Bank have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

The Rights of Diablo Valley Bank Shareholders will be Governed by California Law and the Heritage Commerce Corp Articles of Incorporation and Bylaws after the Merger (page 42)

The legal rights of Diablo Valley Bank shareholders who become Heritage Commerce Corp shareholders will change as a result of the merger because the rights of the holders of Heritage Commerce Corp common stock will be governed by the Heritage Commerce Corp articles of incorporation and bylaws. The differences in the rights that Diablo Valley Bank shareholders will have as a result of the merger are discussed beginning on page 89.

Diablo Valley Bank will Hold its Special Meeting on June 13, 2007 (page 24)

The special meeting will be held on June 13, 2007 at 5:30 p.m., local time, at 387 Diablo Road, Danville, California 94526. At the special meeting, Diablo Valley Bank shareholders will be asked to:

•       approve the merger; and

•       approve the adjournment of the special meeting, if necessary, to solicit additional proxies, in the event that there are not sufficient votes at the time of the special meeting to approve the merger.

Record Date.   Only holders of record of Diablo Valley Bank common stock and series A preferred stock at the close of business on April 27, 2007 will be entitled to vote at the special meeting. Each share of Diablo Valley Bank common stock is entitled to one vote. Each holder of series A preferred stock is entitled to one vote, voting as a separate class from the common stock holders. As of the record date of April 27, 2007, there were 2,505,146 shares of Diablo Valley Bank common stock and 207,061 shares of Diablo Valley series A preferred stock entitled to vote at the special meeting.

Required Vote.   To approve the merger, the holders of at a majority of the outstanding shares of Diablo Valley Bank common stock and the outstanding shares of the series A preferred stock, each voting as a separate class, must vote in favor of approving the merger. Because approval is based on the affirmative vote of at least a majority of shares outstanding of each of the common stock and preferred stock, a Diablo Valley Bank shareholder’s failure to vote or an abstention will have the same effect as a vote against the merger.

Approval of any necessary adjournment of the special meeting may be obtained by the affirmative vote of the holders of a majority of the shares of the common stock present in person or by proxy, even if less than a quorum. Because approval of such adjournment is based on the affirmative vote of a majority of shares present in person or by proxy, abstentions will have the same effect as a vote against this proposal.

As of the record date, Diablo Valley Bank directors and executive officers and their affiliates had the right to vote 436,680 shares of Diablo Valley Bank common stock, or approximately 17% of the outstanding common shares (excluding exercisable options and shares of preferred stock convertible to common stock) and 40,122 shares of series A preferred stock, or approximately 19% of the outstanding preferred shares. As described below, the directors of Diablo Valley Bank have agreed to vote their shares of Diablo Valley Bank common stock in favor of the merger.

Diablo Valley Bank’s Directors Have Agreed to Vote in Favor of the Merger (page 26)

In consideration of Heritage Commerce Corp agreeing to enter into the merger agreement, each of the members of our Board of Directors entered into voting agreements with Heritage Commerce Corp under which they agreed to vote their shares of Diablo Valley Bank common stock in favor of the merger agreement and against any competing acquisition transaction. The shares subject to these voting agreements represent approximately 17% (28% inclusive of exercisable options and shares of preferred stock convertible to common stock) of the outstanding shares of Diablo Valley Bank common stock. A form of the voting agreement is attached to this proxy statement/prospectus as Appendix D.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF HERITAGE COMMERCE CORP

Set forth below are highlights derived from Heritage Commerce Corp’s audited consolidated financial data as of and for the years ended December 31, 2002 through 2006. You should read this information in conjunction with Heritage Commerce Corp’s consolidated financial statements and related notes included in Heritage Commerce Corp’s Annual Report on Form 10-K for the year ended December 31, 2006, which is incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 94.

	AT AND FOR YEAR ENDED DECEMBER 31,
	2006	2005	2004	2003	2002
	(Dollars in thousands, except share and per share amounts and ratios)
INCOME STATEMENT DATA:
Interest income	$72,957	$63,756	$50,685	$46,447	$51,015
Interest expense	22,525	15,907	9,648	10,003	15,237
Net interest income before provision for loan losses	50,432	47,849	41,037	36,444	35,778
Provision for loan losses	(503)	313	666	2,900	2,663
Net interest income after provision for loan losses	50,935	47,536	40,371	33,544	33,115
Noninterest income	9,840	9,423	10,544	10,812	9,684
Noninterest expense	34,268	35,233	39,238	33,084	32,161
Income before income taxes	26,507	21,726	11,677	11,272	10,638
Income tax expense	9,237	7,280	3,199	3,496	3,484
Net income	$17,270	$14,446	$8,478	$7,776	$7,154
PER SHARE DATA:
Basic net income(1)	$1.47	$1.22	$0.73	$0.69	$0.65
Diluted net income(2)	$1.44	$1.19	$0.71	$0.67	$0.63
Book value(3)	$10.54	$9.45	$8.45	$7.86	$7.30
Weighted average number of shares outstanding—basic	11,725,671	11,795,635	11,559,155	11,221,232	11,063,965
Weighted average number of shares outstanding—diluted	11,956,433	12,107,230	11,986,856	11,572,588	11,324,650
Shares outstanding at period end	11,656,943	11,807,649	11,669,837	11,381,037	11,214,414
BALANCE SHEET DATA:
Securities	$172,298	$198,495	$232,809	$153,473	$126,443
Net loans	$716,475	$678,554	$713,033	$648,706	$660,680
Allowance for loan losses	$9,279	$10,224	$12,497	$13,451	$13,227
Total assets	$1,037,138	$1,130,509	$1,108,173	$1,005,982	$960,066
Total deposits	$846,593	$939,759	$918,535	$835,410	$841,936
Other borrowed funds	$21,800	$32,700	$47,800	$43,600	$0
Notes payable to subsidiary grantor trusts	$23,702	$23,702	$23,702	$23,702	$23,000
Total shareholders’ equity	$122,820	$111,617	$98,579	$89,485	$81,862
SELECTED PERFORMANCE RATIOS:
Return on average assets(4)	1.57%	1.27%	0.80%	0.81%	0.77%
Return on average equity	14.62%	13.73%	9.04%	9.04%	9.15%
Net interest margin	5.06%	4.58%	4.22%	4.15%	4.19%
Efficiency	56.86%	61.52%	76.07%	70.01%	70.74%
Average net loans as a percentage of average deposits	77.61%	73.55%	77.11%	77.21%	76.49%
Average total shareholders’ equity as a percentage of average total assets	10.75%	9.25%	8.80%	8.95%	8.41%
SELECTED ASSET QUALITY RATIOS:
Net loan charge-offs to average loans	0.06%	0.28%	0.19%	0.41%	0.09%
Allowance for loan losses to total loans	1.28%	1.48%	1.72%	2.03%	1.96%
CAPITAL RATIOS:
Tier 1 risk-based	17.3%	14.2%	13.0%	13.3%	12.1%
Total risk-based	18.4%	15.3%	14.3%	14.5%	13.3%
Leverage	13.6%	11.6%	10.9%	11.1%	10.7%

(1)             Represents net income divided by the average number of shares of common stock outstanding for the respective period.

(2)             Represents net income divided by the average number of shares of common stock and common stock-equivalents outstanding for the respective period.

(3)             Represents shareholders’ equity divided by the number of shares of common stock outstanding at the end of the period indicated.

(4)             Average balances used in this table are based on daily averages.

SELECTED HISTORICAL FINANCIAL DATA OF DIABLO VALLEY BANK

Diablo Valley Bank commenced operations on October 20, 2003. Set forth below are highlights derived from Diablo Valley Bank’s audited financial statements as of and for the years ended December 31, 2003 through 2006.

	2006	2005	2004	2003*
	(Dollars in thousands, except per share amounts and ratios)
INCOME STATEMENT DATA:
Interest income	$15,559	$9,551	$3,211	$82
Interest expense	5,222	2,233	705	33
Net interest income before provision for loan losses	10,337	7,318	2,506	49
Provision for loan losses	464	1,175	680	70
Net interest income after provision for loan losses	9,873	6,143	1,826	(21)
Noninterest income	200	86	33	3
Noninterest expense	6,446	4,754	3,960	685
Income (loss) before income taxes	3,627	1,475	(2,101)	(703)
Income tax expense (benefit)	1,620	(878)	1	—
Net income (loss)	$2,007	$2,353	$(2,102)	$(703)
PER SHARE DATA:
Basic net income (loss)	$0.67	$0.88	$(0.85)	$(0.28)
Diluted net income	$0.62	$0.80	—	—
Book value	$7.01	$6.14	$5.23	$6.11
Weighted average number of shares outstanding—basic	2,491,488	2,480,320	2,475,293	2,475,000
Weighted average number of shares outstanding—diluted	2,721,758	2,749,927	—	—
Shares outstanding at period end	2,502,146	2,482,946	2,476,496	2,474,996
BALANCE SHEET DATA:
Securities	$8,734	$14,616	$13,683	$3,023
Net loans	$197,023	$144,143	$92,336	$6,918
Allowance for loan losses	$2,389	$1,925	$750	$70
Total assets	$249,228	$192,692	$126,219	$41,482
Total deposits	$224,215	$165,537	$108,054	$26,339
Other borrowed funds	$—	$5,000	$5,000	$—
Total shareholders’ equity	$24,064	$21,749	$12,956	$15,130
SELECTED PERFORMANCE RATIOS:
Return on average assets	0.92%	1.44%	-2.42%	-12.04%
Return on average equity	8.73%	13.88%	-15.23%	-22.48%
Net interest margin	4.99%	4.73%	3.20%	1.00%
Efficiency	61.2%	64.2%	156.0%	1317.3%
Average net loans as a percentage of average deposits	87.7%	81.5%	64.7%	21.8%
Average shareholders’ equity as a percent of average total assets	10.5%	10.3%	15.9%	53.6%
SELECTED ASSET QUALITY RATIOS:
Net loan charge-offs to average loans	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses to total loans	1.20%	1.32%	0.81%	1.00%
CAPITAL RATIOS:
Tier 1 risk-based	10.6%	13.1%	11.3%	110.8%
Total risk-based	11.6%	14.3%	11.9%	111.3%
Leverage	9.7%	11.4%	11.2%	65.3%

*                     Operations commenced October 20, 2003

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The accompanying selected unaudited pro forma condensed combined statement of income data presents the Heritage Commerce Corp audited consolidated statement of income data for the year ended December 31, 2006 combined with Diablo Valley Bank’s audited statement of income data for the year ended December 31, 2006.  The selected unaudited pro forma condensed combined statement of income data gives effect to the merger as if it had occurred at the beginning of 2006.  The accompanying selected unaudited pro forma condensed combined balance sheet assumes the merger took place as of December 31, 2006.  The selected unaudited pro forma condensed combined balance sheet data combines the audited consolidated balance sheet data of Heritage Commerce Corp as of December 31, 2006 and the audited balance sheet data of Diablo Valley Bank as of December 31, 2006.

The selected unaudited pro forma condensed combined financial information includes purchase accounting adjustments to record the assets and liabilities of Diablo Valley Bank at their estimated fair values and is subject to further adjustments as additional information becomes available and as additional analyses are performed.  The selected unaudited pro forma condensed combined financial information presented below should be read together with the historical financial statements of Heritage Commerce Corp and Diablo Valley Bank, including the related notes and the other unaudited pro forma financial information, including the related notes, contained in this document or incorporated by reference.  See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 64.  The selected unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the impact of business integration costs and possible revenue enhancements and expense efficiencies, among other factors, been considered.

The pro forma financial information assumes that the Diablo Valley Bank common stock will be exchanged for 1,732,298 shares of Heritage Commerce Corp common stock and $15,012,876 of cash; however, the actual amount of cash paid may differ from this assumption.  For purposes of illustration, the selected unaudited pro forma condensed combined figures have been calculated assuming that the average closing price of Heritage Commerce Corp common stock is $26.27 (the average closing price for 20 trading days ending on the fifth trading day immediately before March 9, 2007) resulting in value to Diablo Valley Bank shareholders of $24.19 per share consideration.  We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses and revenue enhancement opportunities.  The selected unaudited pro forma condensed combined financial information does not reflect the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors, that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results.  It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during this period.  Upon completion of the merger, the operating results of Diablo Valley Bank will be reflected in the consolidated financial statements of Heritage Commerce Corp on a prospective basis.

	As of and for the Year Ended December 31, 2006
	Heritage Commerce Corp	Diablo Valley Bank	Adjustments	Pro Forma Combined
	(Dollars in Thousands)
Summary Statement of Income Data:
Interest income	$72,957	$15,559	$(1,199)	$87,317
Interest expense	22,525	5,222	158	27,905
Net interest income before provision for loan losses	50,432	10,337	(1,357)	59,412
Provision for loan losses	(503)	464	—	(39)
Net interest income after provision for loan losses	50,935	9,873	(1,357)	59,451
Noninterest income	9,480	200	—	10,040
Noninterest expense	34,268	6,446	761	41,475
Income before income taxes	26,507	3,627	(2,118)	28,016
Income tax expense	9,237	1,620	(890)	9,967
Net income	$17,270	$2,007	$(1,228)	$18,049
Summary Balance Sheet Data:
Cash and cash equivalents	$49,385	$33,513	$(30,161)	$52,737
Securities	172,298	8,735	(65)	180,968
Net loans	716,475	197,023	(349)	913,149
Total assets	1,037,138	249,228	22,421	1,308,787
Deposits	846,593	224,215	(157)	1,070,651
Total liabilities	914,318	225,164	978	1,140,460
Total shareholders’ equity	122,820	24,064	21,443	168,327

Comparative Unaudited Per Share Data

	Historical			Per Diablo Valley
	Heritage Commerce Corp	Diablo Valley Bank	Pro Forma Combined	Bank Equivalent Share(1)
Net income per common share for the year ended December 31, 2006
Basic	$1.47	$0.67	$1.34	$1.24
Diluted	$1.44	$0.62	$1.32	$1.22
Cash dividends
For the year ended December 31, 2006	$0.20	$—	$0.20	$0.18
Book value per common share
As of December 31, 2006	$10.54	$7.01	$12.57	$11.57

(1)          Per Diablo Valley Bank equivalent pro forma is calculated by multiplying pro forma combined by the hypothetical exchange ratio of .9208.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of Heritage Commerce Corp, Diablo Valley Bank and the potential combined company and may include statements for the period following the completion of the merger. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

The forward-looking statements involve certain risks and uncertainties. The ability of either Heritage Commerce Corp or Diablo Valley Bank to predict results or the actual effects of its plans and strategies, or those of the combined company, is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from such forward-looking statements include those set forth below under “Risk Factors,” as well as, among others, the following:

•       those discussed and identified in public filings with the SEC made by Heritage Commerce Corp;

•       completion of the merger is dependent on, among other things, receipt of shareholder and regulatory approvals, the timing of which cannot be predicted with precision and which may not be received at all;

•       the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•       the integration of Diablo Valley Bank’s business and operations with those of Heritage Commerce Corp may take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Diablo Valley Bank’s or Heritage Commerce Corp’s existing businesses; and

•       the anticipated cost savings and other synergies of the merger may take longer to be realized or may not be achieved in their entirety, and attrition in key client, partner and other relationships relating to the merger may be greater than expected.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this document or the date of any document incorporated by reference in this document.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Heritage Commerce Corp or Diablo Valley Bank or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this document. Except to the extent required by applicable law or regulation, Heritage Commerce Corp and Diablo Valley Bank undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this document, including the matters under the caption “Cautionary Statement Regarding Forward-Looking Statements” and the matters discussed under the caption “Risk Factors” included in the Annual Report on Form 10-K filed by Heritage Commerce Corp for the year ended December 31, 2006 as updated by subsequently filed Forms 10-Q and 10-K, you should carefully consider the following factors in deciding whether to vote for adoption of the merger agreement.

Because the Market Price of Heritage Commerce Corp Common Stock Will Fluctuate, Diablo Valley Bank Shareholders Cannot Be Sure of the Trading Price of the Merger Consideration They Will Receive.

The merger agreement is designed to ensure that a certain percentage of the total consideration that will be paid to Diablo Valley Bank shareholders in the merger will be paid in Heritage Commerce Corp common stock and the balance in cash. Upon completion of the merger, outstanding shares of Diablo Valley Bank common stock will be converted into Heritage Commerce Corp common stock or cash based on the formula described in this document. The exchange ratio, and the market value of the stock portion of the merger consideration implied by that exchange ratio, may vary from the closing price of Heritage Commerce Corp common stock on the date we announced the merger, on the date we mailed this document to Diablo Valley Bank shareholders, on the date of the special meeting of the Diablo Valley Bank shareholders and thereafter. Changes in the market value of Heritage Commerce Corp common stock prior to completion of the merger will affect the implied value of the merger consideration that Diablo Valley Bank shareholders will receive upon completion of the merger. Accordingly, at the time of the special meeting, Diablo Valley Bank shareholders will not know or be able to calculate the actual market value of the merger consideration they would receive upon completion of the merger. Heritage Commerce Corp is permitted to terminate the merger agreement if the market price of its common stock averaged over the 20 trading days ending the fifth trading day immediately before the effective date of the merger is below $23.50. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. Many of these factors are beyond our control. You should obtain current market quotations for shares of Heritage Commerce Corp common stock and for shares of Diablo Valley Bank common stock.

We May Fail To Realize All of the Anticipated Benefits of the Merger.

The success of the merger will depend, in part, on our ability to realize the anticipated benefits and cost savings from combining the businesses of Heritage Commerce Corp and Diablo Valley Bank. However, to realize these anticipated benefits and cost savings, we must successfully combine the businesses of Heritage Commerce Corp and Diablo Valley Bank. If we are not able to achieve these objectives, the anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected.

Heritage Commerce Corp and Diablo Valley Bank have operated and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each bank’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Diablo Valley Bank and Heritage Commerce Corp during the transition period.

The Market Price of Heritage Commerce Corp Common Stock after the Merger May Be Affected by Factors Different from Those Currently Affecting the Shares of Diablo Valley Bank or Heritage Commerce Corp.

The businesses of Heritage Commerce Corp and Diablo Valley Bank differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of Diablo Valley Bank. For a discussion of the businesses of Heritage Commerce Corp and Diablo Valley Bank and of certain factors to consider in connection with those businesses, see the descriptions of Heritage Commerce Corp and Diablo Valley Bank included in this document and information regarding Heritage Commerce Corp included in other documents that are incorporated by reference in this document and referred to under “Where You Can Find More Information.”

The Merger Agreement Limits Diablo Valley Bank’s Ability to Pursue Alternatives to the Merger.

The merger agreement contains “no shop” provisions that, subject to specified exceptions, limit Diablo Valley Bank’s ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Diablo Valley Bank, as well as a termination fee that is payable by Diablo Valley Bank under certain circumstances. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Diablo Valley Bank from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share market price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Diablo Valley Bank than it might otherwise have proposed to pay.

The Voting Agreements Limit Diablo Valley Bank’s Ability to Pursue Alternatives to the Merger.

The merger agreement must be approved by the holders of a majority of the outstanding shares of Diablo Valley Bank common stock entitled to vote at the special meeting. The members of the Board of Directors of Diablo Valley Bank, who in the aggregate have the power to vote approximately 17% of the outstanding shares of Diablo Valley Bank common stock, have each executed voting agreements with Heritage Commerce Corp pursuant to which they have agreed to vote their shares of Diablo Valley Bank common stock in favor of the merger and against any competing business combination transaction.

The Merger Is Subject to a Separate Class Vote by the Holders of the Diablo Valley Bank Series A Preferred Stock.

The merger agreement must be approved by the holders of a majority of the outstanding shares of Diablo Valley Bank series A preferred stock. The holders of the series A preferred stock vote as a separate class from the holders of common stock. As a result, for example, a majority of the common stock may be voted in favor of the merger, but if a majority of the series A preferred shares are voted against the merger, the merger will not go forward.

The Merger Is Subject to the Receipt of Consents and Approvals from Government Entities that May Impose Conditions that Could Have an Adverse Effect on Heritage Commerce Corp.

Before the merger may be completed, various approvals or consents must be obtained from the Federal Reserve Board and the California Department of Financial Institutions. These governmental entities may impose conditions on the completion of the merger or require changes to the terms of the merger. Although Heritage Commerce Corp and Diablo Valley Bank do not currently expect that any such conditions or changes will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of Heritage Commerce Corp following the merger, any of which might have an adverse effect on Heritage Commerce Corp following the merger. Heritage Commerce Corp is not obligated to complete the merger if the regulatory approvals received in connection with the completion of the merger in its reasonable opinion include any conditions or restrictions that, in the aggregate, would be expected to have a material adverse effect on Heritage Commerce Corp or otherwise are burdensome to Heritage Commerce Corp.

Diablo Valley Bank Shareholders May Receive Merger Consideration that Is Inconsistent with their Elections.

Although Diablo Valley Bank shareholders will be able to elect to receive cash or Heritage Commerce Corp common stock for each of their shares of Diablo Valley Bank common stock, the merger agreement provides that a certain percentage of the total consideration to be paid to Diablo Valley Bank shareholders in the merger will be paid in Heritage Commerce Corp common stock and the balance in cash. Your election, therefore, may be proportionately reduced if the total stock or cash elections exceed these limitations. In that circumstance, you will receive a combination of cash and Heritage Commerce Corp common stock following a pro rata adjustment of all elections for Heritage Commerce Corp common stock in order to keep within these limitations.

For a more detailed description of the merger consideration, see “Merger Consideration” beginning on page 42.

Diablo Valley Bank Shareholders Will Have Less Influence as Shareholders of Heritage Commerce Corp than as Shareholders of Diablo Valley Bank.

Diablo Valley Bank’s shareholders currently have the right to vote in the election of the Board of Directors of Diablo Valley Bank and on other matters affecting Diablo Valley Bank. When the merger occurs, each Diablo Valley Bank shareholder that receives shares of Heritage Commerce Corp common stock will become a shareholder of Heritage Commerce Corp with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of Diablo Valley Bank. In fact, it is expected that the former shareholders of Diablo Valley Bank as a group will own less than 13% of the outstanding shares of Heritage Commerce Corp immediately after the merger. Because of this, Diablo Valley Bank’s shareholders will have less influence on the management and policies of Heritage Commerce Corp than they now have on the management and policies of Diablo Valley Bank.

Diablo Valley Bank Executive Officers and Directors Have Interests in the Merger that May be Different from, or in Addition to, the Interests of Diablo Valley Bank Shareholders.

Diablo Valley Bank’s officers and directors have interests in the merger that may be different from, or in addition to, the interests of Diablo Valley Bank shareholders. For example, certain executive officers and employees of Diablo Valley Bank may receive payments with respect to outstanding stock options that will be cashed out in the merger. Additionally, certain members of Diablo Valley Bank’s executive management team have agreed to new employment and consulting and non-competition agreements with Heritage Commerce Corp. Diablo Valley Bank’s Board of Directors was aware of these interests and took them into account in its decision to approve and adopt the merger agreement. For information concerning these interests, please see the discussion under the caption “Diablo Valley Bank’s Directors and Officers Have Financial Interests in the Merger.”

The Combined Loan Portfolios May Not Perform as Expected.

Heritage Commerce Corp’s performance and prospects after the merger will be dependent to a significant extent on the performance of the combined loan portfolios of Heritage Bank of Commerce and Diablo Valley Bank, and ultimately, on the financial condition of their respective borrowers and other customers. The existing loan portfolios of the two banks differ to some extent in the types of borrowers, industries and credits represented. In addition, there are differences in the documentation, classifications, credit ratings and management of the portfolios. As a result, Heritage Bank of Commerce and Diablo Valley Bank’s combined loan portfolio after the merger may have a different risk profile than the loan portfolio of either Diablo Valley Bank or Heritage Bank of Commerce before the merger. The performance of the two loan portfolios will be adversely affected if any such factor is worse than currently anticipated. In addition, to the extent that present customers of Diablo Valley Bank are not retained by Heritage Bank of Commerce or additional expenses are incurred in retaining them, there could be adverse effects on future consolidated results of operation of Heritage Bank of Commerce following the merger. Realization of improvement in profitability is dependent, in part, on the extent to which the revenues of Diablo Valley Bank are maintained and enhanced.

Heritage Commerce Corp May Engage in Further Expansion Through New Branch Openings or Acquisitions, which Could Adversely Affect Net Income.

Heritage Commerce Corp may engage in further expansion. There are risks associated with expansion and, in particular, expansion through acquisitions. These risks include, among others, incorrectly assessing the asset quality of a bank acquired in a particular acquisition, encountering greater than anticipated costs of opening new branches or incorporating acquired businesses, facing resistance from customers or employees, and being unable to profitably deploy assets acquired through expansion or in acquisitions. To the extent Heritage Commerce Corp issues capital stock in connection with additional acquisitions, these acquisitions and related stock issuances may have a dilutive effect on earnings per share and share ownership.

THE DIABLO VALLEY BANK SPECIAL MEETING

This section contains information about the special meeting of Diablo Valley Bank shareholders that has been called to consider and approve the merger of Diablo Valley Bank with and into Heritage Bank of Commerce, with Heritage Bank of Commerce as the surviving corporation in the merger.

Together with this document, we are also sending you a notice of the special meeting and a form of proxy that is solicited by the Diablo Valley Bank Board of Directors. The special meeting will be held on June 13, 2007, at 5:30 p.m. local time, at 387 Diablo Road, Danville, California 94526, subject to any adjournments or postponements.

Matters to Be Considered

The purpose of the special meeting is to vote on a proposal for approval of the merger.

You also will be asked to vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger.

Proxies

Each copy of this document mailed to holders of Diablo Valley Bank common stock and series A preferred stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this document in the enclosed WHITE envelope (or vote by telephone or internet in accordance with instructions on the enclosed proxy card) to ensure that your vote is counted at the special meeting, or at any adjournment or postponement of the special meeting, regardless of whether you plan to attend the special meeting.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to Diablo Valley Bank’s Secretary or (3) attending the special meeting in person, notifying the Secretary, and voting by ballot at the special meeting. If you hold your stock in “street name” through a bank or broker, you must follow your bank’s or broker’s instructions to revoke your proxy.

Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, and such vote will revoke any previous proxy but the mere presence (without notifying Diablo Valley Bank’s Secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

Diablo Valley Bank
387 Diablo Road
Danville, California 94526
Attention: Secretary

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval of the merger and “FOR” approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies in the event that there are not sufficient votes at the time of the special meeting to approve the merger. According to the Diablo Valley Bank bylaws, business to be conducted at a special meeting of shareholders may only be brought before the meeting by means of Diablo Valley Bank’s notice of the meeting. Accordingly, no matters other than the matters described in this document will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Election Form and Transmittal Materials

Diablo Valley Bank common stock shareholders should also complete, mail and enclose in the BLUE envelope the election form and transmittal materials accompanying this proxy statement/prospectus with their common stock certificates to the exchange agent. If you do not wish to make an election, you will receive separate instructions for submitting your Diablo Valley Bank common stock certificates in exchange for the merger consideration following completion of the merger. Holders of Diablo Valley Bank series A preferred shares will receive separate transmittal instructions related to the redemption of their shares of series A preferred stock by Diablo Valley Bank.

Solicitation of Proxies

Diablo Valley Bank will bear the entire cost of soliciting proxies from you (other than the costs of printing and mailing the proxy materials, which will be borne by Heritage Commerce Corp). In addition to solicitation of proxies by mail, Diablo Valley Bank will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Diablo Valley Bank common stock and secure their voting instructions. Diablo Valley Bank will reimburse the record holders for their reasonable expenses in taking those actions. Diablo Valley Bank may use its regular employees, who will not be specially compensated, to solicit proxies from Diablo Valley Bank shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Record Date

The close of business on April 27, 2007 has been fixed as the record date for determining the Diablo Valley Bank shareholders entitled to receive notice of and to vote at the special meeting. At that time, 2,505,146 shares of Diablo Valley Bank common stock were outstanding, held by approximately 156 holders of record, and 207,061 shares of Diablo Valley Bank series A preferred stock were outstanding, held by approximately 80 holders of record.

Voting Rights and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Diablo Valley Bank common stock and a majority of the outstanding shares of series A preferred stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted for the purpose of determining whether a quorum is present.

Approval of the merger requires the affirmative vote of the holders of at least a majority of the outstanding shares of Diablo Valley Bank common stock and series A preferred stock entitled to vote at the special meeting, voting as separate classes. You are entitled to one vote for each share of Diablo Valley Bank common stock or  series A preferred stock you held as of the record date. The failure to vote by proxy or in person will have the same effect as a vote against the merger.

Approval of any proposal to adjourn or postpone the meeting, if necessary, for the purpose of soliciting additional proxies may be obtained by the affirmative vote of the holders of a majority of the shares present in person or by proxy, even if less than a quorum. Because approval of such adjournments is based on the affirmative vote of a majority of shares present in person or by proxy, abstentions will have the same effect as a vote against this proposal.

The Diablo Valley Bank Board of Directors urges you to promptly vote by completing, dating and signing the accompanying proxy card and to return it promptly in the enclosed postage-paid envelope or, if you hold your stock in “street name” through a bank or broker, by following the voting instructions of your bank or broker.

As of the record date, directors and executive officers of Diablo Valley Bank and their affiliates, had the right to vote 436,680 shares of Diablo Valley Bank common stock, or approximately 17% of the outstanding Diablo Valley Bank common stock (exclusive of exercisable options and shares of preferred stock convertible to common stock) and 40,122 shares of series A preferred stock or approximately 19%, of the outstanding series A preferred stock at that date. The directors have agreed to vote their shares of Diablo Valley Bank common stock, in favor of the proposals to be presented at the special meeting.

Recommendation of the Diablo Valley Bank Board of Directors

The Diablo Valley Bank Board of Directors has approved the merger agreement and the transactions it contemplates, including the merger. The Diablo Valley Bank Board of Directors determined that the merger, merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Diablo Valley Bank and its shareholders and recommends that you vote “FOR” approval of the merger and “FOR” authority to vote for adjournment or postponement of the meeting for the purpose of soliciting additional proxies. See “The Merger—Diablo Valley Bank’s Reasons for the Merger; Recommendation of the Diablo Valley Bank Board of Directors” for a more detailed discussion of the Diablo Valley Bank Board of Directors’ recommendation.

Attending the Meeting

All holders of Diablo Valley Bank common stock and series A preferred stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership and you must bring a form of personal photo identification with you in order to be admitted.

THE MERGER

Background of the Merger

The Diablo Valley Bank Board of Directors has periodically discussed and reviewed Diablo Valley Bank’s business, strategic direction, performance and prospects in the context of developments in the financial services industry and the competitive landscape in the markets in which Diablo Valley Bank operates and elsewhere. The Diablo Valley Bank Board of Directors has also at times discussed with senior management various potential strategic alternatives involving possible acquisitions or business combinations that could complement and enhance the company’s competitive strengths and strategic position. Also, senior management of Diablo Valley Bank has, from time to time, had informal discussions with representatives of other financial institutions regarding industry trends and issues and exploratory discussions of the potential benefits and issues arising from possible business combinations.

Heritage Commerce Corp’s Board of Directors and senior management regularly review the financial services industry environment, including the trend towards consolidation in the industry, and periodically discuss ways in which to enhance the company’s competitive position. Senior management of Heritage Commerce Corp has, over time, considered the possibility of acquisitions and strategic combinations with a variety of financial institutions and the potential strategic fit with such institutions based on their lines of businesses, their management and employee cultures and their geographic locations.

In June 2006, John J. Hounslow, Chairman of the Board of Diablo Valley Bank, contacted William Del Biaggio Jr., Executive Vice-President and former Chairman of the Board of Heritage Commerce Corp, to get reacquainted socially. At a meeting on July 18, 2006, Mr. Del Biaggio suggested that Mr. Hounslow meet Walter T. Kaczmarek, the Chief Executive Officer of Heritage Commerce Corp and President of Heritage Bank of Commerce, as an introductory meeting to enable them to get acquainted, and to discuss Heritage Commerce Corp’s present and future interests in expanding its banking activities.

In August 2006, Mr. Kaczmarek and Mr. Hounslow met for the first time to get acquainted. In the course of the meeting Mr. Kaczmarek and Mr. Hounslow generally discussed each other's franchises and the interest of Heritage Commerce Corp in expanding its franchise in the San Francisco East Bay.

After the initial meeting in August 2006, and continuing through November 2006, Mr. Hounslow met with and had telephonic discussions with Mr. Kaczmarek. These discussions included the potential strategic fit, benefits, advantages and merits of a merger of Diablo Valley Bank and Heritage Bank of Commerce. In late October 2006, at the request of Messrs. Kaczmarek and Hounslow, respectively, Randall Greenfield, chief financial officer of Diablo Valley Bank, spoke with and had a few discussions with Lawrence McGovern, chief financial officer of Heritage Commerce Corp, concerning Diablo Valley Bank’s financial position and financial performance through the end of the third quarter of 2006.

On November 6, 2006, at the request of Diablo Valley Bank, Heritage Commerce Corp and Diablo Valley Bank executed a confidentiality agreement concerning proprietary information of Diablo Valley Bank, and Heritage Commerce Corp commenced its due diligence investigation of Diablo Valley Bank. Also during this period, Mr. Hounslow requested on behalf of Diablo Valley Bank that Heritage Commerce Corp provide a written list of potential terms for an acquisition of Diablo Valley Bank, indicating that while Diablo Valley Bank remained interested in a potential transaction, its Board of Directors believed that the previous indications of a possible purchase price were not sufficient to move forward.

On November 9, 2006, Mr. Hounslow, James Mayer, President of Diablo Valley Bank, Mr. Raymond Parker, Executive Vice President of Heritage Bank of Commerce, Mr. McGovern and Mr. Kaczmarek met for lunch to discuss and determine senior management compatibility.

Heritage Commerce Corp Board of Directors at its regular November 16, 2006 meeting reviewed and discussed the status of negotiations with management. At the board meeting the board authorized management to continue negotiations, including a purchase price within specific ranges. The board also authorized management to enter into an engagement arrangement with RBC Capital Markets to act as the exclusive financial advisor to Heritage Commerce Corp. The next day on November 17, 2006 Mr. Kaczmarek contacted Mr. Hounslow to continue negotiations. Negotiations between the two companies ensued during the rest of the week on the pricing and structure of a proposed transaction.

On November 26, 2006, Diablo Valley Bank executed a confidentiality agreement concerning proprietary information of Heritage Commerce Corp and Heritage Bank of Commerce in order to commence due diligence into the affairs of Heritage Commerce Corp and Heritage Bank of Commerce. On November 30, 2006, Heritage Commerce Corp executed an engagement letter with RBC Capital Markets to act as its investment banking advisor for a possible transaction with Diablo Valley Bank. During the weeks of December 4 and December 11, 2006 Diablo Valley Bank and Heritage Commerce Corp had further discussions about preliminary structuring and pricing for a possible transaction.

As a result of these discussions, Heritage Commerce Corp proposed that, subject to the finalization of due diligence and definitive deal documentation, subject to the Diablo Valley Bank board members’ willingness to enter into voting agreements to support the transaction, and further subject to certain executives and key employees of Diablo Valley Bank entering into employment, consulting and non-competition arrangements, Heritage Commerce Corp would be willing to pay a purchase price of 1,732,298 shares of common stock and $23.5 million cash for all of the outstanding shares of Diablo Valley Bank and termination of all of the Diablo Valley Bank outstanding stock options. Following discussions among the Diablo Valley Bank board and its senior management, financial advisors and legal counsel, the Diablo Valley Bank board determined that such a transaction appeared to be in the best interests of its shareholders and instructed management, certain directors and Diablo Valley Bank’s advisors to negotiate definitive transaction documentation, including the proposed voting agreements.

On December 12, 2006, Diablo Valley Bank retained Howe Barnes Hoefer & Arnett to render financial advisory and investment banking services.

On December 16, 2006, Heritage Commerce Corp conducted on-site due diligence and investigation of Diablo Valley Bank. On December 22, 2006, Diablo Valley Bank conducted on-site due diligence and investigation of Heritage Commerce Corp and Heritage Bank of Commerce.

On December 19, 2006, preliminary drafts of the merger agreement and shareholder voting agreements were distributed to all parties and their legal counsel.

On December 21, 2006, at its regular board meeting the Heritage Commerce Corp board discussed the proposal terms of the merger. RBC Capital and Heritage Commerce Corp legal counsel attended the meeting to discuss the financial terms and structure of the proposed transaction and the legal and regulatory issues involved in completing a possible transaction with Diablo Valley Bank.

For the balance of December through February 8, 2007, the parties continued to negotiate the final terms of the transaction and the definitive transaction documentation. During this period, Diablo Valley Bank completed its due diligence investigation of Heritage Commerce Corp and Heritage Commerce Corp completed its due diligence investigation of Diablo Valley Bank. The parties also negotiated during this period to enter into employment arrangements with certain key members of Diablo Valley Bank’s senior management, a consulting agreement with Mr. Hounslow, an employment agreement with James Mayer, and non-competition agreements with Mr. Hounslow and Mr. Mayer as required by Heritage Commerce Corp as a condition to a transaction.

On February 8, 2007, the Diablo Valley Bank Board of Directors met. Mr. Hounslow updated the board on the progress of negotiations with Heritage Commerce Corp. Senior management then described to the board the due diligence regarding Heritage Commerce Corp conducted by Diablo Valley Bank and its advisors. Representatives of Bingham McCutchen LLP, outside legal counsel to Diablo Valley Bank, then made a presentation to the board describing the board’s duties and responsibilities under California law and the key terms of the merger and the merger agreement, and a discussion followed. Representatives of Howe Barnes Hoefer & Arnett then presented a summary of its financial analysis of the proposed merger and delivered its opinion that, as of that date, the consideration to be received by Diablo Valley Bank’s shareholders in the merger was fair from a financial point of view to Diablo Valley Bank’s shareholders. A discussion followed. Following further discussion and deliberations, including consideration of the matters described below under “Diablo Valley Bank’s Reasons for the Merger; Recommendation of the Diablo Valley Bank Board of Directors,” the members of the board present at the meeting unanimously approved the merger agreement and the transactions contemplated by the merger agreement and resolved to recommend that Diablo Valley Bank’s shareholders vote to adopt the merger agreement.

The Board of Directors of Heritage Commerce Corp and Heritage Bank of Commerce also met on February 8, 2007 to approve the terms of the agreement and plan of merger.

Thereafter, on February 8,  2007, the parties executed the merger agreement, the voting agreements and the employment, consulting and non-competition agreements with members of Diablo Valley Bank Management. On the next day, February 9, 2007, the transaction was announced in a joint press release, and Heritage Commerce Corp filed a Form 8-K with the SEC to disclose the transaction.

Diablo Valley Bank’s Reasons for the Merger; Recommendation of the Diablo Valley Bank Board of Directors

In reaching its conclusion that the merger agreement and the merger are advisable and in the best interests of Diablo Valley Bank and its shareholders, and in approving the merger agreement and the transactions contemplated thereby, Diablo Valley Bank’s Board of Directors considered and reviewed the transaction and its terms with Diablo Valley Bank’s senior management, as well as its financial and legal advisors, and considered a number of factors. The following include the material factors considered by Diablo Valley Bank’s Board of Directors:

•       the value to be received by Diablo Valley Bank shareholders under the merger agreement relative to the historical trading price of Diablo Valley Bank common stock, including the fact that as of the date of the merger agreement, the average implied value of the cash and stock merger consideration represented a premium of approximately 16% over the weighted average sale price of Diablo Valley Bank common stock over the two months preceding the announcement of the proposed merger;

•       the value to be received in the merger is supported by certain collars including a floor price of $23.00 share;

•       the greater liquidity of the Heritage Commerce Corp common stock relative to the Diablo Valley Bank common stock;

•       the ability of Diablo Valley Bank shareholders, through the Heritage Commerce Corp common stock component of the merger consideration, to participate in the potential growth of the combined Heritage Commerce Corp and Diablo Valley Bank institutions following consummation of the transaction;

•       the financial analyses conducted by Howe Barnes Hoefer & Arnett and its opinion to the Board of Directors that, as of the date of the merger agreement, the consideration to be received by Diablo Valley Bank’s shareholders was fair from a financial point of view to Diablo Valley Bank’s shareholders;

•       the expectation that the receipt of Heritage Commerce Corp common stock by Diablo Valley Bank shareholders would generally be tax-free for U.S. federal income tax purposes;

•       the board’s understanding of, and the presentations of its management and financial advisor regarding, Diablo Valley Bank’s business, operations, management, financial condition, earnings and prospects;

•       the potential alternatives available to Diablo Valley Bank, including other potential extraordinary transactions and the alternative of remaining independent, and the risks and challenges inherent in successfully implementing Diablo Valley Bank’s business plans. The board also considered the value to the shareholders of these alternatives, the timing and likelihood of achieving value from these alternatives, and the possibility that Diablo Valley Bank’s future stock price might not have a value greater than the consideration to be paid in the merger;

•       the interest rate and economic environment and management’s view of their impact on regional banks like Diablo Valley Bank over the near and medium term;

•       the competitive environment facing regional banks like Diablo Valley Bank, and management’s belief that Diablo Valley Bank’s customers and employees would benefit from a combination with Heritage Commerce Corp due to the combined entity’s enhanced ability to serve its customers more broadly and effectively because of the combined entity’s greater scale, broader product portfolio and more comprehensive technology;

•       the consolidation occurring in the banking industry and the increased competition from other financial institutions;

•       the expertise of Heritage Commerce Corp’s management, its competitive position in geographic markets and the proximity and overlap of the geographic markets served by Heritage Commerce Corp;

•       the ability to complete the merger, including, in particular, the likelihood of obtaining regulatory approval and the provisions of the merger agreement regarding Diablo Valley Bank’s and Heritage Commerce Corp’s obligations to pursue the regulatory approvals;

•       the terms and conditions of the merger agreement, including the restrictions imposed on Diablo Valley Bank from soliciting alternative transactions and the termination fee that Diablo Valley Bank would be required to pay if the merger agreement were terminated under certain circumstances;

•       the existence and nature of the voting agreements;

•       the judgment and advice of Diablo Valley Bank’s senior management;

•       the taxable nature for U.S. federal income tax purposes of the cash portion of the merger consideration received by Diablo Valley Bank shareholders; and

•       the fact that the interests of certain of Diablo Valley Bank’s officers and directors may be different from, or in addition to, the interests of shareholders generally.

The Diablo Valley Bank Board of Directors also identified and considered a number of risks and uncertainties in its deliberations concerning the merger, including the following:

•       the possible disruption to Diablo Valley Bank’s business that may result from the announcement of the transaction and the resulting distraction of its management’s attention from the day-to-day operations of Diablo Valley Bank’s business;

•       the difficulty inherent in integrating two businesses and the risk that the cost efficiencies, synergies and other benefits expected to be obtained in the transaction may not be fully realized;

•       the restrictions contained in the merger agreement on the operation of Diablo Valley Bank’s business during the period between the signing of the merger agreement and completion of the merger;

•       the termination fee to be paid to Heritage Commerce Corp if the merger agreement is terminated under certain circumstances; and

•       the possibility that the merger might not be completed and the effect of the resulting public announcement of termination of the merger agreement on, among other things, the market price of Diablo Valley Bank’s common stock and Diablo Valley Bank’s operating results, particularly in light of the costs incurred in connection with the transaction.

The above discussion of the information and factors considered by Diablo Valley Bank’s Board of Directors is not intended to be exhaustive, but indicates the material matters considered by the Board of Directors. In reaching its determination to approve the merger agreement and the transactions which it contemplates, the board did not quantify, rank or assign any relative or specific weight to, the foregoing factors, and individual directors may have considered various factors differently and may have given differing weights to different factors. Diablo Valley Bank’s Board of Directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. Diablo Valley Bank’s Board of Directors based its determination on the totality of the information presented.

Diablo Valley Bank’s Board of Directors determined, by unanimous vote that the merger on the terms and conditions set forth in the merger agreement is advisable and in the best interests of Diablo Valley Bank and its shareholders. Accordingly, Diablo Valley Bank’s Board of Directors, by unanimous vote, approved and adopted the merger agreement and the transactions contemplated thereby, and recommends that Diablo Valley Bank shareholders vote “FOR” the proposal to approve the merger agreement.

Opinion of Diablo Valley Bank’s Financial Advisor

Diablo Valley Bank’s Board of Directors retained Howe Barnes Hoefer & Arnett to render financial advisory and investment banking services. Howe Barnes Hoefer & Arnett is a nationally recognized investment banking firm with substantial expertise in transactions similar to the proposed transaction and is familiar with Diablo Valley Bank and its business. As part of its investment banking activities, Howe Barnes Hoefer & Arnett is regularly engaged in the independent valuation of financial institutions and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

On February 8, 2007, the Diablo Valley Bank Board of Directors held a meeting to evaluate the proposed merger with Heritage Bank of Commerce. At this meeting, Howe Barnes Hoefer & Arnett rendered a written opinion that the terms of the proposed merger of Diablo Valley Bank with and into Heritage Bank of Commerce was fair, from a financial point of view, to Diablo Valley Bank common shareholders. The full text of Howe Barnes Hoefer & Arnett’ opinion is attached as Appendix B to this proxy statement/prospectus and should be read in its entirety.

For purposes of Howe Barnes Hoefer & Arnett’s opinion and in connection with its review of the proposed transaction, Howe Barnes Hoefer & Arnett has, among other things:

•       reviewed the terms of the merger agreement;

•       reviewed certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of Diablo Valley Bank and Heritage Commerce Corp, including those included in their respective annual reports for the past two years and their respective quarterly reports for the past two years;

•       held discussions with members of senior management of Diablo Valley Bank and Heritage Commerce Corp regarding financial forecasts and projections of Diablo Valley Bank and Heritage Commerce Corp, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger;

•       held discussions with members of senior management of Diablo Valley Bank and Heritage Commerce Corp regarding past and current business operations, regulatory matters, financial condition and future prospects of the respective companies;

•       reviewed reported market prices and historical trading activity of Diablo Valley Bank and Heritage Commerce Corp common stock;

•       reviewed certain aspects of the financial performance of Diablo Valley Bank and Heritage Commerce Corp and compared such financial performance of Diablo Valley Bank and Heritage Commerce Corp, together with stock market data relating to Diablo Valley Bank and Heritage Commerce Corp common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities;

•       compared the proposed financial terms of the merger with the financial terms of certain other transactions that Howe Barnes Hoefer & Arnett deemed to be relevant; and

•       reviewed the potential pro forma impact of the merger.

Howe Barnes Hoefer & Arnett has assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to it by Diablo Valley Bank, Heritage Commerce Corp, and their respective representatives, and of the publicly available information that was reviewed by it. Howe Barnes Hoefer & Arnett is not an expert in the evaluation of allowances for loan losses and has not independently verified such allowances, and has relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Diablo Valley Bank and Heritage Commerce Corp are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. Howe Barnes Hoefer & Arnett was not retained to and it did not conduct a physical inspection of any of the properties or facilities of Diablo Valley Bank or Heritage Commerce Corp, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Diablo Valley Bank or Heritage Commerce Corp, was not furnished with any such evaluation or appraisal, and did not review any individual credit files.

Howe Barnes Hoefer & Arnett’s opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to it as of, the date hereof. Events occurring after the date of issuance of the opinion, including but not limited to, changes affecting the securities markets, the results of operations or material changes in the assets or liabilities of Diablo Valley Bank or Heritage Commerce Corp could materially affect the assumptions used in preparing the opinion. Howe Barnes Hoefer & Arnett assumed that all of the representations and warranties contained in the merger agreement and all related agreements are true and correct, that each party to such agreements will perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement are not waived.

No limitations were imposed by Diablo Valley Bank’s Board of Directors upon Howe Barnes Hoefer & Arnett with respect to the investigations made or procedures followed in rendering its opinion.

Howe Barnes Hoefer & Arnett’s opinion as expressed herein is limited to the fairness, from a financial point of view, of the merger consideration to be paid by Heritage Commerce Corp to holders of Diablo Valley Bank common stock in the merger and does not address Diablo Valley Bank’s underlying business decision to proceed with the merger. Howe Barnes Hoefer & Arnett has been retained on behalf of the Board of Directors of Diablo Valley Bank, and its opinion does not constitute a recommendation to any director of Diablo Valley Bank as to how such director should vote with respect to the merger.

Howe Barnes Hoefer & Arnett relied upon the managements of Diablo Valley Bank and Heritage Commerce Corp as to the reasonableness of the financial and operating forecasts, and projections (and the assumptions and bases therefor) provided to or reviewed by Howe Barnes Hoefer & Arnett, and Howe Barnes Hoefer & Arnett assumed that such forecasts and projections reflect the best currently available estimates and judgments of Diablo Valley Bank and Heritage Commerce Corp management. Diablo Valley Bank and Heritage Commerce Corp do not publicly disclose internal management forecasts, projections or estimates of the type furnished to or reviewed by Howe Barnes Hoefer & Arnett in connection with its analysis of the financial terms of the proposed transaction, and such forecasts and estimates were not prepared with a view towards public disclosure. These forecasts and estimates were based on numerous variables and assumptions which are inherently uncertain and which may not be within the control of the managements of Diablo Valley Bank or Heritage Commerce Corp, including without limitation to, the general economic, regulatory and competitive conditions. Accordingly, actual results could vary materially from those set forth in such forecasts and estimates.

In delivering its opinion to the Board of Directors of Diablo Valley Bank, Howe Barnes Hoefer & Arnett prepared and delivered to Diablo Valley Bank’s Board of Directors written materials containing various analyses and other information. The following is a summary of the material financial analyses performed by Howe Barnes Hoefer & Arnett in connection with the preparation of its opinion and does not purport to be a complete description of all the analyses performed by Howe Barnes Hoefer & Arnett. The summary includes information presented in tabular format, which should be read together with the text that accompanies those tables. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, an opinion is not necessarily susceptible to partial analysis or summary description. Howe Barnes Hoefer & Arnett believes that its analyses must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and the processes underlying its opinion. In its analyses, Howe Barnes Hoefer & Arnett made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Diablo Valley Bank, Heritage Commerce Corp and Howe Barnes Hoefer & Arnett. Any estimates contained in Howe Barnes Hoefer & Arnett’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold.

Summary of Proposal.   Howe Barnes Hoefer & Arnett reviewed the financial terms of the proposed transaction. Subject to the provisions of the merger agreement, Heritage Commerce Corp will issue 1,732,298 common shares and pay $15,012,876 cash for all common shares of Diablo Valley Bank currently outstanding.

Based on 2,502,146 Diablo Valley Bank common shares outstanding and 647,125 options with an average exercise price of $12.5666 per share and a market value of $27.25 per share for Heritage Commerce Corp common stock (the closing price on February 8, 2007), the per share purchase price equaled $24.87 and the aggregate transaction value equaled $70,177,145.

Aggregate Transaction Ratios:
Transaction Value to December 31, 2006 Common Book Value	4.01x
Transaction Value to December 31, 2006 Tangible Common Book Value	4.01x
Transaction Value to 2006 Earnings	34.96x
Transaction Value to December 31, 2006 Assets	28.21%
Tangible Premium on Core Deposits	27.14%

Analysis of Selected Public Companies.   Howe Barnes Hoefer & Arnett used publicly available information to compare selected financial and market trading information for Heritage Commerce Corp with those of a group of comparable publicly traded California banking organizations with total assets between $800 million and $1.5 billion. The companies in Heritage Commerce Corp’s peer group were:

Alliance Bancshares California	Pacific Mercantile Bancorp
Bank of Marin	Preferred Bank
Beverly Hills Bancorp, Inc.	RCB Corporation
Exchange Bank of Santa Rosa	Sierra Bancorp
Farmers & Merchants Bancorp	Temecula Valley Bancorp, Inc.
North Valley Bancorp

To perform this analysis, Howe Barnes Hoefer & Arnett used the most recently available data from SNL Financial and pricing data as of February 5, 2007. The following table sets forth the comparative financial and market data:

	Heritage Commerce Corp	Peer Group Median
Total Assets (in millions)	$1,037.1	$1,214.8
Equity/Assets	11.84%	8.86%
Loans/Deposits	85.73%	93.77%
Loan Loss Reserve/Loans	1.28%	1.22%
Return on Average Assets	1.57%	1.38%
Return on Average Equity	14.62%	15.92%
Nonperforming Assets/Assets	0.42%	0.09%
Efficiency Ratio	56.86%	57.60%
Price/Book Value Per Share	2.46x	2.29x
Price/Tangible Book Value Per Share	2.46x	2.38x
Price/Last 12 Months’ Earnings Per Share	18.0x	16.2x

Howe Barnes Hoefer & Arnett used publicly available information to compare selected financial and market trading information for Diablo Valley Bank with those of a group of comparable publicly traded California banking organizations with total assets between $175 and $300 million. The companies in Diablo Valley Bank’s peer group were:

1st Century Bank, N.A.	Orange County Business Bank
Canyon Bancorp	Professional Business Bank
Citizens Bancorp	Santa Lucia Bancorp
Coast Bancorp	Service 1st Bancorp
Commerce West Bank, N.A.	Sonoma Valley Bancorp
Discovery Bancorp	Summit Bancshares, Inc.
First Coastal Bancshares	Sunwest Bancorp
Mission Oaks Bancorp	United American Bank
NCAL Bancorp	Uniti Financial Corporation
NorCal Community Bancorp	Valley Commerce Bancorp
Northern California Bancorp, Inc.

To perform this analysis, Howe Barnes Hoefer & Arnett used the most recently available data from SNL Financial and pricing data as of February 5, 2007. The following table sets forth the comparative financial and market data:

	Diablo Valley Bank	Peer Group Median
Total Assets (in millions)	$228.5	$229.8
Equity/Assets	10.29%	9.60%
Loans/Deposits	87.94%	91.11%
Loan Loss Reserve/Loans	1.27%	1.30%
Return on Average Assets	1.41%	1.22%
Return on Average Equity	13.04%	12.35%
Nonperforming Assets/Assets	0.00%	0.03%
Efficiency Ratio	59.04%	62.02%
Price/Book Value Per Share	3.52x	2.19x
Price/Tangible Book Value Per Share	3.52x	2.19x
Price/Last 12 Months’ Earnings Per Share	25.5x	17.6x

Stock Trading History.   Howe Barnes Hoefer & Arnett reviewed the closing per share market prices and volumes for Heritage Commerce Corp common stock, which is listed for trading on NASDAQ Global Select Market and Diablo Valley Bank common stock, which are listed for trading on in the over-the-counter market on the OTC Bulletin Board, on a monthly basis from January 1, 2005 to February 8, 2007.

For the period from January 1, 2005 to February 8, 2007, the adjusted closing price of Diablo Valley Bank common stock ranged from a low of $18.00 to a high of $26.25. The average adjusted closing price for the period was $21.99, the closing price on February 8, 2007 was $24.00 per share and the average daily trading volume for Diablo Valley Bank was 1,439 shares. The transaction price at announcement of $24.87 represented a premium of 3.6% over Diablo Valley Bank’s closing price on February 8, 2007.

For the period from January 1, 2005 to February 8, 2007, the market value of Heritage Commerce Corp common stock ranged from a low of $18.16 to a high of $27.25. The average closing price for the period was $22.34, the closing price on February 8, 2007 was $27.25 per share and the average daily trading volume for Heritage Commerce Corp was 28,371 shares.

Howe Barnes Hoefer & Arnett compared the stock price performance for Diablo Valley Bank and Heritage Commerce Corp to movements in certain stock indices, including the Standard & Poor’s 500 Index, the NASDAQ Bank Index and the median performance of publicly traded banking organizations located in the West. During the period between February 5, 2006 and February 5, 2007 Heritage Commerce Corp’s common stock outperformed each of the indices to which it was compared (Source: SNL Financial).

	Beginning Index Value February 5, 2006	Ending Index Value February 5, 2007
Diablo Valley Bank	100.00%	110.34%
Heritage Commerce Corp	100.00%	122.08%
SNL Western Banks	100.00%	112.18%
NASDAQ Bank Index	100.00%	108.56%
S&P 500 Index	100.00%	114.47%

Analysis of Selected Bank Merger Transactions.   Howe Barnes Hoefer & Arnett reviewed certain publicly available information regarding twenty selected merger and acquisition transactions (the “Comparable Transactions”) announced from January 1, 2005 to February 5, 2007 involving California banking organizations with total assets between $100 and $500 million. This data was obtained from SNL Financial. The transactions included in the group were (survivor/acquired entity):

•       North Valley Bancorp / Yolo Community Bank

•       Boston Private Financial Holdings / Encino State Bank

•       Community Bancorp, Inc. / Cuyamaca Bank, N.A.

•       American River Bankshares / Bank of Amador

•       Placer Sierra Bancshares / First Financial Bancorp

•       CVB Financial Corp / Granite State Bank

•       Premier Valley Bank / Yosemite Bank

•       FCB Bancorp / South Coast Bancorp, Inc.

•       Pacific Capital Bancorp / First Bancshares, Inc.

•       Community Bancorp, Inc. / Rancho Bernardo Community Bank

•       First Community Bancorp / First American Bank

•       First Banks Incorporated / International Bank of California

•       MetroCorp Bancshares, Inc. / First United Bank

•       First Community Bancorp / Pacific Liberty Bank

•       First Community Bancorp / Cedars Bank

•       Commercial Capital Bancorp, Inc. / CalNet Business Bank, N.A.

•       Vineyard National Bancorp / Rancho Bank

•       National Mercantile Bancorp / FCB Bancorp

•       Industrial Bank of Taiwan / Evertrust Bank

•       Belvedere Capital Partners LLC / Professional Business Bank

Howe Barnes Hoefer & Arnett reviewed the multiples of transaction value to stated book value, transaction value to tangible book, transaction value to last twelve months earnings, transaction value to assets and tangible book premium to core deposits and calculated high, low, mean and median multiples for the Comparable Transactions. Howe Barnes Hoefer & Arnett compared these results with the transaction multiples derived from an aggregate purchase price of $70,177,145. The results of the analysis are set forth in the following table.

	Heritage Commerce Corp/ Diablo Valley Bank	Median	Average	High	Low
Price/Common Book Value	4.01x	2.53x	2.52x	3.21x	1.77x
Price/Tangible Common Book Value	4.01x	2.53x	2.52x	3.21x	1.77x
Price/LTM Earnings	34.96x	24.12x	25.65x	45.10x	9.52x
Price/Assets	28.21%	24.13%	23.23%	31.52%	15.35%
Tangible Premium/Core Deposits	27.14%	20.41%	20.94%	38.44%	9.52%

No company or transaction used as a comparison in the above analysis is identical to Heritage Commerce Corp, Diablo Valley Bank or the merger. Accordingly, an analysis of these results is not strictly mathematical. An analysis of the results of the foregoing involves complex considerations and judgments concerning differences in financial and operating characteristics of Diablo Valley Bank and the companies included in the Comparable Transactions.

Present Value Analysis.   Howe Barnes Hoefer & Arnett calculated the present value of theoretical future earnings of Diablo Valley Bank and compared the transaction value to the calculated present value of Diablo Valley Bank’s stock on a stand-alone basis. Based on projected earnings for Diablo Valley Bank for 2007 through 2011, discount rates ranging from 10% to 18%, and including a residual value, the stand-alone present value of Diablo Valley Bank ranged from $33.2 million to $76.3 million. The aggregate transaction value of $70.2 million falls within this range of values.

Discounted Cash Flow Analysis.   Using a discounted cash flow analysis, Howe Barnes Hoefer & Arnett estimated the net present value of the future streams of after-tax cash flow that Diablo Valley Bank could produce to benefit a potential acquiror, referred to as dividendable net income, and added a terminal value. Based on projected earnings for Diablo Valley Bank for 2007 through 2011, Howe Barnes Hoefer & Arnett calculated assumed after-tax distributions to a potential acquiror such that its tier 1 leverage ratio would be maintained at 7.00%. The terminal values for Diablo Valley Bank were calculated based on Diablo Valley Bank’s projected 2011 equity and earnings, the median price to book and price to earnings multiples paid in the Comparable Transactions and utilized a discount rate of 12%. This discounted cash flow analysis indicated implied values of $59.2 million and $101.7 million. The aggregate transaction value of $70.2 million falls within this range of values.

Pro Forma Merger Analysis.   Howe Barnes Hoefer & Arnett performed pro forma merger analyses to calculate the financial implications of the merger to the Diablo Valley Bank stockholders. This analysis assumes, among other things, the terms of the transaction as indicated above, that the merger closes at June 30, 2007 and cost savings and revenue enhancement opportunities equaling approximately 30% of Diablo Valley Bank’s 2006 overhead expenses. This analysis indicated that the merger would be approximately 41% accretive to Diablo Valley Bank’s projected earnings per share in 2007.

Howe Barnes Hoefer & Arnett has previously provided investment banking and financial advisory services to Diablo Valley Bank and Heritage Commerce Corp for which it received compensation. Howe Barnes Hoefer & Arnett provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may effect transactions and hold securities of Diablo Valley Bank and Heritage Commerce Corp for its own account and for the accounts of customers.

Pursuant to the terms of an engagement letter with Diablo Valley Bank, Howe Barnes Hoefer & Arnett will receive a fee from Diablo Valley Bank of $404,000, which amounts to approximately 0.6% of the total merger consideration, and up to $5,000 for expenses incurred. The fee is payable at and contingent upon the closing of the merger. In addition, Diablo Valley Bank has agreed to indemnify Howe Barnes Hoefer & Arnett against certain liabilities and expenses arising out of or incurred in connection with its engagement, including liabilities and expenses which may arise under the federal securities laws.

Public Trading Markets

Heritage Commerce Corp common stock trades on the NASDAQ Global Select Market under the symbol “HTBK”. Diablo Valley Bank common stock trades on the Over-the-Counter Bulletin Board under the symbol “DBVB” Upon completion of the merger, Diablo Valley Bank common stock will cease to trade. The Heritage Commerce Corp common stock issuable in the merger will be listed on the NASDAQ Global Select Market.

The shares of Heritage Commerce Corp common stock to be issued in connection with the merger will be freely transferable under the Securities Act of 1933, as amended, which we refer to as the Securities Act, except for shares issued to any shareholder who is an affiliate of Diablo Valley Bank, as discussed in “The Merger Agreement—Resales of Heritage Commerce Corp Stock by Affiliates” on page 58.

Regulatory Approvals Required for the Merger

We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval from the Federal Reserve Board, the California Department of Financial Institutions and the Federal Deposit Insurance Corporation. Heritage Commerce Corp and Diablo Valley Bank have completed, or will complete, the filing of applications and notifications to obtain the required regulatory approvals and/or waivers therefrom.

Federal Reserve Board.   The merger is subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956. The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly, (2) would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (3) may have the effect in any section of the United States of substantially lessening competition, tending to create a monopoly or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, in reviewing a transaction under the applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the community to be served as well as the companies’ effectiveness in combating money-laundering activities. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application for the merger, and is authorized to hold a public meeting or other proceeding if it determines that would be appropriate.

Under the Community Reinvestment Act of 1977, which we refer to as the CRA, the Federal Reserve Board must take into account the record of performance of each of Heritage Commerce Corp and Diablo Valley Bank in meeting the credit needs of the entire communities, including low- and moderate-income neighborhoods, served by the company and its subsidiaries. Heritage Commerce Corp’s and Diablo Valley Bank’s depository institutions each have a “satisfactory” CRA rating.

Antitrust Considerations.   At any time before or after the acquisition is completed, the Antitrust Division of the United States Department of Justice or the United States Federal Trade Commission, which we refer to as the Antitrust Division and the FTC, respectively, could take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of substantial assets of Heritage Commerce Corp or Diablo Valley Bank or their subsidiaries. Private parties also may seek to take legal action under the antitrust laws under some circumstances. Based upon an examination of information available relating to the businesses in which the companies are engaged, Heritage Commerce Corp and Diablo Valley Bank believe that the completion of the merger will not violate U.S. antitrust laws. However, Heritage Commerce Corp and Diablo Valley Bank can give no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that Heritage Commerce Corp and Diablo Valley Bank will prevail.

Timing.   We cannot assure you that all of the regulatory approvals described above will be obtained, and, if obtained, we cannot assure you as to the date of any approvals or the absence of any litigation challenging such approvals. Likewise, we cannot assure you that the Antitrust Division, the FTC or any state attorney general will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Pursuant to the Bank Holding Company Act, a transaction approved by the Federal Reserve Board may not be completed until 30 days after approval is received, during which time the Antitrust Division may challenge the merger on antitrust grounds. The commencement of an antitrust action would “stay”—that is, suspend—the effectiveness of an approval unless a court specifically were to order otherwise. With the approval of the Federal Reserve Board and the concurrence of the Antitrust Division, the waiting period may be reduced to no less than 15 days.

California Department Of Financial Institutions.   The California Commissioner of Financial Institutions may not approve the acquisition of control of a state bank, such as Diablo Valley Bank, if the Commissioner finds that any of the following are true:

•       that the proposed acquisition of control would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the state of California;

•       that the effect of the proposed acquisition of control in any section of the state of California may be substantially to lessen competition or to tend to create a monopoly or that the proposed acquisition of control would in any other manner be in restraint of trade, and that the anticompetitive effects of the proposed acquisition of control are not clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the community to be served;

•       that the financial condition of the acquiror is such as might jeopardize the financial stability of the bank or the acquiror, or prejudice the interest of the depositors, creditors, or shareholders of the bank or the acquiror;

•       that plans or proposals to liquidate the bank or the acquiror, to sell the assets of the bank or the acquiror, to merge or consolidate the bank or the acquiror, or to make any other major change in the business, corporate structure or management of the bank or the acquiror are not fair and reasonable to the depositors, creditors, and shareholders of the bank or the acquiror;

•       that the competence, experience or integrity of the acquirer indicates that it would not be in the interest of the depositors, creditors or shareholders of the bank or the acquiror or in the interest of the public to permit such person to control the bank or the acquiror;

•       that the proposed acquisition is unfair, unjust or inequitable to the bank or the acquiror or to the depositors, creditors or shareholders of the bank or the acquiror; or

•       that the applicant neglects, fails or refuses to furnish to the Commissioner all the information required by the Commissioner.

The Commissioner will either approve or deny the acquisition within a period of 60 days from the filing of the application. Such period may be extended with the consent of Heritage Commerce Corp.

Diablo Valley Bank must also obtain the approval of the California Department of Financial Institutions and Federal Deposit Insurance Corporation before redeeming its series A preferred stock. The redemption of the series A preferred stock is a condition of the merger.

Heritage Commerce Corp and Diablo Valley Bank believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on Heritage Commerce Corp or Diablo Valley Bank. In connection with obtaining any required regulatory approvals, Heritage Commerce Corp is not required to agree to conditions or restrictions that in its reasonable opinion would have a material adverse effect on Heritage Commerce Corp, or otherwise be materially burdensome.

We are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought and obtained. There can be no assurance, however, that any additional approvals or actions will be obtained.

Diablo Valley Bank’s Directors and Officers Have Financial Interests in the Merger

In considering the recommendation of the Diablo Valley Bank Board of Directors with respect to the merger agreement, Diablo Valley Bank’s shareholders should be aware that some of Diablo Valley Bank’s executive officers and directors have interests in the merger that may be different from, or in addition to, those of Diablo Valley Bank’s shareholders generally. The Diablo Valley Bank Board of Directors was aware of these interests and considered them, among other matters, in reaching its decisions to approve the merger agreement and to recommend that Diablo Valley Bank’s shareholders vote in favor of approving the merger agreement.

Executive Officer and Board of Directors Stock Options.   The merger agreement provides that upon completion of the merger, each Diablo Valley Bank stock option held by current employees, including members of the Board of Directors and each of the executive officers of Diablo Valley Bank, will be cancelled and converted into the right to receive upon completion of the merger an amount in cash per share subject to the option equal to the excess, if any, of the per share consideration payable in the merger over the per share exercise price of the option.

Severance Benefits.   Randall Greenfield, the Chief Financial Officer of Diablo Valley Bank, is a party to an employment agreement with Diablo Valley Bank that provides for severance benefits upon the occurrence of a termination of employment. The merger with Heritage Commerce Corp will constitute a “change in control” under this agreement and Heritage Commerce Corp has indicated that it does not currently plan to employ Mr. Greenfield beyond a short transition period following the merger effective date. Consequently, if Mr. Greenfield is terminated he will be entitled to receive a change in control payment equal to 12 months of his current base salary or $130,000.

During the course of negotiations, Heritage Commerce Corp indicated that in order for it to proceed with a definitive transaction certain agreements would have to be reached with certain executive and key employees of Diablo Valley Bank.

John J. Hounslow Agreements.   Heritage Bank of Commerce has entered into a consulting agreement with Mr. Hounslow pursuant to which Mr. Hounslow will provide consulting regarding post-merger transition issues, including retention and transition of employees and customers, marketing the “Heritage” brand name and such other services as may be assigned to him from time to time by the president of Heritage Bank of Commerce. The agreement becomes effective on the effective date of the merger and extends for a term that expires on December 31, 2007. Mr. Hounslow will receive a consulting fee of $400,000 payable to him pro rata over a 30 month period that commences on the first month following the month of the effective date of the merger. Mr. Hounslow also agreed to enter into a 3-year non-competition, non-solicitation and confidentiality agreement with Heritage Commerce Corp and Heritage Bank of Commerce pursuant to which he will receive $200,000 payable pro rata over 30 months commencing on the first month following the month of the effective date of the merger. In consideration for entering into the agreements with Heritage Commerce Corp and Heritage Bank of Commerce, Mr. Hounslow agreed to forgo an amount equal to 12 months of his current salary due him for severance under his existing employment agreement with Diablo Valley Bank and agreed to terminate the employment agreement effective the effective date of the merger.

James Mayer Agreements.   Heritage Bank of Commerce has entered into a 3 year employment agreement with Mr. Mayer that will become effective on the effective date of the merger. Mr. Mayer will serve as executive vice president of Heritage Bank of Commerce. Over the 36 months of the agreement he will receive an annual base salary of $220,000 for the first 12 months, $240,000 for the second 12 months and $250,000 for the third 12 months. At the end of 18 months Mr. Mayer will have opportunity for a 30-day period to terminate the agreement and his employment with 30 days prior written notice and from the effective date of termination receive a severance amount of $300,000 payable pro rata over the next following 18 months. If Mr. Mayer is otherwise terminated without cause or terminated in connection with a change of control he will be entitled to accrued salary and benefits and a lump sum severance payment equal to the greater of (x) 12 months of base salary then in effect,  plus the highest annual bonus paid or payable during the term of the agreement (not to exceed $100,000), (y) or an amount equal to the number of months remaining on the term of the agreement at the time of termination multiplied by the base salary then in effect at the time of termination. The employment agreement may be terminated for cause by Heritage Bank of Commerce. Mr. Mayer is entitled to an annual bonus under the Heritage Management Incentive Plan, subject to the terms of such plan. Mr. Mayer will participate in other benefit programs offered executives of the bank. He will have the use of an automobile provided to him by the bank with the obligation of the bank not to exceed a lease payment of $750 per month. Mr. Mayer will also be entitled to receive 20,000 stock options under the Heritage Commerce Corp 2004 Stock Option Plan subject to approval by the Heritage Commerce Corp Compensation Committee and Board of Directors and the terms of the option plan. The stock options will have an exercise price per share equal to the fair market value of the Heritage Commerce Corp common stock on the date of grant (which will be the day Mr. Mayer commences employment). Under the terms of the employment agreement, Mr. Mayer has agreed to not solicit employees and customers in accordance with the terms and for the periods set forth in the employment agreement. Mr. Mayer also agreed to enter into a 3-year non-competition, non-solicitation and confidentiality agreement with Heritage Commerce Corp and Heritage Bank of Commerce in consideration for entering into the agreements with Heritage Commerce Corp and Heritage Bank of Commerce in recognition of his prior position with Diablo Valley Bank as President and a significant shareholder. Mr. Mayer agreed to forgo an amount equal to 12 months of his current salary due him for severance under his existing employment agreement with Diablo Valley Bank and agreed to terminate the employment agreement effective the effective date of the merger.

Board Positions.   John J. Hounslow, Chairman of the Board, and Mark E. Lefanowicz, a member of the Diablo Valley Bank Board of Directors, will be named to serve on the boards of directors of Heritage Commerce Corp and Heritage Bank of Commerce as of the effective date of the merger. They will receive the same compensation for their service paid to the other board members of Heritage Commerce Corp and Heritage Bank of Commerce. In addition, so long as he is on the board, Mr. Hounslow will be entitled to the use of an automobile, use of his current office at Diablo Valley Bank and reimbursement for country club dues. Mr. Hounslow will be named to the Heritage Commerce Corp Board of Directors strategic planning committee and finance committee. Heritage Commerce Corp has also agreed to nominate Messrs. Hounslow and Lefanowicz to the Board of Directors for 2008 and 2009, provided they have complied with the Board of Directors’ policies in effect from time to time.

Other Employment Agreements.   Heritage Bank of Commerce has entered into employment agreements which become effective on the merger effective date with three other non-executive employees of Diablo Valley Bank.

Indemnification and Insurance.   Heritage Commerce Corp has agreed to indemnify and hold harmless each present and former director and officer of Diablo Valley Bank from liability and expenses for matters arising at or prior to the consummation of the merger to the fullest extent permitted by applicable law. Heritage Commerce Corp has also agreed, subject to certain limitations, to maintain tail coverage under Diablo Valley Bank’s current policy of directors’ and officers’ liability insurance coverage for the benefit of Diablo Valley Bank’s directors and officers for five years following consummation of the merger.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this document as Appendix A and is incorporated by reference in this document. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing this merger.

Terms of the Merger

Each of the Diablo Valley Bank Board of Directors and the Heritage Commerce Corp Board of Directors has approved the merger agreement which provides for the merger of Diablo Valley Bank with and into Heritage Bank of Commerce. Heritage Bank of Commerce will be the surviving corporation in the merger. The Heritage Bank of Commerce articles of incorporation will be the articles of incorporation, and the Heritage Bank of Commerce bylaws will be the bylaws, of the combined company after completion of the merger. The merger agreement provides that Heritage Commerce Corp may change the structure of the merger to change the method of effecting the combination provided that such change does not alter the amount or kind of merger consideration to be provided under the merger agreement, adversely affect the tax consequences to Diablo Valley Bank shareholders in the merger or materially impede or delay completion of the merger.

Merger Consideration

Each share of Heritage Commerce Corp common stock issued and outstanding immediately prior to completion of the merger will remain issued and outstanding as one share of common stock of Heritage Commerce Corp, and each share of Diablo Valley Bank common stock issued and outstanding immediately prior to the completion of the merger will have the right to elect to receive, subject to potential proration, cash or Heritage Commerce Corp common stock for each share of Diablo Valley Bank common stock outstanding immediately prior to the merger. If you are a shareholder of record of Diablo Valley Bank common stock you may make different elections with respect to different shares. For example, if you are the record holder of 10,000 shares of Diablo Valley Bank common stock, you may elect to have 3,000 of those shares converted into the cash consideration and 7,000 of those shares converted into the Heritage Commerce Corp common stock consideration, subject to potential adjustment as described below. If you hold your stock in “street name” through a bank or broker, your election procedures may be subject to further limitations imposed by your bank or broker.

The applicable election materials were mailed to Diablo Valley Bank shareholders together with this document. Diablo Valley Bank shareholders must return their properly completed and signed form of election to the exchange agent prior to the election deadline in the enclosed BLUE envelope. If you are a Diablo Valley Bank shareholder and you do not return your form of election by the election deadline or improperly complete or do not sign your form of election, you will receive cash, shares of Heritage Commerce Corp common stock or a mixture of cash and shares of Heritage Commerce Corp common stock, based on what is available after giving effect to the valid elections made by other shareholders.

Cash Elections.   Each share of Diablo Valley Bank common stock converted into the cash consideration will be exchanged for the per share consideration.

Stock Elections.   Each share of Diablo Valley Bank common stock converted into the stock consideration will be exchanged based on the exchange ratio, which will vary, determined by the per share consideration divided by the average closing price reported on the NASDAQ Global Select Market for the 20 trading days ending on the fifth trading day immediately before the effective date of the merger.

The per share consideration will be calculated with reference to the average closing price of the Heritage Commerce Corp common stock on the NASDAQ Global Select Market for the 20 day trading period ending on the 5th business day prior to the effective date of the merger. The per share consideration will float within a band of $23.00 to $25.00 if the average closing price is between $24.55 and $27.44. If the average closing price is above $27.44, the per share consideration will be increased to reflect one third of the increase in value of Heritage Commerce Corp common stock issued above $27.44. If the average closing price is below $24.55, the aggregate amount of cash paid in the transaction will be increased by Heritage Commerce Corp sufficient to maintain the per share consideration at $23.00. Heritage Commerce Corp has the right to terminate the transaction if the average closing price is less than $23.50.

Thus, by way of example only, if the average closing price of Heritage Commerce Corp common stock on the NASDAQ Global Select Market for the 20 trading days ending on the fifth trading day immediately before the effective date of the merger were $26.00 per share, the per share consideration would be $24.00 and the exchange ratio would be 0.9231. Under that example, if you owned 10,000 shares of Diablo Valley Bank common stock and elected stock consideration, you would receive 9,230 shares of Heritage Commerce Corp common stock in the merger. If you elected the cash consideration you would receive $240,000 cash.

Heritage Commerce Corp will not issue any fractional shares of its common stock in the merger. Instead, a Diablo Valley Bank shareholder who otherwise would have received a fraction of a share of Heritage Commerce Corp common stock will receive an amount in cash, rounded to the nearest cent, equal to the product of the fraction of a share of Heritage Commerce Corp common stock to which the holder would otherwise be entitled and the per share consideration.

The merger agreement provides that no more than 1,732,298 shares of Heritage Commerce Corp common stock will be issued for the Diablo Valley Bank shares outstanding immediately prior to completion of the merger with the balance of the per share consideration payable in cash. As a result, if more shareholders elect to receive either form of consideration than is available under the merger agreement, shareholders electing the over-subscribed form of consideration will have their elections proportionately reduced and will receive a portion of their consideration in the other form, despite their election.

Non-Elections.   Diablo Valley Bank shareholders who do not make an election to receive cash or Heritage Commerce Corp common stock in the merger, whose elections are not received by the exchange agent by the election deadline, or whose forms of election are improperly completed and/or are not signed, will be deemed not to have made an “election.” Shareholders not making an election may be paid in only cash, only Heritage Commerce Corp common stock or a mix of cash and shares of Heritage Commerce

Corp common stock depending on, and after giving effect to, the number of valid cash elections and stock elections that have been made by other Diablo Valley Bank shareholders using the proration adjustment described below.

Treatment of Diablo Valley Bank Stock Options.   Each outstanding option to purchase shares of Diablo Valley Bank common stock granted under the stock option plan maintained by Diablo Valley Bank, to individuals who are employees or directors of Diablo Valley Bank as of the completion of the merger, whether vested or not, will be cancelled and converted into the right to receive a lump sum cash payment equal to (1) the number of shares of Diablo Valley Bank common stock subject to the option immediately prior to the closing and (2) the excess of the per share consideration over the exercise price per share of the option. The lump sum cash payment shall be subject to applicable tax withholding.

Proration.   The merger agreement provides that shares of Diablo Valley Bank common stock outstanding immediately prior to completion of the merger will be converted into a maximum aggregate of 1,732,298 shares of Heritage Commerce Corp common stock, with the remaining merger consideration consisting of cash. As a result, if more Diablo Valley Bank shareholders make valid elections to receive either cash or Heritage Commerce Corp common stock than is available as merger consideration under the merger agreement, those Diablo Valley Bank shareholders electing the over-subscribed form of consideration will have the over-subscribed consideration proportionately reduced and will receive a portion of their consideration in the other form, despite their election. We refer in this document to the number of Diablo Valley Bank shares to be converted into cash as the “cash conversion number.”

If the total number of shares of Diablo Valley Bank common stock with respect to which elections to receive the cash merger consideration are made or that dissent from the merger and seek appraisal rights (we refer to these shares as “cash election shares”) exceeds the cash conversion number, then all Diablo Valley Bank shares with respect to which elections were made to receive Heritage Commerce Corp common stock (we refer to these shares as “stock election shares”), and all shares with respect to which no valid election was made, will be converted into the right to receive the stock merger consideration, and all cash election shares will be converted into the right to receive:

•       the cash consideration in respect of that number of shares equal to the product obtained by multiplying

•        the number of cash election shares held by the holder by

•        a fraction, the numerator of which is the cash conversion number and the denominator of which is the total number of cash election shares,

•       with the remainder of the shares converted into the stock consideration.

If the total number of cash election shares is less than the cash conversion number (we refer to the amount by which the cash conversion number exceeds the cash election number as the “shortfall number”), then all cash election shares will be converted into the right to receive the cash consideration and the shares with respect to which no valid election was made will be treated in the following manner:

•       if the shortfall number is less than or equal to the number of shares with respect to which no valid election was made, then all stock election shares will be converted into the right to receive the stock merger consideration, and each of the holders of non-electing shares will receive the cash consideration in respect of that number of non-electing shares as is equal to the product obtained by multiplying

•        the number of non-electing shares held by such holder by

•        a fraction, the numerator of which is the shortfall number and the denominator of which is the total number of shares with respect to which no valid election was made,

with the remaining number of such holder’s non-electing shares being converted into the right to receive the stock consideration; and

•       if the shortfall number exceeds the number of shares with respect to which no valid election was made, then all non-electing shares will be converted into the right to receive the cash merger consideration, and each of the holders of stock election shares will have the right to receive the cash consideration in respect of that number of stock election shares as is equal to the product obtained by multiplying

•        the number of stock election shares held by such holder by

•        a fraction, the numerator of which is the amount by which (1) the shortfall number exceeds (2) the total number of non-electing shares, and the denominator of which is the total number of stock election shares, with the remaining number of such holder’s stock election shares being converted into the right to receive the stock consideration.

Closing and Effective Time of the Merger

The merger will be completed only if all of the following occur:

•       the merger is approved by Diablo Valley Bank shareholders;

•       we obtain all required governmental and regulatory consents and approvals; and

•       all other conditions to the merger discussed in this document and the merger agreement are either satisfied or waived.

The merger will become effective when the agreement of merger substantially in the form of Exhibit A to the merger agreement is filed with the Secretary of State of the State of California and the Commissioner of the California Department of Financial Institutions. In the merger agreement, we have agreed to cause the completion of the merger to occur as soon as practicable on a date mutually agreeable following the satisfaction or waiver of the last of the conditions specified in the merger agreement. It currently is anticipated that the effective time of the merger will occur in the second or third quarter of 2007, but we cannot guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates; Elections as to Form of Consideration

The conversion of Diablo Valley Bank common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. As soon as reasonably practicable after the completion of the merger, the exchange agent will exchange certificates representing shares of Diablo Valley Bank common stock for merger consideration to be received in the merger pursuant to the terms of the merger agreement. U.S. Stock Transfer Corporation will be the exchange agent in the merger and will receive your form of election, exchange certificates for the merger consideration and perform other duties as explained in the merger agreement.

Form of Election.   Enclosed with this proxy statement/prospectus is an election form and instructions for electing your preferred form of merger consideration and exchanging your shares of Diablo Valley Bank common stock. You may elect to receive all Heritage Commerce Corp common stock, all cash, or any combination of common stock and cash with respect to your shares, subject to the proration discussed earlier under the caption “Proration,” or you may make no election. Please complete and return your election form together with your Diablo Valley Bank stock certificates in the separate BLUE envelope that is provided for that purpose. To be effective, an election form must be properly completed before the election deadline. Unless otherwise agreed to in advance by Heritage Commerce Corp and Diablo Valley

Bank, the election deadline will be 5:00 p.m., San Francisco, California time, on the date that is the business day immediately preceding the date of the special meeting of Diablo Valley Bank shareholders.

If you wish to elect the type of merger consideration you will receive in the merger, you should carefully review and follow the instructions that will be set forth in the form of election. Shareholders who hold their shares of Diablo Valley Bank common stock in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to such shares of Diablo Valley Bank common stock. Shares of Diablo Valley Bank common stock as to which the holder has not made a valid election prior to the election deadline will be treated as though they had not made an election. To make a valid election, each Diablo Valley Bank shareholder must submit a properly completed form of election, together with stock certificates, so that it is actually received by the exchange agent at or prior to the election deadline in accordance with the instructions on the form of election. A form of election will be properly completed only if accompanied by certificates (or book-entry transfer of uncertificated shares) representing all shares of Diablo Valley Bank common stock covered by the form of election (or appropriate evidence as to the loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as will be described in the form of election). If you are a Diablo Valley Bank shareholder and you cannot deliver your stock certificates to the exchange agent by the election deadline, you may deliver a notice of guaranteed delivery promising to deliver your stock certificates, as will be described in the form of election, so long as (1) the guarantee of delivery is from a firm which is a member of any registered national securities exchange or a commercial bank or trust company in the United States and (2) the actual stock certificates are in fact delivered to the exchange agent by the time set forth in the guarantee of delivery.

Generally, an election may be revoked or changed, but only by written notice received by the exchange agent prior to the election deadline accompanied by a properly completed and signed revised form of election. If an election is revoked, or the merger agreement is terminated, and any certificates have been transmitted to the exchange agent, the exchange agent will promptly return those certificates to the shareholder who submitted those certificates via first-class mail. Diablo Valley Bank shareholders will not be entitled to revoke or change their elections following the election deadline. As a result, if you have made an election, you will be unable to revoke your elections or sell your shares of Diablo Valley Bank common stock during the interval between the election deadline and the date of completion of the merger.

Shares of Diablo Valley Bank common stock as to which the holder has not made a valid election prior to the election deadline, including as a result of revocation, will be deemed non-election shares. If it is determined that any purported cash election or stock election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed not to have made an election for these purposes, unless a proper election is subsequently made on a timely basis.

Letter of Transmittal.   Soon after the completion of the merger, but  no later than the 5th business day following the effective date, the exchange agent will send a letter of transmittal to only those persons who were Diablo Valley Bank shareholders at the effective time of the merger and who have not previously submitted a form of election and properly surrendered shares of Diablo Valley Bank common stock to the exchange agent. This mailing will contain instructions on how to surrender shares of Diablo Valley Bank common stock (if these shares have not already been surrendered) in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for Diablo Valley Bank common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of appropriate evidence as to that loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification.

After completion of the merger, there will be no further transfers on the stock transfer books of Diablo Valley Bank, except as required to settle trades executed prior to completion of the merger.

Withholding

The exchange agent will be entitled to deduct and withhold from the cash consideration or cash in lieu of fractional shares payable to any Diablo Valley Bank shareholder the amounts the exchange agent is required to deduct and withhold under any federal, state, local or foreign tax law. If the exchange agent withholds any amounts, these amounts will be treated for all purposes of the merger as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

Until Diablo Valley Bank common stock certificates are surrendered for exchange, any dividends or other distributions declared after the effective time with respect to Heritage Commerce Corp common stock into which shares of Diablo Valley Bank common stock may have been converted will accrue but will not be paid. Heritage Commerce Corp will pay to former Diablo Valley Bank shareholders any unpaid dividends or other distributions, without interest, only after they have duly surrendered their Diablo Valley Bank stock certificates.

Prior to the effective time of the merger, Diablo Valley Bank and its subsidiaries may not declare or pay any dividend or distribution on its capital stock or repurchase any shares of its capital stock, other than dividends payable to holders of Diablo Valley Bank series A preferred stock in accordance with its terms.

Representations and Warranties

The merger agreement contains customary representations and warranties of Diablo Valley Bank and Heritage Commerce Corp relating to their respective businesses. With the exception of certain representations that must be true and correct in all material respects (or, in the case of specific representations and warranties regarding the capitalization of Diablo Valley Bank, true and correct except to a de minimis extent), no representation or warranty will be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless that fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with the representations and warranties, has had or is reasonably likely to have a material adverse effect on the ability of the company making the representation to consummate the merger, or on the business, results of operations or financial conditions of the company making the representation. In determining whether a material adverse effect has occurred or is reasonably likely, the parties will disregard effects resulting from (1) the economy in general, except to the extent that such changes have a disproportionate adverse effect on such party, (2) changes in the banking industry generally, except to the extent that such changes have a disproportionate adverse effect on such party, or (3) public disclosure of the merger. The representations and warranties in the merger agreement do not survive the effective time of the merger.

Each of Heritage Commerce Corp, Heritage Bank of Commerce and Diablo Valley Bank has made representations and warranties to the other regarding, among other things:

•       corporate matters, including due organization and qualification;

•       capitalization;

•       authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

•       required governmental filings and consents;

•       the timely filing of reports with governmental entities, and the absence of investigations by regulatory agencies;

•       financial statements, internal controls and accounting;

•       broker’s fees payable in connection with the merger;

•       the absence of material adverse changes and undisclosed liabilities;

•       legal proceedings;

•       accuracy of bank regulatory reports;

•       tax matters;

•       compliance with applicable law;

•       title to Assets; and

•       the accuracy of information supplied for inclusion in this document and other similar documents.

In addition, Diablo Valley Bank has made other representations and warranties about itself to Heritage Commerce Corp and Heritage Bank of Commerce as to:

•       intellectual property;

•       real property;

•       investment and loan portfolios;

•       environmental liabilities;

•       employee matters, including employee benefits;

•       material contracts;

•       insurance;

•       allowance for loan loss;

•       the receipt of a financial advisor’s opinion;

•       deposits;

•       insider loans;

•       trust Administration;

•       employee benefit plans; and

•       risk management instruments and derivatives.

Heritage Commerce Corp also has made representations and warranties to Diablo Valley Bank regarding the accuracy of its reports filed with the Securities and Exchange Commission.

The representations and warranties described above and included in the merger agreement were made by each of Heritage Commerce Corp and Heritage Bank of Commerce, and Diablo Valley Bank to the other. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to by Heritage Commerce Corp and Heritage Bank of Commerce on one hand and Diablo Valley Bank on the other in connection with negotiating the terms of the merger agreement, and may have been included in the merger agreement for the purpose of allocating risk between Heritage Commerce Corp, Heritage Bank of Commerce and Diablo Valley Bank rather than to establish matters as facts. The merger agreement is described in, and included as an appendix to, this document only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding Diablo Valley Bank, Heritage Bank of Commerce, and Heritage Commerce Corp or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document. See “Where You Can Find More Information” on page 94.

Covenants and Agreements

Diablo Valley Bank has undertaken customary covenants that place restrictions on it until the effective time of the merger. In general, Diablo Valley Bank agreed to (i) conduct its business in the ordinary course consistent with past practices and prudent banking practices, (ii) use reasonable efforts to maintain and preserve intact its business organization, employees and advantageous customer relationships, including retaining the services of key officers and employees, (iii) maintain its properties in good repair subject to ordinary wear and tear, (iv) maintain its insurance, (v) perform all of its obligations under existing contracts, (vi) comply with general accepting accounting principles or applicable law in the charge off of loans, (vii) maintain its allowance for loan and lease losses in accordance with past practice, and (viii) notify and consult with Heritage Commerce Corp before hiring an employee or purchasing an investment asset. Diablo Valley Bank further agrees that, with certain exceptions and except with Heritage Commerce Corp’s prior written consent, Diablo Valley Bank will not, among other things, undertake the following extraordinary actions:

•       take or fail to take any action which would reasonably be expected to have a material adverse effect on Diablo Valley Bank or adversely delay the ability of parties to obtain any necessary approvals;

•       fail to take any action that would cause or permit the representations and warranties made in the merger agreement to be materially inaccurate at the time of closing of the merger;

•       incur any indebtedness for borrowed money, other than in the ordinary course of business consistent with past practice;

•       issue any shares of capital stock; adjust, split, combine or reclassify any capital stock; grant options under its stock option plan, make, declare or pay any dividend or make any other distribution on any capital stock (including payment of any stock dividends); except for the payments of dividends to holders of the series A preferred stock and except for redemption for the Diablo series A preferred stock as contemplated by the merger agreement;

•       enter into or amend or renew any employment, consulting, severance or similar agreements with any director, officer or employee of Diablo or grant any salary or wage increase or increase any employee benefit, or grant any severance or termination payment except (i) in the ordinary course of business consistent with past practice, (provided that no such increase shall result in an annual adjustment of more than 5%), (ii) changes that are required by applicable law, (iii) to satisfy contractual obligations existing, for payment of bonuses and accrued on the financial statements for the year ended December 31, 2006, (iv) bonuses previously accrued on the Diablo Valley Bank financial statements or (v) for accrual of bonuses to option holders to compensate such holders for an adjustment to option exercise prices;

•       hire any person, except to satisfy contractual obligations existing as of the date hereof and persons hired to fill any vacancies;

•       enter into, establish, adopt or amend, or make any contributions to benefit plans, except as may be required by applicable law, to satisfy contractual obligations existing as of the date hereto, or otherwise permitted under the merger agreement;

•       sell, transfer, pledge, encumber or otherwise dispose any of its assets or properties except upon prior notice to Heritage and pursuant to existing contracts or commitments or in the case of a pledge in the ordinary course of business consistent with past practice;

•       acquire all or any portion of the assets or properties of any other person;

•       make any capital expenditures other than those related to the establishment and completion of the new branch in Danville and other than capital expenditures in the ordinary course of business consistent with past practice in amounts not in excess of $25,000;

•       amend its articles of incorporation or the bylaws;

•       implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or generally accepted accounting principles;

•       except in the ordinary course of business consistent with past practice or as otherwise permitted under this Agreement, enter into any contract in excess of $50,000, or terminate any material contract or amend or modify in any material respect any of its existing material contracts;

•       enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation, which settlement, agreement or action involves payment of an amount in excess of $50,000 and/or would impose any material restriction on the business of Diablo Valley Bank;

•       except as required by applicable law or a governmental authority, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow in any material respect its existing policies or practices with respect to managing its exposure to interest rate an other risk, or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

•       enter into a new material line of business;

•       change its investment, underwriting, or asset liability management or other material banking policy;

•       change its investment securities portfolio policy or the manner in which the portfolio is classified or reported; or invest in certain “high-risk” securities;

•       take any action or omit to take any action that may result, in a material violation of the Bank Secrecy Act, or the anti-money laundering laws and regulations;

•       enter into any derivatives contract;

•       acquire (other than by foreclosure) any debt security or equity investment other than federal funds or United States Government securities or United States Government agency securities, with a term of one (1) year or less;

•       make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit other than in the ordinary course of business consistent with past practice and with the consent of Heritage Commerce Corp for loans in excess of $1.5 million;

•       make any investment or commitment to invest in real estate or in any real estate development project, other than by way of foreclosure;

•       forgive any loans to directors, officers or employees;

•       adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitulation or other reorganization;

•       file or cause to be filed any amended tax returns or claims for refund of taxes; or (i) prepare any return in a manner which is materially inconsistent with the past practices, (ii) incur any material liability for taxes other than in the ordinary course of business, or (iii) enter into any settlement or closing agreement with a taxing authority that materially affects or may materially affect the tax liability for any period ending after the closing date;

•       fail to maintain insurance on its tangible assets and business consistent in all material respects with past practice;

•       take any action that would, or is reasonably likely to, prevent or impede the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•       take any action that is intended or is reasonably likely to result in any of the conditions to the merger not being satisfied;

•       enter into any transaction with any director of officer, except as permitted by the merger agreement or pursuant to any existing contract or obligations;

•       make, acquire a participation in, reacquire an interest in a participation sold or sell any loan or lease that is not in compliance with its normal credit underwriting standards, policies and procedures or renew, extend the maturity of, or alter any of the material terms of any such loan or lease for a period of greater than six months;

•       reduce any material accrual or reserve, including, without limitation, any contingency reserve, litigation reserve, tax reserve, or the allowance for loan and lease losses, by reversal or booking a negative provision, or change the methodology by which such accounts generally have been handled in past periods, unless required to do so by applicable accounting standards; and

•       enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Heritage Commerce Corp agrees that, except with Diablo Valley Bank’s prior written consent, Heritage Commerce Corp will not, among other things, undertake the following extraordinary actions:

•       take any action which would reasonably be expected to have a material adverse effect on or adversely delay the ability of the parties to obtain any necessary approvals of any governmental authority;

•       amend its articles of incorporation in any respect that materially and adversely affects the rights and privileges attendant to the Heritage Commerce Corp common stock;

•       take or agree to take, or make any commitment to take or adopt any resolutions of its Board of Directors in support of, any of the actions prohibited by the merger agreement;

•       take any action or cause to be taken any action that would prevent or impede the merger from qualifying as a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

•       fail to substantially comply with and perform all material obligations and duties imposed upon it by all federal and state laws, and rules, regulations and orders imposed by federal, state and local governmental authorities.

The merger agreement also contains mutual covenants relating to the preparation of this document and the holding of the special meeting of Diablo Valley Bank shareholders, access to information of the other company and public announcements with respect to the transactions contemplated by the merger agreement. Diablo Valley Bank and Heritage Commerce Corp have also agreed to use their reasonable best efforts to take all actions needed to obtain necessary governmental and third party consents, and to cause the merger of Diablo Valley Bank into Heritage Bank of Commerce. Diablo Valley Bank also agreed to cooperate with Heritage Commerce Corp to prepare for and facilitate the integration of the two banks following completion of the merger.

Efforts of Diablo Valley Bank to Obtain the Required Shareholder Vote

Diablo Valley Bank has agreed to hold a meeting of its shareholders as soon as is reasonably practicable for the purpose of obtaining shareholder approval of the merger. Diablo Valley Bank has agreed to recommend the approval of the merger agreement, the merger and the related transactions. The Diablo Valley Bank Board of Directors may not (i) withdraw, modify or amend, or propose to withdraw, modify or amend, to its recommendation, (ii) approve or recommend, or propose to approve or recommend, any acquisition proposal (as defined below), unless the acquisition proposal is a superior acquisition proposal (as defined below) and the board as complied with the other provisions in the merger agreement regarding the solicitation of other offers, Diablo Valley Bank terminates the merger agreement and pays Heritage Commerce Corp a termination fee. Notwithstanding the foregoing, the merger agreement requires Diablo Valley Bank to submit the merger agreement to a shareholder vote even if its Board of Directors no longer recommends approval of the merger agreement, in which event the board may communicate its basis for its lack of a recommendation to shareholders.

Agreement Not to Solicit Other Offers

Diablo Valley Bank also has agreed that it, its subsidiaries and their officers, directors and employees will not, directly or indirectly:

•       solicit, initiate, encourage or facilitate any inquiries or proposals for any “acquisition proposal” (as defined below); or

•       initiate or participate in any discussions or negotiations, furnish information, or enter into any agreement, regarding any “acquisition proposal” (as defined below).

However, prior to the special meeting, Diablo Valley Bank may consider and participate in discussions and negotiations with respect to a bona fide acquisition proposal if (1) it has first entered into a confidentiality agreement with the party proposing the acquisition proposal on terms comparable to the confidentiality agreement with Heritage Commerce Corp and (2) the Diablo Valley Bank Board of Directors determines in good faith (after consultation with independent financial advisors outside legal counsel) that the acquisition proposal is a superior acquisition proposal and failure to take these actions would cause it to violate its fiduciary duties.

Diablo Valley Bank has agreed:

•       to notify Heritage Commerce Corp within 2 business days after it receives any acquisition proposal, or any request for nonpublic information relating to Diablo Valley Bank or any of its subsidiaries, and to provide Heritage Commerce Corp with relevant information regarding the acquisition proposal or request; and

•       to keep Heritage Commerce Corp fully informed, on a current basis, of any material changes in the status and any material changes in the terms of any such acquisition proposal.

As used in the merger agreement, “acquisition proposal” means any of the following:

•       any inquiry, proposal or offer (including any proposal to the Diablo Valley Bank shareholders) from any person or group relating to any direct or indirect acquisition or purchase of substantially all of the assets of Diablo Valley Bank or 20% or more of the Diablo Valley Bank common stock;

•       any tender offer or exchange offer that, if consummated, would result in any person beneficially owning 20% or more of any class of equity securities of Diablo Valley Bank;

•       any sale of any class of equity securities or securities convertible or exchangeable into or any agreement evidencing the right to acquire equity securities representing 20% or more of the voting power of Diablo Valley Bank;

•       any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Diablo Valley Bank; or,

•       a public announcement of another person (other than the merger described here) of an unsolicited bona fide proposal, plan or intention to do any of the foregoing.

As used in the merger agreement, “superior acquisition” means a bona fide binding written offer not solicited by or on behalf of Diablo Valley Bank made by a person to acquire all of the Diablo Valley Bank common stock pursuant to a tender offer, a merger or a sale of all of the assets of the Diablo:

•       on terms which a majority of the members of the Diablo Valley Bank board (based on the written advice of an independent investment bank) reasonably determines in good faith to have a higher value than the consideration to be received by the Diablo Valley Bank shareholders in the transactions contemplated under the merger agreement (after any modification of the transactions contemplated hereby proposed by Heritage Commerce Corp);

•       reasonably capable of being consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of such proposal and the identity of the person making such proposal); and

•       is not conditioned on obtaining any financing.

Expenses and Fees

Generally, each party has agreed to bear its own expenses in this transaction. Heritage Commerce Corp will bear the costs of preparing and filing this prospectus/proxy statement with the SEC (except for Diablo’s legal and accounting fees). Heritage Commerce Corp will also bear the cost of printing and mailing these proxy materials.

Heritage Commerce Corp will pay the fees and costs related to the listing of the shares of Heritage Commerce Corp common stock for trading on the NASDAQ Global Select Market.

Each of Heritage Commerce Corp and Diablo Valley Bank will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement.

Employee Matters

Heritage Commerce Corp has agreed, with respect to the employees of Diablo Valley Bank at the effective time, that it will offer such employees participation in and coverage under employee benefits that are comparable, on an aggregate basis, to the plans generally in effect for similarly situated Heritage Commerce Corp employees. In recognition of the fact that the transition from Diablo Valley Bank employee plans to Heritage Commerce Corp plans may not occur upon completion of the merger, and may occur in stages, Heritage Commerce Corp and Diablo Valley Bank have agreed that continued participation and coverage under the Diablo Valley Bank employee benefit plans as existing immediately prior to completion of the merger will satisfy this obligation.

In addition, Heritage Commerce Corp has agreed, to the extent any Diablo Valley Bank employee becomes eligible to participate in Heritage Commerce Corp benefit plans following the merger:

•       generally to recognize each employee’s service with Diablo Valley Bank prior to the completion of the merger for purposes of eligibility to participate, vesting credits and benefit accruals under the Heritage Commerce Corp plans (but not for accrual of pension benefits or allocation of shares under the Heritage Commerce Corp ESOP Plan) to the same extent such service was recognized under comparable Diablo Valley Bank plans prior to completion of the merger; and

•       to waive any exclusion for pre-existing conditions under any Heritage Commerce Corp medical, dental, disability or other health plans, to the extent such limitation would have been waived or satisfied under a corresponding Diablo Valley Bank plan in which such employee participated immediately prior to the effective time, and recognize any medical or health expenses incurred in the year in which the merger closes for purposes of applicable deductible, co-insurance and maximum out-of-pocket expense requirements under any medical, dental or other health plan of Heritage Commerce Corp.

However, Heritage Commerce Corp has no obligation to continue the employment of any Diablo Valley Bank employee or to provide any particular employee benefits for any period following the merger.

Indemnification and Insurance

The merger agreement provides that, upon completion of the merger, Heritage Commerce Corp will indemnify and hold harmless, and provide advancement of expenses to, all past and present officers and directors of Diablo Valley Bank and its subsidiaries in their capacities as such against all losses, claims, damages, costs, expenses, liabilities, judgments or amounts paid in settlement to the fullest extent provided under Diablo Valley Bank’s and its subsidiaries’ organizational documents and permitted by applicable law.

The merger agreement provides that Diablo Valley Bank shall purchase a “tail” period of five years after completion of the merger Diablo Valley Bank’s current directors’ and officers’ liability insurance policies, except that the premium expense must not be greater than 150% of Diablo Valley Bank’s current annual directors’ and officers’ liability insurance premium.

Conditions to Complete the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•       the approval of the merger by Diablo Valley Bank shareholders;

•       the absence of any judgment, decree, injunction, order, statute, rule or regulation prohibiting or preventing completion of the transactions contemplated by the merger agreement;

•       the approval of the listing of Heritage Commerce Corp common stock to be issued in the merger on the NASDAQ Global Select Market, subject to official notice of issuance;

•       the receipt and effectiveness of all governmental and other approvals, registrations and consents, and the expiration of all related waiting periods required to complete the merger;

•       the effectiveness of the registration statement of which this document is a part with respect to the Heritage Commerce Corp common stock to be issued in the merger under the Securities Act and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose.

Each of Heritage Commerce Corp’s and Diablo Valley Bank’s obligations to complete the merger is also separately subject to the satisfaction or waiver of a number of conditions including:

•       the receipt by each of Heritage Commerce Corp and Diablo Valley Bank of a legal opinion with respect to certain United States federal income tax consequences of the merger;

•       the accuracy of the representations and warranties of each other party in the merger agreement, subject to the materiality standard provided in the merger agreement, and the performance by each other party in all material respects of their obligations under the merger agreement and the receipt by each party of certificates from the other party to that effect;

•       the absence of material adverse effect on the other party.

In addition, Heritage Commerce Corp’s obligation to complete the merger is subject to the following conditions including:

•       all approvals or consents of any governmental authority which are necessary to consummate the merger without any conditions which Heritage Commerce Corp deems, in its reasonable opinion, to materially adversely affect it or be materially burdensome;

•       redemption by Diablo Valley Bank of its series A preferred stock for $32.00 per share in cash and for no other consideration, and pursuant to its terms;

•       the employment agreements, consulting agreements, termination agreements and non-compete agreements entered into as of the date of the merger agreement with certain key employees shall not have been revoked, terminated or disavowed;

•       receipt by Diablo Valley Bank of certain third party consents;

•       receipt of the resignations of each Diablo Valley Bank director;

•       shareholders seeking appraisal rights shall not exceed 5% of the issued and outstanding shares of Diablo Valley Bank common stock;

•       on the close of business on the last day of the month preceding the closing date, the tangible equity capital of Diablo Valley Bank  satisfies (within 2%) the following targets, if the closing date is:

On or before March 31, 2007	$18.3 million
After March 31, 2007 and on or before April 30, 2007	$18.6 million
After April 30, 2007 and on or before May 31, 2007	$18.9 million
After May 31, 2007	$19.1 million

•       for purposes of the merger agreement, “tangible equity capital” means shareholders’ equity (including common stock, paid in capital and retained earnings and excluding the Diablo Valley Bank series A preferred stock) (x) minus goodwill and any other intangible assets, and (y) without giving effect to any impact from gains or losses on available for sale securities, and (z) without recognizing any change resulting from actions taken by Diablo Valley Bank permitted by the merger agreement or with the written consent of Heritage or any expenses incurred in connection with this merger agreement (the amounts paid for the redemption of the Diablo Valley Bank series A preferred stock will reduce “tangible equity capital” for purposes of this test);

•       at the close of business on the last day of the month preceding the effective date of the merger, total deposits (excluding brokered deposits) of Diablo Valley Bank, calculated pursuant to applicable accounting requirements, shall not be less than 85% of the average of total deposits for Diablo

Valley Bank for the six-month period ending on the last day of the same month in the preceding year;

•       Diablo Valley Bank shall have amended or replaced its outstanding stock option agreements to the extent required to provide that none of the outstanding Diablo Valley Bank stock options provide for a deferral of compensation within the meaning of applicable provisions of the Internal Revenue Code.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this document, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

Heritage Commerce Corp and Diablo Valley Bank can terminate the merger agreement if any of the following events occurs:

•       if there has been a final judicial or regulatory determination that the merger agreement is not enforceable or denying a regulatory application;

•       if the shareholders of Diablo Valley Bank fail to approve the merger agreement at their shareholders meeting;

•       if other party breaches any representation, warranty, covenant or agreement and fails to cure the breach within 30 days after written notice from the other party; or

•       after September 30, 2007, if the merger has not been consummated by then, unless the failure to consummate the merger was due to the failure of the party requesting termination to perform an obligation under the merger agreement.

Heritage Commerce Corp may terminate the merger agreement if:

•       Diablo Valley Bank’s Board of Directors fails to provide notice or solicit proxies for the special meeting, fails to recommend the merger, changes or plans to change its positive recommendation of the merger, approves or recommends an acquisition proposal other than the merger, enters or plans to enter into agreements for another acquisition proposal, or recommends that Diablo Valley Bank shareholders tender their shares in connection with an offer that is not made by Heritage Commerce Corp;

•       Diablo Valley Bank breaches its obligations under the merger agreement with respect to the solicitation and consideration of offers other than the merger;

•       Diablo Valley Bank exercises its rights with regard to the consideration of other acquisition proposals under the merger agreement and continues discussions with persons concerning an acquisition proposal for more than 15 business days after the date of such acquisition proposal;

•       the average closing price of Heritage Commerce Corp common stock on the NASDAQ Global Select Market for 20 consecutive trading days ending on the 5th business day before the effective date of the merger is less than $23.50.

Diablo Valley Bank may terminate the merger agreement if Diablo Valley Bank’s Board of Directors authorizes Diablo Valley Bank, subject to complying with the terms of the merger agreement, to enter into a written agreement with respect to a superior acquisition proposal by a third party provided that:

•       Diablo Valley Bank’s Board of Directors complies with the provisions of the merger agreement relating to the non-solicitation of competing acquisition proposals and in responding to unsolicited acquisition proposals;

•       before taking any action Diablo Valley Bank promptly gives Heritage Commerce Corp notice of its decision to take such action, the notice specifies the material terms and conditions of the superior acquisition proposal and identifies the person making such superior acquisition proposal, and Diablo Valley Bank gives Heritage Commerce Corp at least five business days to propose revisions to the merger agreement in response to the superior acquisition proposal and Diablo Valley Bank negotiates in good faith with Heritage Commerce Corp with respect to such proposed revisions;

•       Diablo Valley Bank Board of Directors reasonably determines in good faith that it is necessary to terminate the merger agreement in order to comply with its fiduciary duties under applicable law;  and

•       Diablo Valley Bank pays a termination fee to Heritage Commerce Corp as described below.

If the merger agreement is terminated, it will become void, except that the provisions regarding payment of expenses, confidentiality, payment of any termination fees if applicable or any relevant general provisions of the merger agreement will continue in effect. Also, if the merger agreement is terminated due to a party’s breach, the termination will not relieve the breaching party from its liability and the non-breaching party will retain all of its legal rights and remedies against the breaching party for its breach.

Termination Fee

Diablo Valley Bank is required to pay Heritage Commerce Corp a termination fee of $3,380,000 relating to the merger under the following circumstances:

•       if Heritage Commerce Corp terminates the merger agreement because Diablo Valley Bank’s Board of Directors fails to recommend the merger, adversely alters or modifies its favorable recommendation, approves or recommends an acquisition proposal other than the merger, enters or plans to enter into agreements for another acquisition proposal, recommends that Diablo Valley Bank shareholders tender their shares in connection with an offer that is not made by Heritage Commerce Corp;

•       if Heritage Commerce Corp terminates the merger agreement because Diablo Valley Bank breaches its obligations under the merger agreement with respect to the solicitation and consideration of offers other than the merger;

•       if Diablo Valley Bank terminates the merger agreement in connection with the acceptance of a superior acquisition proposal by Diablo Valley Bank’s Board of Directors that is deemed necessary to fulfill its fiduciary duties as discussed above;

•       Diablo Valley Bank continues discussions for more than 15 business days with another person about an acquisition proposal;

•       if there is a publicly known acquisition proposal other than the merger, and the merger agreement is later terminated because of Diablo Valley Bank’s shareholders’ failure to approve the merger or because the merger is not consummated in time because of Diablo Valley Bank’s actions, and Diablo Valley Bank enters into an acquisition proposal within 6 months of the termination of the merger agreement or completes an acquisition proposal within 12 months after termination of the merger agreement.

Amendment, Waiver and Extension of the Merger Agreement

Subject to applicable law, the parties may amend the merger agreement by action taken or authorized by their boards of directors or by written agreement. However, after any approval of the transactions contemplated by the merger agreement by the Diablo Valley Bank shareholders, there may not be, without further approval of those shareholders, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the shareholders of Diablo Valley Bank in the merger.

At any time prior to the completion of the merger, each of us, by action taken or authorized by our respective Board of Directors, to the extent legally allowed, may:

•       extend the time for the performance of any of the obligations or other acts of the other party;

•       waive any inaccuracies in the representations and warranties of the other party; or

•       waive compliance by the other party with any of the other agreements or conditions contained in the merger agreement.

Resales of Heritage Commerce Corp Stock by Affiliates

Shares of Heritage Commerce Corp common stock to be issued to Diablo Valley Bank shareholders in the merger have been registered under the Securities Act, and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Diablo Valley Bank. Any subsequent transfers of shares, however, by any person who is an affiliate of Diablo Valley Bank at the time the merger is submitted for a vote of the Diablo Valley Bank shareholders will, under existing law, require:

•       the further registration under the Securities Act of the Heritage Commerce Corp stock to be transferred;

•       compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances; or

•       the availability of another exemption from registration.

An “affiliate” of Diablo Valley Bank is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Diablo Valley Bank. These restrictions are expected to apply to the directors and executive officers of Diablo Valley Bank and the holders of 10% or more of the outstanding Diablo Valley Bank common stock. The same restrictions apply to the spouses and certain relatives of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest.

Heritage Commerce Corp will give stop transfer instructions to the exchange agent with respect to the shares of Heritage Commerce Corp common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended. Heritage Commerce Corp is not required to further register the sale of Heritage Commerce Corp common stock to be issued to affiliates of Diablo Valley Bank.

Each of the individuals who are affiliates of Diablo Valley Bank for purposes of Rule 145 under the Securities Act will deliver to Heritage Commerce Corp on or before the date of the special meeting a written agreement intended to ensure compliance with the Securities Act.

ACCOUNTING TREATMENT

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of Diablo Valley Bank as of the effective time of the merger will be recorded at their respective fair values and added to those of Heritage Commerce Corp. Any excess of purchase price over the fair values is recorded as goodwill. Financial statements of Heritage Commerce Corp issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of Diablo Valley Bank.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of the anticipated material United States federal income tax consequences to “U.S. holders” (as defined below) of Diablo Valley Bank common stock of the receipt of shares of Heritage Commerce Corp common stock and cash in exchange for Diablo Valley Bank common stock pursuant to the merger. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (which we refer to in this document as the “Code”), applicable current and proposed United States Treasury Regulations, judicial authorities and administrative rulings and practice, all as in effect as of the date of this registration statement and all of which are subject to change, possibly on a retroactive basis.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Diablo Valley Bank common stock that is for United States federal income tax purposes: (i) a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person; or (iv) an estate the income of which is subject to United States federal income tax regardless of its source.

Holders of Diablo Valley Bank common stock who are not U.S. holders may have different tax consequences than those described below and are urged to consult their own tax advisors regarding the tax treatment to them under United States and foreign tax laws.

The United States federal income tax consequence to a partner in an entity treated as a partnership, for United States federal income tax purposes, that holds Diablo Valley Bank common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding Diablo Valley Bank common stock should consult their own tax advisors.

This discussion assumes that a U.S. holder holds Diablo Valley Bank common stock as a capital asset within the meaning of Section 1221 of the Code. This discussion does not address all aspects of United States federal income taxation that may be relevant to a U.S. holder in light of its personal circumstances or to U.S. holders subject to special treatment under the United States federal income tax laws (for example, insurance companies, dealers or brokers in securities or currencies, traders in securities who elect mark-to-market accounting, tax-exempt organizations, financial institutions, mutual funds, partnerships or other pass-through entities (and persons holding Diablo Valley Bank common stock through a partnership or other pass-through entity), United States expatriates and shareholders subject to alternative minimum tax, U.S. holders who hold Diablo Valley Bank common stock as part of a hedging, “straddle,” conversion or other integrated transaction, a person whose functional currency for United States federal income tax purposes in not the U.S. dollar, U.S. holders who acquired their Diablo Valley Bank common stock through the exercise of employee stock options or other compensation arrangements or U.S. holders who exercise appraisal rights under California law). In addition, the discussion does not address any aspect of foreign, state, local, estate or gift taxation that may be applicable to a U.S. holder.

Holders of Diablo Valley Bank common stock are strongly urged to consult with their own tax advisors as to the tax consequences of the merger on their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

Heritage Commerce Corp and Diablo Valley Bank have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Heritage Commerce Corp’s obligation to complete the merger that Heritage Commerce Corp receive an opinion of its counsel, Buchalter Nemer, a professional corporation, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to Diablo Valley Bank’s obligation to complete the merger that Diablo Valley Bank receive an opinion of its counsel, Bingham McCutchen LLP, dated the closing date of the merger, substantially to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on facts, representations and assumptions set forth in the opinions and representations set forth in certificates to be received from Heritage Commerce Corp and Diablo Valley Bank. None of the tax opinions given in connection with the merger or the opinions described below will be binding on the Internal Revenue Service, and neither Heritage Commerce Corp nor Diablo Valley Bank intends to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the merger.

Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below. In addition, if any of the facts, representations or assumptions upon which those opinions are based is inconsistent with the actual facts, the United States federal income tax consequences of the merger could be adversely affected. It is assumed for purposes of the remainder of the discussion that the merger will qualify as a reorganization within the meaning of the Code. Based on this assumption, upon the exchange of Diablo Valley Bank common stock for a combination of Heritage Commerce Corp common stock and cash, a U.S. holder will generally recognize gain (but not loss) in an amount equal to the lesser of:

•       the amount of gain realized (i.e., the excess, if any, of the sum of the cash and the fair market value of the Heritage Commerce Corp common stock a U.S. holder received over its tax basis in the Diablo Valley Bank common stock surrendered in the merger); and

•       the amount of cash received in the merger (other than cash received instead of a fractional share of Heritage Commerce Corp common stock).

For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. If a U.S. holder has different bases or holding periods in respect of shares of Diablo Valley Bank common stock, a U.S. holder should consult its tax advisor prior to the exchange with regard to identifying the bases or holding periods of the particular shares of Heritage Commerce Corp common stock received in the merger.

Any recognized gain will generally be long-term capital gain if the U.S. holder’s holding period with respect to the Diablo Valley Bank common stock surrendered is more than one year at the effective time of the merger. In some cases, where a U.S. holder actually or constructively owned Heritage Commerce Corp common stock immediately before the merger, such cash received in the merger could be treated as having the effect of the distribution of a dividend, under the tests set forth in Section 302 of the Code. These rules are complex and dependent upon the specific factual circumstances particular to each U.S. holder. Consequently, each U.S. holder that may be subject to those rules should consult its tax advisor as to the application of these rules to the particular facts relevant to such U.S. holder.

Tax Basis and Holding Period

A U.S. holder’s aggregate tax basis in the shares of Heritage Commerce Corp common stock received in the merger, including any fractional share interests deemed received by the U.S. holder under the treatment described below, will equal its aggregate adjusted tax basis in the Diablo Valley Bank common stock surrendered in the merger, increased by the amount of taxable gain, if any, recognized in the merger (including any portion of the gain that is treated as a dividend but excluding any gain or loss resulting from the deemed receipt and redemption of a fractional share interest described below) and decreased by the amount of any cash received in the merger (excluding any cash received instead of a fractional share interest). The holding period for the shares of Heritage Commerce Corp common stock received in the merger (including a fractional share interest deemed received and redeemed as described below) will include the holding period for the shares of Diablo Valley Bank common stock surrendered in the merger.

Cash Instead of a Fractional Share

A U.S. holder who receives cash instead of a fractional share of Heritage Commerce Corp common stock will be treated as having received the fractional share of Heritage Commerce Corp common stock pursuant to the merger and then as having exchanged the fractional share of Heritage Commerce Corp common stock for cash in a redemption by Heritage Commerce Corp. In general, this deemed redemption will be treated as a sale or exchange, provided the redemption is not essentially equivalent to a dividend. The determination of whether a redemption is essentially equivalent to a dividend depends upon whether and to what extent the redemption reduces the U.S. holder’s deemed percentage stock ownership of Heritage Commerce Corp. While this determination is based on each U.S. holder’s particular facts and circumstances, the Internal Revenue Service has ruled that a redemption is not essentially equivalent to a dividend and will therefore result in sale or exchange treatment in the case of a shareholder of a publicly held company whose relative stock interest is minimal and who exercises no control over corporate affairs if the redemption results in even a minor reduction in the stock interest of the shareholder. As a result, the redemption of a fractional share of Heritage Commerce Corp common stock is generally treated as a sale or exchange and not as a dividend, and a U.S. holder generally will recognize capital gain or loss equal to the difference between the amount of cash received and the basis in its fractional share of Heritage Commerce Corp common stock as set forth above. This capital gain or loss generally will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for the shares is greater than one year. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Cash payments received in the merger by a U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%) of the cash payable to the holder, unless the holder provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from payments to a U.S. holder under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the U.S. holder’s United States federal income tax liability, provided that the required information is timely furnished to the Internal Revenue Service.

Reporting Requirements

A U.S. holder who receives shares of Heritage Commerce Corp common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

APPRAISAL RIGHTS

Holders of Diablo Valley Bank common stock who do not wish to accept the merger consideration may dissent from the merger and thereby be entitled to certain dissenters’ appraisal rights so long as such dissenting shareholders perfect their rights in accordance with Chapter 13 of the California General Corporation Law. Relevant excerpts of Chapter 13 are included as Appendix C. The following discussion is not a complete statement of the law relating to dissenters’ rights and is qualified in its entirety by reference to Appendix C. This discussion and Appendix C should be carefully reviewed by any common shareholder who wishes to exercise dissenters’ rights or who wishes to preserve the right to do so, since failure to comply with the procedures prescribed in Chapter 13 will result in the loss of dissenters’ rights. Heritage Commerce Corp is not required to complete the merger if holders of more than 5% of the outstanding Diablo Valley Bank shares perfect their dissenters’ rights.

If the merger is consummated, those common shareholders of Diablo Valley Bank who elect to exercise their dissenters’ rights and who in a timely and proper fashion perfect such rights will be entitled to receive the “fair market value” of their shares in cash. “Fair market value” would be determined as of February 8, 2007, the day before the first announcement of the terms of the merger, and therefore would not include any appreciation or depreciation caused by the merger. On February 8, the Diablo Valley Bank Board of Directors reviewed the previous two months’ trading volume and prices for the Diablo Valley Bank common stock and determined that the fair value of Diablo Valley Bank common stock for this purpose was $20.77.

In order to qualify for dissenters’ rights, a Diablo Valley Bank common shareholder must not have voted in favor of the merger and must make a written demand on Diablo Valley Bank within 30 days after Diablo Valley Bank mails the notice of approval of the merger to shareholders. A shareholder who executes and returns an unmarked proxy will have his or her shares voted “For” the merger and, as a consequence, such shareholder will be foreclosed from exercising rights as a dissenting shareholder.

If the merger is approved, Diablo Valley Bank will, within ten days after the meeting, mail to any shareholder who did not vote for the merger a notice that the required shareholder approval of the merger was obtained. This notice of approval will state the price determined by Diablo Valley Bank to represent the “fair market value” of any dissenting shares and a brief description of the procedures to be followed by dissenting shareholders who wish to further pursue their statutory rights. The dissenting shareholder must deliver his or her share certificate for receipt by Diablo Valley Bank within 30 days after the date on which the notice of approval was mailed to the shareholder. Diablo Valley Bank will stamp or endorse the certificate with a statement that the shares are dissenting shares and return it to the dissenting shareholder. The statements in the notice of approval will constitute an offer by Diablo Valley Bank to purchase from its shareholders any dissenting shares at the price stated, but only if the merger is consummated. However, the determination by Diablo Valley Bank of fair market value is not binding on its shareholders.

A Diablo Valley Bank common shareholder who does not accept Diablo Valley Bank’s determination of fair market value must send a written demand to Diablo Valley Bank, 387 Diablo Road, Danville, California 94526, Attention: Corporate Secretary. The written demand must state the number of common shares held of record by such shareholder which the shareholder demands that Diablo Valley Bank purchase for cash, and it must contain a statement of the amount which the shareholder claims to be the fair market value of the dissenting shares as of the day before announcement of the proposed merger. That statement will constitute an offer by the shareholder to sell his or her dissenting shares to Diablo Valley Bank at that price.

If Diablo Valley Bank and a dissenting shareholder do not agree on each other’s proposed purchase price, the shareholder has the right, for six months following the mailing of the notice of approval, to file a lawsuit to have the fair market value determined by a court. The fair market value of dissenting shares determined by the court in those circumstances could be higher or lower than the amount offered by

Diablo Valley Bank in the notice of approval or the consideration provided for in merger agreement, and any such determination would be binding on the dissenting shareholders involved in the lawsuit and on Diablo Valley Bank. Any party may appeal from the judgment. However, the court action to determine the fair market value of shares will be suspended if litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing the merger. No shareholder who has appraisal rights under Chapter 13 will have any right to attack the validity of the merger except in an action to test whether the number of shares required to authorize the merger has been legally voted in favor of the merger.

Dissenting Diablo Valley Bank shares may lose their status as such if any of the following events occurs:

•       the merger is abandoned (in which case Diablo Valley Bank must pay on demand to dissenting shareholders who have initiated proceedings in good faith as provided under Chapter 13 all necessary expenses and reasonable attorneys’ fees incurred in such proceedings);

•       the dissenting shares are transferred before being submitted to Diablo Valley Bank for endorsement;

•       the dissenting shareholder withdraws his or her demand with the consent of Diablo Valley Bank; or,

•       in the absence of agreement between the dissenting shareholder and Diablo Valley Bank as to the price of his or her shares, the Diablo Valley Bank shareholder fails to file suit or otherwise fails to become a party to such suit within six months following the mailing of the notice of approval.

The receipt of a cash payment for dissenting shares will result in recognition of gain or loss for federal and California state income tax purposes by dissenting shareholders. SHAREHOLDERS SHOULD BE AWARE THAT THE FAIR MARKET VALUE OF THEIR SHARES COULD BE GREATER THAN, THE SAME AS, OR LESS THAN THE MERGER CONSIDERATION. THE HOWE BARNES HOEFER & ARNETT OPINION IS NOT AN OPINION AS TO FAIR MARKET VALUE UNDER CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATIONS LAW.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

These pro forma combined figures are arithmetical combinations of Heritage Commerce Corp’s and Diablo Valley Bank’s separate financial results modified to reflect certain acquisition-related adjustments. These presentations include an unaudited pro forma condensed combined balance sheet as of December 31, 2006 prepared under the assumptions that (i) the transaction is accounted for using the purchase method of accounting, (ii) 1,732,298 shares of Heritage Commerce Corp common stock are exchanged for Diablo Valley Bank common stock and $15,012,876 of cash is exchanged for the remaining Diablo Valley Bank common stock, subject to adjustment as described in the merger agreement. For purposes of illustration, the pro forma combined figures have been calculated assuming that the average closing price of Heritage Commerce Corp common stock is $26.27 (the average closing price for 20 trading days ending on the fifth trading day immediately before March 9, 2007) resulting in value to Diablo Valley Bank shareholders of $24.19 per share consideration. As of December 31, 2006, there were 2,502,146 Diablo Valley Bank shares outstanding. For purposes of illustration, the pro forma combined figures have been calculated using an implied exchange ratio of .9208 shares of Heritage Commerce Corp common stock for each share of Diablo Valley Bank common stock. An unaudited pro forma condensed combined statement of income is also presented for the year ended December 31, 2006. The unaudited pro forma condensed combined balance sheet assumes the merger took place on December 31, 2006. The unaudited pro forma condensed combined statement of income gives effect to the merger as if it had occurred as of the beginning of the year. Certain assumptions associated with these statements are shown as footnotes to these pro forma financial statements.

The pro forma financial information includes purchase accounting adjustments to record the assets and liabilities of Diablo Valley Bank at their estimated fair values and is subject to further adjustments as additional information becomes available and as additional analyses are performed. The pro forma financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the impact of business integration costs, possible revenue enhancements and expense efficiencies, among other factors, been considered.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The unaudited pro forma condensed combined financial statements, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings or opportunities to earn additional revenue, nor do they reflect business integration costs which Heritage Commerce Corp expects to incur and, accordingly, do not attempt to predict or suggest future results.

Heritage Commerce Corp currently expects to consummate the merger in the second or third quarter of 2007, subject to the receipt of all required regulatory approvals and approval of shareholders of Diablo Valley Bank.

HERITAGE COMMERCE CORP AND DIABLO VALLEY BANK
Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2006

	Heritage Commerce Corp	Diablo Valley Bank	Adjustments		Pro forma combined
	(Dollars in thousands)
Assets:
Cash and due from banks	$34,285	$5,798	$—		$40,083
Federal funds sold	15,100	27,715	(30,161)	(3)	12,654
Total cash and cash equivalents	49,385	33,513	(30,161)		52,737
Securities available for sale, at fair value	172,298	2,238	6,432	(10)	180,968
Securities held-to-maturity, at amortized cost (fair value of $6,432 in 2006)	—	6,497	(6,497)	(10)	—
Loans held for sale, at lower of cost or market	17,234	—	—		17,234
Loans, net of deferred costs	725,754	199,412	(349)	(1)	924,817
Allowance for loan losses	(9,279)	(2,389)	—		(11,668)
Loans, net	716,475	197,023	(349)		913,149
Federal Home Loan Bank and Federal Reserve Bank stock, at cost	6,113	—	—		6,113
Company owned life insurance	36,174	—	—		36,174
Premises and equipment, net	2,539	5,760	437	(1)	8,736
Intangibles	—	—	5,054	(2)	5,054
Goodwill	—	—	46,277	(1)	46,277
Accrued interest receivable and other assets	36,920	4,197	1,228	(4)	42,345
Total assets	$1,037,138	$249,228	$22,421		$1,308,787
Liabilities and Shareholders’ Equity
Liabilities:
Deposits
Demand, noninterest bearing	$231,841	$45,709	$—		$277,550
Demand, interest bearing	133,413	15,958	—		149,371
Savings and money market	307,266	100,979	—		408,245
Time deposits, under $100	31,097	3,628	22	(1)	34,747
Time deposits, $100 and over	111,017	57,941	(179)	(1)	168,779
Brokered deposits, $100 and over	31,959	—	—		31,959
Total deposits	846,593	224,215	(157)		1,070,651
Notes payable to subsidiary grantor trusts	23,702	—	—		23,702
Securities sold under agreement to repurchase	21,800	—	—		21,800
Accrued interest payable and other liabilities	22,223	949	1,135	(5)	24,307
Total liabilities	914,318	225,164	978		1,140,460
Shareholders’ equity:
Preferred stock	—	6,513	(6,513)	(6)	—
Common stock	62,363	17,155	28,352	(7)	107,870
Retained earnings	62,452	405	(405)	(8)	62,452
Accumulated other comprehensive loss	(1,995)	(9)	9	(9)	(1,995)
Total shareholders’ equity	122,820	24,064	21,443		168,327
Total liabilities and shareholders’ equity	$1,037,138	$249,228	$22,421		$1,308,787

                           Notes to Pro Forma Condensed Combined Balance Sheet

       (1) The purchase price allocation for Diablo Valley Bank is summarized as follows:

(Dollars in thousands)
Common stock consideration:
Common stock (using the average closing price for 20 trading days ending on the fifth trading day immediately before March 9, 2007 of $26.27 for Heritage Commerce Corp common stock and the total stock consideration of 1,732,298 shares)	$45,507
$45,507
Cash consideration:
Cash paid to holders of Diablo Valley Bank common stock based on the average stock price described above	$15,013
Cash paid to settle Diablo Valley Bank stock options (represents the amount that Diablo Valley Bank stock option holders will receive at closing for the settlement of stock options)	7,522
Acquisition expenses	1,000
$23,535
Total purchase price	$69,042
Allocated to net book value of Diablo Valley Bank’s assets and liabilities	$24,064
Adjustments:
Series A preferred stock redemption (207,061 shares at $32.00 per share)	(6,626)
Tax benefit for settlement of Diablo Valley Bank stock options	3,159
Accrual of termination pay	(335)
Accrual of termination cost of data processing contract	(300)
Accrual of remaining professional fees related to the merger	(500)
Deferred tax benefit on above accrual adjustments (excluding non-deductible professional fees)	267
Adjusted net book value of Diablo Valley Bank’s assets and liabilities	$19,729
To adjust Diablo Valley Bank’s assets and liabilities to fair value:
Securities held to maturity	(65)
Loans	(349)
Time deposits, under $100	(22)
Time deposits, over $100	179
Land	437
Core deposit intangible	5,054
Net deferred tax liability on the above fair value adjustments	(2,198)
Total fair value adjustment for Diablo’s assets and liabilities	$3,036
Excess of purchase price over allocation to identifiable assets and liabilities—goodwill	$46,277

       (2) To record core deposit intangible asset. Core deposit intangible will be amortized using an accelerated method over a 10-year period.

       (3) To record redemption of series A preferred stock for $6.6 million, cash consideration of $15.0 million, $7.5 million of stock option payout and acquisition costs of $1.0 million, as follows:

Series A preferred stock redemption (207,061 shares at $32.00 per share)	$6,626
Estimated cash consideration for the acquisition	15,013
Estimated cash pay-out of stock options (assumes 647,125 outstanding stock options times ($24.19 per share consideration—$12.567 weighted average exercise price of the options))	7,522
Estimated acquisition costs	1,000
$30,161

       (4) To record the deferred tax benefit on the accrual of Diablo Valley Bank’s termination pay; cost to terminate data processing contract; tax-deductible remaining professional fees of $267,000; deferred tax liability on fair value adjustments to Diablo Valley Bank’s assets and liabilities of $2,198,000, and tax benefit of $3,159,000 for settlement of Diablo Valley Bank stock options.

       (5) To record the accrual of Diablo Valley Bank’s termination pay obligations, cost to terminate Diablo Valley Bank data processing contract, and remaining professional fees as follows:

Estimated accrual of severance benefits	$335
Accrual to termination cost for Diablo Valley Bank data processing contract	300
Accrual of remaining professional fees	500
$1,135

       (6) Redemption of series A preferred stock.

       (7) To eliminate Diablo Valley Bank's common stock and record the issuance of 1,732,298 shares of Heritage Commerce Corp's common stock at the average closing price for 20 trading days ending on the fifth trading day immediately before March 9, 2007 of $26.27 as follows:

Elimination of Diablo Valley Bank common stock	$(17,155)
Estimated stock consideration for the acquisition	45,507
$28,352

       (8) To eliminate Diablo Valley Bank’s retained earnings.

       (9) To eliminate Diablo Valley Bank’s accumulated other comprehensive loss.

(10) Assuming Heritage Commerce Corp will classify all acquired debt securities as available for sale.

HERITAGE COMMERCE CORP AND DIABLO VALLEY BANK
Unaudited Pro Forma Condensed Combined Statement of Income
Year Ended December 31, 2006

	Heritage	Diablo Valley Bank	Adjustments		Pro forma Combined
	(Dollars in thousands, except per share data)
Interest income:
Loans, including fees	$61,859	$13,900	$300	(1)	$76,059
Securities, taxable	7,614	430	—		8,044
Securities, non-taxable	182	—	—		182
Interest bearing deposits in other financial institutions	132	116	—		248
Federal funds sold	3,170	1,113	(1,499)	(6)	2,784
Total interest income	72,957	15,559	(1,199)		87,317
Interest expense:
Deposits	19,588	5,196	158	(2)	24,942
Notes payable to subsidiary grantor Trusts	2,310	—	—		2,310
Repurchase agreements and other	627	26	—		653
Total interest expense	22,525	5,222	158		27,905
Net interest income before provision for loan losses	50,432	10,337	(1,357)		59,412
Provision for loan losses	(503)	464	—		(39)
Net interest income after provision for loan losses	50,935	9,873	(1,357)		59,451
Noninterest income:
Gain on sale of loans	4,008	—	—		4,008
Servicing income	1,860	—	—		1,860
Increase in cash surrender value of life Insurance	1,439	—	—		1,439
Service charges and fees on deposit accounts	1,335	173	—		1,508
Other	1,198	27	—		1,225
Total noninterest income	9,840	200	—		10,040
Noninterest expense:
Salaries and employee benefits	19,414	4,130	—		23,544
Occupancy	3,110	508	—		3,618
Professional fees	1,688	186	—		1,874
Advertising and promotion	1,064	82	—		1,146
Client services	1,000	—	—		1,000
Low income housing investment losses and writedowns	995	—	—		995
Data processing	806	392	—		1,198
Furniture and equipment	517	271	—		788
Retirement plan expense	352	—	—		352
Amortization of intangibles	—	—	761	(3)	761
Other	5,322	877	—		6,199
Total noninterest expense	34,268	6,446	761		41,475
Income before income taxes	26,507	3,627	(2,118)		28,016
Income tax expense	9,237	1,620	(890)	(4)	9,967
Net income	17,270	2,007	(1,228)		$18,049
Preferred stock dividend	—	(331)	331	(7)	—
Net income available to common shareholders	$17,270	$1,676	$(897)		$18,049
Earnings per share:
Basic	$1.47	$0.67			$1.34
Diluted	$1.44	$0.62			$1.32
Weight average number of shares outstanding—basic	11,725,671	2,491,488	(759,190)	(5)	13,457,969
Weight average number of shares outstanding—diluted	11,956,433	2,721,758	(989,460)	(5)	13,688,731

Notes to Pro Forma Condensed Combined Statement of Income

For purposes of determining the effect of the merger on the statement of income, the following pro forma adjustments have been made as if the merger occurred at the beginning of the year.

(1)          To record accretion of the fair value adjustment of Diablo Valley Bank’s loans using the interest method over approximately four years.

(2)          To record amortization and accretion of the fair value adjustments of Diablo Valley Bank’s time deposits under $100,000 and time deposits of $100,000 or more using the interest method over a 3-year period and 1.25-year period, respectively.

(3)          To record amortization of core deposit intangible asset. The core deposit intangible will be amortized using an accelerated method over a 10-year period.

(4)          To record applicable income taxes at combined federal and state rate of 42%.

(5)          To record the elimination of Diablo Valley Bank’s weighted average number of shares outstanding, the elimination of Diablo Valley Bank stock options, and the issuance of 1,732,298 shares of Heritage Commerce Corp’s common stock for the acquisition transaction.

(6)          To record reduction of interest income on Federal funds sold using Heritage Commerce Corp’s average Federal funds sold rate of 4.97% in 2006.

(7)          To eliminate preferred stock dividend due to redemption of Diablo Valley Bank’s series A preferred stock.

DESCRIPTION OF DIABLO VALLEY BANK

General

Diablo Valley Bank commenced operations on October 20, 2003. Diablo Valley Bank is a California state chartered bank and its deposits are insured to the fullest extent allowable by the FDIC. Diablo Valley Bank engages in the general commercial banking business with an emphasis on serving the needs of small and medium size businesses, professionals, and the general public primarily in the Tri-Valley area of the San Francisco East Bay region. Diablo Valley Bank also assesses and attempts to meet the credit needs of all members of the communities served by Diablo Valley Bank in fulfillment of its responsibilities under the Community Reinvestment Act. See “Regulation and Supervision—Community Reinvestment Act.” Diablo Valley Bank concentrates on providing customers with a high level of personalized service, while at the same time offering a full range of commercial banking services combined with the convenience of banking by courier and automated banking systems, including access to ATM services, internet banking, electronic cash management, and various loan and deposit services and products.

Areas Served

Diablo Valley Bank serves the Tri-Valley area of the San Francisco East Bay region. This area bridges Contra Costa and Alameda counties and consists primarily of the cities of Danville, Alamo, Dublin, Pleasanton and Walnut Creek.

Business Strategy

In marketing its services, Diablo Valley Bank capitalizes on its identity as a local, community bank, with officers, Directors and shareholders who have business and personal ties to the community. Small and medium-size businesses are targeted, as well as accounting, insurance, legal and medical professionals.

Diablo Valley Bank competes with other financial institutions in its service area through personalized service and personal contact with potential customers by Executive Officers, Directors, employees and shareholders. Additionally, employees of the bank participate in various community business and civic groups. Executive officers and directors are active members of the community who call personally on their business contacts and acquaintances in the Tri-Valley Area to become customers of Diablo Valley Bank.

Shareholders are not required to maintain any type of banking relationship with Diablo Valley Bank as a result of their purchase of shares of Diablo Valley Bank; however, shareholders are encouraged to maintain their banking relationship with Diablo Valley Bank and to provide business development referrals on an ongoing basis.

Deposit and Lending Activities

Diablo Valley Bank offers a wide range of deposit accounts designed to attract commercial businesses, professionals, and residents in its primary service area. These accounts include personal and business checking accounts, money market accounts, time certificates of deposit, sweep accounts and specialized deposit accounts, including professional accounts, small business “packaged” accounts, and tiered accounts designed to attract larger deposits and Keogh and IRA accounts.

Diablo Valley Bank also offers a full complement of lending products designed to meet the specialized needs of its customers, including commercial and industrial lines of credit and term loans, credit lines to individuals, equipment loans, and real estate and construction loans. Diablo Valley Bank also offers consumer loans, including lines of credit, construction loans, home improvement loans and home equity lines of credit. Diablo Valley Bank offers loans in amounts which exceed Diablo Valley Bank’s lending limits through participation agreements with correspondent banks and other financial institutions. On a selective basis, Diablo Valley Bank also offers loans for accounts receivable and inventory financing, and equipment and expansion financing programs. Other services which Diablo Valley Bank offers include online banking services, direct payroll and social security deposits, letters of credit, safe deposit boxes, night depository facilities, notary services, travelers checks, lockbox, and banking by mail. Diablo Valley Bank offers a computerized internet banking system that enables its customers to view account information, transfer between accounts, access cash management services (including the initiation of wire transfers and ACH payments), make transfers between accounts, pay bills, make loan payments, pre-schedule deposit transfers and loan payments, and view both the front and back of cleared deposit items.

Management evaluates Diablo Valley Bank’s services on an ongoing basis, and adds or deletes services based upon customer needs, competitive factors, and the financial and other capabilities of Diablo Valley Bank. Future services may also be significantly influenced by improvements and developments in technology and evolving state and federal regulations.

Competition

The banking business in California generally, and in Diablo Valley Bank’s service area in particular, is highly competitive with respect to both loans and deposits and is dominated by a number of major and other regional banks which have offices operating over wide geographic areas. Diablo Valley Bank competes for deposits and loans with these banks as well as with savings and loan associations, credit unions, mortgage companies, money market funds, stock brokerage firms, insurance companies, and other traditional and non-traditional financial institutions. Major financial institutions with offices in Diablo Valley Bank’s service area include Bank of America, Wells Fargo Bank, Union Bank of California, U.S. Bank, and Washington Mutual Bank. Regional and independent financial institutions with offices in Diablo Valley Bank’s service area include, among others, Bank of the West, Greater Bay Bank, Westamerica Bank, First Republic Bank and Mechanics Bank.

The major banks and some of the other institutions have the ability to finance extensive advertising campaigns and to shift their resources to regions or activities of greater potential profitability. Many of the competing banks and other institutions offer diversified financial services which may not be directly offered by Diablo Valley Bank. The major banks also have substantially more capital and higher lending limits than Diablo Valley Bank.

Diablo Valley Bank competes for customers’ funds with governmental and private entities issuing debt or equity securities or other forms of investments which may offer different or higher yields than those available through bank deposits. Based upon statistics published by the FDIC, management estimates that as of June 30, 2006, there were 798 banking offices, including offices of major banks, regional and independent banks, and savings and loan associations within Alameda County and Contra Costa County.

Existing and future state and federal legislation could significantly affect Diablo Valley Bank’s cost of doing business, its range of permissible activities, and the competitive balance among major, regional and independent banks, and other financial institutions. Management cannot predict the impact these matters may have on commercial banking in general or on the business of Diablo Valley Bank in particular.

To compete with the financial institutions operating in Diablo Valley Bank’s service area, Diablo Valley Bank relies upon its independent status to provide flexibility and personalized service to its customers. Diablo Valley Bank emphasizes personal contacts with potential customers by Executive Officers, Directors and employees, develops local promotional activities, and seeks to develop specialized or streamlined services for customers. To the extent customers desire loans in excess of its lending limits or services not offered by Diablo Valley Bank, Diablo Valley Bank attempts to assist customers in obtaining such loans or other services through participations with other banks or assistance from correspondent banks.

Properties

Diablo Valley Bank owns a commercial property at 387 Diablo Road, Danville, California, where it recently completed construction of a 8,300 square-foot headquarters office containing its Danville branch and its administrative offices. Diablo Valley Bank has entered into a lease for its current branch in Pleasanton. Its leases for its former locations in Danville and Alamo have expired. The following table summarizes certain features of the Pleasanton lease:

Location	Square footage	Lease expiration date	Lease extension options
Pleasanton	4,100	October 31, 2010	One seven-year

Securities Authorized for Issuance under Equity Plans

The following table sets forth certain information as of December 31, 2006, concerning outstanding options and rights to purchase Diablo Valley Bank’s common stock granted to participants in all of its equity compensation plans and the number of shares of common stock remaining available for issuance under such equity compensation plans.

	Equity Compensation Plan Information
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	647,125	$12.57	68,225
Equity compensation plans not approved by security holders	—	—	—
Total	647,125	$12.57	68,225

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of Diablo Valley Bank’s common stock as of December 31, 2006 by (i) each person who is known by Diablo Valley Bank to be the beneficial owner of more than five percent of the Diablo Valley Bank’s outstanding common stock, (ii) each director of Diablo Valley Bank, and (iii) all directors and executive officers as a group.

Shares of common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this proxy statement/prospectus and shares of common stock issuable upon conversion of series A preferred stock are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Except as otherwise indicated below, each person named has sole voting and investment power with respect to the shares indicated, subject to community property laws. Except as indicated below, the address for each shareholder, director or named executive officer is Diablo Valley Bank, 387 Diablo Road, Danville, California 94526.

This table assumes 2,502,146 shares of common stock outstanding as of December 31, 2006, and no exercise of outstanding options after that date.

	Common Stock		Shares Beneficially Owned
Name of Beneficial Owner	Number of Shares	Stock Option Shares	Total Shares	% of Class	Preferred	Total Inc. Pref	Percent of class
Dennis M. Casagrande	83,000	35,300	118,300	4.66%	0	118,300	4.66%
Uri Eliahu	15,000	20,100	35,100	1.39%	1,500	36,600	1.45%
Randall D. Greenfield	0	9,600	9,600	0.38%	0	9,600	0.38%
William Keller	0	19,500	19,500	0.77%	0	19,500	0.77%
John J. Hounslow	75,000	87,500	162,500	6.27%	12,756	175,256	6.73%
Mark E. Lefanowicz	38,680	20,150	58,830	2.33%	3,251	62,081	2.46%
James A. Mayer	67,500	87,500	155,000	5.99%	1,562	156,562	6.04%
Alfred D. McKelvy, Jr.	15,000	12,800	27,800	1.11%	1,300	29,100	1.16%
Kenneth R. Mercer	15,000	10,200	25,200	1.00%	0	25,200	1.00%
Robert C. Philcox	37,500	20,150	57,650	2.29%	3,251	60,901	2.41%
Kenneth V. Stevens	75,000	36,750	111,750	4.40%	11,502	123,252	4.83%
Randy B. Williams	15,000	16,650	31,650	1.26%	5,000	36,650	1.45%
All directors and officers as a group (12 individuals)	436,680	376,200	812,880	28.24%	40,122	853,002	29.23%

The following table shows certain information as of December 31, 2006 regarding the beneficial ownership of Diablo Valley Bank series A preferred stock by each of the Diablo Valley Bank directors and executive officers, and for all directors and executive officers of Diablo Valley Bank as a group. Except as otherwise indicated below, all persons listed below have sole voting and investment power with respect to their shares of series A preferred stock, subject to community property laws.

This table assumes 207,061 shares of series A preferred stock outstanding as of December 31, 2006.

	Series A Preferred Stock
Name of Beneficial Owner	Total Shares	% of Class
Dennis M. Casagrande	0	0.00%
Uri Eliahu	1,500	0.72%
Randall D. Greenfield	0	0.00%
William Keller	0	0.00%
John J. Hounslow	12,756	6.16%
Mark E. Lefanowicz	3,251	1.57%
James A. Mayer	1,562	0.75%
Alfred D. McKelvy, Jr.	1,300	0.63%
Kenneth R. Mercer	0	0.00%
Robert C. Philcox	3,251	1.57%
Kenneth V. Stevens	11,502	5.55%
Randy B. Williams	5,000	2.41%
All directors and officers as a group (12 individuals)	40,122	19.38%

DIABLO VALLEY BANK MANAGEMENT
DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion provides additional information about the financial condition of Diablo Valley Bank (referred to in this section as “Bank”) at December 31, 2006 and 2005 and results of operations for the years ended December 31, 2006, 2005 and 2004. The following analysis should be read in conjunction with the financial statements of Bank and the notes. Financial information related to the years ended December 31, 2006, 2005 and 2004 is derived from Bank’s audited financial statements.

This discussion contains certain forward-looking information about us (See “Cautionary Statement Regarding Forward-Looking Statements” on page 19).

Critical Accounting Policies

The discussion and analysis of Bank’s results of operations and financial condition are based upon financial statements which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Bank’s management to make estimates and judgments that affect the reported amounts of assets and liabilities, income and expense, and the related disclosures of contingent assets and liabilities at the date of these financial statements.

Bank believes these estimates and assumptions to be reasonably accurate; however, actual results may differ from these estimates under different assumptions or circumstances. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses and valuation methods and expense attribution related to stock-based compensation.

Allowance for Loan Losses

The allowance for loan and lease losses represents Bank’s best estimate of losses inherent in the existing loan portfolio. The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by credits to the allowance for loan losses for loans charged off, net of recoveries. Management evaluates the allowance for loan losses periodically. The allowance for loan losses is based upon management’s assessment of various factors affecting the collectibility of the loans, including current economic conditions, past credit experience, delinquency status, the value of the underlying collateral, if any, and a continuing review of the portfolio of loans.

No assurance can be given that economic difficulties or other circumstances which would adversely affect our borrowers and their ability to repay outstanding loans will not occur which would be reflected in increased losses in our loan portfolio, which could result in actual losses that exceed reserves previously established.

Stock-based Compensation

Effective January 1, 2006, Bank adopted the fair value recognition provisions of FASB Statement No. 123(R), Share-Based Payment (SFAS 123(R)). Under SFAS 123(R), compensation cost is recognized for all awards that vest subsequent to the date of adoption based on the grant-date fair value estimated in accordance with FASB Statement No. 123, Accounting for Stock-Based Compensation and SFAS 123(R). The grant-date fair value is estimated using the Black-Scholes option-pricing formula, which involves making estimates of the assumptions used, including the expected term of the option, expected volatility over the option term, expected dividend yield over the option term and risk-free interest rate. Because Bank’s common stock has only been trading for a short period of time, Bank used an estimate of the expected volatility of an average of peer bank stocks in determining the impact of expected volatility on the fair value of stock option awards. In addition, when determining the compensation expense to amortize over the vesting period, management makes estimates about the expected forfeiture rate of options.

Overview

From the commencement of operations on October 20, 2003, the Bank has experienced significant growth in earning assets. However, as with most newly established banks, it incurred significant costs in connection with developing a customer base. As a result of costs associated with account development and personnel expenses, most newly established banks experience losses in their early years.

As the Bank has grown in asset size and has added earning assets, the losses diminished and the Bank reported its first profitable period of operations for the quarter ended March 31, 2005. For comparison, quarterly net losses for the year ended December 31, 2004 were $815,000, $642,000, $466,000, $179,000, respectively for the quarters ended March 31, 2004, June 30, 2004, September 30, 2004 and December 31, 2004. For the quarter ended March 31, 2005, the Bank reported net income of $219,000.

For the year ended December 31, 2006, Bank reported net income of $2,007,000, or $0.62 per diluted share, compared with net income of $2,353,000 or $0.80 per diluted share, for the year ended December 31, 2005 and a net (loss) for the year ended December 31, 2004 of ($2,102,000). The significant improvement in earnings since 2004 is attributed to the increased level of earning assets. The decrease in earnings from 2005 to 2006 is attributable primarily to the increase in the provision for income taxes from ($878,000) in 2005 to $1,620,000 in 2006. See “Results of Operations,” “Net Income” and “Provision for Income Taxes” below.

Results of Operations

Bank’s primary source of income is net interest income, which is the difference between interest income and fees derived from earning assets and interest paid on liabilities which fund those assets.  Net interest income, expressed as a percentage of total average interest earning assets, is referred to as the net interest margin. Bank’s net interest income is affected by changes in the volume and mix of interest earning assets and interest bearing liabilities. It is also affected by changes in yields earned on interest earning assets and rates paid on interest bearing deposits and other borrowed funds. Bank also generates noninterest income, including transactional fees and service charges on deposit accounts. Noninterest expenses consist primarily of employee compensation and benefits, occupancy and equipment expenses and other operating expenses. Bank’s results of operations are also affected by its provision for loan losses. Results of operations may also be significantly affected by other factors including general economic and competitive conditions, mergers and acquisitions of other financial institutions within Bank’s market area, changes in market interest rates, government policies, and actions of regulatory agencies.

Net Income

For the year ended December 31, 2006, Bank reported net income of $2,007,000, or $0.62 per diluted share, compared with net income of $2,353,000 or $0.80 per diluted share, for the year ended December 31, 2005 and a net (loss) for the year ended December 31, 2004 of ($2,102,000).

Net Interest Income and Net Interest Margin

For the year ended December 31, 2006, net interest income was $10,337,000 and the net interest margin was 4.99%. At December 31, 2006, approximately 79% of Bank’s assets were comprised of net loans, 13% of Federal funds sold, cash and deposits with other financial institutions and 4% of investment securities. For 2005, net interest income was $7,318,000 and the net interest margin was 4.73%.

Net interest income increased by $4,812,000 or 192% for the year ended December 31, 2005 compared to the year ended December 31, 2004. Net interest income was $2,506,000 for the year ended December 31, 2004 and the net interest margin was 3.20%. The increase in net interest income and net interest margin in 2005 as compared to 2004 was due to the 97% increase in average earning assets and the increase in net interest margin resulting from the increase in the yield on earning assets being greater than the increase in the cost of funds.

For the year ended December 31, 2006, the cost of funding earning assets was 3.43% compared with 1.97% for the year ended December 31, 2005 and 1.21% for the year ended December 31, 2004. Bank has placed an emphasis on attracting business and professional accounts to increase the level of low cost deposits as a primary source of funding its earning assets. Noninterest bearing deposits (demand deposits) increased 186% from an average of $14,774,000 during 2004 to an average of $42,222,000 in 2006.

Bank has also experienced strong growth in savings and money market deposits, which increased 120% from an average of $44,892,000 during 2004 to an average of $98,635,000 in 2006.

Additionally, retail time deposits from the Bank’s market area increased 260% from an average of $7,337,000 during 2004 to an average of $26,405,000 in 2006. During 2006, Bank acquired brokered time deposits, which averaged $15,371,000, to meet its loan funding requirements.

The following tables present condensed average balance sheet information for Bank, together with interest rates earned and paid on the various sources and uses of its funds for each of the periods presented. Nonaccrual loans are included in loans with any interest collected reflected on a cash basis.

Year Ended December 31,
	2006			2005			2004
		Interest	Average		Interest	Average		Interest	Average
	Average	Income /	Yield /	Average	Income /	Yield /	Average	Income /	Yield /
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
(Dollars in thousands)
Assets:

Loans, gross	$170,376	$13,901	8.16%	$119,383	$8,445	7.07%	$47,195	$2,689	5.70%
Securities & Investments	12,183	430	3.53%	15,346	435	2.83%	15,495	335	2.16%
Interest bearing deposits in other banks	2,316	116	5.01%	3,004	103	3.43%	965	18	1.87%
Federal funds sold	22,356	1,112	4.97%	16,906	568	3.36%	14,648	169	1.15%
Total interest earning assets	207,231	15,559	7.51%	154,639	9,551	6.18%	78,303	3,211	4.10%
Cash and due from banks	6,764			6,110			5,245
Premises and equipment, net	4,492			3,690			3,478
Other assets	2,023			560			284
Allowance for loan losses	(2,131)			(1,089)			(345)
Total assets	$218,379			$163,910			$86,965
Liabilities and shareholders’ equity:
Deposits:
Demand, interest bearing	$11,542	$79	0.68%	$7,730	25	0.32%	$5,927	$49	0.83%
Savings and money market	98,635	3,281	3.33%	81,903	1,583	1.93%	44,892	549	1.22%
Time deposits, under $100	2,965	115	3.88%	2,560	64	2.50%	942	13	1.38%
Time deposits, $100 and over	23,440	1,074	4.58%	21,229	554	2.61%	6,395	91	1.42%
Brokered time deposits, $100 and over	15,371	646	4.20%	—	—		—	—
Other borrowings	488	27	5.53%	206	7	3.40%	124	3	2.42%
Total interest bearing liabilities	152,441	5,222	3.43%	113,628	2,233	1.97%	58,280	705	1.21%
Demand, noninterest bearing	42,222			33,038			14,774
Other liabilities	724			293			113
Total liabilities	195,387			146,959			73,167
Shareholders’ equity	22,992			16,951			13,798
Total liabilities and shareholders’ equity	$218,379			$163,910			$86,965
Net interest income / margin		$10,337	4.99%		$7,318	4.73%		$2,506	3.20%

The following table shows the change in interest income and interest expense and the amount of change attributable to variances in volume and rates.

	2006 vs. 2005 Changes Due To
	Volume	Rate	Rate and Volume	Total
	(Dollars in thousands)
Interest income:
Loans, gross	$3,607	$1,295	$553	$5,456
Securities & Investments	(90)	107	(22)	(5)
Interest bearing deposits in other banks	(24)	47	(11)	13
Federal funds sold	183	273	88	544
Total interest earning assets	$3,677	$1,722	$608	$6,008
Interest expense:
Deposits:
Demand, interest bearing	$12	$28	$14	$54
Savings and money market	323	1,141	233	1,698
Time deposits, under $100,000	10	35	6	51
Time deposits, $100,000 and over	58	419	44	520
Brokered time deposits, $100,000 and over	—	—	646	646
Other borrowings	10	4	6	20
Total interest bearing liabilities	$413	$1,628	$948	$2,989
Increase (decrease) in net interest income	$3,264	$95	$(340)	$3,019

Provision for Loan Losses

Bank maintains an allowance for loan losses for losses to absorb probable losses incurred in the loan portfolio.  Charge-offs of loans (or reductions in the carrying values of nonperforming loans due to possible losses on their ultimate recovery) are charged against the allowance for loan losses, which is adjusted periodically to reflect changes in the volume of outstanding loans and the risk of potential losses due to a deterioration in the financial condition of borrowers or the value of property securing nonperforming loans, or changes in general economic conditions and other qualitative factors.  Additions to the allowance for loan losses are made through a charge against income referred to as the “provision for loan losses.”

Bank’s loan policy provides procedures designed to evaluate and assess the credit risk factors associated with its loan portfolio, to enable us to assess such credit risk factors prior to granting new loans and to evaluate the adequacy of the allowance for loan losses. Bank conducts an assessment of the allowance for loan losses on a monthly basis and undertakes a more critical evaluation quarterly.  At the time of the quarterly review, the Board of Directors examines and formally approves the adequacy of the allowance. The quarterly evaluation includes an assessment of the following factors: any external loan review and regulatory examination, estimated potential loss exposure on each pool of loans, concentrations of credit, value of collateral, the level of delinquent and non-accrual loans, trends in loan volume, effects of any changes in the lending policies and procedures, changes in lending personnel, current economic conditions at the local, state and national level, and a migration analysis of historical losses and recoveries for the prior eight quarters.

At December 31, 2006, Bank’s allowance for loan losses totaled $2,389,000, or 1.20% of outstanding loans, compared with an allowance for loan losses of $1,925,000, or 1.31% of outstanding loans, at December 31, 2005 and $750,000, or 0.80% of outstanding loans, at December 31, 2004. There have been no loans charged-off against the allowance for loan losses since the inception of Bank.  For the years ended December 31, 2006, 2005 and 2004, the provision for loan losses was $464,000, $1,175,000 and $680,000, respectively.

The provision for loan losses is dependent on the increase in loans outstanding, the mix of loans within the portfolio and the volumes of loans past due or on nonaccrual status and other factors previously described.

Noninterest Income

Noninterest income is comprised primarily of service charges and other fees on deposit accounts.  The following table sets forth the various components of the Bank's noninterest income:

	Year Ended December 31,			Increase (decrease) 2006 versus 2005		Increase (decrease) 2005 versus 2004
	2006	2005	2004	Amount	%	Amount	%
	(Dollars in thousands)
Service charges and fees on deposit accounts	$173	$76	$20	$97	127%	$56	280%
Increase in cash surrender value of life insurance	7	—	—	7	NA	—	NA
Gain (loss) on sales of AFS securities	(20)	—	1	(20)	NA	(1)	NA
Other	40	10	12	30	300%	(2)	17%
Total	$200	$86	$33	$114	133%	$53	158%

The increases in service charges are attributable to increases in the number of deposit accounts.

Noninterest Expense

The following table sets forth the various components of the Bank's noninterest expenses:

	Year Ended December 31,			Increase (decrease) 2006 versus 2005		Increase (decrease) 2005 versus 2004
	2006	2005	2004	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Salaries and employee benefits	$4,130	$2,864	$2,267	$1,266	44%	$597	26%
Occupancy & equipment	779	738	795	41	6%	(57)	-7%
Data processing and networking	391	316	102	75	24%	214	209%
Professional fees	186	183	236	3	2%	(53)	-23%
Advertising and promotion	82	84	82	(2)	-2%	2	2%
Communication	93	78	69	15	9%	9	13%
Insurance	65	61	60	4	7%	1	2%
Stationery & supplies	59	52	75	7	13%	(23)	-31%
Other	661	378	275	283	75%	103	37%
Total	$6,446	$4,754	$3,961	$1,692	36%	$793	20%

As Bank has increased its deposits and loans, it has incurred additional operating costs to support the growth including increased staffing and a commensurate increase in the cost of salaries and employee benefits.  Additionally, in 2006, noninterest expenses included additional compensation expense related to the adoption of Statement of Financial Accounting Standards No. 123(R) in 2006, which totaled $403,000.

Although certain economies of scale have been achieved and Bank anticipates continued improvement in this area, future operating costs may increase due to expansion activities, including providing new products, compliance with additional regulations and general economic conditions.

The following table indicates the percentage of noninterest expense in each category:

	2006		2005		2004
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)
Salaries and employee benefits	$4,130	64%	$2,864	60%	$2,267	57%
Occupancy & equipment	779	12%	738	16%	795	20%
Data processing and networking	391	6%	316	7%	102	3%
Professional fees	186	3%	183	4%	236	6%
Advertising and promotion	82	1%	84	2%	82	2%
Communication	93	1%	78	2%	69	2%
Insurance	65	1%	61	1%	60	1%
Stationery & supplies	59	1%	52	1%	75	2%
Other	661	10%	378	7%	275	7%
Total	$6,446	100%	$4,754	100%	$3,961	100%

For the year ended December 31, 2006, noninterest expenses were 2.95% of average total assets and 61% of total revenue (total revenue is defined as net interest income plus noninterest income).  This was a 3% decrease over 2005, while total revenue increased 44% during the same period.

Noninterest expenses were 2.90% of average total assets and 64% of total revenue in 2005 and 4.55% of average assets and 156% of total revenue in 2004.

Provision for Income Taxes

Bank accrues income tax based on the anticipated tax rates during the financial period covered.  The provision (benefit) for income taxes was $1,620,000, ($878,000) and $800 for 2006, 2005 and 2004, respectively.  As a result of the record of profitability achieved in 2005, Bank eliminated its valuation allowance resulting in a tax benefit of ($878,000) in that year.  In 2006, Bank recorded tax expense of $1,620,000 resulting in an increase in tax expense of $2,498,000 between the two years.  Bank’s effective tax rate in 2006 of 44.7% results from the federal statutory rate of 34%, state taxes at 7.2% and the non-deductibility of certain expenses.

Investment Portfolio

Securities classified as available-for-sale for accounting purposes are recorded at their fair or market value on the balance sheet.  At December 31, 2006, investment securities comprised 4% of total assets.  Available-for-sale investment securities carried at market value totaled $2,238,000 at December 31, 2006 compared to original cost of $2,253,000.  Securities classified as held-to-maturity are carried at cost and totaled $6,497,000.  The market value of the held-to-maturity securities was $6,432,000 at December 31, 2006.  At December 31, 2005, investment securities comprised 8% of total assets.  At December 31, 2005 and 2004, there were securities classified as held-to-maturity of $7,493,000 and $3,995,000 and securities classified as available-for-sale of $7,123,000 and $9,688,000 for the respective years.  Changes in the fair market value of available-for-sale securities (e.g., unrealized holding gains or losses) are reported as “other comprehensive income (loss),” net of tax, and carried as accumulated comprehensive income or loss within shareholders’ equity until realized.

Bank utilizes the investment portfolio to manage liquidity and attract funding that requires collateralization.  At December 31, 2006, investment securities with a book value of $8,250,000, or 94% of the portfolio, were pledged to secure either time or local agency deposits from the State of California.  At December 31, 2005, investment securities with a book value of $10,595,000, or 72% of the portfolio, were pledged to secure time deposits from the State of California and repurchase agreements.  At December 31, 2006, no securities were callable within one year.

Investment Securities
	December 31,
	2006	2005	2004
	(Dollars in thousands)
Available-for-sale securities:
Federal agency securities	$2,238	$4,192	$5,641
States and political subdivisions	—	1,424	1,976
Corporate bonds	—	1,507	2,071
	$2,238	$7,123	$9,688
Held-to-maturity:
Federal agency securities	$4,997	$5,993	$1,995
States and political subdivisions	1,500	1,500	2,000
Total	$6,497	$7,493	$3,995

The following table summarizes the carrying amounts and distribution of Bank’s securities and the weighted average yields as of December 31, 2006.

Maturity

	Within One Year		After One But Within Five Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Available-for-sale:
Federal agency securities	$1,984	4.42%	$252	2.82%	$2,238	4.24%
Held-to-maturity:
Federal agency securities	$3,998	3.96%	$999	3.83%	$4,997	3.93%
States and political subdivisions	1,500	2.77%	—	—	1,500	2.77%
Total	$5,498	3.63%	$999	3.83%	$6,497	3.66%

Loan Distribution

The following table shows the composition of Bank’s loan portfolio by amount and percentage of total loans for each major loan category at the dates indicated.

	December 31,
	2006 Amount	% of Total	2005 Amount	% of Total	2004 Amount	% of Total	2003 Amount	% of Total
	(Dollars in thousands)
Commercial	$62,575	31%	$52,002	36%	$31,206	34%	$4,479	64%
Real estate—commercial	66,267	33%	44,270	30%	32,937	35%	—	0%
Real estate—construction	44,808	22%	26,737	18%	16,663	18%	1,089	15%
Land development	20,207	11%	17,402	12%	9,335	10%	1,107	16%
Home equity	4,964	2%	4,750	3%	1,959	2%	341	5%
Consumer	1,037	1%	1,227	1%	1,239	1%	—	0%
Total loans	199,858	100%	146,388	100%	93,339	100%	7,016	100%
Deferred loan fees, net	(446)		(320)		(253)		(29)
Allowance for loan losses	(2,389)		(1,925)		(750)		(70)
Loans, net	$197,023		$144,143		$92,336		$6,917

The following table presents commitments to fund as of December 31, 2006, 2005, and 2004.

	December 31,
	2006	2005	2004
	(Dollars in thousands)
Commitments to extend credit	$89,619	$70,080	$57,433
Standby letters of credit	1,565	1,322	914
	$91,184	$71,402	$58,347

Loan Policies and Procedures

Bank’s underwriting practices include an analysis of the borrower’s management, current economic factors, the borrower’s ability to respond and adapt to economic changes outside its direct control and verification of primary and secondary sources of repayment. Risk within the loan portfolio is managed through Bank’s loan policies and underwriting. These policies are reviewed and approved annually by the Board of Directors.

•       Management administers loan policy, ensures proper loan documentation, develops the methodology for monitoring loan quality and the level of the allowance for loan losses and reports on these matters to the Audit, ALCO and Loan Committees, and to the Board of Directors.

•       The Board of Directors’ ALCO Committee meets regularly and will review and make recommendations to the Board of Directors regarding the adequacy of the allowance for loan losses. The Committee also reviews management’s asset and liability practices to ensure compliance with Bank’s policies and procedures.

•       The Board of Directors’ Loan Committee is responsible for enforcement of loan policy and has additional responsibilities which include approving loans or loan relationships for a customer that, when considered in the aggregate, exceed management’s level of loan authority for that customer. The Committee meets regularly and will evaluate problem assets and the adequacy of the allowance for loan losses.

•       The Board of Directors’ Audit Committee meets quarterly and is responsible for ensuring that an independent third party reviews the adequacy of the primary operating areas of the Bank, including the loan and asset and liability management practices and procedures, at least annually. The Committee will annually set scheduling and a budget for all external audits and reviews and then reviews all external audit reports performed for the Bank on a quarterly basis.

•       The Board of Directors retains overall responsibility for all loan functions and must also review and approve loans or loan relationships that, when considered in the aggregate, exceed the Directors’ Loan Committee level of loan authority.

Loan approvals are granted according to established policies, and lending officers are assigned approval authorities within their levels of training and experience. Interest rates reflect the risk inherent in loans and collateral is generally taken for purchase-money financing. Collateral may consist of accounts receivable, direct assignment of contracts, inventory, equipment and real estate. Unsecured loans may be made when warranted by the financial strength of the borrower. With the exception of single-family residential mortgage loans, the maximum loan term is generally five years. Most of Bank’s loans bear interest at variable rates or include periodic repricing features. Guarantees are generally required to help assure repayment. Management believes that pricing is commensurate with risk for both new and existing customers.

Nonperforming Assets

Nonperforming assets consist of nonperforming loans and other real estate owned. Nonperforming loans are those for which the borrower fails to perform under the original terms of the obligation and consist of nonaccrual loans, accruing loans 90 days or more past due and restructured loans.

	Nonaccrual, Past Due and Restructured Loans December 31,
	2006	2005	2004	2003
	(Dollars in thousands)
Nonaccrual loans	$157	—	—	—
Accruing loans past due 90 days or more	—	—	—	—
Total nonperforming loans	$157	—	—	—
Other real estate owned	—	—	—	—
Total nonperforming assets	$157	—	—	—
Nonperforming loans to total loans	0.08%	0%	0%	0%
Nonperforming assets to total assets	0.06%	0%	0%	0%
Total loans and OREO	$199,858	$146,389	$93,339	$7,016

Allocation of Allowance for Loan Losses

Bank maintains the allowance for loan losses to provide for probable losses in the loan portfolio. Additions to the allowance for loan losses are established through a provision charged to expense. All loans which are judged to be uncollectible are charged against the allowance while any recoveries are credited to the allowance. Bank’s policy is to charge off any known losses at the time of determination. Any unsecured loan more than 90 days delinquent in payment of principal or interest and not in the process of collection is charged off in total. Secured loans are evaluated on a case by case basis to determine the ultimate loss potential to us subsequent to the liquidation of collateral. In those cases where we believe we are inadequately protected, a charge off will be made to reduce the loan balance to a level equal to the liquidation value of the collateral.

Bank’s loan policy provides procedures designed to evaluate and assess the credit risk factors associated with the loan portfolio, to enable Bank to assess such credit risk factors prior to granting new loans and to evaluate the sufficiency of the allowance for loan losses. Bank conducts an assessment of the allowance on a monthly basis and undertakes a more critical evaluation quarterly. At the time of the quarterly review, the Board of Directors will examine and formally approve the adequacy of the allowance. The quarterly evaluation includes an assessment of the following factors: any external loan review and regulatory examination, estimated potential loss exposure on each pool of loans, concentrations of credit, value of collateral, the level of delinquent and non-accrual loans, trends in loan volume, effects of any changes in lending policies and procedures, changes in lending personnel, current economic conditions at the local, state and national level and a migration analysis of historical losses and recoveries for the prior eight quarters.

The following table sets forth an analysis of the allocation of the allowance for loan losses for the dates indicated.

	December 31,
	2006		2005		2004		2003
	Allowance	Percent of Loans in each group to total loans	Allowance	Percent of Loans in each group to total loans	Allowance	Percent of Loans in each group to total loans	Allowance	Percent of Loans in each group to total loans
	(Dollars in thousands)
Commercial	$877	31%	$791	36%	$265	33%	$47	64%
Real estate—commercial	591	33%	473	30%	251	35%	—	0%
Real estate—construction	635	22%	402	18%	163	18%	13	16%
Land development	172	10%	173	12%	52	10%	8	16%
Home equity	59	2%	27	3%	7	2%	2	5%
Consumer	55	1%	59	1%	12	1%	—	0%
Unallocated	—	0%	—	0%	—	0%	—	0%
Total	$2,389	100%	$1,925	100%	$750	100%	$70	100%

The following table shows the balance in the allowance for loan losses at the beginning of each year, activity in the allowance during the year and the resulting balance at the end of the year.

Allowance for Loan Losses

	2006	2005	2004	2003
	(Dollars in thousands)
Balance, beginning of year	$1,925	$750	$70	$—
Charge-offs:
Commercial	—	—	—	—
Real estate mortgage	—	—	—	—
Real estate—land and construction	—	—	—	—
Home equity	—	—	—	—
Consumer	—	—	—	—
Total charge-offs	—	—	—	—
Recoveries:
Commercial	—	—	—	—
Real estate mortgage	—	—	—	—
Real estate—land and construction	—	—	—	—
Home equity	—	—	—	—
Consumer	—	—	—	—
Total recoveries	—	—	—	—
Net charge-offs	—	—	—	—
Provision for loan losses	464	1,175	680	70
Balance, end of year	$2,389	$1,925	$750	$70
RATIOS:
Net charge-offs to average loans	0.00%	0.00%	0.00%	0.00%
Allowance for loan losses to average loans	1.40%	1.61%	1.59%	2.35%
Allowance for loan losses to total loans at end of period	1.20%	1.31%	0.80%	1.00%
Allowance for loan losses to nonperforming loans	1,525%	NA	NA	NA
Average total loans	$170,376	$119,383	$47,195	$2,973
Total loans, gross at period end	$199,858	$146,389	$93,339	$7,016
Total non-performing assets	$157	$—	$—	$—

The following table shows the distribution of maturities in the loan portfolio at December 31, 2006.

Loan Maturities
(by Regulatory Purpose)

		Over One
	Due in	Year But
	One Year	Less than	Over
	or Less	Five Years	Five Years	Total
	(Dollars in thousands)
Real estate construction & development	$63,816	$—	$2,593	$66,409
Secured by residential properties	17,990	8,080	—	26,070
Secured by non-residential properties	16,208	30,206	8,377	54,791
Total real estate secured	98,014	38,286	10,970	147,270
Commercial & Industrial	45,151	4,650	1,970	51,772
Consumer	778	39	—	816
Total loans	$143,943	$42,975	$12,940	$199,858
Loans with variable interest rates	$127,604	$25,083	$207	$152,893
Loans with fixed interest rates	16,339	17,892	2,733	46,965
Total loans	$143,943	$42,975	$12,940	$199,858

Deposits

Deposits are Bank’s primary source of funds. Bank employs business development officers to solicit commercial demand deposits. Bank focuses on obtaining deposits primarily from the communities it serves but occasionally may accept deposits from outside its market area.

The following table sets forth the average balances by deposit category and the interest cost for the periods indicated.

	Year Ended December 31
	2006		2005		2004
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Non-interest-bearing demand deposits	$42,222	0%	$33,039	0%	$14,774	0%
Interest-bearing demand deposits	11,542	0.68%	7,730	0.32%	5,927	0.83%
Savings and money market deposits	98,635	3.33%	81,903	1.93%	44,892	1.22%
Time deposits under $100,000	2,965	3.88%	2,560	2.50%	942	1.38%
Time deposits $100,000 or over	23,440	4.58%	21,229	2.61%	6,395	1.42%
Brokered time deposits $100,000 or over	15,371	4.20%	—	—	—	—
Total deposits	$194,175	2.68%	$146,461	1.52%	$72,930	0.96%

The following table sets forth the maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 2006.

Maturity of Time Deposits of $100,000 or More

	Balance	% of Total
	(Dollars in thousands)
Three months or less	$32,970	57%
Over three months through six months	14,978	26%
Over six months through twelve months	9,786	17%
Over twelve months	207	1%
Total	$57,941	100%

Interest Rate Sensitivity

Bank constantly monitors earning asset and deposit levels, developments and trends in interest rates, liquidity, capital adequacy and marketplace opportunities. Management responds to all of these to protect and possibly enhance net interest income while managing risks within acceptable levels as set forth in Bank’s policies. In addition, alternative business plans and transactions are contemplated for their potential impact. This process is known as asset/liability management and is carried out by changing the maturities and relative proportions of the various types of loans, investments, deposits and borrowings in the ways described above.

The tool most commonly used to manage and analyze the interest rate sensitivity of a bank is known as a computer simulation model. To quantify the extent of risks in both Bank’s current position and in transactions it might make in the future, Bank uses an outside service, Olsen Research Associates, to model the impact of different interest rate scenarios on net interest income. The hypothetical impact of both sudden (generally, an immediate change in interest rates of +/- 2.00%) and smaller incremental interest rate changes are modeled at least quarterly, representing the primary means Bank uses for interest rate risk management decisions.

Interest Rate Risk Summary

Presented below, as of December 31, 2006 and 2005, is an analysis of the Bank’s interest rate risk as measured by changes in the economic value of its equity (“EVE”), or the present value of equity over a one-year forecast time horizon, assuming a parallel shift in the treasury yield curve of 200 basis points:

	2006				2005
			EVE as a % of Present Value of Assets				EVE as a % of Present Value of Assets
Change in rates	$ Change in EVE	% Change in EVE	EVE Ratio	Change (bp)	$ Change in EVE	% Change in EVE	EVE Ratio	Change (bp)
	(Dollars in thousands)
+ 200 bp	$(428)	-1.56%	10.86%	(2)	$(1,339)	-0.05%	13.13%	(47)
0 bp	—	0.00%	10.89%	0	—	0.00%	13.61%	0
- 200 bp	$(333)	-1.22%	10.62%	(27)	$(503)	-0.02%	13.14%	(46)

Management believes that the EVE methodology overcomes three shortcomings of the typical maturity gap methodology. First, it does not use arbitrary repricing intervals and accounts for all expected future cash flows. Second, because the EVE method projects cash flows of each financial instrument under different interest rate environments, it can incorporate the effect of embedded options on an institution’s interest rate risk exposure. Third, it allows interest rates on different instruments to change by varying amounts in response to a change in market interest rates, resulting in more accurate estimates of cash flows.

However, as with any method of gauging interest rate risk, there are certain shortcomings inherent to the EVE methodology. The model assumes interest rate changes are instantaneous parallel shifts in the yield curve. In reality, rate changes are rarely instantaneous. The use of the simplifying assumption that short-term and long-term rates change by the same degree may also misstate historic rate patterns, which rarely show parallel yield curve shifts. Further, the model assumes that certain assets and liabilities of similar maturity or period to repricing will react in the same way to changes in rates. In reality, certain types of financial instruments may react in advance of changes in market rates, while the reaction of other types of financial instruments may lag behind the change in general market rates. Additionally, the EVE methodology does not reflect the full impact of annual and lifetime restrictions on changes in rates for certain assets, such as adjustable rate loans. When interest rates change, actual loan prepayments and actual early withdrawals from certificates may deviate significantly from the assumptions used in the model. Finally, this methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan clients’ ability to service their debt. All of these factors are considered in monitoring the Company’s exposure to interest rate risk.

Liquidity and Capital Resources

The Board of Directors recognizes that a strong capital position is vital to growth, continued profitability, and depositor and investor confidence.

Maintenance of adequate liquidity requires that sufficient resources be available at all times to meet cash flow requirements of Bank. Liquidity in a banking institution is required primarily to provide for deposit withdrawals and the credit needs of customers and to take advantage of investment opportunities as they arise. A bank may achieve desired liquidity from both assets and liabilities. Cash and deposits held in other banks, Federal funds sold, other short term investments, maturing loans and investments, payments of principal and interest on loans and investments, and potential loan sales are sources of asset liquidity. Deposit growth and access to credit lines established with correspondent banks and market sources of funds are sources of liability liquidity. Bank reviews its liquidity position on a regular basis based upon its current position and expected trends of loans and deposits. The policy of the Board of Directors is to maintain sufficient capital at not less than the “well-capitalized” thresholds established by banking regulators. Management believes that Bank maintains adequate sources of liquidity to meet its liquidity needs.

In June 2005 the Bank completed an offering of 207,061 shares of series A preferred stock, no par value, for $32.00 per share. Net proceeds after offering costs of $113,249 were $6,512,703.

The following table summarizes risk-based capital, risk-weighted assets, and risk-based capital ratios of the Bank:

	December 31,
	2006	2005	2004
	(Dollars in thousands)
Capital components:
Tier 1 Capital	$23,649	$21,732	$13,029
Tier 2 Capital	2,429	1,925	750
Total risk-based capital	$26,078	$23,657	$13,779
Risk-weighted assets	$224,260	$165,890	$115,670
Average assets	$242,768	$191,544	$116,022
				Minimum Regulatory Requirements
Capital ratios:
Total risk-based capital	11.63%	14.26%	11.91%	8.00%
Tier 1 risk-based capital	10.55%	13.10%	11.26%	4.00%
Leverage	9.74%	11.35%	11.23%	4.00%

Federal regulations establish guidelines for calculating “risk-adjusted” capital ratios and minimum ratio requirements. Under these regulations, banks are required to maintain a total risk-based capital ratio of 8.0% and Tier 1 risk-based capital (primarily shareholders’ equity) of at least 4.0% of total qualifying capital. Bank had total and Tier 1 risk-based capital ratios of 11.6%% and 10.6%, respectively, at December 31, 2006, and was “well-capitalized” under the regulatory guidelines. Bank’s total and Tier 1 risk-based capital ratios were 14.3% and 13.1%, respectively, at December 31, 2005.

In addition, regulators have adopted a minimum leverage ratio standard for Tier 1 risk-based capital to total assets. The minimum ratio for top-rated institutions may be as low as 3%. However, regulatory agencies have stated that most institutions should maintain ratios at least 1 to 2 percentage points above the 3% minimum. As of December 31, 2006 and 2005, Bank’s leverage ratio was 9.7% and 11.4%, respectively.

Capital levels for Bank remain above established regulatory capital requirements. Failure to meet minimum capital requirements can trigger mandatory and possibly additional discretionary actions by the regulators that, if undertaken, could have a material effect on Bank’s financial statements and operations.

DESCRIPTION OF HERITAGE COMMERCE CORP COMMON STOCK

The authorized capital stock of Heritage Commerce Corp consists of 30,000,000 shares of common stock, no par value and 10,000,000 shares of preferred stock, no par value. As of December 31, 2006, there were 11,656,943 shares of common stock outstanding and no shares of preferred stock outstanding. In addition, options to acquire an additional 752,983 shares of Heritage Commerce Corp common stock were issued and outstanding.

The designations and powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of each class of stock of Heritage Commerce Corp are described below.

Common Stock

The following is a summary of certain rights and provisions of our common stock. This summary does not propose to be complete and is qualified in its entirety by reference to our Articles of Incorporation, as amended, and the California Corporations Code.

Dividends.   The holders of common stock shall be entitled to receive, subject to the applicable provisions of the California Corporations Code, such dividends as may be declared from time to time by the Board of Directors. See “Comparative Market Prices and Dividends” of page 90.

Dissolution.   In the event of a voluntary or involuntary liquidation, dissolution or winding up of Heritage Commerce Corp, after distribution in full of preferential amounts, if any, to be distributed to the holders of capital notes, if any, the holders of the common stock shall be entitled to receive all the remaining assets of Heritage Commerce Corp.

Voting Rights.   Each share of common stock is entitled to one vote at any meeting of shareholders, except in the election of directors. California law provides that shareholders have cumulative voting rights in the election of directors, but only if at least one shareholder gives notice at the meeting of shareholders’ of his or her intention to cumulate his or her votes. Once such notice is given, every shareholder has the right to vote the number of shares owned for as many persons as there are directors to be elected, or to cumulate such votes and give one candidate as many votes as the number of directors multiplied by the number of shares owned equals, or to distribute such votes on the same principle among as many candidates as the shareholder deems appropriate.

No Preemptive Rights.   Heritage Commerce Corp’s common stock does not have preemptive rights; therefore, future shares of common stock may be offered to the investing public or to shareholders in the discretion of the Board of Directors.

Vote Required to Amend Articles of Incorporation.   Heritage Commerce Corp’s Articles of Incorporation may be amended at any regular or special meeting of the shareholders by the affirmative vote of a majority of the outstanding shares of common stock, unless the vote of the holders of a greater amount of stock is required by law.

Preferred Stock

Heritage Commerce Corp’s Articles of Incorporation authorize the Board of Directors to issue and sell up to 10,000,000 shares of preferred stock with such rights, preferences, privileges and restrictions as may be determined by the board, to divide the preferred stock shares into different series and determine the number of shares in each series. There are no shares of preferred stock issued and outstanding.

The transfer agent and registrar for Heritage Commerce Corp common stock is U.S. Stock Transfer Corporation.

DIFFERENCES IN RIGHTS OF SHAREHOLDERS

The following is a general discussion of the material differences between the rights of Heritage Commerce Corp shareholders under the Heritage Commerce Corp articles and bylaws and applicable laws and the rights of Diablo Valley Bank shareholders under the Diablo Valley Bank articles and bylaws and applicable California law.

General

Heritage Commerce Corp is incorporated under and subject to all the provisions of the California General Corporation Law. Diablo Valley Bank is incorporated under and subject to all of the provisions of the California banking law and substantially all of the provisions of the California General Corporation Law. Upon consummation of the merger, except for those persons, if any, who dissent from the merger and perfect appraisal rights under the California law or receive all cash in the merger, the shareholders of Diablo Valley Bank will become shareholders of Heritage Commerce Corp.

Declaration of dividends

Under California law, the directors of Heritage Commerce Corp may declare and pay dividends upon the shares of its capital stock either (i) out of its retained earnings, or (ii) out of capital, provided the company would, after making the distribution, meet two conditions, which generally stated are as follows: (i) the corporation’s assets must equal at least 125% of its liabilities; and (ii) the corporation’s current assets must equal at least its current liabilities or, if the average of the corporation’s earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation’s interest expense for such fiscal years, then the corporation’s current assets must equal at least 125% of its current liabilities.

Under the California banking law, Diablo Valley Bank may pay a dividend equal to its retained earnings or its net income from the last three years, whichever is less, or, with the prior approval of the California Commissioner of Financial Institutions, it may pay dividends up to the greatest of its retained earnings, its net income for its last fiscal year or its net income for its current fiscal year.

Cumulative voting

Shareholders of both Heritage Commerce Corp and Diablo Valley Bank are entitled to cumulate their votes for the election of directors. Cumulative voting allows a shareholder to cast a number of votes equal to the number of directors to be elected multiplied by the number of shares held in the shareholder’s name on the record date. This total number of votes may be cast for one nominee or may be distributed among as many candidates as the shareholder desires. The candidates (up to the number of directors to be elected) receiving the highest number of votes are elected.

A California corporation that is a “listed corporation” may, by amending its articles or bylaws, eliminate cumulative voting for directors. Because Heritage Commerce Corp’s common stock is quoted on the NASDAQ Global Select Market, it qualifies as a listed corporation. Such an amendment requires the approval of holders of a majority of the outstanding shares of Heritage Commerce Corp common stock. Heritage Commerce Corp has no present plan to propose an amendment to eliminate cumulative voting.

Classified Board of Directors

At present, the Heritage Commerce Corp bylaws and the Diablo Valley Bank bylaws provide directors will be elected for a one-year term at each Annual Meeting of Shareholders. A California corporation that is a “listed corporation” may, by amending its articles or bylaws, provide for a staggered or classified board of directors. Such an amendment requires the approval of holders of a majority of the outstanding shares of Heritage Commerce Corp common stock. Because Heritage Commerce Corp common stock is quoted on the NASDAQ Global Select Market, it qualifies as a listed corporation. Heritage Commerce Corp has no present plan to propose an amendment to provide for a classified board of directors.

Dissenters’ rights in mergers and other reorganizations

Under California General Corporation Law, a dissenting shareholder of a corporation participating in certain business combinations may, under varying circumstances, receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive under the terms of the transaction. The California General Corporation Law generally does not require dissenters’ rights of appraisal with respect to shares which, immediately prior to the merger, are (i) listed on any national securities exchange certified by the Commissioner or (ii) listed on the Global Market System of the NASDAQ Stock Market. Heritage Commerce Corp common stock is listed on the NASDAQ Global Select Market. Heritage Commerce Corp shareholders generally have more limited dissenters’ rights in connection with business combinations than do Diablo Valley Bank shareholders. Dissenters’ rights are not available to the shareholders of a corporation surviving a merger if no vote of the shareholders of the surviving corporation is required.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Heritage Commerce Corp common stock is listed on the NASDAQ Global Select Market and Diablo Valley Bank common stock is listed on the Over-the-Counter Bulletin Board. The following table sets forth the high and low sales prices of shares of Heritage Commerce Corp common stock and Diablo Valley Bank common stock as reported on the NASDAQ Global Select Market and the Bulletin Board, respectively, and the quarterly cash dividends declared per share for the periods indicated.

	Heritage Commerce Corp Common Stock			Diablo Valley Bank Common Stock
	High	Low	Dividend	High	Low	Dividend
2005
First Quarter	$19.39	$17.65	$—	$20.67	$17.00	—
Second Quarter	19.24	17.55	—	27.25	20.07	—
Third Quarter	21.94	18.38	—	27.20	22.05	—
Fourth Quarter	22.89	19.45	—	24.00	20.50	—
2006
First Quarter	25.00	21.08	.05	24.00	21.60	—
Second Quarter	25.16	22.30	.05	22.25	21.60	—
Third Quarter	24.95	22.55	.05	21.00	19.10	—
Fourth Quarter	27.25	22.61	.05	22.50	19.10	—

On February 8, 2007, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of Heritage Commerce Corp common stock as reported on the NASDAQ Global Select Market were $27.25 and $26.40, respectively. On [*], the last practicable date before this document was mailed, the high and low sale prices of shares of Heritage Commerce Corp common stock as reported on the NASDAQ Global Select Market were $[*] and $[*], respectively.

On February 8, 2007, the high and low sales prices of shares of Diablo Valley Bank common stock as reported on the Over-the-Counter Bulletin Board were $24.00 and $22.00, respectively. On [*], the high and low sale prices of shares of Diablo Valley Bank common stock as reported on the Over-the-Counter Bulletin Board were $[*] and $[*], respectively.

Heritage Commerce Corp shareholders and Diablo Valley Bank shareholders are advised to obtain current market quotations for Heritage Commerce Corp common stock and Diablo Valley Bank common stock. The market price of Heritage Commerce Corp common stock and Diablo Valley Bank common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of Heritage Commerce Corp common stock or Diablo Valley Bank common stock before or after the effective date of the merger.

Diablo Valley Bank has not paid any cash dividends on its common stock since its inception, and does not contemplate paying dividends on its common stock in the future. It is anticipated that the earnings, if any, will be retained for the operation of its business. Regulatory restrictions limit the ability of Diablo Valley Bank to pay dividends to its shareholders, and limitations under the merger agreement described under “The Merger Agreement—Dividends and Distributions” prevent Diablo Valley Bank from paying any dividends on Diablo Valley Bank common stock.

Heritage Commerce Corp’s ability to declare dividends depends primarily upon dividends it receives from Heritage Bank of Commerce. Heritage Bank of Commerce’s dividend practices in turn depend upon legal restrictions, Heritage Bank of Commerce’s earnings, financial position, current and anticipated capital requirements, and other factors deemed relevant by Heritage Bank of Commerce’s Board of Directors at that time.

Heritage Commerce Corp paid cash dividends totaling $2.36 million, or $0.20 per share in 2006 representing 14% of 2006 earnings. Heritage Commerce Corp’s general dividend policy is to pay cash dividends within the range of typical peer payout ratios, provided that such payments do not adversely affect Heritage Commerce Corp’s financial condition and are not overly restrictive to its growth capacity. However, no assurance can be given that earnings and/or growth expectations in any given year will justify the payment of such a dividend.

During any period in which Heritage Commerce Corp has deferred payment of interest otherwise due and payable on its subordinated debt securities, it may not make any dividends or distributions with respect to its capital stock. The ability of Heritage Commerce Corp’s Board of Directors to declare cash dividends is also subject to statutory and regulatory restrictions which limit the amount available for cash dividends depending upon the earnings, financial condition and cash needs of Heritage Bank of Commerce, as well as general business conditions. Under California banking law, Heritage Bank of Commerce may pay dividends equal to its retained earnings or its net income from the last three years, whichever is less, or, with the prior approval of the California Commissioner of Financial Institutions, it may pay dividends up to the greatest of its retained earnings, its net income for its last fiscal year or its net income for its current fiscal year. The payment of any cash dividends by Heritage Bank of Commerce will depend not only upon Heritage Bank of Commerce’s earnings during a specified period, but also on Heritage Commerce Bank meeting certain regulatory capital requirements.

Under California law, the directors of Heritage Commerce Corp may declare and pay dividends upon the shares of its capital stock either (i) out of its retained earnings, or (ii) out of capital, provided the company would, after making the distribution, meet two conditions, which generally stated are as follows: (i) the corporation’s assets must equal at least 125% of its liabilities; and (ii) the corporation’s current assets must equal at least its current liabilities or, if the average of the corporation’s earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the corporation’s interest expense for such fiscal years, then the corporation’s current assets must equal at least 125% of its current liabilities.

Additionally, the Federal Reserve Board policy regarding dividends provides that a bank holding company should not pay cash dividends exceeding its net income or which can only be funded in ways that weaken the bank holding company’s financial health, such as by borrowing.

The FDIC and the California Department of Financial Institutions have authority to prohibit a bank from engaging in business practices that are considered to be unsafe or unsound. Depending upon the financial condition of a bank and upon other factors, the FDIC or California Department of Financial Institutions could assert that payments of dividends or other payments by a bank might be such an unsafe or unsound practice. The Federal Reserve Board has similar authority with respect to a bank holding company.

Stock Repurchase Program

In February 2006, Heritage Commerce Corp’s Board of Directors authorized the purchase of up to $10 million of its common stock, which represents approximately 455,000 shares, or 4%, of its outstanding shares at current market price. The share repurchase authorization is valid through June 30, 2007. Heritage Commerce Corp has and intends to continue to finance the repurchase of shares using its available cash. Shares may be repurchased by Heritage Commerce Corp in open market purchases or in privately negotiated transactions as permitted under applicable rules and regulations. The repurchase program may be modified, suspended or terminated by the Board of Directors at any time without notice. The extent to which Heritage Commerce Corp repurchases its shares and the timing of such repurchases will depend upon market conditions and other corporate considerations (including compliance with Heritage Commerce Corp’s “black out” trading policies). Heritage Commerce Corp will suspend repurchases of its shares during the period commencing with the mailing of this proxy statement prospectus and ending on the date of the Diablo Valley Bank shareholder meeting and also during the period in which Heritage Commerce Corp’s average closing price is used to determine the exchange ratio.

The following table provides information concerning Heritage Commerce Corp’s repurchase of its common stock during 2006.

As of and for year ended December 31, 2006
Total Shares Purchased	330,300
Average Per Share Price	$23.88
Number of Shares as Part of Announced Plan or Program	330,300
Maximum Amount Remaining for Purchase Under Plan or Program	$2,092,000

LEGAL MATTERS

The validity of the Heritage Commerce Corp common stock to be issued in connection with the merger will be passed upon for Heritage Commerce Corp by Buchalter Nemer, a professional corporation. Certain United States federal income tax consequences relating to the merger will also be passed upon for Heritage Commerce Corp by Buchalter Nemer, a professional corporation, and for Diablo Valley Bank by Bingham McCutchen LLP. Certain legal matters have been reviewed on behalf of Diablo Valley Bank by Bingham McCutchen LLP.

EXPERTS

The consolidated financial statements of Heritage Commerce Corp as of December 31, 2006 and 2005 and for the years then ended, and Heritage Commerce Corp management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, incorporated in this proxy statement/prospectus by reference from Heritage Commerce Corp’s Annual Report on Form 10-K for the year ended December 31, 2006, have been audited by Crowe Chizek and Company LLP, an independent registered public accounting firm, as stated in its report thereon, which is incorporated by reference, and have been incorporated in reliance upon the report of such firm given upon its authority as experts in accounting and auditing.

The 2004 consolidated financial statements of Heritage Commerce Corp in this proxy statement prospectus incorporated by reference from Heritage Commerce Corp’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference, and have been incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Diablo Valley Bank as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been included herein in reliance upon the reports of Perry-Smith LLP, independent public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

PROPOSAL 2—AUTHORITY TO ADJOURN THE SPECIAL MEETING

If at the special meeting of shareholders we deem it necessary or appropriate to adjourn the special meeting in order to solicit additional proxies on the merger, we intend to move to adjourn the special meeting. In that event, we will ask our shareholders to vote only upon the adjournment proposal, and we will defer the vote on the proposal regarding the approval of the merger.

In this proposal, we are asking you to authorize the holder of any proxy solicited by our Board to vote in favor of granting discretionary authority to the proxy or attorney-in-fact to adjourn the special meeting to another time and place as deemed necessary or appropriate for the purpose of soliciting additional proxies on the merger. If the shareholders approve the adjournment proposal, we could adjourn the special meeting and any adjourned session of the special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from shareholders that have previously voted. No proxy that is specifically marked “AGAINST” approval of the merger agreement will be voted in favor of the adjournment proposal unless it is specifically marked “FOR” the adjournment proposal.

Our Board recommends that you vote “FOR” the adjournment proposal.

OTHER MATTERS

Under the Diablo Valley Bank bylaws, business to be conducted at a special meeting of shareholders may only be brought before the meeting pursuant to a notice of meeting. Accordingly, no matters other than the matters described in this document will be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

Diablo Valley Bank will hold a 2007 annual meeting of shareholders only if the merger is not completed.

WHERE YOU CAN FIND MORE INFORMATION

Heritage Commerce Corp has filed with the SEC a registration statement under the Securities Act that registers the distribution to Diablo Valley Bank shareholders of the shares of Heritage Commerce Corp common stock to be issued in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Heritage Commerce Corp and Heritage Commerce Corp common stock. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this document.

You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like Heritage Commerce Corp, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Heritage Commerce Corp with the SEC are also available at Heritage Commerce Corp’s internet website. The address of the site is  www.heritagecommercecorp.com. We have included the web addresses of the SEC and Heritage Commerce Corp as inactive textual references only. Except as specifically incorporated by reference into this document, information on those websites is not part of this document.

The SEC allows Heritage Commerce Corp to incorporate by reference certain information in this document. This means that Heritage Commerce Corp can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Heritage Commerce Corp previously filed with the SEC. They contain important information about Heritage Commerce Corp and its financial condition.

Heritage Commerce Corp SEC Filings (SEC File No. 000-23877)	Period or Date Filed
Current Report on Form 8-K	February 2, 2007
Current Report on Form 8-K	February 9, 2007
Current Report on Form 8-K	February 27, 2007
Current Report on Form 8-K	March 5, 2007
Current Report on Form 8-K	March 26, 2007
Current Report on Form 8-K	April 25, 2007
Annual Report on Form 10-K	Year ended December 31, 2006
Annual Report on Form 10K/A	Year ended December 31, 2006

The description of Heritage Commerce Corp common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

In addition, Heritage Commerce Corp also incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, between the date of this document and the date of the Diablo Valley Bank special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Heritage Commerce Corp has supplied all information contained or incorporated by reference in this document relating to Heritage Commerce Corp, as well as all pro forma financial information, and Diablo Valley Bank has supplied all information relating to Diablo Valley Bank.

Documents incorporated by reference are available from Heritage Commerce Corp without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone at the following address:

Heritage Commerce Corp
150 Almaden Boulevard
San Jose, California  95113
Attention:  Corporate Secretary
Telephone:  (408) 947-6900

Diablo Valley Bank shareholders requesting documents should do so by May 31, 2007 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Heritage Commerce Corp, they will be mailed to you by first class mail, or another equally prompt means after receipt of your request.

Neither Heritage Commerce Corp nor Diablo Valley Bank has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this document or in any of the materials that have been incorporated in this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

This document contains a description of the representations and warranties that each of Heritage Commerce Corp and Diablo Valley Bank made to the other in the merger agreement. Representations and warranties made by Heritage Commerce Corp, Diablo Valley Bank and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding Diablo Valley Bank, Heritage Commerce Corp or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

INDEPENDENT AUDITOR'S REPORT

The Shareholders and
Board of Directors

Diablo Valley Bank

We have audited the accompanying balance sheet of Diablo Valley Bank (the "Bank") as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2006.  These financial statements are the responsibility of the Bank's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diablo Valley Bank as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, on February 8, 2007, the Bank entered into a definitive agreement to be acquired by Heritage Commerce Corp.  As discussed in Notes 2 and 11 to the financial statements, the Bank adopted Statement of Financial Accounting Standards No. 123(revised 2004), Share-Based Payment, on January 1, 2006.

/s/ PERRY-SMITH LLP
Sacramento, California
March 5, 2007

DIABLO VALLEY BANK
BALANCE SHEET
December 31, 2006 and 2005

	2006	2005
ASSETS
Cash and due from banks	$5,798,408	$4,320,552
Interest-bearing deposits in banks		3,450,000
Federal funds sold	27,715,000	20,570,000
Total cash and cash equivalents	33,513,408	28,340,552
Investment securities (Notes 3 and 7):
Available for sale, at fair value	2,237,751	7,123,328
Held to maturity, at amortized cost	6,496,717	7,492,530
Loans, less allowance for loan losses of $2,389,000 in 2006 and $1,925,000 in 2005 (Notes 4, 9 and 13)	197,023,301	144,143,421
Bank premises and equipment, net (Note 5)	5,759,683	3,756,991
Accrued interest receivable and other assets	4,197,379	1,834,827
Total assets	$249,228,239	$192,691,649
LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits:
Non-interest bearing	$45,708,671	$40,227,943
Interest bearing (Note 6)	178,506,627	125,309,206
Total deposits	224,215,298	165,537,149
Short-term borrowings (Note 7)		5,000,000
Accrued interest payable and other liabilities	949,436	405,653
Total liabilities	225,164,734	170,942,802
Commitments and contingencies (Note 9)
Shareholders’ equity (Note 10):
Series A preferred stock—no par value; liquidation preference—$32.00 per share; 10,000,000 shares authorized; 207,061 shares issued and outstanding in 2006 and 2005	6,512,703	6,512,703
Common stock—no par value; 20,000,000 shares authorized; issued and outstanding—2,502,146 in 2006 and 2,482,946 in 2005	17,155,199	16,564,538
Accumulated earnings (deficit)	404,711	(1,271,385)
Accumulated other comprehensive loss, net of tax (Notes 3 and 12)	(9,108)	(57,009)
Total shareholders’ equity	24,063,505	21,748,847
	$249,228,239	$192,691,649

The accompanying notes are an integral
part of these financial statements.

DIABLO VALLEY BANK
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Interest income:
Interest and fees on loans	$13,900,644	$8,445,062	2,690,134
Interest on Federal funds sold	1,112,662	568,204	168,559
Interest on deposits in banks	116,267	103,344	17,612
Interest on investment securities	429,661	434,783	335,106
Total interest income	15,559,234	9,551,393	3,211,411
Interest expense:
Interest on deposits (Note 6)	5,195,622	2,226,650	702,118
Interest on short-term borrowings (Note 7)	26,761	6,882	3,060
Total interest expense	5,222,383	2,233,532	705,178
Net interest income before provision for loan losses	10,336,851	7,317,861	2,506,233
Provision for loan losses (Note 4)	464,000	1,175,000	680,000
Net interest income after provision for loan losses	9,872,851	6,142,861	1,826,233
Non-interest income:
Other income	200,006	86,009	33,370
Non-interest expense:
Salaries and employee benefits (Notes 4 and 15)	4,129,808	2,863,775	2,266,435
Occupancy and equipment (Notes 5 and 9)	779,444	737,959	794,794
Other expenses (Note 14)	1,536,478	1,152,074	899,892
Total non-interest expense	6,445,730	4,753,808	3,961,121
Income (loss) before provision for income taxes	3,627,127	1,475,062	(2,101,518)
Provision (benefit) for income taxes (Note 8)	1,619,733	(878,147)	800
Net income (loss)	2,007,394	2,353,209	(2,102,318)
Preferred stock dividend	(331,298)	(165,649)
Income (loss) available to common shareholders	$1,676,096	$2,187,560	(2,102,318)
Basic income (loss) per common share	$0.67	$0.88	(.85)
Diluted income per common share	$0.62	$0.80	N/A
Weighted average number of shares outstanding—basic	2,491,488	2,480,320	2,475,293
Weighted average number of shares outstanding—diluted	2,721,758	2,749,927	N/A

The accompanying notes are an integral
part of these financial statements.

DIABLO VALLEY BANK
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Years Ended December 31, 2006, 2005 and 2004

						Accumulated
						Other
	Series A				Accumulated	Comprehensive	Total	Total
	Preferred Stock		Common Stock		Earnings	Income (Loss)	Shareholders	Comprehensive
	Shares	Amount	Shares	Amount	(Deficit)	Net of Taxes	Equity	Income (Loss)
Balance, January 1, 2004			2,474,996	$16,477,538	$(1,356,627)	$8,610	$15,129,521
Comprehensive loss:
Net loss					(2,102,318)		(2,102,318)	$(2,102,318)
Other comprehensive loss:
Net change in unrealized gains (losses) on available-for-sale investment securities (Note 12)						(81,693)	(81,693)	(81,693)
Total comprehensive loss								$(2,184,011)
Stock options exercised (Note 11)			1,500	10,000			10,000
Balance, December 31, 2004			2,476,496	16,487,538	(3,458,945)	(73,083)	12,955,510
Proceeds from sale of preferred stock, net of offering costs of $113,249 (Note 10)	207,061	$6,512,703					6,512,703
Comprehensive income:
Net income					2,353,209		2,353,209	$2,353,209
Other comprehensive income:
Net change in unrealized losses on available-for- sale investment securities (Note 12)						16,074	16,074	16,074
Total comprehensive income								$2,369,283
Preferred dividends paid—$.80 per share					(165,649)		(165,649)
Stock options exercised, including related tax benefits (Note 11)			6,450	77,000			77,000
Balance, December 31, 2005	207,061	6,512,703	2,482,946	16,564,538	(1,271,385)	(57,009)	21,748,847

(Continued)

DIABLO VALLEY BANK
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (Continued)
For the Years Ended December 31, 2006, 2005 and 2004

						Accumulated
						Other
	Series A				Accumulated	Comprehensive	Total	Total
	Preferred Stock		Common Stock		Earnings	Income (Loss)	Shareholders’	Comprehensive
	Shares	Amount	Shares	Amount	(Deficit)	Net of Taxes	Equity	Income (Loss)
Balance, December 31, 2005	207,061	$6,512,703	2,482,946	$16,564,538	$(1,271,385)	$(57,009)	$21,748,847
Comprehensive income:
Net income					2,007,394		2,007,394	$2,007,394
Other comprehensive income:
Net change in unrealized losses on available-for-sale investment securities (Note 12)						47,901	47,901	47,901
Total comprehensive income								$2,055,295
Preferred dividends paid— $1.60 per share					(331,298)		(331,298)
Stock-based compensation expense (Notes 2 and 11)				403,461			403,461
Stock options exercised, including related tax benefits (Note 11)			19,200	187,200			187,200
Balance, December 31, 2006	207,061	$6,512,703	2,502,146	$17,155,199	$404,711	$(9,108)	$24,063,505

	2006	2005	2004
Disclosure of reclassification amount, net of taxes (Note 12):
Unrealized holding gains (losses) arising during the year	$36,382	$16,074	$(80,707)
Less: reclassification adjustment for net gains (losses) included in net income	(11,519)		986
Net change in unrealized gains	$47,901	$16,074	$(81,693)

The accompanying notes are an integral
part of these financial statements.

DIABLO VALLEY BANK
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from operating activities:
Net income (loss)	$2,007,394	$2,353,209	$(2,102,318)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Provision for loan losses	464,000	1,175,000	680,000
Tax benefit from exercise of stock options	(37,600)	(34,000)
Stock-based compensation	403,461
Deferred tax provision (benefit)	(339,000)	553,000	(862,000)
FHLB stock dividend	(8,500)
Increase in cash surrender value of life insurance	(7,233)
Change in valuation allowance on deferred tax asset		(1,486,000)	862,000
Depreciation, amortization and accretion	223,227	363,226	546,074
Increase in deferred loan origination fees, net	125,693	67,214	224,154
Loss (gain) on sale of investment securities, net	19,524		(986)
Increase in accrued interest receivable and other assets	(421,554)	(253,247)	(248,349)
Increase in accrued interest payable and other liabilities	581,382	230,073	195,563
Net cash provided by (used in) operating activities	3,010,794	2,968,475	(705,862)
Cash flows from investing activities:
Proceeds from the sale of available-for-sale investment securities	750,085		2,956,686
Proceeds from matured and called available-for-sale investment securities	4,185,000	4,340,000	4,140,000
Proceeds from matured and called held-to-maturity investment securities	1,000,000	1,500,000	1,375,000
Purchases of available-for-sale investment securities		(1,954,170)	(15,521,221)
Purchases of held-to-maturity investment securities		(4,990,838)	(3,991,695)
Net increase in loans	(53,469,573)	(53,049,264)	(86,322,968)
Purchase of Federal Home Loan Bank stock	(613,700)
Purchase of bank-owned life insurance policies	(1,000,000)
Purchases of premises and equipment	(2,224,192)	(304,952)	(3,174,505)
Proceeds from sale of premises and equipment	39,168		10,284
Purchases of software	(38,777)
Net cash used in investing activities	(51,371,989)	(54,459,224)	(100,528,419)

(Continued)

DIABLO VALLEY BANK
STATEMENT OF CASH FLOWS (Continued)
For the Years Ended December 31, 2006, 2005 and 2004

	2006	2005	2004
Cash flows from financing activities:
Net increase in deposits	58,678,149	57,483,326	81,714,794
Net proceeds from sale of preferred stock		6,512,703
Payment of dividends on preferred stock	(331,298)	(165,649)
(Decrease) increase in short-term borrowings	(5,000,000)		5,000,000
Proceeds from exercise of stock options	149,600	43,000	10,000
Tax benefit from exercise of stock options	37,600	34,000
Net cash provided by financing activities	53,534,051	63,907,380	86,724,794
Net change in cash and cash equivalents	5,172,856	12,416,631	(14,509,487)
Cash and cash equivalents at beginning of period	28,340,552	15,923,921	30,433,408
Cash and cash equivalents at end of period	$33,513,408	$28,340,552	$15,923,921
Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest expense	$4,754,015	$2,172,312	$692,802
Income taxes	$1,935,000	$	$
Non-cash investing activities:
Net change in unrealized loss on available-for-sale investment securities	$81,188	$23,542	$(81,693)

The accompanying notes are an integral
part of these financial statements.

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS

1.   BUSINESS OF THE BANK

General

On December 19, 2002, the organizers of Diablo Valley Bank (the “Bank”) filed an application with the Federal Deposit Insurance Corporation. The application was approved on May 23, 2003 and the Bank opened for business on October 20, 2003. The Bank provides products and services to customers who are predominately small and middle-market businesses, professionals and individuals residing in Danville, Pleasanton and the surrounding communities.

Subsequent Event—Pending Merger

On February 8, 2007, the Bank and Heritage Commerce Corp (Heritage) entered into a definitive agreement for Heritage to acquire the Bank in a stock and cash-for-stock merger. The transaction is expected to be completed by mid-year 2007.

Under the terms of the agreement, the Bank’s shareholders can elect to receive shares of Heritage common stock or cash for their shares of the Bank’s common stock, subject to certain limitations. The exchange ratio (number of Heritage shares to be exchanged for each Diablo Valley Bank share) will be based on Heritage’s average share price for each of the 20 consecutive trading days ending on the fifth trading day immediately before the closing date of the transaction (Heritage Closing Price).

The per share consideration will float within a band of $23.00 to $25.00 if the Heritage Closing Price is between $24.55 and $27.44. If the Heritage Closing Price is above $27.44, the per share consideration will be increased to reflect one third of the increase in value of Heritage stock issued above $27.44. If the Heritage Closing Price is below $24.55 the aggregate amount of cash paid in the transaction will be increased sufficiently to maintain the per share consideration at $23.00. Heritage has the right to terminate the transaction if the Heritage Closing Price is less than $23.50.

The agreement contemplates that all Diablo Valley Bank options outstanding at closing will be cancelled and converted into the right to receive a lump sum cash payment equal to the intrinsic value of the options based on the per share consideration. In addition, the Bank’s Series A Preferred Stock will be redeemed in full at $32.00 per share prior to closing.

The completion of the merger is subject to various customary conditions, including receipt of requisite governmental approvals and the approval of our shareholders.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of the Bank conform with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain reclassifications have been made to prior years’ balances to conform to classifications used in 2006.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and due from banks, interest-bearing deposits in banks and Federal funds sold. Generally, interest-bearing deposits in banks are available on demand and Federal funds are sold for one day periods.

Investment Securities

Investment securities are classified into the following categories:

•       Available-for-sale securities, reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of taxes, as accumulated other comprehensive income (loss) within shareholders’ equity.

•       Held-to-maturity securities, which management has the positive intent and ability to hold to maturity, are reported at amortized cost and adjusted for the accretion of discounts and amortization of premiums.

Management determines the appropriate classification of its investments at the time of purchase and may only change the classification in certain limited circumstances. All transfers between categories are accounted for at fair value. There were no transfers between categories in 2006, 2005 or 2004.

Gains and losses on the sale of securities are computed using the specific identification method. Interest earned on investment securities is reported in interest income, net of applicable adjustments for accretion of discounts and amortization of premiums.

Investment securities are evaluated for impairment at least quarterly, and more frequently when economic or market conditions warrant such an evaluation to determine whether a decline in their value is other than temporary. Management utilizes criteria such as the magnitude and duration of the decline and the intent and ability of the Bank to retain its investment in the issues for a period of time sufficient to allow for an anticipated recovery in fair value, in addition to the reasons underlying the decline, to determine whether the loss in value is other than temporary. The term “other than temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value is not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Loans

Loans are stated at principal balances outstanding. Interest is accrued daily based upon outstanding loan balances. However, when, in the opinion of management, loans are considered to be impaired and the future collectibility of interest and principal is in serious doubt, loans are placed on nonaccrual status and

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the accrual of interest income is suspended. Any interest accrued but unpaid is charged against income. Payments received are applied to reduce principal to the extent necessary to ensure collection. Subsequent payments on these loans, or payments received on nonaccrual loans for which the ultimate collectibility of principal is not in doubt, are applied first to earned but unpaid interest and then to principal.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due (including both principal and interest) in accordance with the contractual terms of the loan agreement. An impaired loan is measured based on the present value of expected future cash flows discounted at the loan’s effective rate or, as a practical matter, at the loan’s observable market price or the fair value of collateral if the loan is collateral dependent.

Substantially all loan origination fees, commitment fees, direct loan origination costs and purchase premiums and discounts on loans are deferred and recognized as an adjustment of yield, to be amortized to interest income over the contractual term of the loan. The unamortized balance of deferred fees and costs is reported as a component of net loans.

Allowance for Loan Losses

The allowance for loan losses is maintained to provide for losses related to impaired loans and other losses that can be expected to occur in the normal course of business. The determination of the allowance is based on estimates made by management, to include consideration of the character of the loan portfolio, specifically identified problem loans, potential losses inherent in the portfolio taken as a whole and economic conditions in the Bank’s service area.

Classified loans and loans determined to be impaired are evaluated by management for specific risk of loss. In addition, reserve factors are assigned to currently performing loans based on management’s assessment of the following for each identified loan type: (1) inherent credit risk, (2) historical losses and, (3) where the Bank has not experienced losses, the loss experience of peer banks. These estimates are particularly susceptible to changes in the economic environment and market conditions.

The Director’s Loan Committee reviews the adequacy of the allowance for loan losses at least quarterly, to include consideration of the relative risks in the portfolio, current economic conditions and other factors. The allowance is adjusted based on that review if, in the judgment of the Director’s Loan Committee and management, changes are warranted.

The allowance is established through a provision for loan losses which is charged to expense. Additions to the allowance are expected to maintain the adequacy of the total allowance after credit losses and loan growth. The allowance for loan losses at December 31, 2006 and 2005 reflects management’s estimate of probable losses in the portfolio.

Bank Premises and Equipment

Bank premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets. The useful lives of furniture, fixtures and equipment are estimated to be three to five years. Leasehold improvements are amortized over the life of the asset or the term of the related lease, whichever is shorter. When assets are sold or otherwise disposed of, the cost and related accumulated depreciation or amortization are removed from the accounts, and any resulting gain or loss is recognized in

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

income for the period. The cost of maintenance and repairs is charged to expense as incurred. Management evaluates premises and equipment for financial impairment of events as changes in circumstances indicate that the carrying amount of such assets may not be fully recoverable.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between reported amounts of assets and liabilities and their tax basis. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. A valuation allowance is recognized if, based on the weight of available evidence, management believes it is more likely than not that some portion or all of the deferred tax asset will not be realized. On the balance sheet, net deferred tax assets are included in accrued interest receivable and other assets.

Earnings (Loss) Per Share

Basic earnings (loss) per share (EPS), which excludes dilution, is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as stock options and convertible preferred stock, result in the issuance of common stock which shares in the earnings (losses) of the Bank. The treasury stock method is applied to determine the dilutive effect of stock options and the if-converted method is applied to determine the dilutive effect of convertible preferred stock in computing diluted EPS. Convertible preferred stock is antidilutive whenever the amount of the dividend declared in or accumulated for the current period per common share obtainable on conversion exceeds basic EPS. Diluted EPS is not presented when a net loss occurs because the conversion of potential common stock is antidilutive.

In 2006 and 2005, the convertible preferred stock was antidilutive and therefore both basic EPS and diluted EPS were based on net income available to common shareholders. Furthermore, the change in the weighted average shares outstanding used in the computation of diluted EPS in 2006 and 2005 results solely from the effect of outstanding stock options.

Stock-Based Compensation

At December 31, 2006, the Bank had one stock-based compensation plan, the Diablo Valley Bank Stock Option Plan, which is described more fully in Note 11.

Effective January 1, 2006, the Bank adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (SFAS 123(R)), using the modified prospective transition method, which requires recognizing expense for options granted prior to the adoption date equal to fair value of the unvested amounts over their remaining vesting period, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock Based Compensation, and compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair values estimated in accordance with the provisions of SFAS 123(R). Prior to January 1, 2006, the Bank accounted for these plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations (“APB 25”). No stock-based compensation cost is reflected in net income prior to January 1, 2006, as all options granted under these

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

plans had an exercise price equal to the market value of the underlying common stock on the date of the grant.

SFAS 123(R) requires the cash flows from tax benefits that result from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as a cash flow from financing activities in the statement of cash flows.

In December 2005, the Bank accelerated the vesting of all previously unvested stock options granted to outside directors. The pro forma net earnings and earnings per share information for the year ended December 31, 2005, presented in the following table, reflects the acceleration. No stock-based compensation cost is reflected in net income as a result of the acceleration of the vesting as it is expected that the directors whose options were accelerated will remain with the Bank through the original vesting period.

The following table illustrates the pro forma effect on net income and earnings per share as if the Bank had applied the fair value recognition provisions of SFAS 123 to options granted under the Bank’s stock option plans in all periods presented.

	2005	2004
Net income (loss) available to common shareholders, as reported	$2,187,560	$(2,102,318)
Deduct: Total stock-based compensation expense determined under the fair value based method for all awards, net of related tax effects	(853,000)	(218,000)
Pro forma net income (loss)	$1,334,560	$(2,320,318)
Basic income (loss) per common share—as reported	$0.88	$(0.85)
Basic income (loss) per common share—pro forma	$0.54	$(0.94)
Diluted income per common share—as reported	$0.80	N/A
Diluted income per common share—pro forma	$0.49	N/A

The Bank estimates the fair value of options on the date of grant using a Black-Scholes option pricing model that uses assumptions based on expected option life, expected stock volatility and the risk-free interest rate. The “simplified” method described in Securities and Exchange Commission Staff Accounting Bulletin No. 107 was used to determine the expected term of the Bank’s options in 2006 and 2005. Previously, management had estimated the expected term based upon expected exercise habits. Expected stock volatility is based on the historical volatility of the average volatility of the common stock of selected members of a peer group of financial institutions. The risk-free rate is based on the U.S. Treasury yield curve and the expected term of the options.

The fair value of each option was estimated on the date of grant using the following assumptions:

	2006	2005	2004
Expected volatility	23.65% to 24.19%	23.96% to 24.45%	21.80% to 23.69%
Risk-free interest rate	4.34% to 5.11%	3.92% to 4.41%	3.58 to 4.34
Expected option life	6.5 years	6 to 6.5 years	6.5 years
Dividend yield	N/A	N/A	N/A

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income (Loss)

Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income or loss that historically has not been recognized in the calculation of net income or loss. Unrealized gains and losses on the Bank’s available-for-sale investment securities are included in other comprehensive income or loss, adjusted for realized gains or losses included in net income or loss. Total comprehensive income (loss) and the components of accumulated other comprehensive income (loss) are presented in the statement of changes in shareholders’ equity.

Impact of New Financial Accounting Standard

Accounting for Uncertainty in Income Taxes

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The Bank presently recognizes income tax positions based on management’s estimate of whether it is reasonably possible that a liability has been incurred for unrecognized income tax benefits by applying FASB Statement No. 5, Accounting for Contingencies. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. If there are changes in net assets as a result of the application of FIN 48, these will be accounted for as an adjustment to the opening balance of retained earnings. Management will adopt FIN 48 in the first quarter of 2007 and does not expect the adoption to have a material impact on the Bank’s financial position or results of operations.

3.   INVESTMENT SECURITIES

Available-for-Sale

The amortized cost and estimated fair value of available-for-sale investment securities at December 31, 2006 and 2005 consisted of the following:

2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Debt securities:
U.S. Government agencies	$2,253,187	$—	$(15,436)	$2,237,751

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

3.   INVESTMENT SECURITIES (Continued)

	2005
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Debt securities:
U.S. Government agencies	$4,242,067		$(50,293)	$4,191,774
Obligations of states and political subdivisions	1,445,621		(21,494)	1,424,127
Corporate bonds	1,532,265		(24,838)	1,507,427
	$7,219,953	$—	$(96,625)	$7,123,328

Net unrealized losses, net of tax benefits of $6,329 on available-for-sale investment securities totaling $9,108 were recorded as accumulated other comprehensive loss within shareholders’ equity at December 31, 2006. Proceeds and gross realized losses from sales or calls of available-for-sale investment securities totaled $750,085 and $(19,524), respectively, for the year ended December 31, 2006.

Net unrealized losses, net of tax benefits of $39,616 on available-for-sale investment securities totaling $57,009 were recorded as accumulated other comprehensive loss within shareholders’ equity at December 31, 2005. There were no sales or transfers of available-for-sale investment securities for the year ended December 31, 2005.

Held-to-Maturity

	2006
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Debt securities:
U.S. Government agencies	$4,996,734		$(48,920)	$4,947,814
Obligations of states and political subdivisions	1,499,983		(16,064)	1,483,919
	$6,496,717	$—	$(64,984)	$6,431,733

	2005
		Gross	Gross	Estimated
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
Debt securities:
U.S. Government agencies	$5,992,743		$(68,369)	$5,924,374
Obligations of states and political subdivisions	1,499,787		(39,891)	1,459,896
	$7,492,530	$—	$(108,260)	$7,384,270

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

3.   INVESTMENT SECURITIES (Continued)

The following table shows the gross unrealized losses and fair value of the Bank’s investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2006:

	Less than 12 Months		12 Months or More		Total
	Estimated		Estimated		Estimated
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Debt securities:
U.S. Government agencies	$	$	$7,185,564	$(64,356)	$7,185,564	$(64,356)
Obligations of states and political sub-divisions			1,483,920	(16,064)	1,483,920	(16,064)
Corporate bonds
	$	$	$8,669,484	$(80,420)	$8,669,484	$(80,420)

The following table shows the gross unrealized losses and fair value of the Bank’s investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005:

	Less than 12 Months		12 Months or More		Total
	Estimated		Estimated		Estimated
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
Debt securities:
U.S. Government agencies	$6,880,313	$(77,522)	$3,235,837	$(41,139)	$10,116,150	$(118,662)
Obligations of states and political sub-divisions			2,884,021	(61,386)	2,884,021	(61,385)
Corporate bonds			1,507,427	(24,838)	1,507,427	(24,838)
	$6,880,313	$(77,522)	$7,627,285	$(127,363)	$14,507,598	$(204,885)

U.S. Government Agencies

At December 31, 2006, the Bank held 7 U.S. Government agency securities of which none were in a loss position for less than twelve months and 7 were in a loss position and had been in a loss position for twelve months or more. The unrealized losses on the Bank’s investments in direct obligations of U.S. government agencies were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized costs of the investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Bank’s has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, management does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

Obligations of States and Political Subdivision

At December 31, 2006, the Bank held 3 obligations of states and political subdivision securities of which none were in a loss position for less than twelve months and 3 were in a loss position and had been in a loss position for twelve months or more. The unrealized losses on the Bank’s investments in

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

3.   INVESTMENT SECURITIES (Continued)

obligations of states and political subdivision securities were caused by interest rate increases. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Bank has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, management does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

The amortized cost and estimated fair value of investment securities at December 31, 2006 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity
		Estimated		Estimated
	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value
Less than one year	$1,993,813	$1,985,329	$5,497,808	$5,446,420
After one year through five years	259,374	252,422	998,909	985,313
	$2,253,187	$2,237,751	$6,496,717	$6,431,733

Investment securities with amortized costs of $8,249,920 and estimated fair values of $8,170,659 were pledged to secure State Treasury funds on deposit at December 31, 2006.

4.   LOANS AND ALLOWANCE FOR LOAN LOSSES

Outstanding loans are summarized below:

	December 31,
	2006	2005
Commercial	$62,574,821	$52,002,226
Real estate—commercial	66,266,852	44,269,817
Real estate—construction	44,808,091	26,737,191
Land development	20,206,922	17,402,030
Consumer and other	6,001,520	5,977,369
	199,858,206	146,388,633
Deferred loan origination fees, net	(445,905)	(320,212)
Allowance for loan losses	(2,389,000)	(1,925,000)
	$197,023,301	$144,143,421

Changes in the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004 consisted solely of the provision for loan losses of $464,000, $1,175,000, and $680,000 respectively.

For the years ended December 31, 2006 and 2005, the Bank had no impaired loans. At December 31, 2006, the Bank had one loan on nonaccrual status in the amount of $157,000. There were no loans on nonaccrual status at December 31, 2005. Interest forgone on nonaccrual loans was not significant for the years ended December 31, 2006, 2005 and 2004. For the years ended December 31, 2006, 2005 and 2004 the Bank had no losses charged to the allowance. Salaries and employee benefits totaling $433,079, $367,290, and $339,114 were deferred as loan origination costs for the years ended December 31, 2006, 2005 and 2004, respectively.

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

5.   BANK PREMISES AND EQUIPMENT

Bank premises and equipment consisted of the following:

	December 31,
	2006	2005
Land	$2,770,170	$2,769,569
Furniture, fixtures and equipment	803,925	746,278
Leasehold improvements	498,505	498,505
Construction in process	2,302,743	175,968
	6,375,343	4,190,320
Less accumulated depreciation and amortization	(615,660)	(433,329)
	$5,759,683	$3,756,991

Depreciation included in occupancy and equipment expense totaled $182,332, $191,156, and $245,710 for the years ended December 31, 2006, 2005 and 2004 respectively.

6.   INTEREST-BEARING DEPOSITS

Interest-bearing deposits consisted of the following:

	December 31,
	2006	2005
Savings	$2,379,956	$4,637,556
Money market	98,599,555	90,017,847
Interest-bearing checking accounts	15,957,811	9,367,018
Time, $100,000 or more	57,941,323	19,327,374
Other time	3,627,982	1,959,411
	$178,506,627	$125,309,206

Aggregate annual maturities of time deposits are as follows:

Year Ending December 31,
2007	$61,299,805
2008	228,288
2009	41,212
$61,569,305

To facilitate its loan growth during the second quarter of 2006, the Bank entered into an arrangement with one of its correspondent banks to acquire brokered time deposits, which totaled $15,599,000 at December 31, 2006 and will mature during the first six months of 2007. The Bank also acquired other time deposits during 2006 either directly or through other financial institutions, which totaled $3,344,000 as of December 31, 2006 and generally mature within six months of their inception.

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

6.   INTEREST-BEARING DEPOSITS (Continued)

Interest expense recognized on interest-bearing deposits for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	December 31,
	2006	2005	2004
Savings	$31,925	$36,209	$40,253
Money market	3,248,683	1,547,565	508,997
Interest-bearing checking accounts	79,255	24,982	49,304
Time, $100,000 or more	1,720,408	554,260	90,984
Other time	115,351	63,634	12,580
	$5,195,622	$2,226,650	$702,118

7.   SHORT-TERM BORROWING ARRANGEMENTS

The Bank has $10,000,000 in unsecured borrowing arrangements with two of its correspondent banks. There were no short-term borrowings outstanding under these arrangements at December 31, 2006 and 2005.

In a separate agreement, the Bank can borrow up to the total market value of securities pledged to a correspondent bank under a repurchase agreement. At December 31, 2005, investment securities with amortized costs totaling $5,131,700 and estimated fair values totaling $5,065,600 were pledged to the correspondent bank under this agreement. There were no securities pledged in 2006. At December 31, 2005, short-term advances totaled $5,000,000 bearing a fixed interest rate of 4.56% and maturing on January 5, 2006, respectively. There were no borrowings outstanding under this agreement at December 31, 2006.

8.   INCOME TAXES

The provision for income taxes for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	Federal	State	Total
2006
Current	$1,531,733	$427,000	$1,958,733
Deferred	(274,000)	(65,000)	(339,000)
Provision for income taxes	$1,257,733	$362,000	$1,619,733
2005
Current	$41,053	$13,800	$54,853
Deferred	410,000	143,000	553,000
Decrease in valuation allowance	(1,095,000)	(391,000)	(1,486,000)
Benefit for income taxes	$(643,947)	$(234,200)	$(878,147)
2004
Current		$800	$800
Deferred	$(635,000)	(227,000)	(862,000)
Increase in valuation allowance	635,000	227,000	862,000
Provision for income taxes	$—	$800	$800

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

8.   INCOME TAXES (Continued)

The Bank’s reported amount of income tax expense differs from federal statutory rates due principally to California franchise taxes and the decrease in the valuation allowance on its deferred tax assets.

Deferred tax assets (liabilities) at December 31, 2006 and 2005 consisted of the following:

	2006	2005
Deferred tax assets:
Net operating losses and other credits		$53,000
Allowance for loan losses	$939,000	755,000
Organization costs	128,000	201,000
Bank premises and equipment		27,000
Stock-based compensation	56,000
Future benefit of State deferred tax liabilities	59,000
Accrual to cash conversion	218,000
Unrealized loss on available-for-sale investment securities	6,532	39,616
Total deferred tax assets	1,406,352	1,075,616
Deferred tax liabilities:
Accrual to cash conversion		(36,000)
FHLB dividends	(2,000)
Deferred loan costs	(123,000)
Future liability of State deferred tax asset		(80,000)
Bank premises and equipment	(16,000)
Total deferred tax liabilities	(141,000)	(116,000)
Net deferred tax asset	$1,265,352	$959,616

A valuation allowance is provided to reduce deferred tax assets to a level which, more likely than not, will be realized. Due to the initial losses recognized during the first 14 months of operations, a valuation allowance was recorded for the Bank’s net deferred tax asset at December 31, 2004. Due to the Bank becoming profitable in the year ended December 31, 2005, management determined that it was more likely than not that the net deferred tax assets at December 31, 2005 will be realized, and eliminated the valuation allowance as of December 31, 2005.

9.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Bank leases one branch office under a noncancelable operating lease. The Bank also leases office space for its finance department. This lease is cancelable upon 30 days notice. These leases expire on various dates through 2010 and have various renewal options ranging from five to seven years.

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

9.   COMMITMENTS AND CONTINGENCIES (Continued)

Future minimum lease payments are as follows:

Year Ending December 31,
2007	$214,385
2008	180,692
2009	186,113
2010	158,952
$740,142

Rental expense included in occupancy and equipment expense totaled $352,566, $329,248 and $305,012 for the years ended December 31, 2006, 2005 and 2004, respectively.

Financial Instruments With Off-Balance-Sheet Risk

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business in order to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments consist of commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized on the balance sheet.

The Bank’s exposure to credit loss in the event of nonperformance by the other party for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and letters of credit as it does for loans included on the balance sheet.

The following financial instruments represent off-balance-sheet credit risk:

	December 31,
	2006	2005
Commitments to extend credit	$89,619,000	$70,080,000
Letters of credit	$1,565,000	$1,322,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, inventory, and deeds of trust on residential real estate and income-producing commercial properties.

Letters of credit are conditional commitments issued to guarantee the performance or financial obligation of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The fair value of the liability related to these letters of credit, which represent the fees received for issuing the guarantees, was not significant at

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

9.   COMMITMENTS AND CONTINGENCIES (Continued)

December 31, 2006 and 2005. The Bank recognizes these fees as revenues over the term of the commitment or when the commitment is used.

At December 31, 2006, commercial loan commitments represent approximately 47% of total commitments and are generally secured by accounts receivable and inventory. Real estate construction loan commitments represent approximately 47% of total commitments and are generally secured by property with a loan-to-value ratio not to exceed 80%. Letters of credit and lines of credit represent the remaining 6% of total commitments. In addition, the majority of the Bank’s loan commitments have variable interest rates.

Significant Concentrations of Credit Risk

The Bank grants real estate mortgage, real estate construction, commercial and consumer loans to customers in Danville, Pleasanton and the surrounding communities. Although the Bank has a diversified loan portfolio, a substantial portion of its portfolio is secured by real estate.

As of December 31, 2006, in management’s judgment, a concentration existed in real estate loans. At that date, approximately 72% of total loans were secured by real estate, with commercial real estate representing 26%, real estate construction loans representing 23%, residential real estate representing 13% and land development loans representing 10%.

Although management believes the loans within this concentration have no more risk than the normal risk of collectibility, a substantial decline in the performance of the economy in general or a decline in real estate values in the Bank’s primary market area, in particular, could have an adverse impact on collectibility, increase the level of real estate related nonperforming loans, or have other adverse effects which alone or in the aggregate could have a material adverse effect on the financial condition of the Bank.

Correspondent Banking Agreements

The Bank maintains funds on deposit with other federally insured financial institutions under correspondent banking agreements. Uninsured deposits totaled approximately $2,763,000 at December 31, 2006.

10.   SHAREHOLDERS’ EQUITY

Series A Preferred Stock

In June 2005, the Bank completed an offering of 207,061 shares of its Noncumulative Perpetual Convertible Series A Preferred Stock, no par value, at a price of $32 per share. Net proceeds to the Bank after offering costs of $113,249 were $6,512,703 and are being used for general banking purposes. Dividends are payable quarterly, when, as and if declared at a rate of 5% per annum, or $1.60 per annum per share. Dividends are non-cumulative and are payable if, when and as authorized by the Board of Directors and subject to approval by the California Department of Financial Institutions. The preferred shares have a liquidation preference of $32 per share plus declared and unpaid dividends for the then-current dividend period, if any. The Series A Preferred Stock is convertible at an initial ratio of 1:1 into the Bank’s common stock. The conversion ratio is subject to antidilution adjustments upon the occurrence of certain events. Furthermore, the Series A Preferred Stock has voting rights only under certain limited circumstances.

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

10.   SHAREHOLDERS’ EQUITY (Continued)

Dividends

Upon declaration by the Board of Directors, all shareholders of record will be entitled to receive dividends. The California Financial Code restricts the total dividend payment of any state banking association in any calendar year to the lesser of (1) the bank’s retained earnings or (2) the bank’s net income for its last three fiscal years, less distributions made to shareholders during the same three-year period. At December 31, 2006, retained earnings of $404,711 were free of such restrictions.

Regulatory Capital

The Bank is subject to certain regulatory capital requirements administered by the FDIC. Failure to meet these minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets and of Tier 1 capital to average assets. Each of these components is defined in the regulations. Management believes that the Bank meets all its capital adequacy requirements as of December 31, 2006 and 2005.

To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth below.

	2006		2005
	Amount	Ratio	Amount	Ratio
Leverage Ratio
Diablo Valley Bank	$23,649,000	9.7%	$21,732,000	11.4%
Minimum requirement for “Well-Capitalized” institution	$12,138,400	5.0%	$9,577,000	5.0%
Minimum regulatory requirement	$9,711,000	4.0%	$7,662,000	4.0%
Tier 1 Risk-Based Capital Ratio
Diablo Valley Bank	$23,649,000	10.6%	$21,732,000	13.1%
Minimum requirement for “Well-Capitalized” institution	$13,453,000	6.0%	$9,953,000	6.0%
Minimum regulatory requirement	$8,968,000	4.0%	$6,636,000	4.0%
Total Risk-Based Capital Ratio
Diablo Valley Bank	$26,078,000	11.6%	$23,657,000	14.3%
Minimum requirement for “Well-Capitalized” institution	$22,421,000	10.0%	$16,589,000	10.0%
Minimum regulatory requirement	$17,937,000	8.0%	$13,271,000	8.0%

DIABLO VALLEY BANK
NOTES TO FINANCIAL STATEMENTS (Continued)

11.   STOCK-BASED COMPENSATION

Under the Diablo Valley Bank Stock Option Plan (the “Plan”), 715,350 shares of common stock are reserved for issuance to employees and Directors under incentive and nonstatutory agreements of which 68,225 shares remain available to be granted in future periods. The Plan requires that the option price may not be less than the market value of the stock at the date the option is granted, and that the stock must be paid for in full at the time the option is exercised. All options expire on a date determined by the Board of Directors, but not later than ten years from the date of grant. Upon grant, options vest ratably over a three to five year period.

A summary of the combined activity of the Plans for the years ended December 31, 2006, 2005 and 2004 follows:

			Weighted
		Weighted	Average
	Number of	Average	Remaining	Aggregate
	Stock Options	Exercise	Contractual	Intrinsic
	Outstanding	Price	Term (Years)	Value
	(dollars in thousands, except per share amounts)
Options outstanding at January 1, 2004	390,750	$6.86
Options granted	63,000	$11.32
Options exercised	(1,500)	$6.67
Options cancelled	(15,000)	$6.67
Options outstanding at December 31, 2004	437,250	$7.51
Options granted	220,825	$20.25
Options exercised	(6,450)	$6.67
Options cancelled	(6,750)	$6.67
Options outstanding at December 31, 2005	644,875	$11.89
Options granted	47,000	$20.67
Options exercised	(19,200)	$7.79
Options canceled	(25,550)	$13.89
Options outstanding at December 31, 2006	647,125	$12.57	7.6	$5,816,000
Options vested or expected to vest at December 31, 2006	641,835	$12.57	7.4	$5,768,000
Options exercisable at December 31, 2006	449,472	$11.49	7.4	$4,524,000

The weighted-average grant-date fair value of options granted during 2006, 2005 and 2004 was $7.56, $7.23 and $4.11, respectively.

The total intrinsic value of options exercised in the years ended December 31, 2006, 2005 and 2004 was $249,557, $82,331 and $9,240, respectively.

Cash received from options exercised for the years ended December 31, 2006, 2005 and 2004 was $149,600, $43,000 and $10,000, respectively. The actual tax benefit realized for the tax deductions from options exercised totaled $37,600, $34,000 and $0 for the years ended December 31, 2006, 2005 and 2004, respectively.

DIABLO VALLEY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

12.   COMPREHENSIVE INCOME

As of December 31, 2006, there was $943,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. The cost is expected to be recognized over a weighted average period of 1.5 years. The total fair value of options vested was $403,000 for the year ended December 31, 2006.

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of other comprehensive income (loss) that historically has not been recognized in the calculation of net income. The Bank’s only source of other comprehensive income (loss) is unrealized gains and losses on the Bank’s available-for-sale investment securities. Total comprehensive income and the components of accumulated other comprehensive income (loss) are presented in the statement of changes in shareholders’ equity.

The components of other comprehensive income (loss) for the years ended December 31, 2006, 2005 and 2004 are shown below:

	Before Tax	Tax Benefit (Expense)	After Tax
		(In thousands)
For the Year Ended December 31, 2006
Other comprehensive income:
Unrealized holding gains	$61,664	$(25,282)	$36,382
Less reclassification adjustment for net losses included in net income	(19,524)	8,005	(11,519)
Total other comprehensive income	$81,188	$(33,287)	$47,901
For the Year Ended December 31, 2005
Other comprehensive income:
Unrealized holding gains	$23,542	$(7,468)	$16,074
For the Year Ended December 31, 2004
Other comprehensive loss:
Unrealized holding losses	$(80,707)		$(80,707)
Less reclassification adjustment for net gains included in net income	986		986
Total other comprehensive loss	$(81,693)	$—	$(81,693)

DIABLO VALLEY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

13.   RELATED PARTY TRANSACTIONS

During the normal course of business, the Bank enters into transactions with related parties, including Directors and executive officers. These transactions include borrowings from the Bank with substantially the same terms, including rates and collateral, as loans to unrelated parties. The following is a summary of the aggregate activity involving related party borrowers during 2006:

Balance, January 1, 2006	$1,814,637
Disbursements	4,111,964
Amounts repaid	(45,415)
Balance, December 31, 2006	$5,881,186
Undisbursed commitments to related parties,
December 31, 2006	$4,422,886

14.   OTHER EXPENSES

Other expenses for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	2006	2005	2004
Data processing	$391,505	$315,989	$102,318
Professional fees	186,266	182,744	235,832
Advertising and promotion	81,551	83,780	82,214
Communication	92,578	78,505	69,299
Insurance	64,666	61,109	60,189
Stationery and supplies	58,975	51,745	74,752
Other	660,937	378,202	275,288
	$1,536,478	$1,152,074	$899,892

15.   EMPLOYEE RETIREMENT PLAN

In May 2004, the Board of Directors adopted a 401(k) Savings Plan. The Plan is available to all employees meeting certain age and length of service requirements. Under the plan, employees can defer a percentage of their annual compensation and the Bank may make discretionary contributions in amounts to be determined by the Board of Directors and allocated under a formula established by the plan. Employer contributions vest at a rate of 20% per year over a five-year period commencing with either the second or third year of service depending on the contribution type. For the year ended December 31, 2006, the Bank made a matching contribution in the amount of $14,371. The Bank did not make any contribution to the plan for the years ended December 31, 2005 or 2004.

16.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair values are disclosed for financial instruments for which it is practicable to estimate fair value. These estimates are made as of a specific point in time based on relevant market data and information about the financial instruments. These estimates do not reflect any premium or discount that could result from offering the Bank’s entire holdings of a particular financial instrument for sale at one

DIABLO VALLEY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

16.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

time, nor do they attempt to estimate the value of anticipated future business related to the instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of these estimates.

Because no market exists for a significant portion of the Bank’s financial instruments, fair value estimates are based on judgments regarding current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the fair value presented.

The following methods and assumptions were used by the Bank to estimate the fair value of its financial instruments at December 31, 2006 and 2005:

Cash and cash equivalents:   For cash and cash equivalents, which includes cash and due from banks, interest-bearing deposits in banks and Federal funds sold, the carrying amount is estimated to be fair value.

Investment securities:   For investment securities, fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar securities and indications of value provided by brokers.

Loans:   For variable-rate loans that reprice frequently with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered at the reporting date for loans with similar terms to borrowers of comparable creditworthiness. The carrying amount of accrued interest receivable approximates its fair value.

Deposits:   The fair values for demand deposits are, by definition, equal to the amount payable on demand at the reporting date represented by their carrying amount. Fair values for fixed-rate certificates of deposit are estimated using discounted cash flow analyses using interest rates offered at the reporting date by the Bank for certificates with similar remaining maturities. The carrying amount of accrued interest payable approximates its fair value.

Short-term borrowings:   The fair value of short-term borrowings is estimated to be the carrying value.

Commitments to extend credit and letters of credit:   Off-balance-sheet commitments to extend credit are primarily for adjustable rate loans. The fair values of commitments are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. The differences between the carrying value of commitments to fund loans or letters of credit and their fair value are not significant and, therefore, not included in the following table.

DIABLO VALLEY BANK

NOTES TO FINANCIAL STATEMENTS (Continued)

16.   DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The carrying amounts and estimated fair values of the Bank’s financial instruments are as follows:

	December 31, 2006		December 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$5,798,408	$5,798,408	$4,320,552	$4,320,552
Federal funds sold	27,715,000	27,715,000	20,570,000	20,570,000
Interest-bearing deposits in banks			3,450,000	3,450,000
Investment securities	8,734,468	8,669,484	14,615,858	14,507,598
Loans	197,023,301	197,116,283	144,143,421	143,774,896
Accrued interest receivable and other assets	1,021,571	1,021,571	645,413	645,413
Financial liabilities:
Deposits	224,215,298	223,975,628	165,537,149	165,388,099
Accrued interest payable and other liabilities	545,209	545,209	76,841	76,841
Short-term borrowings			5,000,000	5,000,000

APPENDIX A

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

HERITAGE COMMERCE CORP

HERITAGE BANK OF COMMERCE

AND

DIABLO VALLEY BANK

DATED AS OF FEBRUARY 8, 2007

A-i

A-ii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of the 8th day of February, 2007, by and among HERITAGE COMMERCE CORP, a California corporation and bank holding company under the Bank Holding Company Act of 1956, as amended, with its principal offices in San Jose, California (“Heritage”), HERITAGE BANK OF COMMERCE, a California banking corporation with its principal offices in San Jose, California (“HBC”) and DIABLO VALLEY BANK, a California banking corporation with its principal offices in Danville, California (“Diablo”).

RECITALS

A.    HBC is a California state-chartered bank and a wholly-owned subsidiary of Heritage.

B.     Diablo is a California state-chartered bank.

C.     Heritage, HBC and Diablo believe it would be in their respective best interest and in the best interests of their respective shareholders for Diablo to merge with and into HBC (the “Merger”) with HBC as the surviving corporation in the Merger.

D.    Heritage, HBC and Diablo desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby.

E.     As a condition to, and simultaneously with the execution of this Agreement, certain shareholders of Diablo are entering into an agreement pursuant to which such shareholder has agreed, upon the terms and conditions set forth therein, among other things, to vote his or her shares in favor of the Merger and transactions contemplated by this Agreement.

F.     The Merger is intended to qualify as a tax-free reorganization within the meaning of the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

G.    The respective boards of directors of Heritage, HBC and Diablo have approved this Agreement and the proposed transactions substantially on the terms and conditions set forth in this Agreement and the schedules and exhibits hereto and have authorized the execution thereof.

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and subject to the conditions set forth below, the parties hereto undertake, promise, covenant and agree with each other as follows:

ARTICLE I
THE MERGER AND RELATED TRANSACTIONS

Section 1.1   Structure and Effect of the Merger.

(a)    Subject to the terms and conditions of this Agreement and the Merger Agreement substantially in the form of Exhibit A hereto (the “Merger Agreement”), Diablo shall be merged with and into HBC at the Effective Time (as such term is defined in Section 1.2) in accordance with the provisions of the California General Corporation Law (the “CGCL”) and California Financial Code (the “Financial Code”). HBC shall be the surviving corporation in the Merger and shall continue its corporate existence under the laws of the State of California. HBC as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “surviving corporation”.

(b)   At the Effective Time, (i) the separate corporate existence of Diablo shall cease, (ii) the Articles of Incorporation and Bylaws of HBC as in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the surviving corporation, (iii) HBC shall continue operation as a California state-chartered bank and its corporate existence under the laws of the State of California, and (iv) the name of the surviving corporation shall be “Heritage Bank of Commerce.”

(c)    The directors of the surviving corporation immediately after the Merger shall be the directors of HBC immediately prior to the Merger, provided, however, that HBC shall have taken prior to the Effective Time all the necessary steps so that at the Effective Time (i) the number of directors of HBC shall be increased by two and (ii) John J. Hounslow and Mark E. Lefanowicz shall be added to the HBC board of directors and serve until their successors are duly elected and qualified. The executive officers of the surviving corporation immediately after the Merger shall be the executive officers of HBC immediately prior to the Merger, provided, however, that HBC shall have taken prior to the Effective Time all the necessary steps so that at the Effective Time James A. Mayer shall be elected as an Executive Vice President of HBC.

(d)   At the Effective Time, the effect of the Merger shall be as provided in accordance with the CGCL and Financial Code as established by the California Commissioner of Financial Institutions (the “Commissioner”). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Diablo shall vest in the surviving corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Diablo shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the surviving corporation.

(e)    If, at any time after the Effective Time, the surviving corporation shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the surviving corporation its right, title or interest in, to or under any of the rights, properties or assets of Diablo acquired or to be acquired by the surviving corporation as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, Diablo, and its proper officers and directors, shall be deemed to have granted to the surviving corporation an irrevocable power of attorney to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the surviving corporation and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the surviving corporation are fully authorized in the name of the surviving corporation or otherwise to take any and all such action.

Section 1.2   Effective Date and Effective Time; Closing.

(a)    As soon as practicable on a date mutually agreeable to Heritage and Diablo after each of the conditions set forth in Article IX hereof have been satisfied or waived and receipt of all required corporate, regulatory, shareholder and other approvals and the expiration of any mandatory waiting or notice periods, the parties will file, or cause to be filed, with the California Secretary of State and the Commissioner, the Merger Agreement and such certificates and other documents as Heritage or HBC may deem necessary or appropriate for the Merger, which Merger Agreement and certificates and other documents shall in each case be in the form required by and executed in accordance with the applicable provisions of the CGCL and the Financial Code. The Merger shall become effective at the time the Merger Agreement and certificate of merger for such merger is filed with the California Secretary of State and the Commissioner (“Effective Time”). The date of such filings or such later effective date is herein called the “Effective Date.”  The “Effective Time” of the Merger shall be the time established by the Commissioner.

(b)   On a date mutually agreeable to Heritage and Diablo which is not more than five (5) Business Days after the receipt of all necessary regulatory, corporate, shareholder and other approvals and the expiration of any mandatory waiting periods, or on such other date mutually agreeable to Heritage and Diablo (herein called the “Closing Date”), a meeting (the “Closing”) will take place at the offices of Heritage in San Jose, California on the Closing Date (or at such other place to which the parties may mutually agree) at which the parties to this Agreement will exchange certificates, opinions, letters and other documents in order to determine whether all of the conditions set forth in Article IX of this Agreement have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If no such condition then exists, or if no party elects to exercise any right it may have to terminate this Agreement, then and thereupon the appropriate parties shall execute such documents and instruments as may be necessary or appropriate in order to effect the transactions contemplated by this Agreement.

Section 1.3   Alternative Structure.   After consultation with Diablo, Heritage shall have the right, exercisable at any time prior to the Effective Time  to change the method of effecting the acquisition of Diablo, if and to the extent Heritage deems such changes to be necessary, appropriate or desirable and Diablo shall take all necessary corporate and other reasonable actions to give effect to such change and shall execute, deliver and file any and all agreements and other documents necessary to effect the consummation of the transactions contemplated by such change; provided, however, that in no event shall Diablo be required to take any action set forth above or agree to any such change if such action or change could reasonably be expected to or would (x) alter or change the amount or kind of the merger consideration or the rights of or obligations to Diablo hereunder, or (y) diminish the benefits to be received by the directors, officers or employees of Diablo as set forth in this Agreement or substantially delay the delivery of the Merger Consideration, including, without limitation, any adverse effect upon the tax free treatment thereof, or (z) materially impede or delay the consummation of the Merger otherwise be materially prejudicial to the interests of the Diablo shareholders.

ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL
STOCK OF THE CONSTITUENT CORPORATIONS

Section 2.1   Effect on Capital Stock.   Subject to the other provisions of this Article II, at the Effective Time, by virtue of the Merger and without any additional action on the part of the holders of shares of stock of Heritage, HBC and Diablo:

(a)   Common Stock of Heritage.   Each share of common stock, no par value per share, of Heritage (“Heritage Common Stock”), issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of Heritage, and shall not be affected by the Merger;

(b)   Common Stock of HBC.   Each share of common stock, no par value per share, of HBC (“HBC Common Stock”), issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the surviving corporation, and shall not be affected by the Merger;

(c)   Common Stock of Diablo.   Each share of common stock, no par value per share, of Diablo (“Diablo Common Stock”) issued and outstanding immediately prior to the Effective Time (other than shares of Dissenting Common Stock (as defined in Section 2.1(d)) and Treasury Shares (as defined in Section 2.1(e)) shall be automatically cancelled and cease to be an issued and outstanding share of Diablo Common Stock and shall be converted into the right to receive Heritage Common Stock or cash as provided in Section 2.2(a);

(d)   Dissenting Common Stock.   Each share of Diablo Common Stock that is a “dissenting share” within the meaning of Chapter 13 of the CGCL (“Dissenting Common Stock”) shall not be converted into or represent a right to receive Heritage Common Stock or cash hereunder unless and until such shares have lost their status as dissenting shares under Chapter 13 of the CGCL, at which time such shares shall be converted into Heritage Common Stock and cash pursuant to Section 2.5; and

(e)   Cancellation of Certain Shares.   Any shares of Diablo Common Stock held by Heritage or HBC or by Diablo, other than those held in a fiduciary capacity (“Treasury Shares”), shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

Section 2.2   Conversion of Diablo Common Stock.

(a)    Subject to the other provisions of this Article II, each share of Diablo Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Common Stock and Treasury Shares) shall at the election of the holder thereof, by virtue of the Merger, be converted into the right to receive the following without interest:

(i)    for each share of Diablo Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked (a “Cash Election”), the right to receive in cash an amount (the “Cash Consideration”) equal to the Per Share Consideration (the “Cash Per Share Amount”) (collectively, the “Cash Election Shares”);

(ii)   for each share of Diablo Common Stock with respect to which an election to receive stock has been effectively made and not revoked or deemed revoked (a “Stock Election”), the right to receive the fraction of a share of Heritage Common Stock (the “Stock Consideration”) equal to the Exchange Ratio; provided, however, that if the Average Closing Price is less than  $23.50, Heritage may terminate this Agreement pursuant to Section 10.1(h) (collectively, the “Stock Election Shares”); and,

(iii)  for each share of Diablo Common Stock other than shares to which a Cash Election or a Stock Election has been effectively made and not revoked (collectively, the “Non-Election Shares”), the right to receive such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 2.3.

The Cash Consideration and Stock Consideration are sometimes referred to herein collectively on the “Merger Consideration.”

(b)   If, between the date hereof and the Effective Time, the outstanding shares of Heritage Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (a “Share Adjustment”), then the shares of Heritage Common Stock into which a share of Diablo Common Stock shall be converted pursuant to this Sections 2.2 shall be appropriately and proportionately adjusted so that each shareholder of Diablo shall be entitled to receive the Exchange Ratio such shareholder would have received pursuant to such Share Adjustment had the record date therefor been immediately following the Effective Time.

Section 2.3   Proration.

(a)    Notwithstanding any other provision contained in this Agreement, the number of shares of Diablo Common Stock that will be converted into Cash Consideration pursuant to Section 2.2 shall be equal to the quotient obtained by dividing (x) the Total Cash Consideration, by (y) the Per Share Consideration (which, for this purpose, shall be deemed to include the Dissenting Common Stock determined as of the Effective Time) (the “Cash Conversion Number”). All other shares of Diablo Common Stock shall be converted into Stock Consideration.

(b)   Within five (5) Business Days after the Effective Time, Heritage shall cause the Exchange Agent (as defined below) to effect the allocation among holders of Diablo Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i)    If the aggregate number of shares of Diablo Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Common Stock determined as of the Effective Time) (the “Cash Election Number”) exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 2.3(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii)   If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(A)  If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 2.3(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(B)  If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 2.3(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

Section 2.4   Stock Options.   Prior to the Effective Time, in addition to the amount of cash equal to the Total Cash Consideration, Heritage will deposit with the Exchange Agent an amount in cash sufficient to pay the aggregate amount of all cash payments required by this Section 2.4. Each such cash payment will be paid by the Exchange Agent on behalf of Heritage to each holder of an outstanding Diablo option at the Effective Time and reduced by any required withholding Taxes. Prior to the Effective Time, Diablo shall take appropriate action such that each option to purchase shares of the Diablo Common Stock that is outstanding and unexercised immediately prior to the Effective Time including all options granted by Diablo pursuant to The Diablo Valley Bank 2003 Stock Option Plan (the “Stock Option Plan”), shall be canceled by Diablo in consideration of the payment by the Exchange Agent to each holder of such option of an aggregate amount in cash equal to the positive difference, if any, between (a) the Per Share Consideration times the number of shares of Diablo Common Stock as to which such holder has options, and (b) the aggregate exercise price of such options. At the Effective Time, each option to purchase a share of Diablo Common Stock pursuant to the Stock Option Plan shall terminate and be of no further force or effect, and any rights thereunder to purchase shares of Diablo Common Stock shall also terminate and be of no further force or effect.

Section 2.5   Conversion of Dissenting Common Stock.

(a)    No shares of Dissenting Common Stock that are issued and outstanding at the Effective Time and are held by a shareholder who properly exercised such shareholders right under Chapter 13 of the CGCL shall be converted into the right to receive the Merger Consideration and instead shall be entitled to such rights (but only such rights) as are granted by Chapter 13 of the CGCL and to receive the consideration as may be determined to be due with respect to such shares of Dissenting Common Stock pursuant to and subject to the requirements of the CGCL. Diablo shall give Heritage prompt notice upon receipt by Diablo of any written demands for appraisal rights, withdrawal of such demands, and any other documents received or instruments served pursuant to Chapter 13 of the CGCL and shall give Heritage the opportunity to direct all negotiations and proceedings with respect to such demands. Diablo shall not voluntarily make any payment with respect to any demands for appraisal rights and shall not except with the prior written consent of Heritage, settle or offer to settle such demands.

(b)   If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right prior to the Election Deadline, each of such holder’s shares of Diablo Common Stock shall thereupon be deemed to be Non-Election Shares for all purposes of this Agreement, unless such holder shall thereafter otherwise make a timely Election under this Agreement. If any holder of Dissenting Common Stock shall have so failed to perfect or has effectively withdrawn or lost such holder’s right to dissent from the Merger after the Election Deadline, each of such holder’s shares of Diablo Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive the Stock Consideration or the Cash Consideration, or a combination thereof, as determined by Heritage in its sole discretion.

ARTICLE III
EXCHANGE OF SHARES

Section 3.1   Election Procedures.   Each holder of record of shares of Diablo Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article III, to submit an election in accordance with the following procedures:

(a)    Each Holder may specify in a request made in accordance with the provisions of this Section 3.1 (herein called an “Election”) (i) the number of shares of Diablo Common Stock owned by such Holder with respect to which such Holder desires to make a Stock Election and (ii) the number of shares of Diablo Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

(b)   Heritage shall prepare a form reasonably acceptable to Diablo (the “Form of Election”) which shall be mailed to record holders of Diablo Common Stock by the Exchange Agent so as to permit those holders to exercise their right to make an Election prior to the Election Deadline.

(c)    The Exchange Agent shall make the Form of Election initially available to Holders not less than twenty (20) Business Days prior to the anticipated Election Deadline and shall use all reasonable efforts to make available as promptly as possible a Form of Election to any shareholder of Diablo who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline.

(d)   Any Election shall have been made properly only if the person authorized to receive Elections and to act as exchange agent under this Agreement, which person shall be a bank or trust company selected by Heritage (the “Exchange Agent”), pursuant to an agreement (the “Exchange Agent Agreement”) entered into prior to the mailing of the Form of Election to Diablo shareholders, shall have received, by the Election Deadline, a Form of Election properly completed and signed and accompanied by Certificates to which such Form of Election relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Form of Election, from a member of any registered national securities exchange or a commercial bank or trust company in the United States; provided, that such Certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery. Failure to deliver shares of Diablo Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Heritage, in its sole discretion. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” means 5:00 p.m. local time (in the city in which the principal office of the Exchange Agent is located) on the day that is the Business Day immediately preceding the date of the Diablo Shareholders Meeting to approve the transactions anticipated by this Agreement. Diablo and Heritage shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than 15 Business Days before, and at least 5 Business Days prior to, the Election Deadline.

(e)    Any Holder may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. Subject to the terms of the Exchange Agent Agreement, if Heritage shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Diablo Common Stock (neither Heritage nor Diablo nor the Exchange Agent being under any duty to notify any shareholder of any such defect), such Election shall be deemed to be not in effect, and the shares of Diablo Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

(f)    Any Diablo shareholder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of his or her Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Elections shall be automatically deemed revoked upon receipt by the Exchange Agent of written notification from Heritage or Diablo that this Agreement has been terminated in accordance with Article X.

(g)    Subject to the terms of the Exchange Agent Agreement, Heritage, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein, (ii) the manner and extent to which Elections are to be taken into account in making the determinations prescribed by Section 2.3, (iii) the issuance and delivery of certificates representing the whole number of shares of Heritage Common Stock into which shares of Diablo Common Stock are converted in the Merger and (iv) the method of payment of cash for shares of Diablo Common Stock converted into the right to receive the Cash Consideration and cash in lieu of fractional shares of Heritage Common Stock.

Section 3.2   Deposit of Merger Consideration.   At or prior to the Effective Time, Heritage shall deposit, or shall cause to be deposited, with the Exchange Agent, (i) certificates representing the number of shares of Heritage Common Stock sufficient to deliver, and Heritage shall instruct the Exchange Agent to timely deliver, the aggregate Stock Consideration, and (ii) immediately available funds equal to the Total Cash Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 3.3(f)) (collectively, the “Exchange Fund”) and Heritage shall instruct the Exchange Agent to timely pay the Cash Consideration, and such cash in lieu of fractional shares, in accordance with this Agreement.

Section 3.3   Delivery of Merger Consideration.

(a)    As soon as reasonably practicable after the Effective Time, but in any event prior to the fifth (5th) Business Day following the Effective Time, the Exchange Agent shall mail to each holder of record of Certificate(s) which immediately prior to the Effective Time represented outstanding shares of Diablo Common Stock whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.2 and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor who did not properly complete and submit an Election Form, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s))) (the “Letter of Transmittal”) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor in accordance with Section 3.3(f) upon surrender of such Certificate and any dividends or distributions to which such holder is entitled pursuant to Section 3.3(c).

(b)   Upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Form of Election or a properly completed Letter of Transmittal, a holder of Diablo Common Stock will be entitled to receive, as promptly as practicable after the Effective Time, the Merger Consideration (elected or deemed elected by it, subject to, and in accordance with Sections 2.2 and 2.3) and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor in respect of the shares of Diablo Common Stock represented by its Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor upon surrender of such Certificate in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article III.

(c)    No dividends or other distributions with respect to Heritage Common Stock shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Heritage Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article III. Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Certificate in accordance with this Article III the record holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Heritage Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of Heritage Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Heritage Common Stock issuable with respect to such Certificate.

(d)   In the event of a transfer of ownership of a Certificate representing Diablo Common Stock that is not registered in the stock transfer records of Diablo, the proper amount of cash and/or shares of Heritage Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Diablo Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate or establish to the satisfaction of Heritage that the Tax has been paid or is not applicable.

(e)    After the Effective Time, there shall be no transfers on the stock transfer books of Diablo of any shares of Diablo Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Diablo Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration and any cash in lieu of fractional shares of Heritage Common Stock to be issued or paid in consideration therefor in accordance with Section 2.3 and the procedures set forth in this Article III.

(f)    Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Heritage Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Heritage Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Heritage. In lieu of the issuance of any such fractional share, Heritage shall pay to each former shareholder of Diablo who otherwise would be entitled to receive such fractional share, an amount in cash (rounded to the nearest whole cent) determined by multiplying (i) the Cash Per Share Amount by (ii) the fraction of a share (after taking into account all shares of Diablo Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) of Heritage Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 2.2.

(g)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of Diablo as of six months of the Effective Time shall be paid to Heritage. Any former shareholders of Diablo who have not theretofore complied with this Article III shall thereafter look only to Heritage with respect to the Merger Consideration, any cash in lieu of any fractional shares and any unpaid dividends and distributions on the Heritage Common Stock deliverable in respect of each share of Diablo Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Heritage, Diablo, the Exchange Agent or any other person shall be liable to any former holder of shares of Diablo Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)   In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Heritage or the Exchange Agent, the posting by such person of a bond in such amount as Heritage may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

(i)    Notwithstanding anything to the contrary contained herein, no certificates representing shares of Heritage Common Stock shall be delivered to a Diablo Shareholder who is an “affiliate” of Diablo for purposes of Rule 145 under the Securities Act of 1933, as amended (the “Securities Act”)

unless such “affiliate” shall have theretofore executed and delivered to a written agreement from such person referred to in Section 7.8.

(j)     Holders of Certificates representing shares of Diablo Common Stock shall not be entitled to vote as holders of shares of Heritage Common Stock until such Certificates representing Diablo Common Stock have been exchanged for shares of Heritage Common Stock as provided in this Article III.

Section 3.4   Withholding Rights.   The Exchange Agent (or, subsequent to six months from the Effective Time, Heritage) shall be entitled to deduct and withhold from any cash portion of the Merger Consideration, any cash in lieu of fractional shares of Heritage Common Stock, cash dividends or distributions payable pursuant to Section 3.3(c) hereof and any other cash amounts otherwise payable pursuant to this Agreement to any holder of Diablo Common Stock or Diablo stock options (pursuant to Section 2.4) such amounts as the Exchange Agent or Heritage, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Heritage, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Diablo Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Heritage, as the case may be.

Section 3.5   No Liability.   Neither Heritage, HBC, Diablo nor the Exchange Agent shall be liable to any holder of shares of Diablo Common Stock for any shares of Heritage Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

ARTICLE IV
CONDUCT PENDING THE MERGER

Section 4.1   Conduct of Diablo’s Business Prior to the Effective Time.   Except as expressly provided in this Agreement, or with the prior written consent of Heritage, which consent shall not be unreasonably withheld, during the period from the date of this Agreement to the Effective Time, Diablo shall, (a) conduct its business in the usual, regular and ordinary course, consistent with past practices and consistent with prudent banking practices; (b) use its commercially reasonable efforts to maintain and preserve intact its business organization, employees and advantageous customer relationships and to continue to develop such customer relationships and retain the services of its officers and key employees; (c) maintain and keep its properties in as good repair and condition as at present except for obsolete properties and for deterioration due to ordinary wear and tear; (d) maintain in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it; (e) perform in all material respects all of its obligations under contracts, leases and obligations relating to and affecting its assets, properties and businesses except such obligations as it may in good faith reasonably dispute; (f) charge off all loans, leases and other assets, or portions thereof, deemed uncollectible in accordance with GAAP or applicable law or regulation, classified as “loss” or as directed by its regulators; (g) maintain the ALLL in accordance with past practices and methodology and GAAP; and (h) give notice to and consult with Heritage prior to hiring any employees or independent contractors; (i) give notice to and consult with Heritage before acquiring any security or investment for the Diablo investment portfolio; and (j) substantially comply with and perform all material obligations and duties imposed upon it by all federal and state laws, statutes and rules, regulations and orders imposed by any Governmental Authority applicable to its business.

Section 4.2   Forbearance By Diablo.   Except as expressly provided in this Agreement, during the period from the date of this Agreement to the Effective Time, Diablo shall not without the prior written consent of Heritage which consent shall not be unreasonably withheld:

(a)    take or fail to take any action which would reasonably be expected to have a Material Adverse Effect on Diablo or adversely delay the ability of Heritage, HBC or Diablo to obtain any necessary approvals, consents or waivers of any Governmental Authority or other parties required for the Merger or to perform its covenants or agreements under this Agreement on a timely basis;

(b)   take or fail to take any action that would cause or permit the representations and warranties made in Section 5.1 to be materially inaccurate at the time of Closing or preclude Diablo from making such representations and warranties at the time of Closing;

(c)    incur any indebtedness for borrowed money or issue any debt securities or trust preferred (other than deposits, federal funds purchased, cash management accounts, Federal Home Loan Bank borrowings that mature within one year and securities sold under agreements to repurchase that mature within 90 days, in each case in the ordinary course of business consistent with past practice) or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, other than in the ordinary course of business consistent with past practice;

(d)   issue any shares of capital stock; adjust, split, combine or reclassify any capital stock; grant options under the Stock Option Plan, make, declare or pay any dividend or make any other distribution on any capital stock (including payment of any stock dividends); except for the redemption for the Diablo Preferred Stock, directly or indirectly, redeem, purchase or otherwise acquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock; grant any stock appreciation rights; grant any person any right to acquire any shares of its capital stock (whether pursuant to an option, warrant, right or otherwise including the grant of options under the Stock Option Plan); or provided, however, that Diablo may make cash payments on account of stock options outstanding under the Option Plan on the date of this Agreement in the manner provided in Section 2.4;

(e)    enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Diablo or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), or grant any severance or termination payment except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, provided that no such increase shall result in an annual adjustment of more than 5%, (ii) for other changes that are required by applicable law, (iii) to satisfy contractual obligations existing as of the date hereof, (iv) for payment of bonuses approved in 2006 and accrued on the financial statements for the year ended December 31, 2006 previously delivered to Heritage, or (v) for accrual of bonuses to option holders to compensate such holders for an adjustment to option exercise prices made in order to satisfy Section 9.2(p).

(f)    hire any person as an employee of Diablo or promote any employee, except (i) to satisfy contractual obligations existing as of the date hereof and (ii) persons hired to fill any vacancies arising after the date hereof and whose employment is terminable at the will of Diablo before or after consummation of the Merger, other than any person to be hired to fill a newly created position who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis equal to or greater than $50,000;

(g)    enter into, establish, adopt or amend, or make any contributions to (except (i) as may be required by applicable law, (ii) to satisfy contractual obligations existing as of the date hereto, or (iii) as permitted by Section 4.2(e)), any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Diablo or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder;

(h)   sell, transfer, pledge mortgage, encumber license, guarantee or otherwise dispose of or discontinue any of its assets, deposits, business or properties except upon prior notice to Heritage and pursuant to existing contracts or commitments or in the case of a pledge in the ordinary course of business consistent with past practice;

(i)    acquire by merger, consolidation with, by purchase of an equity interest, or asset purchase, or by any other manner acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of the assets, business, deposits or properties of any other Person;

(j)     make any capital expenditures other than those related to the establishment and completion of the new branch currently under construction in Danville and other than capital expenditures in the ordinary course of business consistent with past practice in amounts not in excess of $25,000;

(k)   amend the Diablo Articles of Incorporation or the Diablo Bylaws;

(l)    implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in laws or regulations or GAAP;

(m)  except in the ordinary course of business consistent with past practice or as otherwise permitted under this Agreement, enter into any contract in excess of $50,000, or terminate any material contract or amend or modify in any material respect any of its existing material contracts, provided however, that Diablo will give prior notice to Heritage before entering into any contract in excess of $15,000;

(n)   enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Diablo is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by Diablo of an amount which exceeds $50,000 and/or would impose any material restriction on the business of Diablo or create precedent for claims that are reasonably likely to be material to Diablo;

(o)   except as required by applicable law or a Governmental Authority, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices, (ii) fail to follow in any material respect its existing policies or practices with respect to managing its exposure to interest rate an other risk, (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk, (iv) enter into a new material line of business, or (v) change its investment, underwriting, or asset liability management or other material banking policy.

(p)   change its investment securities portfolio policy or the manner in which the portfolio is classified or reported; or invest in any mortgage-backed or mortgage-related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

(q)   take any action or omit to take any action that may result, individually or in the aggregate with any other actions or omissions, in a material violation of the Bank Secrecy Act, the anti-money laundering laws and regulations or the policies and procedures of Diablo with respect to the foregoing;

(r)    enter into any derivatives contract;

(s)    acquire (other than by way of foreclosures or acquisitions in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business consistent with past practice) any debt security or equity investment other than federal funds or United States Government securities or United States Government agency securities, in each case with a term of one (1) year or less;

(t)    make, renew or otherwise modify any loan, loan commitment, letter of credit or other extension of credit (collectively, “Loans”) other than in the ordinary course of business consistent with past practice, provided that Diablo shall not make, renew or otherwise modify any Loan with a principal balance in excess of $1,500,000 without Heritage’s written consent, which consent shall be deemed to have been received to the extent Diablo has provided written notice hereunder, which Heritage has not objected to within two (2) Business Days of receipt of such written notice;

(u)   make any investment or commitment to invest in real estate or in any real estate development project (other than by way of foreclosure or acquisitions in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted in good faith, in each case in the ordinary course of business consistent with past practice);

(v)    forgive any loans to directors, officers or employees of Diablo;

(w)   adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitulation or other reorganization of Diablo (other than the Merger) or any agreement relating to an Acquisition Proposal, except as expressly permitted in Section 7.6;

(x)    file or cause to be filed any amended Returns or claims for refund of Taxes; or (A) prepare any Return in a manner which is materially inconsistent with the past practices of Diablo, as the case may be, with respect to the treatment of items on such Returns, (B) incur any material liability for Taxes other than in the ordinary course of business, or (C) enter into any settlement or closing agreement with a taxing authority that materially affects or may materially affect the Tax liability of Diablo, as the case may be, for any period ending after the Closing Date;

(y)    fail to maintain with financially responsible insurance companies insurance on its tangible assets and its business in such amounts and against such risks and losses as are consistent in all material respects with past practice;

(z)    (i) take any action that would, or is reasonably likely to, prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or (ii) take any action that is intended or is reasonably likely to result in (y) any of the conditions to the Merger set forth in Article VII not being satisfied or (z) a material violation of any provision of this Agreement, except as may be required by applicable law or regulation; or

(aa)  enter into any transaction with any director of officer, except as permitted by this Agreement or pursuant to any contract or obligations existing on the date hereof, copies of which contract or obligation have been previously provided to Heritage.

(bb) make, acquire a participation in, reacquire an interest in a participation sold or sell any loan or lease that is not in compliance with its normal credit underwriting standards, policies and procedures as in effect on date of this Agreement, as modified, if necessary, to become or remain in accordance with GAAP or RAP or in conformity with the recommendations of Diablo’s regulators; or renew, extend the maturity of, or alter any of the material terms of any such loan or lease for a period of greater than six months;

(cc)  except as required by GAAP, reduce any material accrual or reserve, including, without limitation, any contingency reserve, litigation reserve, tax reserve, or the ALLL, by reversal or booking a negative provision, or change the methodology by which such accounts generally have been handled in past periods, unless required to do so by GAAP or RAP;

(dd) enter into any contract with respect to, or otherwise agree or commit to do, any of the foregoing.

Section 4.3   Conduct by Heritage and HBC Prior to the Effective Time.   Except as expressly provided in this Agreement, or with the prior written consent of Diablo, which consent shall not be unreasonably withheld, during the period from the date of this Agreement to the Effective Time, Heritage shall, and shall cause HBC to (a) take no action which would reasonably be expected to have a Material Adverse Effect on or adversely delay the ability of Heritage, Diablo or HBC to obtain any necessary approvals, consents or waivers of any Governmental Authority or other parties required for the Merger, or to perform its covenants or agreements under this Agreement on a timely basis, (b) not amend its Articles of Incorporation in any respect that materially and adversely affects the rights and privileges attendant to the Heritage Common Stock, (c) not take or agree to take, or make any commitment to take or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Agreement, (d) not take any action or cause to be taken any action that would prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code, and (e) substantially comply with and perform all material obligations and duties imposed upon it by all federal and state laws, and rules, regulations and orders imposed by federal, state and local Governmental Authorities.

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Section 5.1   Representations and Warranties of Diablo.   Diablo represents and warrants that, except as specifically set forth in the Disclosure Schedule (and as identified in the Disclosure Schedule by appropriate section of this Agreement to which the disclosure relates) delivered to Heritage as of the date of this Agreement (the “Disclosure Schedule”):

(a)   Organization.

(i)    Diablo is a California banking a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite power and authority, corporate and otherwise, to own, operate and lease its assets and properties and to carry on its business substantially as it has been and is now being conducted. Diablo is duly qualified to do business and is in good standing in each jurisdiction where the character of the assets or properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Material Adverse Effect on Diablo.

(ii)   Diablo has all requisite corporate power and authority to enter into this Agreement and, subject to the approval of this Agreement by its shareholders and the receipt of all requisite regulatory approvals and the expiration of any applicable waiting periods, to consummate the transactions contemplated hereby.

(iii)  Diablo is authorized by the California Department of Financial Institutions (“DFI”) in accordance with the California Financial Code to conduct a commercial banking business. The deposits of Diablo are insured by the Federal Deposit Insurance Corporation (“FDIC”) in the manner and fullest extent provided by applicable law and all premiums and assessments required to be paid in connection therewith have been paid when due.

(iv)  True and complete copies of the Articles of Incorporation and Bylaws of Diablo, as amended to date, have been delivered to Heritage. The corporate record books, transfer books and stock ledgers of Diablo are complete and accurate in all material respects and reflect all meetings, consents and other material actions of the shareholders, Boards of Directors and committees of the Boards of Directors of Diablo, and all transactions in its capital stock, since its inception.

(b)   Authorization.   The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly approved and authorized by the board of directors of Diablo, and all necessary corporate action on the part of Diablo has been taken, subject to the approval of this Agreement and the Merger by the affirmative vote of a majority of the outstanding shares of Diablo Common Stock. This Agreement has been duly executed and delivered by Diablo and, subject to shareholder approval, constitutes the valid and binding obligation of it and is enforceable against it, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws or equitable principles or doctrines.

(c)   Conflicts and Approvals.   Subject to the second sentence of this Section 5.1(c), the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, permit the acceleration of any obligation under, require the giving of notice or obtaining consent under, or result in the creation of any material lien, charge or encumbrance on any property or assets under, any provision of the Articles of Incorporation or Bylaws of Diablo, or any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Diablo or its properties, other than any such conflicts, violations or defaults which (i) will be cured or waived prior to the Effective Time or (ii) are disclosed in the Disclosure Schedule. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Diablo in connection with the execution and delivery of this Agreement or the consummation by Diablo of the transactions contemplated hereby or thereby except for: (a) the filing and approval of all required regulatory applications or notifications by Heritage, Diablo and/or HBC for approval of the transactions contemplated by this Agreement; (b) the filing by Heritage of the Form S-4, which shall include the Proxy Statement for use in connection with Diablo’s Shareholders’ Meeting and the SEC’s order declaring the Form S-4 effective; (c) the filing of the Merger Agreement and certificates of merger with respect to the Merger with the California Secretary of State and the Commissioner; (d) filings and approval with and from the DFI, and (f) any filings, approvals or no-action letters with or from any other regulatory agency or state securities authorities.

(d)   Subsidiary.   Diablo does not own or control any subsidiary. Diablo does not have any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Diablo has not been conducted through any other direct or indirect subsidiary or Affiliate of Diablo. Diablo is not a Subsidiary of any Person.

(e)   Capitalization.   The entire authorized capital stock of Diablo consists of (i) 20,000,000 shares of Diablo Common Stock, of which 2,502,146 are issued and outstanding (subject to the exercise of Diablo stock options from and after the date hereof), and 715,350 additional shares of which have been reserved for issuance to holders of outstanding Diablo stock options under the Stock Option Plan (subject to the exercise of Diablo stock options from and after the date hereof), and (ii) 10,000,000 shares of preferred stock, no par value per share, of which 207,061 shares of Series A Preferred Stock are issued and outstanding (“Diablo Preferred Stock”). The Disclosure Schedule contains a list of (i) the number of outstanding options with respect to the Stock Option Plan, (ii) the exercise price per share with respect to each Diablo stock option, (iii) a list of all option holders with respect to the Stock Option Plan, and (iv) the number of vested and unvested Diablo stock options with respect to each such option holder in the Stock Option Plan. Subject to the actions required to be taken in accordance with Section 9.2(p), all Diablo stock options were issued and, upon issuance in accordance with the terms of the outstanding option agreements, the shares of Diablo Common Stock have been issued in compliance with all applicable law. Except as set forth on the Diablo Disclosure Schedule, the exercise price of each stock option issued pursuant to the Stock Option Plan was the price on the date of grant in accordance with GAAP and applicable law. Except for options issued under the Stock Option Plan, there are no (i) other outstanding equity securities of any kind or character, (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, Diablo to purchase or otherwise acquire any security of or equity interest in Diablo or (iii) outstanding subscriptions, options, rights, warrants, calls, convertible securities, irrevocable proxies or other agreements or commitments obligating Diablo to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Diablo Common Stock and Diablo Preferred Stock have been duly authorized, validly issued and are fully paid and non-assessable, and have not been issued in violation of the preemptive rights of any person. Such shares of Diablo Common Stock and Diablo Preferred Stock have been issued in full compliance with applicable law.

(f)   Financial Statements and Accounting Records.   Diablo has furnished to Heritage true and complete copies of (i) the audited balance sheets of Diablo as of December 31, 2003, 2004 and 2005, and the related audited statements of income, stockholders’ equity and cash flows for the years ended December 31, 2003, 2004 and 2005, (ii) an unaudited balance sheet of Diablo as of September 30, 2006, and the related unaudited statement of income for the nine-month period ended September 30, 2006 (such balance sheets and the related statements of income, stockholders’ equity and cash flows are collectively referred to herein as the “Diablo Financial Statements”). The Diablo Financial Statements fairly present, in all material respects, the financial position of Diablo as of the respective dates thereof and the results of operations and changes in financial position of Diablo for the periods then ended, in conformity with GAAP, applied on a basis consistent with prior periods (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the fact that they do not contain all of the footnote disclosures required by GAAP). Diablo makes and keeps accurate books and records and maintains a system of internal accounting controls over financial reporting that are sufficient to provide reasonable assurance that transactions are properly recorded and records are kept which accurately and fairly reflect, in all material respects, financial activities of Diablo, so as to permit the preparation of Diablo’s financial statements in conformity with GAAP. Since December 31, 2005, Diablo has not been advised of (i) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of Diablo to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of Diablo.

(g)   Allowance for Loan Losses.

(i)    The allowance for loan losses shown on the Diablo Financial Statements as of September 30, 2006 (and as shown on any financial statements to be delivered by Diablo to Heritage pursuant to Section 7.2(b) hereof), to the knowledge of Diablo, as of such date was (and will be as of such subsequent Diablo Financial Statements) adequate in all respects to provide for losses, net of recoveries relating to loans previously charged off, on loans outstanding, and contained (or will contain) an additional amount of unallocated reserves for future losses at a level considered adequate under the standards applied by applicable regulatory authorities and based upon generally accepted practices. To the knowledge of Diablo, the aggregate principal amount of loans contained (or that will be contained) in the loan portfolio of Diablo as of

September 30, 2006 (and as of the dates of any financial statements to be delivered by Diablo to Heritage pursuant to Section 7.2(b) hereof), in excess of such reserve, was (and will be) fully collectible. Diablo has calculated its allowance for loan losses in accordance with GAAP as applied to banking institutions and in accordance with all applicable rules and regulations.

(ii)   The Disclosure Schedule lists all Nonperforming Assets as of September 30, 2006. The sum of the aggregate amount of all Nonperforming Assets (as defined below) and all troubled debt restructurings (as defined under GAAP) on the books of Diablo as of September 30, 2006 does not exceed 0.25% of total loans at the date hereof. “Nonperforming Assets” shall mean (i) all loans and leases (A) that are contractually past due 90 days or more in the payment of principal and/or interest, (B) that are on nonaccrual status, (C) where a reasonable doubt exists, in the reasonable judgment of Diablo, as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loan is less than 90 days past due, (D) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (E) where a specific reserve allocation exists in connection therewith, or (F) that have been classified “Doubtful,” “Loss” or the equivalent thereof by any regulatory authority, and (ii) all assets classified as real estate owned (“REO”) and other assets acquired through foreclosure or repossession. Other than as set forth in the Diablo Disclosure Schedule, Diablo has no Nonperforming Assets as defined herein.

(h)   Loans; Investments.

(i)    Except as otherwise set forth in the Disclosure Schedule, each loan reflected as an asset on the Diablo Financial Statements dated as of September 30, 2006, and each loan originated or acquired after such date, constitutes the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines. Except as set forth in the Diablo Disclosure Schedule, all such loans are, and at the Effective Time will be, free and clear of any security interest, lien, encumbrance or other charge and do not, and will not at the Effective Time, include any provision for prepayment penalties in violation of any law or regulation. All currently outstanding loans of Diablo, including any current extensions of any loan, were solicited, originated and currently exist in material compliance with all applicable requirements of federal and state law and regulations promulgated thereunder. There are no oral modifications or amendments or additional agreements related to the loans that are not reflected in Diablo’s records, and to the knowledge of Diablo no claim of defense as to the enforcement of any loan has been asserted, and Diablo has no knowledge of any acts or omissions that would give rise to any claim or right of rescission, set off, counterclaim or defense. Except as set forth in the Disclosure Schedule, there is no loan or other asset of Diablo that has been classified by Diablo or its examiners as “Watchlist,” “Special Mention,” “Substandard,” “Doubtful” or “Loss” (identified by borrower, outstanding amounts and summary of loan terms).

(ii)   All guarantees of indebtedness owed to Diablo, including but not limited to those of the Federal Housing Administration, the Small Business Administration, and other state and federal agencies, are, to the knowledge of Diablo, valid and enforceable, except to the extent enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws or equitable principles or doctrines.

(iii)  Except as set forth in the Disclosure Schedule and except for pledges to secure public and trust deposits, none of the investments reflected in the Diablo Financial Statements dated as of September 30, 2006 under the heading “Investment Securities,” and none of the investments made by Diablo since September 30, 2006, is subject to any restriction, whether contractual or statutory, which materially impairs the ability of Diablo to freely dispose of such investment at any time, other than those restrictions imposed on securities held for investment under GAAP. With respect to all material repurchase agreements to which Diablo is a party, Diablo has a valid, perfected first lien or security interest in the government securities or other collateral securing each such repurchase agreement, and the value of the collateral securing each such repurchase agreement equals or exceeds the amount of the debt secured by such collateral under such agreement. Except as set forth in the Disclosure Schedule and except for a transaction involving less than $50,000, Diablo has not sold or otherwise disposed of any assets in a transaction in which the acquiror of such assets or other person has the right, either conditionally or absolutely, to require Diablo to repurchase or otherwise reacquire any such assets.

(iv)  Set forth in the Disclosure Schedule is a complete and accurate list of each investment and debt security, mortgage-backed and related securities, marketable equity securities and securities purchased under agreements to resell owned by Diablo showing as of September 30, 2006 the carrying values and estimated fair values of investment and debt securities, the gross carrying value and estimated fair value of the mortgage-backed and related securities and the estimated cost and estimated fair value of the marketable equity securities.

(v)    All United States Treasury securities, obligations of other United States Government agencies and corporations, obligations of States of United States and their political subdivisions, and other investment securities classified as “held to maturity” and “available for sale” held by Diablo, as reflected in the Diablo Financial Statements dated September 30, 2006 were classified and accounted for in accordance with GAAP.

(i)   Title to Assets.   Diablo has good title to all of its assets and properties reflected in the Diablo Financial Statements or acquired subsequent thereto, free and clear of liens, mortgages, security interests, encumbrances or charges of any kind (“Encumbrances”), except (i) as described in the Disclosure Schedule, (ii) as noted in the Diablo Financial Statements, (iii) statutory liens not yet delinquent, (iv) consensual landlord liens, (v) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (vi) pledges of assets in the ordinary course of business to secure public funds deposits, and (vii) those assets and properties disposed of for fair value in the ordinary course of business since September 30, 2006.

(j)    Real Estate.   Diablo’s Disclosure Schedule sets forth a list of all real property or premises owned as the date hereof and all real property that Diablo is in the process of foreclosing (whether by) judicial process or by power of sale or otherwise in the process of acquiring title to, and all indebtedness secured by any Encumbrance thereon, and (ii) all real property or premises leased or subleased in whole or part of Diablo, together with (x) a description of the locations thereof, (y) a description of each real property lease, sublease, installment purchase, or similar arrangement to which Diablo is a party, and (z) a description of each contract for the purchase, sale or development of real estate to which Diablo is a party. Diablo has good and marketable title to the real property, and valid leasehold interests in the leaseholds, set forth in the Disclosure Schedule, free and clear of all Encumbrances, except (A) for rights of lessors, co-lessees or subleases in such matters that are reflected in the lease; (B) Encumbrances incurred in the ordinary course of business, if any, that, to the knowledge of Diablo, (i) are not substantial in character, amount or extent, (ii) do not materially interfere with present use, of the property subject thereto or affected thereby, and (iv) do not otherwise materially impair the conduct of business of Diablo; or (C) as set forth in the Disclosure Schedule. Diablo, as lessee, has the right under valid and subsisting leases to occupy, use and possess all property leased by Diablo, as identified in the Disclosure Schedule, and, to the knowledge of Diablo, there has not occurred under any such lease any breach, violation or default. Except as set forth in the Disclosure Schedule and except with respect to deductibles under insurance policies set forth in the Disclosure Schedule, Diablo has not experienced any uninsured damage or destruction with respect to the properties identified in the Disclosure Schedule. Diablo enjoys peaceful possession under all leases for the use of real or personal property under which Diablo is the lessee, and, to the knowledge of Diablo, all leases to which Diablo is a party are valid and enforceable in all material respects in accordance with the terms thereof except as may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights generally and by general principals of whether applied in a proceeding at law or in equity. Diablo is not in default with respect to any such lease, and to the knowledge of Diablo no event has occurred which with the lapse of time or the giving of notice, or both, would constitute a default under any such lease. True and correct copies of each such lease have been delivered to Heritage.

(k)   Material Contracts.   Except as set forth in the Disclosure Schedule (all items listed or required to be listed in the Disclosure Schedule as a result of this Section 5.1(k) being referred to herein as “Diablo Scheduled Contracts”), Diablo is not a party or otherwise subject to: (i) any employment, deferred compensations, bonus or consulting contract; (ii) any advertising, brokerage, licensing, dealership, representative or agency relationship or contract; (iii) any contract or agreement that would restrict Heritage or the surviving corporation after the Effective Time from competing in any line of business with any Person or using or employing the services of any Person; (iv) any lease of personal property providing for annual lease payments by or to Diablo in excess of $25,000 per annum other than financing leases entered into in the ordinary course of business in which Diablo is lessor and leases of real property presently used by Diablo as banking offices; (v) any mortgage, pledge, conditional sales contract, security agreement, option, or any other similar agreement with respect to any interest of Diablo (other than as mortgagor or pledgor in the ordinary course of their banking business or as mortgagee, secured party or deed of trust beneficiary in the ordinary course of Diablo’s business) in personal property having a value of $25,000 or more; (vi) any agreement to acquire equipment or any commitment to make capital expenditures of $10,000 or more; (vii) any agreement for the sale of any property or assets in which Diablo has an ownership interest or for the grant of any preferential right to purchase any such property or asset; (viii) any agreement for the borrowing of any money (other than liabilities or interbank borrowings made in the ordinary course of their banking business and reflected in the financial records of Diablo); (ix) any guarantee or indemnification which involves the sum of $25,000 or more, other than letters of credit or loan commitments issued in the normal course of business; (x) any supply, maintenance or landscape contracts not terminable by Diablo without penalty on 30 days or less notice and which provides for payments in excess of $25,000 per annum; (xi) any contract of participation with any other bank in any loan entered into by Diablo subsequent to December 31, 2005 in excess of $25,000, or any sales of assets of Diablo with recourse of any kind to Diablo, or any agreement providing for the sale or servicing of any loan or other asset which constitutes a “recourse arrangement” under applicable regulation or policy promulgated by a Governmental Authority (except for agreements for the sale of guaranteed portions of loans guaranteed in part by the U.S. Small Business Administration and related servicing agreements); (xii) any other agreement of any other kind, including for data processing and similar services, which involves future payments or receipts or performances of services or delivery of items requiring aggregate payment of $10,000 or more to or by Diablo other than payments made under or pursuant to loan agreements, participation agreements and other agreements for the extension of credit in the ordinary course of Diablo’s business; (xiii) any material agreement, arrangement or understanding not made in the ordinary course of business; (xiv) any agreement, arrangement, policy or understanding relating to the employment, election, retention in office or retirement, change of control or severance of any present or former director, officer or employee of Diablo; (xv) any agreement, arrangement or understanding pursuant to which any payment (whether severance pay or otherwise) became or may become due to any director, officer or employee of Diablo upon execution of this Agreement or upon or following consummation of the transactions contemplated hereby (either alone or in connection with the occurrence of any additional acts or events); or (xvi) any written agreement, supervisory agreement, resolution, memorandum of understanding, consent order, cease and desist order, capital order, or condition of any regulatory order or decree with or by the DFI or FDIC or any other Government Authority.

Diablo has made available to Heritage true and correct copies of all Diablo Scheduled Contracts, including all amendments and supplements. Diablo has performed in all material respects all of the obligations required to be performed by it to date under the Diablo Scheduled Contracts, and is not in material default under, or in material breach of, any term or provision of Diablo Scheduled Contracts and no event has occurred that, with the giving of notice or the passage of time, or both, would constitute a default or breach any the Scheduled Contract. To Diablo’s knowledge, no party to a Diablo Scheduled Contract is in or has given notice of default thereunder.

(l)   Deposit Summary.   Diablo has made available to Heritage a summary of the amounts and types of the deposits held by Diablo as of September 30, 2006 and the weighted average interest rates being paid thereon as of such date (the “Deposit Summary”). The Deposit Summary and other data and information provided by Diablo, relating to assets, liabilities and business of Diablo are true in all material respects as of the date thereof.

(m)  Intellectual Property.   Diablo owns or possesses valid and binding licenses and other rights to use without payment all material patents, copyrights, trade secrets, trade names, service marks and trademarks used in its business; and Diablo has not received any notice with respect thereto that asserts the rights of others. Diablo has in all material respects performed all the obligations required to be performed by them, and is not in default in any material respect under any licenses, contract, agreement, arrangement or commitment relating to any of the foregoing.

(n)   Undisclosed Liabilities.   Diablo does not have any material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due or material liabilities for federal, state or local taxes or assessments or material liabilities under any agreement that are not reflected in or disclosed in the Diablo Financial Statements, except (i) those liabilities and expenses incurred in connection with the transaction contemplated by this Agreement or incurred in the ordinary course of business and consistent with prudent business practices since September 30, 2006 or (ii) as disclosed in the Disclosure Schedule. Diablo does not know of any basis for the assertion against it of any liability, obligation or claim (including, without limitation, that of any regulatory authority) that is likely to result in or cause a Material Adverse Effect on Diablo.

(o)   Litigation.   Except as set forth in the Disclosure Schedule, there are no actions, claims, suits, investigations, reviews or other legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to the knowledge of Diablo, threatened against or affecting Diablo or any of its properties or for which Diablo is obligated to indemnify a third party at law or in equity, by or before any Governmental Authority. No matter described in the Disclosure Schedule would reasonably be anticipated to result in a Material Adverse Effect with respect to Diablo or materially and adversely affect the transactions contemplated by this Agreement, and Diablo does not know or have any reason to be aware of any basis for the same. No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the knowledge of Diablo, threatened against Diablo that questions the validity of this Agreement or the agreements contemplated hereby, including, but not limited to, the Merger Agreement, or any actions taken or to be taken by Diablo pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby. Diablo is not subject to any outstanding and unsatisfied order, judgment, writ, injunction, decree, arbitration ruling, award.

(p)   Compliance with Laws and Permits.   Except as set forth in the Disclosure Schedule, Diablo is in compliance with, and is not in default (or with the giving of notice or the passage of time will be in default) under, or in violation of, (i) any provision of its Articles of Incorporation or Bylaws (ii) any permit, concession, grant, franchise, license, authorization, (iii) order, judgment, writ, injunction, decree, arbitration ruling, award or, (iv) any law, statute, federal, state or local law, ordinance, rule or regulation applicable to Diablo or its assets, operations, properties or businesses now conducted or heretofore conducted, which noncompliance or violation would, individually or in the aggregate, reasonably be anticipated to have a Material Adverse Effect. Diablo has all material licenses and permits that are necessary for the conduct of its business, and such licenses are in full force an effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on Diablo.

(q)   Insider Loans.   The Disclosure Schedule contains a listing, current as of the date of this Agreement, of all outstanding extensions of credit to any of Diablo’s executive officers and directors and their related interests (as defined under Federal Reserve Board Regulation O) made by Diablo, all of which have been made in compliance with Regulation O, which listing is true, correct and complete in all material respects.

(r)   Community Reinvestment Act.   Diablo is in Compliance with the Community Reinvestment Act (12 U.S.C. Section 2901 et seq.) (“Community Reinvestment Act”) and all regulations promulgated thereunder, and Diablo has provided Heritage access to copies of Diablo’s current Community Reinvestment Act Statement, all letters and written comments received by Diablo since January 1, 2003 pertaining thereto and any responses by Diablo to such comments. Diablo had a rating of “satisfactory” or better as of its most recent Community Reinvestment Act compliance examination and knows of no reason why it would not receive a rating of “satisfactory” or better at its next Community Reinvestment Act compliance examination or why any other governmental entity may seek to restrain, delay or prohibit the transactions contemplated by this Agreement as a result of any act or omission of Diablo under the Community Reinvestment Act.

(s)   Fair Lending Laws.   Diablo is in material compliance with the Fair Lending Laws and all regulations promulgated thereunder. Diablo has not received any notices of any violation of said acts or any of the regulations promulgated thereunder, nor does Diablo have any notice of, or knowledge of, any threatened administrative inquiry, proceeding or investigation with respect to Diablo’s compliance with said acts.

(t)   Consumer Compliance Laws.   All loans of Diablo have been made substantially in accordance with all applicable statutes and regulatory requirements at the time such loan or any renewal thereof, including without limitation Regulation Z (12 C.F.R. Section 226 et seq.) issued by the Federal Reserve, the Federal Consumer Credit Protection Act (15 U.S.C. Section  601 et seq.) and all statutes and regulations governing the operations of California banking corporations.

(u)   Bank Secrecy Act.   Diablo is in material compliance with the Bank Secrecy Act (31 U.S.C. Section 5322 et seq.) (“Bank Secrecy Act”) and all regulations promulgated thereunder or related state or federal anti-money laundering laws, regulations and guidelines including (i) those provisions and federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers, and Diablo has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts.

(v)   Patriot Act.   Diablo has adopted such procedures and policies as are, in the reasonable judgment of  Diablo management, necessary or appropriate to comply with Title III of the USA Patriot Act (Pub. L. No. 107-56) (“Patriot Act”) and is in such compliance in all material respects.

(w)  Regulatory Matters.   (i) Diablo is not a party or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with or a commitment letter or similar submission to, or extraordinary supervising letter from any Governmental Authority, (ii) has not been advised by, or has knowledge of facts which are reasonably expected to give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any order, decree, agreement, memorandum of understanding, commitment letter, supervising letter or similar submission, and (iii) except for normal examinations conducted by a Governmental Authority in the regular course of the business of Diablo, or as set forth in the Disclosure Schedule, no Governmental Authority has initiated any proceeding or, to the knowledge of Diablo threatened, any investigation, into the business or operations of Diablo since December 31, 2005. To the knowledge of Diablo, there is no material unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examination of Diablo.

(x)   Bank Regulation Reports.   Diablo has timely filed all material reports, including Reports of Condition and Income (“Call Reports”), together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2003 with (i) the DFI, (ii) the FDIC or (iii) any other bank regulatory Governmental Authority, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Diablo has previously made available to Heritage true and correct copies of all DFI and FDIC filings made during calendar years 2004, 2005, and 2006.

(y)   Absence of Certain Changes or Events.   Except as set forth in the Disclosure Schedule, since December 31, 2005, there has not been (i) any change, event, development or effect which, individually or together with any other change, event, development or effect, has had or would reasonably be expected to have a Material Adverse Effect on Diablo; (ii) any amendment to the Articles of Incorporation or Bylaws of Diablo; (iii) any declaration, setting aside or payment of any dividend or any other distribution in respect of the capital stock of Diablo; or (iv) any change by Diablo in accounting principles or methods or tax methods, except as required or permitted by, the Financial Accounting Standards Board or by any Governmental Authority having jurisdiction over Diablo. Except as set forth in the Disclosure Schedule or the contemplation of this transaction since December 31, 2005, Diablo has carried on its businesses in all material respects in the ordinary course.

(z)   Taxes.

(i)      Diablo has or will have timely and properly filed or caused to be filed with the appropriate taxing authorities all Tax Returns that are required to be filed by or with respect to it. To the knowledge of Diablo, such returns are true and correct and complete in all material respects. All Taxes which have become due pursuant to such Tax Returns or pursuant to assessments received by Diablo, as well as all other taxes due and payable, except to the extent adequately reserved therefor in accordance with GAAP have been paid. With respect to any taxable year or period beginning prior to and ending after the Closing Date, Diablo will timely pay in full or accrue in accordance with GAAP all Taxes and Tax liabilities for the period ending at the Effective Time. Diablo has not been the subject of any audit or other examination of Taxes by the tax authorities of any state or locality and no such audit or other examination is pending or, to Diablo’s knowledge, contemplated, nor has Diablo received any notices from any taxing authority relating to any issue which could materially affect the Tax liability of Diablo. No waiver has been granted extending the time for examination of any Diablo Tax Returns. Diablo has properly accrued all liabilities for Taxes.

(ii)     Diablo has not been included in any “consolidated” “unitary” or “combined” Tax Return provided for under the laws of any jurisdiction or any state or locality with respect to Taxes, for any taxable period.

(iii)    the Disclosure Schedule sets forth, for each taxable period ending during the period beginning January 1, 2003, and ended December 31, 2006, all jurisdictions in which Diablo (A) has filed an income or franchise Tax Return or (B) has been included in a consolidated, combined, group, or unitary income or franchise Tax Return.

(iv)    Diablo has complied in all material respects with all applicable laws, rules and regulations relating to the payment and withholding of Taxes and has duly and timely withheld from amounts due to employees and others on account of salaries, wages and other compensation or payments due and has paid over to the appropriate taxing authorities all amounts required to be so withheld and paid over for all periods under all applicable laws.

(v)      Diablo has provided Heritage access to copies of (A) all income, franchise or other Tax Returns of Diablo relating to the taxable periods since January 1, 2003 and (B) any audit report issued relating to any Taxes due from or with respect to Diablo with respect to its income, assets or operation.

(vi)    neither Diablo nor any other Person on its behalf has (A) agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by Diablo or has any knowledge that the IRS has proposed in writing any such adjustment or change in accounting method, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the business or operations of Diablo or (B) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, local or foreign law with respect to Diablo.

(vii)   there is no contract or agreement under which Diablo has, or may at any time in the future have, an obligation to assume, share, or contribute to the payment of any portion of Taxes (or any amount calculated with reference to any portion of Taxes) of any other Person.

(viii)  Diablo is not a party to any contract, plan or agreement, which, individually or collectively with respect to any Person, could give rise to the payment of any amount that would not be deductible by Diablo or a successor by reason of Section 280G or Section 162(m) of the Code, but determined without regard to the effects of any payment made pursuant to any obligation entered into after the Effective Time.

(ix)    Diablo is not contesting any Tax liability, has not granted any power-of-attorney related to Tax matters to any Person, or received or requested any private tax ruling addressed specifically to Diablo from any taxing authority (foreign or domestic).

(x)      no action, suit, proceeding, investigation, arbitration, audit, claim or assessment is presently or, to the knowledge of Diablo, proposed to be asserted or commenced by any taxing authority with regard to any Taxes imposed on Diablo, or for which Diablo may, to the knowledge of Diablo, be liable. No issue has been asserted and not abandoned by any tax authority in any examination of Diablo by any taxing authority that, if raised with respect to the same or substantially similar facts arising in any other period not so examined, would result in a deficiency for such other period, if upheld.

(xi)    Diablo has not initiated any adjustment pursuant to Section 481 of the Code (or any similar provision of other laws or regulations) by reason of a change in accounting method or otherwise or entered into any agreement with any Government Authority under Treasury Regulations Section 1.481-4 to take the amount of any Section 481 adjustments into account over a time period that extends beyond Diablo’s current tax year.

(xii)   there are no liens for Taxes (other than for Taxes not yet due and payable) upon the assets of Diablo.

(xiii)  no indebtedness of Diablo consists of “corporate acquisition indebtedness” within the meaning of Section 279 of the Code or bears interest that is otherwise nondeductible pursuant to Section 163 of the Code.

(xiv)  Diablo is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(xv)    no claim has ever been made by any taxing authority in a jurisdiction where Diablo does not file Tax Returns that it is, or may be, subject to taxation by that jurisdiction.

(xvi)  Diablo has not engaged in a “confidential corporate tax shelter” within the meaning of Section 6111(d) of the Code and Treasury Regulations Section 301.6111-2, as in effect prior to the enactment of the American Jobs Creation Act of 2004, or a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(aa) Trust Administration.   Diablo does not presently exercise trust powers, including, but not limited to, trust administration, and has not exercised such trust powers for a period of at least 3 years prior to the date hereof. The term “trusts” includes (i) any and all common law or other trusts between an individual, corporation or other entities and Diablo, as trustee or co-trustee, including, without limitation, pension or other qualified or nonqualified employee benefit plans, compensation, testamentary, inter vivos, charitable trust indentures; (ii) any and all decedents’ estates where Diablo is serving or has served as a co-executor or sole executor, personal representative or administrator, administrator de bonis non, administrator de bonis non with will annexed, or in any similar fiduciary capacity; (iii) any and all guardianships, conservatorships or similar positions where Diablo is serving or has served as a co-grantor or a sole grantor or a conservator or a co-conservator of the estate, or any similar fiduciary capacity; and (iv) any and all agency and/or custodial accounts and/or similar arrangements, including plan administrator for employee benefit accounts, under which Diablo is serving or has served as an agent or custodian for the owner or other party establishing the account with or without investment authority.

(bb) Labor and Other Employment.   Except as set forth in the Disclosure Schedule, (i) Diablo is in compliance in all material respects with all applicable federal and California or other applicable law respecting employment and employment practices, terms and conditions of employment and wages and hour, and has not and is not engaged in any unfair labor practice as determined by the National Labor Relations Board (“NLRB”); (ii) no unfair labor practice charge or complaint against Diablo is pending before the NLRB; (iii) there is no labor strike, slowdown, stoppage or material labor dispute pending or, to the knowledge of Diablo, threatened against or involving Diablo; (iv) to the knowledge of Diablo, no representation question exists respecting the employees of Diablo; (v) no collective bargaining agreement is currently being negotiated by Diablo and Diablo is not and has not been a party to a collective bargaining agreement; (vi) Diablo is not experiencing and has not experienced any material labor difficulty during the last three years; (vii) no grievance or arbitration proceeding is pending or to Diablo’s knowledge currently threatened; (viii) Diablo does not have any Equal

Employment Opportunity Commission or any other Governmental Authority charges or other claims of employment discrimination pending or, to Diablo’s knowledge, currently threatened against Diablo; (ix) Diablo does not have any wage and hour claim or investigation pending before or by any Governmental Authority, and to its knowledge no such claim or investigation has been threatened; (x) Diablo has not had any occupation health and safety claims against it; (xi) Diablo is in compliance in all material respects with the terms and provisions of the Immigration Reform and Control Act of 1986, as amended, and all related regulations promulgated thereunder (the “Immigration Laws”); and (xii) there has been no “mass layoff” or “plant closing” by Diablo as defined in the Federal Workers Adjustment Retraining and Notification Act (“WARN”) or state law equivalent, or any other mass layoff that would trigger notice pursuant to WARN or state law equivalent within 90 days prior to the Closing Date. To the knowledge of Diablo, Diablo has never been the subject of any inspection or investigation relating to its compliance with or violation of the Immigration Laws, nor has it been warned, fined or otherwise penalized by reason of any such failure to comply with the Immigration Laws, nor is any such proceeding pending or to Diablo’s knowledge, threatened. Except as set forth in the Disclosure Schedule, there exists no employment, consulting, severance, indemnification agreement or deferred compensation agreement between Diablo and any director, officer or employee of the Company or any agreement that would give any Person the right to receive payment from Diablo as a result of the merger.

(cc) Employee Benefit Plans.

(i)      Each Employee Plan is listed in the Disclosure Schedule. For purposes of this Agreement, the term “Employee Plans” shall mean (i) all “employee benefit plans” (as such term is defined in Section 3(3) of ERISA) of which Diablo or any member of the same controlled group of corporations, trades or businesses as Diablo within the meaning of Section 4001(a)(14) of ERISA (for purposes of this Section, an “ERISA Affiliate”) is a sponsor or participating employer or as to which Diablo or any of its ERISA Affiliates makes contributions or is required to make contributions and (ii) any employment, severance or other agreement, plan, arrangement or policy of Diablo or of any of its ERISA Affiliates (whether written or oral) providing for insurance coverage (including self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, or for profit sharing, deferred compensation, bonuses, stock options, stock appreciation, stock awards, stock based compensation or other forms of incentive compensation or post-termination insurance, compensation or benefits.

(ii)     Except as set forth in the Disclosure Schedule, (A) neither Diablo nor any of its ERISA Affiliates maintains or sponsors, or makes or is required to make contributions to any Employee Plan, (B) none of the Employee Plans is a “multiemployer plan,” as defined in Section 3(37) of ERISA, (C) none of the Employee Plans is a “defined benefit pension plan” within the meaning of Section 3(35) of ERISA, (D) each of the Employee Plans has been administered and maintained in material compliance with all terms, conditions and provisions of such Employee Plan and all provisions of ERISA, the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) and all other applicable laws, and (E) all government reports and filings required by law have been properly and timely filed and all information required to be distributed to participants or beneficiaries has been distributed with respect to each Employee Plan. Neither Diablo nor any ERISA Affiliate has any formal plan or commitment whether legally binding or not, to create any additional Employee Plan, or modify or change any existing Employee Plan that would affect any employee or terminated employee of Diablo or any ERISA Affiliate.

(iii)    Except as set forth in the Disclosure Schedule, the consummation of the transactions contemplated by this Agreement will not (A) entitle any employee of Diablo to severance pay under any Employee Plan, (B) accelerate the funding, time of payment or vesting or trigger any payment of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Employee Plans or (C) result in any breach or violation of, or default under, any of the Employee Plans.

(iv)    Diablo has delivered or made available to Heritage true and complete copies of: (A) each of the Employee Plans and any related funding and service agreements thereto (including insurance contracts, investment management agreements, subscription and participation agreements and recordkeeping contracts) including all amendments, (B) the currently effective summary plan description and summary of material modifications pertaining to each of the Employee Plans, (C) the three most recent annual reports for each of the Employee Plans (including all relevant schedules), (D) the most recently filed PBGC Form 1 (if applicable); and (E) the most recent IRS determination letter for each Employee Plan which is intended to constitute a qualified plan under Section 401 of the Code and any requests for rulings, determinations, or opinions pending with respect to an Employee Plan with the IRS or any other governmental agency.

(v)      With respect to each Employee Plan that is subject to Title IV of ERISA (i) no amount is due or owing from Diablo or its ERISA Affiliates to the Pension Benefit Guaranty Corporation or to any “multiemployer plan” as defined in Section 3(37) of ERISA on account of any withdrawal therefrom and (ii) no such Employee Plan has been terminated other than in accordance with ERISA or at a time when the Employee Plan was not sufficiently funded to satisfy all liabilities thereof. The transactions contemplated hereunder, including without limitation the termination of the Employee Plans at or prior to the Effective Time, shall not result in any such withdrawal or other liability under any applicable laws.

(vi)    To the knowledge of Diablo, none of the Employee Plans, nor any trust created thereunder nor any trustee, fiduciary or administrator thereof, has engaged in any transaction which could reasonably be expected to subject Diablo to any material tax or material penalty on prohibited transactions imposed by Section 4975 of the Code or Section 406 of ERISA or to any material civil penalty imposed by Section 502 of ERISA. None of the Employee Plans subject to Title IV of ERISA has been completely or partially terminated nor has there been any “reportable event,” as such term is defined in Section 4043(b) of ERISA, with respect to any of such Employee Plans within the 12 month period ending on the date hereof, nor has any notice of intent to terminate been filed or given with respect to any such Employee Plan. There has been no withdrawal by Diablo or any of its ERISA Affiliates that is a substantial employer from a single-employer plan which is a Employee Plan and which has two or more contributing sponsors at least two of whom are not under common control, as referred to in Section 4063(b) of ERISA.

(vii)   None of the Employee Plans nor any trust created thereunder has incurred any “accumulated funding deficiency” as such term is defined in Section 412 of the Code, whether or not waived. Neither Diablo nor any of its ERISA Affiliates has provided or is required to provide any security to any Employee Plan pursuant to Section 401(a)(29) of the Code. Each of the Employee Plans which is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter from the IRS and Diablo has no knowledge of any fact which could adversely affect the qualified status of any such Employee Plan. All contributions required to be made to each of the Employee Plans under the terms of the Employee Plan, ERISA, the Code or any other applicable laws have been timely made. The Diablo Financial Statements properly reflect all amounts required to be accrued as liabilities to date under each of the Employee Plans. Except as set forth in the Disclosure Schedule, there is no Employee Plan or other contract, agreement or benefit arrangement covering any employee of Diablo which, individually or collectively, would give rise to the payment of any amount which would constitute an “excess parachute payment” (as defined in Section 280G of the Code).

(viii)  Each Employee Plan which is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) that Diablo is a party to has been operated and administered in compliance with Section 409A of the Code and IRS Notice 2005-1 and the other proposed  and final guidance under Section 409A of the Code.

(ix)    No Employee Plan which is a nonqualified deferred compensation plan has been “materially modified” (within the meaning of IRS Notice 2005-1) at any time after October 3, 2004, and no event has occurred that would be treated by Section 409A(b) of the Code as a transfer of property for purposes of Section 83 of the Code.

(x)      There have occurred and there exists no pending or, to Diablo’s knowledge, threatened litigation, investigations, proceedings, disputes, actions or controversies involving the Employee Plans with any of the IRS, Department of Labor, Pension Benefit Guaranty Corporation, any current or former participant in the Employee Plans or any other person claiming rights under the Employee Plans.

(xi)    Other than as set forth in the Disclosure Schedule, to the knowledge of Diablo, neither Diablo nor any of its ERISA Affiliates has used the services of (A) workers for more than one year who have been provided by a third party contract labor supplier (e.g., an outside temporary placement agency) or who may otherwise be eligible to participate in any of the Employee Plans or to an extent that would reasonably be expected to result in the disqualification of any of the Employee Plans or the imposition of penalties or excise taxes with respect to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority, (B) temporary employees who have been directly hired by Diablo or any of its ERISA Affiliates for more than six months or who may otherwise be eligible to participate in any of the Employee Plans or to an extent that would reasonably be expected to result in disqualification of any of the Employee Plans or the imposition of penalties or excise taxes with respect to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority or (C) individuals who have provided services to Diablo or any of its ERISA Affiliates as independent contractors for more than six months or who may otherwise be eligible to participate in the Employee Plans or to an extent that would reasonably be expected to result in the disqualification of any of the Employee Plans or the imposition or penalties or excise taxes with respect to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority.

(dd) Derivatives.   Diablo is not a party to or has agreed to enter into an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivative contract (including various combinations thereof) or owns securities that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives.”

(ee) Environmental.   Except as set forth in the Disclosure Schedule:

(i)      All of the properties and operations of Diablo are in compliance in all material respects with all Environmental Laws applicable to such properties and operations.

(ii)     Diablo has all material permits, licenses, and authorizations which are required for its respective operations under Environmental Laws.

(iii)    No Hazardous Substances exist on or within, or have been used, generated, stored, treated, manufactured, produced, processed, transported, disposed of on, or released from, any of the properties of Diablo in regulated quantities or concentrations, except in accordance in all material respects with Environmental Laws. Diablo has no knowledge that any prior owners, occupants or operators of any such property or any other property in which it has a security interest, ever deposited, disposed of, or allowed to be deposited or disposed of, in, on, or under or handled or processed on, or released, emitted or discharged from, such properties any Hazardous Substances in regulated quantities or concentrations except in accordance in all material respects with Environmental Laws, or to the knowledge of Diablo that any prior or present owners, occupants or operators of any properties in which it holds a security interest, mortgage or other lien or interest and would be deemed an “owner or operator” of such property under any Environmental Law, deposited or disposed of, in, on or under or handled and/or processed on, or released, emitted or discharged from, such properties any Hazardous Substances except in accordance in all material respects with Environmental Laws. The use which Diablo has made and makes of its properties will not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Substance in regulated quantities or concentrations on, in, or from any of such properties, except in accordance in all material respects with applicable Environmental Laws.

(iv)    There is no action, suit, proceeding, investigation, or inquiry before any court, administrative agency or other Governmental Authority pending, or, to the knowledge of Diablo, threatened against Diablo relating to any material violation of any applicable Environmental Law, nor does Diablo have any reason to believe that any of the above will be forthcoming. To its knowledge, Diablo does not have any material liability for remedial action with respect to a violation of an Environmental Law, nor has it received any written requests for information relating to any alleged material violations of any Environmental Law from any Governmental Authority with respect to the condition, use, or operation of any of its properties nor has it received any notice from any Governmental Authority or any written notice from any other person with respect to any alleged material violation of or alleged material liability for any remedial action under any Environmental Law, nor does Diablo have any reason to believe that any of the above will be forthcoming.

(v)      Diablo has made available to Heritage true and complete copies and results of any reports, studies, analyses, or monitoring possessed or initiated by Diablo pertaining to Hazardous Substances, including any Phase I or Phase II reports, relating to properties owned by Diablo.

(vi)    As used in this Section, the term “Environmental Law” means, but is not limited to, any and all Federal, state and local laws, statutes, charters or ordinances, and any rules, regulations, binding interpretation, promulgated policy, court order or consent decree issued pursuant to any of the foregoing which pertains to health and safety as it related to Hazardous Substance handling or exposure or protection of the environment, including the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C. Section 9601, et seq. (“CERCLA”), the Resource Conservation and Recovery Act of 1976, 42 U.S.C. Section 6901, et seq. (“RCRA”), the Occupational Safety and Health Act, 29 U.S.C. Section 651, et seq. (as it relates to the use of, or exposure to, Hazardous Substances), the Clean Air Act, 42 U.S.C. Section 7401, et seq., the Clean Water Act, 33 U.S.C. Section 1251, et seq., the Toxic Substance Control Act, 15 U.S.C. Section 2601, et seq., the Carpenter-Presley-Tanner Hazardous Substance Account Act, as amended, Chapter 6.8 of the California Health and Safety Code, Section 25300, et seq., and the Hazardous Waste Control Law, Chapter 6.5 of the California Health and Safety Code, Section 25100, et seq. as it relates to Hazardous Substance handling or exposure (the latter two statutes being referred to herein as the “State Acts”), and any and all regulations promulgated thereunder, and all similar laws, regulations, and requirements of any Governmental Authority having jurisdiction over the environmental activities of Diablo, its Subsidiaries or of their respective properties as such laws, regulations, and requirements may be in effect on the date hereof.

(vii)   As used in this Section, the term “Hazardous Substance” shall mean (A) any “hazardous waste” as defined by CERCLA and the State Acts, as such acts are in effect on the date hereof, and any and all regulations promulgated thereunder; (B) any “hazardous substance” as such term is defined by CERCLA; (C) any “regulated substance” as defined by the State Acts; (D) asbestos requiring abatement, removal or encapsulation pursuant to the requirements of Governmental Authorities; (E) polychlorinated biphenyls; (F) petroleum products; (G) ”hazardous chemicals” or “extremely hazardous substances” in quantities sufficient to require reporting, registration, notification and/or optional treatment or handling under the Emergency Planning and Community Right to Know Act of 1986, as amended; (H) any “hazardous chemical” in levels that would result in exposure greater than is allowed by permissible exposure limits established pursuant to the Occupational Safety and Health Act of 1970; (I) any substance that requires reporting, registration, notification, removal, abatement and/or special treatment, storage, handling or disposal, under Sections 6, 7 and 8 of the Toxic Substance Control Act (15 U.S.C. Section 2601); (J) any toxic or hazardous chemical described in 29 C.F.R. 1910.1000-1047 in levels that would result in exposure greater than those allowed by the permissible exposure limits pursuant to such regulations; and (K) any (1) ”hazardous waste,” (2) ”solid waste” capable of causing a “release or threatened release” that present an “imminent and substantial endangerment” to the public health and safety of the environment, (3) ”solid waste” that is capable of causing a “hazardous substance incident,” (4) ”solid waste” with respect to which special requirements are imposed by applicable Governmental Authorities upon the generation, transportation thereof as such terms are defined and used within the meaning of the State Acts or (E) any “pollutant” or “toxic pollutant” as such term is defined in the Federal Clean Water Act, 33 U.S.C. Sections 1251-1376, as amended, by Public Law 100-4, February 4, 1987, and the regulations promulgated thereunder, including 40 C.F.R. Sections 122.1 and 122.26.

(viii)  As used in this Section, the term “properties” shall include: all real estate property now owned or leased by Diablo and property as to which Diablo holds any security interest, deed of trust, mortgage or other lien and would be deemed an “owner or operator” of such property pursuant to any Environmental Law.

(ff)  Insurance.   Diablo has in effect policies of insurance with respect to its assets and business against such casualties and contingencies and in such types and forms as in the judgment of its management are appropriate for its business, operations, properties and assets. Diablo has made available to Heritage copies of all policies of insurance and bonds carried and owned by Diablo as of the date hereof, which copies are complete and accurate in all material respects. Diablo is not in default under any such policy of insurance or bond such that it is reasonably likely to be cancelled. No notice of cancellation or material amendments has been received with respect to existing material policies and no coverage thereunder with respect to any material claims is being disputed.

(gg) Fairness Opinion.   Diablo has received from Howe Barnes Hoefer & Arnett, Inc., a fairness opinion, dated as of the date of this Agreement, to the effect that the Merger Consideration is fair to the holders of Diablo Common Stock from a financial point of view.

(hh) Governmental Approvals And Other Conditions.   Diablo has not to its knowledge taken or intend to take any action, nor does it have knowledge of any fact or circumstance, that in its judgment would materially impede or delay the consummation of the transactions contemplated by this Agreement or the ability of the parties to obtain any approval of any regulatory authority required for the transactions contemplated by this Agreement or to perform their covenants and agreements under this Agreement. To the knowledge of Diablo, there is no reason relating specifically to Diablo why (a) the approvals that are required to be obtained from regulatory authorities having approval authority in connection with the transactions contemplated hereby should not be granted, (b) such regulatory approvals should be subject to a condition which would differ from conditions customarily imposed by such regulatory authorities in orders approving acquisitions of the type contemplated hereby or (c) any of the conditions precedent as specified in Article IX hereof to the obligations of any of the parties hereto to consummate the transactions contemplated hereby are unlikely to be fulfilled within the applicable time period or periods required for satisfaction of such condition or conditions.

(ii)  Fees.   Other than financial advisory services performed for Diablo by Howe Barnes Hoefer & Arnett, Inc. pursuant to the terms of the engagement agreement included in the Disclosure Schedule, neither Diablo nor any of its officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees in connection with this Agreement or the transactions contemplated hereby.

(jj)   Statements True and Correct.   None of the information supplied or to be supplied by Diablo for inclusion in the Form S-4 or in the Proxy Statement, or incorporated by reference therein, will, in the case of the Proxy Statement, when it is first mailed to the shareholders of Diablo, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading or, in the case of the Form S-4, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders of Diablo, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy at the Diablo Shareholders’ Meeting. Notwithstanding anything to the contrary set forth in this Section 5.2(kk), Diablo makes no representation or warranty with respect to any information supplied by Heritage or HBC for inclusion in the Form S-4 or Proxy Statement.

(kk) Accurate Disclosure.   Diablo agrees that through the Effective Time, each of its reports and other filings required to be filed with any applicable bank regulatory Governmental Authority will comply in all material respects with all of the applicable statutes, rules and regulations enforced or promulgated by such Governmental Authority with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any such report, or other filing that is intended to present the financial position of Diablo will fairly present, in all material respects, the financial position of Diablo and will be prepared in accordance with GAAP consistently applied during the periods involved. Notwithstanding anything to the contrary set forth in this Section 5.1(kk), Diablo makes no representation or warranty with respect to any information supplied by Heritage or HBC for inclusion in such reports.

Section 5.2   Representations and Warranties of Heritage.   Heritage represents and warrants to Diablo that:

(a)   Organization.

(i)    Each of Heritage and HBC are California corporations duly organized, validly existing and in good standing under the laws of the State of California and each has all requisite power and authority, corporate and otherwise, to own, operate and lease their respective assets and properties and to carry on their respective business substantially as it has been and is now being conducted. Each of Heritage and HBC are duly qualified to do business and is in good standing in each jurisdiction where the character of their respective assets or properties owned or leased by it or the nature of the business transacted by it requires that it be so qualified, except where the failure to so qualify would not have a Material Adverse Effect on Heritage and HBC.

(ii)   Each of Heritage and HBC have all requisite corporate power and authority to enter into this Agreement and, (subject to the approval of this Agreement by its shareholder in the case of HBC) and the receipt of all requisite regulatory approvals and the expiration of any applicable waiting periods, to consummate the transactions contemplated hereby.

(iii)  HBC is authorized by the DFI in accordance with the California Financial Code to conduct a commercial banking business. The deposits of HBC are insured by the FDIC in the manner and fullest extent provided by applicable law and all premiums and assessments required to be paid in connection therewith have been paid when due.

(iv)  True and complete copies of the Articles of Incorporation and Bylaws of Heritage and HBC, as amended to date, have been delivered to Diablo. The corporate record books, transfer books and stock ledgers of Heritage and HBC are complete and accurate in all material respects and reflect all meetings, consents and other material actions of the organizers, incorporators, stockholders, Boards of Directors and committees of the Boards of Directors of Heritage and HBC, and all transactions in its capital stock, since their respective inceptions.

(b)   Authorization.   The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly approved and authorized by each of the respective boards of directors of Heritage and HBC, and all necessary corporate action on the part of Heritage and HBC has been taken, subject to the approval of this Agreement and the Merger by the affirmative vote of a majority of the outstanding shares of HBC Common Stock (all of which are owned by Heritage). This Agreement has been duly executed and delivered by Heritage and HBC and constitutes the valid and binding obligation of each of them and is enforceable against each of them, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws or equitable principles or doctrines.

(c)   Conflicts and Approvals.   Subject to the second sentence of this Section 5.2(c), the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any violation, breach or termination of, or default or loss of a material benefit under, permit the acceleration of any obligation under, require the giving of notice or obtaining consent under, or result in the creation of any material lien, charge or encumbrance on any property or assets under, any provision of the Articles of Incorporation or Bylaws of Heritage or HBC, or any mortgage, indenture, lease, agreement or other instrument, permit, concession, grant, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to either of them or their respective properties, other than any such conflicts, violations or defaults which (i) will be cured or waived prior to the Effective Time. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental

Authority is required by or with respect to Heritage or HBC in connection with the execution and delivery of this Agreement or the consummation by Heritage and HBC of the transactions contemplated hereby or thereby except for: (a) the filing and approval of all required regulatory applications or notifications by Heritage, Diablo and/or HBC for approval of the transactions contemplated by this Agreement; (b) the filing by Heritage of the Form S-4, which Diablo shall include the Proxy Statement for use in connection with the Diablo Shareholders’ Meeting and the SEC’s order declaring the Form S-4 effective; (c) the filing of the Merger Agreement and certificates of merger with respect to the Merger with the California Secretary of State and Commissioner; (d) filings and approval with and from the DFI and FRB, and (e) any filings, approvals or no-action letters with or from state securities authorities.

(d)   Subsidiary.   Except for subsidiary grantor trusts identified in the Heritage Financial Statements, neither Heritage nor HBC owns or controls any subsidiary. Neither Heritage HBC has any equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Heritage and HBC have not been conducted through any other direct or indirect subsidiary or Affiliate of Heritage or HBC.

(e)   Capitalization.   The entire authorized capital stock of Heritage consists of (i) 30,000,000 shares of Heritage Common Stock, of which 11,656,943 are issued and outstanding, 752,983 additional shares of which have been reserved for issuance to holders of outstanding stock options under the Heritage 2004 Stock Option Plan and the Heritage 1994 Tandem Stock Option Plan (“Heritage Stock Option Plans”), and (ii) 10,000,000 shares of preferred stock, no par value per share, of which no shares are issued and outstanding. Except for options issued under the Heritage Stock Option Plans and 51,000 shares issuable pursuant to a Restricted Stock Agreement dated March 17, 2005 between Heritage and its Chief Executive Officer, there are no (i) other outstanding equity securities of any kind or character, including but not limited to preferred stock, (ii) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, Heritage to purchase or otherwise acquire any security of or equity interest in Heritage or (iii) outstanding subscriptions, options, rights, warrants, calls, convertible securities, irrevocable proxies or other agreements or commitments obligating Heritage to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital stock of any class. All of the issued and outstanding shares of Heritage Common Stock have been duly authorized, validly issued and are fully paid and non-assessable, and have not been issued in violation of the preemptive rights of any person. Such shares of Heritage Common Stock have been issued in full compliance with applicable law.

(f)   Heritage SEC Reports.

(i)    Heritage has filed all reports, statements, forms, schedules, registration statements, prospective, proxy statement and other documents required to be filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended (“Exchange Act”), Exchange Act or the Securities Act, as the case may be, since December 31, 2003 (“Heritage SEC Reports”). Each of the Heritage SEC Reports, at the time of its filing, complied in all material respects, and each of Heritage SEC Reports to be filed after the date hereof, shall comply in all material respects, with the requirements of the Exchange Act or Securities Act, as applicable, and the rules and regulations of the SEC promulgated thereunder and other federal, state and local laws, rules and regulations applicable to such documents, and did not at the time filed, and will not, if filed subsequent to the date hereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made or will be made, not misleading.

(ii)   Each required form, report and document containing financial statements that Heritage has filed with or furnished to the SEC since July 31, 2002 was accompanied by the certifications required to be filed or furnished by Heritage’s Chief Executive Officer and Chief Financial Officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification (i) was true and accurate and complied with the Sarbanes-Oxley Act, (ii) did not contain any qualifications or exceptions to the matters certified therein, except as otherwise permitted under the Sarbanes-Oxley Act, and (iii) has not been modified or withdrawn. As of the date of this Agreement, neither Heritage nor any of its officers has received notice from any governmental entity questioning or challenging the accuracy, completeness, content, form or manner of filing or furnishing of such certifications.

(g)   Financial Statements and Accounting Records.   Heritage has furnished to Diablo true and complete copies of (i) the audited consolidated balance sheets of Heritage as of December 31, 2004 and 2005, and the related audited statements of income, stockholders’ equity and cash flows for the years ended December 31, 2003, 2004 and 2005, (ii) an unaudited consolidated balance sheet of Heritage as of September 30, 2006, and the related unaudited statement of income for the nine-month period ended September 30, 2006 (such balance sheets and the related statements of income, stockholders’ equity and cash flows are collectively referred to herein as the “Heritage Financial Statements”). The Heritage Financial Statements fairly present, in all material respects, the financial position of Heritage as of the respective dates thereof and the results of operations and cash flows of Heritage for the periods then ended, in conformity with GAAP, applied on a basis consistent with prior periods (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the fact that they do not contain all of the footnote disclosures required by GAAP). Heritage makes and keeps accurate books and records and maintains a system of internal accounting controls over financial reporting that are sufficient to provide reasonable assurance that transactions are properly recorded and records are kept which accurately and fairly reflect, in all material respects, financial activities of Heritage, so as to permit the preparation of Heritage’s financial statements in conformity with GAAP. Since December 31, 2005, Heritage has not been advised of (i) any significant deficiencies in the design or operation of internal controls that could adversely affect the ability of Heritage to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the internal controls of Heritage.

(h)   Title to Assets.   Each of Heritage and HBC have good and indefeasible title to all of their respective assets and properties reflected in the Heritage Financial Statements or acquired subsequent thereto, free and clear of Encumbrances, except (i) as noted in the Heritage Financial Statements, (ii) statutory liens not yet delinquent, (iii) consensual landlord liens, (iv) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (v) pledges of assets in the ordinary course of business to secure public funds deposits, and (vi) those assets and properties disposed of for fair value in the ordinary course of business since September 30, 2006.

(i)   Litigation.   There are no actions, claims, suits, investigations, reviews or other legal, quasi-judicial or administrative proceedings of any kind or nature now pending or, to the knowledge of Heritage, threatened against or affecting Heritage or HBC, or for which Heritage or HBC is obligated to indemnify a third party at law or in equity, by or before any Governmental Authority or any of its properties which, if adversely determined, would have, individually or in the aggregate, a Material Adverse Effect on Heritage and HBC (taken as a whole), and Heritage does not know or have any reason to be aware of any basis for the same. No legal action, suit or proceeding or judicial, administrative or governmental investigation is pending or, to the knowledge of Heritage, threatened against Heritage or HBC that questions the validity of this Agreement or the agreements contemplated hereby, including, but not limited to, the Merger Agreement, or any actions taken or to be taken by Heritage or HBC pursuant hereto or thereto or seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

(j)    Compliance with Laws and Permits.   Each of Heritage and HBC is in compliance with, and is not in default (or with the giving of notice or the passage of time will be in default) under, or in violation of, (i) any provision of their respective Articles of Incorporation or Bylaws, (ii) any permit, concession, grant, franchise, license, authorization, order, judgment, writ, injunction, decree, award or, (iii) any law, statute, federal, state or local law, ordinance, rule or regulation applicable to Heritage or HBC or their respective assets, operations, properties or businesses now conducted or heretofore conducted, including the Community Reinvestment Act, Fair Lending Laws, Regulation Z, the Bank Secrecy Act and the Patriot Act, which noncompliance or violation would, individually or in the aggregate, reasonably be anticipated to have a Material Adverse Effect on Heritage and HBC (taken as a whole). Each of Heritage and HBC have all material licenses and permits that are necessary for the conduct of their respective business, and such licenses are in full force an effect, except for any failure to be in full force and effect that would not, individually or in the aggregate, have a Material Adverse Effect on Heritage and HBC (taken as a whole).

(k)   Regulatory Actions.   (i) Neither Heritage nor HBC is not a party or subject to any order, decree, agreement, memorandum of understanding or similar arrangement with or a commitment letter or similar submission to, or extraordinary supervising letter from any Governmental Authority or (ii) has been advised by, or has knowledge of facts which are reasonably expected to give rise to an advisory notice by, any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any order, decree, agreement, memorandum of understanding, commitment letter, supervising letter or similar submission.

(l)   Bank Regulatory Reports.   Each of Heritage and HBC have timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2003 with (i) the DFI, (ii) the FDIC, (iii) Federal Reserve Board (“FRB”), and (iv) any other bank regulatory Governmental Authority, and has paid all fees and assessments due and payable in connection therewith. As of their respective dates (and without giving effect to any amendments or modifications filed after the date of this Agreement with respect to reports and documents filed before the date of this Agreement), each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all of the statutes, rules and regulations enforced or promulgated by the authority with which they were filed and did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(m)  Absence of Certain Changes or Events.   Since December 31, 2005, there has not been (i) any change, event, development or effect which, individually or together with any other change, event, development or effect, has had or would reasonably be expected to have a Material Adverse Effect on Heritage and HBC (taken as a whole); (ii) any amendment to the Articles of Incorporation or Bylaws of Heritage or HBC; (iii) any declaration, setting aside or payment of any dividend or any other distribution in respect of the capital stock of Heritage, other than regular quarterly dividends; or (iv) any change by Heritage in accounting principles or methods or tax methods, except as required or permitted by, the Financial Accounting Standards Board or by any Governmental Authority having jurisdiction over Heritage or HBC. Except for contemplation of this transaction since December 31,

2005, Heritage and HBC have carried on their respective businesses in all material respects in the ordinary course.

(n)   Statements True and Correct.   None of the information supplied or to be supplied by Heritage and HBC for inclusion in the Form S-4 or in the Proxy Statement, or incorporated by reference therein, will, in the case of the Proxy Statement, when it is first mailed to the shareholders of Diablo, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which such statements are made, not misleading or, in the case of the Form S-4, when it becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the meeting of shareholders of Diablo, be false or misleading with respect to any material fact or omit to state any material fact necessary to correct any statement or remedy any omission in any earlier communication with respect to the solicitation of any proxy at the Diablo Shareholders’ Meeting. Notwithstanding anything to the contrary set forth in this Section 5.2(n), Heritage makes no representation or warranty with respect to any information supplied by Diablo for inclusion in the Form S-4 or Proxy Statement.

(o)   Accurate Disclosure.   Heritage and HBC agree that through the Effective Time, each of its reports and other filings required to be filed with any applicable bank regulatory Governmental Authority will comply in all material respects with all of the applicable statutes, rules and regulations enforced or promulgated by such Governmental Authority with which it will be filed and none will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they will be made, not misleading. Any financial statement contained in any such report, or other filing that is intended to present the financial position of Heritage or HBC (or as on a consolidated basis) will fairly present, in all material respects, the financial position of Heritage and HBC (or as on a consolidated basis) and will be prepared in accordance with GAAP consistently applied during the periods involved. Notwithstanding anything to the contrary set forth in this Section 5.2(o). Neither Heritage nor HBC makes no representation or warranty with respect to any information supplied by Diablo for inclusion in any such reports.

(p)   Fees.   Except for fees paid to RBC Capital Markets, neither Heritage nor HBC, or any of their respective officers, directors, employees or agents has entered into any agreement or arrangement with any broker or finder that could require Heritage or HBC to pay any financial advisory fees, brokerage fees, commissions or finder’s fees in connection with this Agreement or the transactions contemplated hereby.

(q)   Community Reinvestment Act.   HBC is in Compliance with the Community Reinvestment Act (12 U.S.C. Section 2901 et seq.) (“Community Reinvestment Act”) and all regulations promulgated thereunder, and Heritage has provided Diablo access to copies of HBC’s current Community Reinvestment Act Statement, all letters and written comments received by Heritage or HBC since January 1, 2003 pertaining thereto and any responses by Heritage or HBC to such comments. HBC had a rating of “satisfactory” or better as of its most recent Community Reinvestment Act compliance examination and knows of no reason why it either would not receive a rating of “satisfactory” or better at its next Community Reinvestment Act compliance examination or why any other governmental entity may seek to restrain, delay or prohibit the transactions contemplated by this Agreement as a result of any act or omission of HBC under the Community Reinvestment Act.

(r)   Bank Secrecy Act.   Heritage and HBC are in material compliance with the Bank Secrecy Act (31 U.S.C. Section 5322 et seq.) and all regulations promulgated thereunder or related state or federal anti-money laundering laws, regulations and guidelines including (i) those provisions and federal regulations requiring (a) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers, and Heritage and HBC have properly certified all foreign deposit accounts and have made all necessary tax withholdings on all of its deposit account.

(s)   Patriot Act.   Heritage and HBC have adopted such procedures and policies as are, in the reasonable judgment of  their respective managements, necessary or appropriate to comply with Title III of the USA Patriot Act (Pub. L. No. 107-56) and is in such compliance in all material respects.

(t)   Taxes.   Heritage and HBC have (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns required to be filed at or prior to the Effective Time, and to the knowledge of Heritage, such Tax Returns are true and correct and complete in all material respects, and (ii) paid in full or made adequate provision in the consolidated financial statements of Heritage (in accordance with GAAP) for all Taxes, with such provisions being based on estimates made by Heritage in good faith. No deficiencies for any Taxes have been proposed or assessed in writing with respect to Heritage or HBC, other than amounts which have been otherwise provided for or which are immaterial to the financial statements of Heritage. There are no Liens for Taxes upon the assets of Heritage or HBC except for statutory liens for current Taxes not yet due. Neither HBC nor Heritage has requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no waiver has been requested or granted extending the time for examination of any Heritage or HBC Tax Returns. Neither Heritage nor HBC is a party to any agreement providing for the allocation or sharing of Taxes (other than such an agreement exclusively between Heritage and HBC).

(u)   Absence of Undisclosed Liabilities.   To the knowledge of Heritage, and except for items for which reserves have been established in Heritage’s most recent audited consolidated balance sheets and interim unaudited consolidated balance sheets, which have been delivered to Diablo and which do not reflect any overstated assets, neither Heritage nor HBC has incurred, and is not legally obligated with respect to, any material indebtedness, liability (including, without limitation, a liability arising out of an indemnification, guarantee, hold harmless or similar arrangement) or obligation (accrued or contingent, whether due or to become due, and whether or not subordinated to the claims of its general creditors), and that alone or when combined with all similar liabilities has, had, or could reasonably be expected to have, a Material Adverse Effect on Heritage. Other than any regular quarterly dividend by Heritage, no cash, stock or other dividend or any other distribution with respect to Heritage Common Stock has been declared, set aside or paid except in accordance with the Heritage Stock Option Plans and a Restricted Stock Agreement existing of the date hereof.

ARTICLE VI
COVENANTS OF HERITAGE AND HBC

Heritage and HBC covenant and agree with Diablo as follows:

Section 6.1   Material Adverse Changes; Reports; Financial Statements; Filings.

(a)    Heritage will promptly notify Diablo of any event of which Heritage obtains knowledge which may materially and adversely affect the business, financial condition, or results of operations of either Heritage or HBC.

(b)   Heritage will furnish to Diablo, (i) monthly unaudited consolidated balance sheets and statements of operations for Heritage and HBC; and (ii) as soon as available, all letters and communications sent by Heritage to its shareholders and all reports filed by Heritage or HBC with the SEC, the FRB, the FDIC, the DFI and any other Governmental Authority.

Section 6.2   Rule 144 Compliance.   From and after the Effective Time, Heritage shall file all reports with the SEC necessary to permit the shareholders of Diablo who may be deemed “underwriters” (within the meaning of Rule 145 under the Securities Act) of the Diablo Common Stock to sell Heritage Common Stock received by them in connection with the Merger pursuant to Rules 144 and 145(d) under the Securities Act if they would otherwise be so entitled.

Section 6.3   Access.   Between the date hereof until the Effective Time, Heritage and HBC will authorize and permit Diablo, its representatives, accountants and counsel, to have reasonable access during normal business hours, on two (2) Business Days notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Heritage and HBC, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to their business affairs, financial condition, assets and liabilities as Diablo may from time to time reasonably request. Heritage and HBC shall permit Diablo, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Heritage and HBC with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as is necessary or reasonably appropriate for the purposes of familiarizing itself with the businesses and operations of Heritage and HBC, obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement by any Governmental Authority and conducting an evaluation of the assets and liabilities of Heritage and HBC.

Section 6.4   Listing of Heritage Stock.   Heritage shall use commercially reasonable efforts to have the shares of Heritage Common Stock to be issued in the Merger listed on the NASDAQ Global Select Market as of the Effective Date upon notice of issuance.

Section 6.5   Appointment of Heritage Directors.   Prior to the Effective Time Heritage shall take all the necessary steps so that at the Effective Time (i) the number of directors of Heritage shall be increased by two and (ii) John J. Hounslow and Mark E. Lefanowicz shall be added to the Heritage board of directors and serve until their successors are duly elected and qualified. Following the Effective Time, (i) Heritage shall nominate Hounslow and Lefanowicz as directors at the Heritage annual meetings for 2007 (if the Effective Time precedes the Heritage Annual Meeting for 2007), and (ii) Heritage shall nominate Hounslow and Lefanowicz as directors at the Heritage Annual Meetings for 2008 and 2009, provided they have satisfactorily complied with Heritage board of director’s policies in effect from time to time, and, if the Effective Time shall precede the Heritage annual meeting for 2007, for 2007.

Section 6.6   Participation in Subsequent Transactions.   During the period that this Agreement is pending prior to the Effective Time, Heritage shall not enter into any agreement with any unaffiliated third party concerning any purchase or acquisition of Heritage or HBC or substantially all of their respective assets by any unaffiliated third party through any type of corporate reorganization, stock acquisition or exchange, asset purchase or other similar transaction (a “Heritage Transaction”) unless such Heritage Transaction expressly provides (i) for the assumption of the obligations under the terms of this Agreement by Heritage or any successor entity and (ii) that the shareholders of Diablo upon exchange of their Diablo Common Stock will be entitled to receive consideration in such Heritage Transaction as if their shares of Diablo Common Stock had been converted into Heritage Common Stock at the effective time of such Heritage Transaction, without giving effect to any adjustment to the Exchange Ratio that would have otherwise been required pursuant to Section 2.2(a)(ii) hereof.

Section 6.7   Benefit Plans.

(a)    Subject to Section 6.7(b), (c) and (d), as soon as administratively practicable after the Effective Time, Heritage and HBC shall take all reasonable action so that employees of Diablo shall be entitled to participate in each employee benefit plan, program or arrangement of Heritage and

HBC of general applicability (the “Heritage and HBC Benefit Plans”) to the same extent as similarly-situated employees of Heritage and HBC (it being understood that inclusion of the employees of Diablo in the Heritage and HBC Benefit Plans may occur at different times with respect to different plans), provided however, that coverage shall be continued under corresponding Benefit Plans of Diablo until such employees are permitted to participate in the Heritage and HBC Benefit Plans and provided further, however, that nothing contained herein shall require Heritage or HBC to make any grants to any former employee of Diablo under any discretionary equity compensation plan of Heritage and HBC. Heritage and HBC shall cause each Heritage and HBC Benefit Plan in which employees of Diablo are eligible to participate to recognize, for purposes of determining eligibility to participate in, the vesting of benefits and for all other purposes (but not for accrual of pension benefits or allocation of shares under the Heritage ESOP Plan) under the Heritage and HBC Benefits Plans, the service of such employees with Diablo to the same extent as such service was credited for such purpose by Diablo, provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Nothing herein shall limit the ability of Heritage and HBC to amend or terminate any of Diablo’s Benefit Plans in accordance with and to the extent permitted by their terms at any time permitted by such terms.

(b)   At and following the Effective Time, Heritage and HBC shall honor, and shall continue to be obligated to perform, in accordance with their terms, and benefit obligations to, and contractual rights of former employees of Diablo existing as of the Effective Date, as well as all employment, severance, deferred compensation, “change-in-control” agreements, plans or policies of Diablo set forth on Section 5.1(k) of the Disclosure Schedule (unless terminated by any agreement entered into as of or after the date hereof), provided such agreements, plans or policies are not superseded by similar agreement, plans or policies of Heritage or HBC, provided further, this provision shall not prevent Heritage or HBC from amending, suspending, or terminating any such agreements to the extent permitted by the respective terms of such agreements plans or policies.

(c)    Heritage in its sole discretion, may elect to terminate the Diablo 401(k) Plan or to discontinue contributions to the Diablo 401(k) Plan following the Effective Time, to cause Diablo to terminate the Diablo 401(k) Plan to be effective at the Effective Time, or to merge the Diablo 401(k) Plan with and into the Heritage 401(k) Plan after the Effective Time. In no event shall the Diablo 401(k) Plan be merged with and into the Heritage 401(k) Plan, however, unless Heritage determines, in its reasonable judgment, that: (i) the Diablo 401(k) Plan is a qualified plan under Section 401(a) of the Code, both as to the form of the Diablo 401(k) Plan and as to its operation; and (ii) there are no facts in existence that would be reasonably likely to adversely affect the qualified status of the Diablo 401(k) Plan. If Heritage determines in its sole discretion not to merge the Diablo 401(k) Plan into the Heritage 401(k) Plan and that the Diablo 401(k) Plan should be terminated prior to the Effective Time, Diablo agrees to use its commercially reasonable efforts to have the Diablo 401(k) Plan terminated prior to the Effective Time and to obtain an IRS determination that the Diablo 401(k) Plan continues to be qualified upon termination.

(d)   Employees of Diablo who are covered under Diablo dental and health insurance plans immediately prior to the Effective Date shall become eligible to participate in any of the medical, dental, disability or other health plans of Heritage or HBC. Heritage shall, or shall cause HBC to, (i) waive any preexisting conditions (subject, in the case of plans other than medical plans (which medical plans include, among other benefits, in-patient/out-patient hospital care, mental health and prescription coverage), to Heritage’s reasonable efforts to obtain carrier approval), waiting periods and actively at work requirements under such plans, and (ii) cause such plans to honor any expenses incurred by such employees and their beneficiaries under similar plans of Diablo during the portion of the calendar year prior to such participation for purposes of satisfying applicable deductibles, co-

insurance requirements and maximum out-of-pocket expenses. Notwithstanding the foregoing, no such action will cause the plans to violate applicable legal requirements.

Section 6.8   Compliance with Anti-Money Laundering Laws.   From the date hereof through the Effective Time, Heritage and HBC will not take any action or omit to take any action that may result, individually or in the aggregate with any other actions or omissions, in a material violation of the Bank Secrecy Act, the anti-money laundering laws and regulations or the policies and procedures of Heritage or HBC with respect to the foregoing.

ARTICLE VII
COVENANTS OF DIABLO

Diablo covenants and agrees with Heritage and HBC as follows:

Section 7.1   Access.   (a) Between the date hereof and the Effective Time, Diablo will authorize and permit Heritage, its representatives, accountants and counsel, to have access during normal business hours, on two (2) Business Days notice and in such manner as will not unreasonably interfere with the conduct of the businesses of Diablo, to all properties, books, records, branch operating reports, branch audit reports, operating instructions and procedures, tax returns, tax settlement letters, contracts and documents, and all other information with respect to its business affairs, financial condition, assets and liabilities as Heritage may from time to time reasonably request. Diablo shall permit Heritage, its representatives, accountants and counsel to make copies of such books, records and other documents and to discuss the business affairs, condition (financial and otherwise), assets and liabilities of Diablo with such third Persons, including, without limitation, its directors, officers, employees, accountants, counsel and creditors, as is necessary or reasonably appropriate for the purposes of familiarizing itself with the businesses and operations of Diablo, obtaining any necessary orders, consents or approvals of the transactions contemplated by this Agreement by any Governmental Authority and conducting an evaluation of the assets and liabilities of Diablo. Upon reasonable request by Heritage, Diablo shall make its chief financial officer and controller available to discuss with Heritage and its representatives Heritage’s ongoing due diligence and review of Diablo’s operations. Diablo will cause its independent outside auditors to make available to Heritage, its accountants, counsel and other agents, such personnel, work papers and other documentation of such firm relating to its work papers and its audits of the books and records of Diablo as may be requested by Heritage in connection with its review of the foregoing matters.

(b)   The Chairman of the Board or President of Heritage, or in their absence another representative of Heritage shall be invited by Diablo to attend all regular and special board of directors and committee meetings of Diablo from the date hereof until the Effective Time. Diablo shall inform Heritage of all such Board meetings at least five (5) Business Days in advance of each such meeting; provided, however, that the attendance of such representative of Heritage shall not be permitted at any meeting, or portion thereof, for the sole purpose of discussing the transaction contemplated by this Agreement or the obligations of Diablo under this Agreement or matters involving attorney-client privilege.

Section 7.2   Material Adverse Changes; Reports; Financial Statements; Filings Notifications.

(a)    Diablo will promptly notify Heritage (i) of any event of which Diablo obtains knowledge which may materially and adversely affect the business, financial condition, prospects or results of operations of Diablo; or (ii) any event, development or circumstance other than the transactions contemplated by this Agreement that, to the knowledge of Diablo, will or, with the passage of time or the giving of notice or both, is reasonably expected to result in the loss to Diablo of the services of any executive officer of Diablo (no knowledge will be imputed to Diablo for purposes of this subsection (a) of any such event, development or circumstance if it is known only by the executive officer whose services will be lost).

(b)   Diablo will furnish to Heritage, as soon as practicable, but in no event later than 20 days after the end of the month (i) a copy of any report submitted to the board of directors of Diablo and access to the working papers related thereto and copies of other operating or financial reports prepared for management of any of its businesses and access to the working papers related thereto provided, however, that Diablo need not furnish Heritage any privileged communications of or memoranda prepared by its legal counsel in connection with the transactions contemplated by, and the rights and obligations of Diablo under this Agreement; (ii) monthly unaudited balance sheets and statements of operations for Diablo; (iii) as soon as available, all letters and communications sent by Diablo to its shareholders and all reports filed by Diablo with the DFI and FDIC and any other Governmental Authority; and (iv) such other reports as Heritage may reasonably request relating to Diablo.

(c)    Diablo shall promptly upon learning of such information, advise Heritage in writing of any event or any other transaction within its knowledge whereby any Person or related group of Persons acquires, directly or indirectly, record or beneficial ownership or control (as defined in Rule 13d-3 promulgated by the SEC under the Exchange Act) of 5% or more of the outstanding Diablo Common Stock prior to the record date fixed for the Diablo Shareholders’ Meeting or any adjourned meeting thereof to approve this Agreement and the transactions contemplated herein.

(d)   Diablo shall notify Heritage regarding receipt from any tax authority of any notification of the commencement of an audit, any request to extend the statue of limitations, any statutory notice of deficiency, any revenue agent’s report, any notice of proposed assessment, or any other similar notification of potential adjustments to the tax liabilities of Diablo, or any actual or threatened collection enforcement activity by any tax authority with respect to tax liabilities of Diablo.

Section 7.3   Certain Loans and Other Extensions of Diablo.   Diablo will promptly inform Heritage of the amounts and categories of any loans, leases or other extensions of credit that have been classified by any Governmental Authority or by any internal or external loan reviewer of Diablo as “Substandard,” “Doubtful,” “Loss” or any comparable classification, providing with respect to each such credit the aggregate dollar amount, the classification category, credit type and office. Diablo will furnish to Heritage, as soon as practicable, and in any event by the earlier of (i) five (5) Business Days of the information becoming available or (ii) 20 days after the occurrence of such event, schedules including a listing of the following:  (a) loans or leases charged off during the previous month, showing with respect to each such loan or lease, the credit type and office; (b) loans or leases written down during the previous month, including with respect to each the original amount, the write-off amount, credit type and office; (c) other real estate or assets owned, stating with respect to each its credit type; (d) a reconciliation of the allowance for loan and lease losses, identifying specifically the amount and sources of all additions and reductions to the allowance (which may be by reference to specific portions of another schedule furnished pursuant to this Section 7.3 and, in the case of unallocated adjustments, shall disclose the methodology and calculations through which the amount of such adjustment was determined). Diablo will promptly provide to Heritage (and not later than 5 days after delivery) reports, write-ups and other documents provided to the Diablo Board of Directors Loan Committee and Diablo Officers Loan Committee.

Section 7.4   Delivery Of Supplements To Disclosure Schedule.   Diablo will promptly supplement or amend the Disclosure Schedule with respect to any matter hereafter arising which, if existing or occurring at or prior to the date of this Agreement, would have been required to be set forth or described in such Disclosure Schedule or which is necessary to correct any information in the Disclosure Schedule or in any representation and warranty made by Diablo which has been rendered inaccurate thereby. For purposes of determining the accuracy of the representations and warranties of Diablo contained in Article IX hereof in order to determine the fulfillment of the conditions set forth in Section 9.2(a) and 9.2(b) hereof as of the date of this Agreement, the Disclosure Schedule shall be deemed to include only that information contained therein on the date of this Agreement.

Section 7.5   Shareholder Approval.   Diablo shall seek and shall use its best efforts to obtain the approval of its shareholders, in accordance with the applicable provisions of the Diablo’s Articles of Incorporation and Bylaws, the CGCL and this Agreement, at a duly called and noticed meeting of the Diablo shareholders to be held for the purpose of voting to adopt this Agreement (the “Diablo Shareholders’ Meeting”) and subject to the fiduciary duties as set forth in Section 7.6, the Diablo board of directors shall (i) recommend adoption of this Agreement and the approval of the Merger by the Diablo Shareholders (the “Diablo Board Recommendation”), (ii) solicit and use its best efforts to obtain such adoption and approval, and (iii) not withdraw, amend or modify in any manner adverse to Heritage, the Diablo Board Recommendation or take any other action or make any public statement in connection with the Diablo Shareholders’ Meeting inconsistent with the Diablo Board Recommendation, subject to Section 7.6. Notwithstanding any change in Diablo Board recommendation, this Agreement shall be submitted to the Diablo Shareholders at the Diablo Shareholders’ Meeting for the purpose of approving this Agreement, the Merger and nothing contained in Section 7.6 or this Section 7.5 shall relieve Diablo of such obligation. Diablo shall use its best efforts to cause the Diablo Shareholders Meeting to be held on the first date as is reasonably practicable after the date hereof or such other date as the parties shall mutually agree. In addition, during the term of this Agreement, Diablo shall not submit to the vote of the Diablo Shareholders any Acquisition Proposal other than the Merger.

Section 7.6   Certain Transactions.

(a)    Diablo shall and shall cause its Affiliates and any of its respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents immediately to, cease any discussions or negotiations with any other Person or Persons that may be ongoing with respect to any Acquisition Proposal. Diablo will not and will cause its Affiliates, and any of its respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents not to take, any action (i) to encourage, solicit, initiate or facilitate, directly or indirectly, the making or submission of any Acquisition Proposal, (ii) to enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal, or to agree to approve or endorse any Acquisition Proposal or enter into any agreement, arrangement or understanding that would require Diablo to abandon, terminate or fail to consummate the Merger, or any other transaction contemplated by this Agreement, (iii) to initiate or participate in any way in any discussions or negotiations with, or furnish or disclose any information to, any Person (other than Heritage) in connection with any Acquisition Proposal, (iv) to facilitate or further in any other manner any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or (v) to grant any waiver or release under any standstill, confidentiality or similar agreement entered into by Diablo or any of its Affiliates or representatives; provided, however, that prior to obtaining the approval of the Diablo Shareholders pursuant to Section 7.5 (but in no event after obtaining the approval of the Diablo Shareholders pursuant to Section 7.5), Diablo, in response to an unsolicited Acquisition Proposal that did not result from a breach of this Section 7.6(a) and otherwise in compliance with its obligations under Section 7.6(c), may participate in discussions with or furnish information to, any Person (other than Heritage) which makes such unsolicited Acquisition Proposal if (A) such action is taken subject to a confidentiality agreement with terms taken as a whole not more favorable to such third party than the terms of the Diablo Confidentiality Agreement (as in effect on the date hereof) and (B) after consultation with independent financial advisors, and after receiving written advice from outside legal counsel to Diablo, a majority of the members of the entire Diablo board of directors reasonably determines in good faith by resolution that such Acquisition Proposal is a Superior Proposal and that it is necessary to take such actions in order to comply with the fiduciary duties of Diablo board of directors under applicable law. Without limiting the foregoing, Heritage and Diablo agree that any violation of the restrictions set forth in this Section 7.6(a) by any Affiliate, officer, director, employee, representative, consultant, investment banker, attorney, accountant or other agent of Diablo, whether or not such

Person is purporting to act on behalf of Diablo, or any of its Affiliates, shall constitute a breach by Diablo of this Section 7.6(a). Diablo shall enforce, to the fullest extent permitted under applicable law, the provisions of any standstill, confidentiality or similar agreement entered into by Diablo or any of its Affiliates or representatives including, but not limited to, where necessary to obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the term and provisions thereof in any court having jurisdiction.

(b)   Neither the Diablo board of directors nor any committee thereof shall (i) withdraw, modify or amend, or propose to withdraw, modify or amend, in a manner adverse to Diablo, the Diablo Board Recommendation, (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal or (iii) resolve to do any of the foregoing; provided, however, that Diablo may recommend to the Diablo Shareholders an Acquisition Proposal and, in connection therewith, withdraw or modify its approval or recommendation of the Merger if (w) Diablo has complied with its obligations under Section 7.6(a) and (c), (x) the Acquisition Proposal is a Superior Proposal, (y) all the conditions to Diablo’s right to terminate this Agreement in accordance with Section 10.l(f) have been satisfied (including the expiration of the five (5) Business Day period described therein and the payment of all amounts required pursuant to Section 10.2(b) and (z) simultaneously with such withdrawal, modification or recommendation, this Agreement is terminated in accordance with Section 10.l(f).

(c)    In addition to the obligations of Diablo set forth in paragraph (a), on the date of receipt or occurrence thereof, Diablo shall advise Heritage of any request for information with respect to any Acquisition Proposal or of any Acquisition Proposal, or any inquiry, proposal, discussion or negotiation with respect to any Acquisition Proposal, the terms and conditions of such request, Acquisition Proposal, inquiry, proposal, discussion or negotiation and Diablo shall, within two (2) Business Days of the receipt thereof, promptly provide to Heritage copies of any written materials received by Diablo in connection with any of the foregoing, and the identity of the Person making any such Acquisition Proposal or such request, inquiry or proposal or with whom any discussion or negotiation is taking place. Diablo shall keep Heritage fully informed of the status and material details (including amendments or proposed amendments) of any such request or Acquisition Proposal and keep Heritage fully informed as to the material details of any additional information requested of or provided by Diablo and as to the details of all continuing discussions or negotiations with respect to any such request, Acquisition Proposal, inquiry or proposal, and shall provide to Heritage within two (2) Business Days of receipt thereof all written materials received by Diablo with respect thereto. Diablo shall promptly provide to Heritage any non-public information concerning Diablo, provided to any other Person in connection with any Acquisition Proposal which was not previously provided to Heritage.

(d)   Diablo shall immediately request each Person which has heretofore executed a confidentiality agreement in connection with its consideration of acquiring Diablo or any portion thereof to return all confidential information heretofore furnished to such Person by or on behalf of Diablo, and Diablo shall use its commercially reasonable efforts to have such information returned.

Section 7.7   Shareholder Agreements.   Each director and executive officer of Diablo, as a shareholder of Diablo Common Stock, has executed and delivered to Heritage on the date of this Agreement a shareholder agreement (each, a “Shareholder Agreement”) substantially in the form attached hereto as Exhibit B, committing each such person, among other things, to vote his or her shares of Diablo Common Stock in favor of this Agreement and the Merger at the shareholders’ meeting held for that purpose, granting a proxy for such shares to Heritage, and to certain representations and covenants.

Section 7.8   Affiliates.   At or prior to the Diablo Shareholders Meeting, (a) Diablo shall deliver to Heritage a letter identifying all persons who are then “affiliates” of Diablo for purposes of Rule 145 under the Securities Act and (b) Diablo shall advise the persons identified in such letter of the resale restrictions imposed by applicable securities laws and shall use its best efforts to obtain from each person identified in such letter a written agreement substantially in the form attached hereto as Exhibit C. Diablo shall use reasonable efforts to obtain from any person who becomes an affiliate of Diablo after Diablo’s delivery of the letter referred to above, and on or prior to the date of the Diablo Shareholders’ Meeting to approve this Agreement, a written agreement substantially in the form attached as Exhibit C hereto as soon as practicable after obtaining such status.

Section 7.9   Access to Operations.   Diablo shall afford to Heritage and its authorized agents and representatives, access, during normal business hours, to the operations, books, and other information relating to Diablo for the sole purpose of assuring an orderly transition of operations, including any data processing conversion, in the Merger. Heritage shall give reasonable notice for access to Diablo, and the date and time of such access will then be mutually agreed to by Heritage and Diablo. Heritage’s access shall be conducted in a manner which does not unreasonably interfere with Diablo’s normal operations, customers and employee relations and which does not interfere with the ability of Diablo to consummate the transactions contemplated by this Agreement.

Section 7.10   Access to Employees.   Diablo shall cooperate with Heritage with respect to any formal meetings or interviews with one or more employees called or arranged by Diablo and held for the purpose of discussing the transactions contemplated by this Agreement or their effect on such employees, with Heritage given the opportunity to participate in such meetings or interviews. This section 7.10 is not intended to apply to casual conversations about the transaction or informal meetings initiated by employees, or to prohibit discussion in general, but rather to allow Heritage a role in the formal presentation of the transaction to employees, and an opportunity to participate in the significant, formal meetings at which the transaction is explained and discussed. Heritage shall have the right, but not the obligation, within thirty (30) Business Days prior to the Effective Day, to provide training to employees of Diablo who will become employees of Heritage. Such training shall be at the expense of Heritage and shall be conducted during normal business hours. At the request of Heritage, Heritage shall compensate employees, in accordance with Diablo’s customary policies and practices, for the employee’s time being trained by Heritage. Diablo shall cooperate with Heritage to make such employees available for such training prior to Closing. Nothing in this Section 7.10 is intended, nor shall it be construed, to confer any rights or benefits upon any Persons other than Heritage, HBC or Diablo.

Section 7.11   Transition.   Commencing following the date hereof, and in all cases subject to applicable law and regulation, Diablo shall cooperate with Heritage and HBC to facilitate the integration of the parties and their respective businesses. Without limiting the generality of the foregoing, from the date hereof through the Closing Date and consistent with the performance of their day-to-day operations and the continuous operation of Diablo in the ordinary course of business, Diablo shall use its reasonable efforts to provide reasonable support, including requesting reasonable support from its outside contractors and vendors, and to reasonably assist Heritage and HBC in performing all tasks deemed reasonably necessary to integrate their respective businesses. Diablo shall cooperate with Heritage in minimizing the extent to which any contracts will continue in effect following the Effective Time, provided that this provision shall not require Diablo to give notice to any vendor that would result in the inability of Diablo to continue to operate its business in the ordinary course should the transactions contemplated by this Agreement not be consummated. Among other things, Diablo shall cooperate with Heritage to establish a mutually agreeable project plan to effectuate the conversion; use their commercially reasonable efforts to have Diablo’s outside contractors continue to support both the conversion effort and its needs until the conversion can be established; provide, or use its commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts requested by Heritage for use in planning the conversion, as soon as reasonably practicable.

Section 7.12   Stock Options.   Prior to the Effective Time, Diablo shall (a) use its best efforts to cause each holder of stock options, as listed in its Disclosure Schedule, to exchange any unexercised options prior to the Effective Time for the cash set forth in Section 2.4 and (b) take all actions necessary to cancel and terminate the Stock Option Plan, such cancellation and termination to be effective at the Effective Time. Each holder of such canceled Diablo stock options shall acknowledge that upon payment of such amount set forth in Section 2.4, no further liability shall accrue to Diablo or any successor thereto.

Section 7.13   Third Party Consents; Estoppel; Title.   Diablo shall use its reasonable efforts to obtain and deliver to Heritage prior to the Effective Time:

(a)    all third party consents to their respective mortgages, notes, leases, franchises, agreements, licenses and permits as may be necessary to permit the Merger and the transactions contemplated herein to be consummated without a material default, acceleration, breach or loss of rights or benefits thereunder with respect to any such item which is material to Diablo;

(b)   Lessor Estoppel Certificates, in the form satisfactory to Heritage, as applicable, relative to each of the leased properties identified the Disclosure Schedule; and

(c)    Documentation and proper recording thereof necessary to transfer title to any real property owned by Diablo to HBC.

ARTICLE VIII
FURTHER COVENANTS OF HERITAGE AND DIABLO

Section 8.1   Form S-4 and Proxy Statement.

(a)    As promptly as practicable but in no event later than 30 Business Days following execution of this Agreement, provided that such period shall be extended to the extent that any delay is solely attributable to Diablo’s failure to provide required information in a timely manner, Heritage shall, with cooperation of Diablo, prepare and file with the SEC a Form S-4, in which the Proxy Statement will be included as a prospectus. The parties hereto agree to provide the information necessary for inclusion in the Proxy Statement and Form S-4. Each of the parties will use its respective best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after it is filed. Subject to the provisions of Section 11.12, Heritage shall pay the costs (except Diablo’s legal and accounting fees) associated with the preparation and filing of the Form S-4, including the filing fees with the SEC and state securities law agencies. At the time the Form S-4 becomes effective, the Form S-4 will comply in all material respects with the provisions of Securities Act and the published rules and regulations thereunder, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not false or misleading, and at the times of mailing thereof to the Diablo Shareholders, at the times of the Diablo Shareholders’ Meeting and at the Effective Time, the Proxy Statement and prospectus included as part of the Form S-4, as amended or supplemented by any amendment or supplement filed by Heritage, will not contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not false or misleading.

(b)   After the date of the filing of the Form S-4 with the SEC, each of the parties agrees promptly to notify the other of and to correct any information furnished by such party that shall have become false or misleading in any material respect and to cooperate with the other to take all steps necessary to file with the SEC and have declared effective or cleared by the SEC any amendment or supplement to the Form S-4 so as to correct such information and to cause the Proxy Statement and prospectus as so corrected to be disseminated to the Diablo Shareholders to the extent required by applicable law.

(c)    Heritage shall take all required action with appropriate Governmental Authority under state securities or blue sky laws in connection with the issuance of Heritage Common Stock pursuant to this Agreement.

Section 8.2   Appropriate Actions; Consents; Filings.

(a)    The parties shall use their reasonable commercial efforts to (i) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise in order to consummate and make effective the transactions contemplated by this Agreement that are intended to be consummated prior to the Effective Time as promptly as practicable hereafter. Within 30 Business Days of executing this Agreement, Heritage, with the cooperation of Diablo (provided that such period shall be extended to the extent that any delay is solely attributable to Diablo’s failure to provide required information in a timely manner), shall file all required applications to (i) obtain from any Governmental Authority any required approvals required to be obtained or made by, or to avoid or cause to be withdrawn or terminated, without prejudice to the parties, any action or proceeding by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and the consummation of the Merger as contemplated hereby, and (iii) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement, the Merger required under (A) the BHCA, (B) the California Financial Code, (C) the Federal Deposit Insurance Act, (D) the Exchange Act, (E) the Securities Act, and any other applicable federal or state securities laws, and (F) any other applicable law; provided, however, that Heritage, HBC and Diablo shall cooperate with each other in connection with the preparation and making of all such filings, including, if requested and subject to applicable laws regarding the exchange of information by providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith provided, however, that the reviewing party agrees to act reasonably and as promptly as practicable. Heritage and Diablo shall furnish to each other all information reasonably required for any application or other filing under applicable law in connection with the transactions contemplated by this Agreement.

(b)   The parties shall give any notices to third parties, and use, reasonable efforts to obtain any third party consents, (i) necessary, proper or advisable to consummate the transactions contemplated in this Agreement or (ii) disclosed in the Disclosure Schedule. In the event that any party shall fail to obtain any such third party consent, that party shall use its commercially reasonable efforts, and shall take any such actions reasonably requested by the other party, to minimize any adverse effect on the consummation of the Merger on Heritage, HBC and Diablo, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

Section 8.3   Cooperation.   Each party covenants that it will use its commercially reasonable efforts to bring about the transactions contemplated by this Agreement as soon as practicable, unless this Agreement is terminated as provided herein. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement at the earliest practicable time. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of the parties, shall take all such necessary action. Each party shall use its reasonable best efforts to preserve for itself and the other parties hereto each available legal privilege with respect to the confidentiality of their negotiations and related communications, including the attorney-client privilege.

Section 8.4   Establishment of Accruals.   After all of the conditions set forth in Article IX have been satisfied or waived, if requested by Heritage, on the Business Day immediately prior to the Effective Date, Diablo shall, to the extent consistent with GAAP, establish such additional accruals and reserves as may be necessary to conform its accounting and credit loss reserve practices and methods to those of Heritage and HBC (as such practices and methods are to be applied to Diablo from and after the Effective Time) and reflect Heritage’s plans with respect to the conduct of Diablo’s business following the Merger and to provide for the costs and expenses relating to the consummation by Diablo of the transactions contemplated by this Agreement. The establishment of such accrual and reserves shall not, in and of itself, constitute a breach of any representation or warranty of Diablo contained in the Agreement or constitute a material adverse change in the business, operations, prospects or financial condition of Diablo. Diablo shall cooperate in all respects with Heritage and its directions authorized by this Section 8.4.

Section 8.5   [Intentionally deleted]

Section 8.6   Publicity.   The initial press release announcing this Agreement shall be a joint press release and thereafter Heritage and Diablo shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any Governmental Authority or with any national securities exchange with respect thereto. If any party hereto, on the advice of counsel, determines that a disclosure is required by law or by any applicable self-regulatory organization, it may make such disclosure without the consent of the other parties, but only after affording the other parties a reasonable opportunity to review and comment upon the disclosure.

Section 8.7   Notices and Communications.   Heritage shall consult with Diablo, and Diablo upon request shall assist Heritage and HBC, with respect to (a) sending necessary or appropriate customer notifications and communications as prepared by Heritage or HBC with Diablo’s approval, which approval shall not be unreasonably withheld, to advise such customers of the impending transaction and of Heritage or HBC’s plans following the Effective Time, and (b) taking or causing to be taken at the direction of and as agent for Diablo, all actions necessary to comply with the provisions of WARN, with respect to all employees of Diablo covered by such act who are to be terminated by Heritage or HBC within sixty days following the Effective Time, including the issuance of notices to such employees.

Section 8.8   Insurance Policies Assignment.

(a)    Diablo agrees to make commercially reasonable efforts to obtain consent to partial or complete assignments of any of their respective insurance policies if requested to do so by Heritage, to the extent necessary to maintain the benefits to Heritage of such policies as they apply to Diablo. Diablo shall also inform Heritage no later than the Effective Time of any material unfiled insurance claims of which it has knowledge and for which it believes coverage exists.

(b)   Diablo and Heritage shall cooperate to determine the most appropriate methodology to obtain “tail” insurance coverage at such limits, mutually agreeable to the parties, for Errors and Omissions, Bankers and Blanket Bond coverage.

Section 8.9   Indemnification of Directors and Officers.   (a) Heritage agrees that all rights to indemnification or exculpation now existing in favor of the directors, officers, employees and agents (the “Indemnified Parties”) of Diablo as provided in its Articles of Incorporation, Bylaws, charter documents, indemnification agreements or otherwise in effect as of the date hereof with respect to matters occurring prior to the Effective Time, shall survive the Merger and shall continue in full force and effect. Heritage further agrees that, following consummation of the Merger, to the greatest extent permitted by California law and the Articles of Incorporation and Bylaws of Heritage as in effect of the date hereof, it shall indemnify, defend and hold harmless individuals who were officers and directors of Diablo as of the date hereof or immediately prior to the Effective Time for any costs, expenses, judgments, fines, damages, liabilities, claims or losses incurred in connection with or arising out of their actions while a director or officer, including any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of, or pertaining to, matters existing or occurring at, or prior to, the Effective Time (but excluding matters relate to any claims Heritage or HBC may have against such Indemnified parties as a result of the terms of this Agreement) and shall pay the expenses, including attorneys’ fees, of such individual in advance of the final resolution of any claim to the fullest extent permitted under applicable law and upon demand by each such individual, provided, however such individuals shall first execute an undertaking acceptable to Diablo to return such advances in the event it is finally determined such indemnification is not allowed under applicable law. If Heritage or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Heritage shall assume all of the obligations set forth in this Section 8.9.

(b)   Prior to the Effective Time, Diablo shall purchase a “tail policy” covering persons serving as officers and directors of Diablo prior to the Effective Time for a period of up to five (5) years from the Effective Time with respect to acts or omissions occurring prior to the Effective Time which were committed by such officers and directors in their capacity as such, provided such “tail policy” shall not exceed 150% of the premium paid by Diablo on its Directors and Officers Liability Policy in effect as of the date hereof.

(c)   The provisions of this Section 8.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs and their representatives.

Section 8.10   Confidentiality.   All information disclosed by one party to any other party to this Agreement, whether prior or subsequent to the date of this Agreement including, without limitation, any information obtained pursuant to this Agreement or the negotiations relating to this Agreement, shall be kept confidential by such other party and shall not be used by such other party otherwise as herein contemplated. In the event that this Agreement is terminated, each party shall return all documents furnished hereunder, shall destroy all documents or portions thereof prepared by such other party that contain information furnished by another party pursuant hereto and, in any event, shall hold all information confidential unless or until such information is or becomes a matter of public knowledge. The Confidentiality Agreements shall remain in full force and effect following the Effective Time or termination of this Agreement.

ARTICLE IX
CONDITIONS TO THE PARTIES’ OBLIGATIONS TO CLOSE

Section 9.1   Conditions to Each Party’s Obligations to Close.   The respective obligations of Heritage and HBC, on the one hand, and Diablo, on the other, to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)    This Agreement and the Merger and the transactions contemplated hereby shall have received all requisite approvals of the Diablo Shareholders at the Diablo Shareholders’ Meeting.

(b)   No judgment, decree, injunction, order or proceeding shall be outstanding or threatened by any Governmental Authority which prohibits or restricts the consummation of, or threatens to invalidate or set aside, the Merger substantially in the form contemplated by this Agreement, unless counsel to the party against whom such action or proceeding was instituted or threatened renders to the other parties hereto a favorable opinion that such judgment, decree, injunction, order or proceeding is without merit and counsel to the other party concurs with such opinion.

(c)    No statute, rule, regulation, order, injunction or decree shall be outstanding or threatened by any Governmental Authority which prohibits or materially restricts the consummation of, or threatens to invalidate or set aside, the Merger substantially in the form contemplated by this Agreement or which would not permit the businesses presently carried on by Diablo, Heritage or HBC to continue materially unimpaired following the Effective Time, unless counsel to the party or parties against whom such action or proceeding was instituted or threatened renders to the other party or parties hereto a favorable opinion that such statute, rule, regulation, order, injunction or decree is without merit and counsel to the other party concurs with such opinion.

(d)   All required approvals from Governmental Authorities shall have been obtained and are in full force and effect and any and all applicable waiting periods shall have expired or terminated.

(e)    The Form S-4 shall have been declared effective by the SEC and shall not be the subject of any proceedings seeking or threatening a stop order. Heritage shall have received all authorizations as necessary to issue the Heritage Common Stock to consummate the Merger.

(f)    The shares of Heritage Common Stock to be issued in the Merger shall be approved for listing on the NASDAQ Global Select Market subject to official notice of issuance.

Section 9.2   Additional Conditions to Obligations of Heritage and HBC to Close.   The obligations of Heritage and HBC to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)   Representations and Warranties.   The representations and warranties of Diablo set forth in this Agreement (disregarding for all purposes of this Section 9.2(a) (i) any qualification or exception for, or reference to, materiality in such representations or warranties and (ii) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another specific date shall be true and correct as of such date); provided, however, that no representation or warranty of Diablo contained herein shall be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Section 5.1 has had or would be reasonably likely to have a Material Adverse Effect with respect to Diablo; provided, further, that the representations and warranties contained in (x) Sections 5.1(e) shall be deemed untrue and incorrect if not true and correct except to a de minimis extent (relative to Section 5.1(e) taken as a whole), (y) Section 5.1(a)(i), 5.1(f), 5.1(i), and 5.1(jj) shall be deemed untrue and incorrect if not true and correct in all material respects, and (z) Section 5.1(a)(ii), 5.1(b), 5.1(y)(i), 5.1(gg), 5.1(ii) and 5.1(jj) shall be deemed untrue and incorrect if not true and correct in all respects.

(b)   Each of the covenants and agreements of Diablo contained in this Agreement to be performed at or before the Effective Time shall have been duly performed in all material respects.

(c)    Any and all approvals or consents of any Governmental Authority which are necessary to consummate the Merger and the transactions contemplated hereby shall have been granted without the imposition of any conditions which Heritage deems, in its reasonable opinion, to materially adversely affect it or be materially burdensome.

(d)   Between the date of this Agreement and the Effective Time, there shall not have occurred any event that has had or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Diablo, whether or not such event, change or effect is reflected in the Disclosure Schedule as amended or supplemented after the date of this Agreement.

(e)    Diablo shall have redeemed in full the Diablo Preferred Stock immediately prior to the Effective Date for $32.00 per share in cash and for no other consideration, and pursuant to its terms.

(f)    Concurrently with the execution and delivery of this Agreement, each director and executive officer who is a shareholder of Diablo shall have executed and delivered to Heritage the Shareholder Agreement in the form attached as Exhibit B.

(g)    Heritage shall have received the written affiliates’ agreement described in Section 7.8 hereof and in the form attached hereto as Exhibit C.

(h)   The employment agreements, consulting agreements, termination agreements and non-compete agreements entered into as of the date hereof with the Key Employees shall not have been revoked, terminated or disavowed.

(i)    Heritage shall have received an opinion of Buchalter Nemer, a professional corporation in form and substance reasonably satisfactory to Heritage, to the effect that, on the basis of facts, representations and assumptions, set forth in such opinion, which are consistent with the state of facts existing, at the Effective Time, the Merger will qualify as a reorganization under Section 368 of the Code.

(j)     Diablo shall have obtained all third party consents listed on Schedule 9.2(j) of the Disclosure Schedule.

(k)   Heritage shall have received the resignation of each Diablo director effective as of the Effective Time.

(l)    The Dissenting Common Stock shall not exceed 5% of the Diablo Common Stock.

(m)  At least four Business Days prior to the Effective Time, Diablo shall provide Heritage with Diablo’s financial statements presenting the financial condition of Diablo as of the close of business on the last day of the last month ended prior to the Effective Time and Diablo’s results of operations for the following periods:  (i) September 30, 2006 through December 31, 2006 and (ii) January 1, 2007 through the close of business on the last day of the last month ended prior to the Effective Time of the Merger (the “Closing Financial Statements”). Such financial statements shall have been prepared in all material respects in accordance with GAAP (except as noted thereto and subject to recurring audit adjustments normal in nature and amount) and other applicable legal and accounting requirements, and reflect all period-end accruals and other adjustments. Such financial statements shall be accompanied by a certificate of Diablo’s chief financial officer, dated as of a date no earlier than two (2) Business Days prior to the Effective Time, to the effect that such financial statements continue to reflect accurately, as of the date of the certificate, the financial condition of Diablo in all material respects.

(n)   On the close of business on the last day of the month preceding the Closing Date, the Tangible Equity Capital of Diablo shall be within two percent (2%) of the following target (which target shall be increased dollar for dollar for any proceeds received by Diablo for the exercise of stock options under the Stock Option Plan in accordance with Section 2.4). If the Closing Date is:

On or before March 31, 2007	$18.3 million
After March 31, 2007 and on or before April 30, 2007	$18.6 million
After April 30, 2007 and on or before May 31, 2007	$18.9 million
After May 31, 2007	$19.1 million

“Tangible Equity Capital” means shareholders’ equity of Diablo reflected on the Closing Financial Statements (including common stock, paid in capital, retained earnings and excluding the Diablo

Preferred Stock) (x) minus goodwill and any other intangible assets, and (y) without giving effect to any impact from gains or losses on available for sale securities, and (z) without recognizing any change to Diablo’s equity resulting from actions taken by Diablo pursuant to or permitted by this Agreement (including those actions required by Section 9.2(p)) or with the written consent of Heritage or any expenses incurred in connection with this Agreement or the transactions contemplated hereunder (but excluding from this provision (z) the amounts paid to the holders of the Diablo Preferred Stock in accordance with Section 9.2(e)).

(o)   At the close of business on the last day of the month preceding the Effective Time, total deposits (excluding broker deposits) of Diablo, calculated pursuant to GAAP and any regulatory requirements, shall not be less than eighty-five percent (85%) of the average of total deposits for Diablo for the six-month period ending on the last day of the same month in the preceding year.

(p)   Diablo shall have amended or replaced its outstanding stock option agreements to the extent required to provide that none of the outstanding Diablo stock options provide for a deferral of compensation within the meaning of Section 409A of the Code, the Proposed Treasury Regulations thereunder, and other existing guidance issued by the Internal Revenue Service relating thereto.

(q)   Diablo shall have delivered at Closing to Heritage the following:

(i)      True, correct and complete copies of the Articles of Incorporation of Diablo and all amendments thereto, duly certified as of a recent date by the California Secretary of State.

(ii)     A certificate, dated as of a recent date, issued by the DFI, duly certifying as to the organization of Diablo under the laws of the State of California and authorization to conduct commercial banking business within the State of California.

(iii)    A certificate of status dated as of a recent date, issued by the California Secretary of State, duly certifying as to the good legal standing of Diablo under the laws of the State of California.

(iv)    A certificate of good standing, dated as of a recent date, issued by the California Franchise Tax Board, duly certifying as to the good standing of Diablo in the State of California.

(v)      A certificate, dated as of a recent date, issued by the FDIC, duly certifying that the deposits of Diablo are insured by the FDIC pursuant to the Federal Deposit Insurance Act.

(vi)    A certificate, dated as of the Closing Date, executed by the Corporate Secretary or other appropriate executive officer of Diablo, pursuant to which such officer shall certify: (A) the due adoption by the board of directors of Diablo of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby, including, but not limited to, the Merger Agreement, and the taking of all actions contemplated hereby and thereby; (B) the due adoption by the shareholders of Diablo of resolutions authorizing the Merger and the execution and delivery of this Agreement and the Merger Agreement and the other agreements and documents contemplated hereby and thereby and the taking of all actions contemplated hereby and thereby; (C) the incumbency and true signatures of those officers of Diablo duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and the Merger Agreement and other agreements and documents contemplated hereby and thereby and the taking of all actions contemplated hereby and thereby on behalf of Diablo; (D) that the copy of the Bylaws of Diablo attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy; and (E) a true and correct copy of the list of the Diablo Shareholders as of the Closing Date.

(vii)   A certificate, dated as of the Closing Date, executed by an executive officer of Diablo, pursuant to which Diablo shall certify, to the knowledge of such executive officer, that (A) all of the representations and warranties made in Section 5.1 of this Agreement are true and correct in all material respects on and as of the date of such certificate as if made on such date and that, except as expressly permitted by this Agreement, (B) have been no Material Adverse Effect with respect to Diablo since the date of this Agreement, and (C) Diablo has performed and complied in all material respects with all of its obligations and agreements required to be performed on or prior to the Closing Date under this Agreement.

(viii)  All other documents required to be delivered to Heritage by Diablo under the provisions of this Agreement, and all other documents, certificates and instruments as are reasonably requested by Heritage or its counsel for the purpose of evidencing the accuracy of any representation or warranty, the performance or compliance with any obligation or covenant or satisfaction of any condition.

Section 9.3   Additional Conditions to Obligations of Diablo to Close.   The obligations of Diablo to consummate the Merger and the other transactions contemplated herein are subject to the satisfaction or waiver, at or prior to the Effective Time, of each of the following conditions:

(a)    The representations and warranties of Heritage and HBC set forth in this Agreement (disregarding for all purposes of this Section 9.3(a) (i) any qualification or exception for, or reference to, materiality in such representations or warranties and (ii) any use of the terms “material,” “materially,” “in all material respects,” “Material Adverse Effect” or similar terms or phrases in such representations or warranties) shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another specific date shall be true and correct as of such date); provided, however, that no representation or warranty of Heritage or HBC contained herein shall be deemed untrue or incorrect as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Section 5.2 has had or would be reasonably likely to have a Material Adverse Effect with respect to Heritage and HBC (taken as a whole); provided, further, that the representations and warranties contained in Sections 5.2(a)(i), 5.2(g), and 5.2(h) shall be deemed untrue and incorrect if not true and correct in all materials respects and (z) Sections 5.2(a)(ii), 5.2(b), 5.2(m)(i) and 5.2(p) shall be deemed untrue and incorrect if not true and correct in all respects.

(b)   Each of the covenants and agreements of Heritage and HBC to be performed at or before the Effective Time shall have been duly performed in all material respects.

(c)    Between the date of this Agreement and the Effective Time, there shall not have occurred any event that has had or could reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Heritage and HBC (taken as a whole).

(d)   Diablo shall have received an opinion of Bingham McCutchen LLP in form and substance reasonably satisfactory to Diablo, to the effect that, on the basis of facts, representations and assumptions, set forth in such opinion, which are consistent with the state of facts existing, at the Effective Time, the Merger will qualify as a reorganization under Section 368 of the Code.

(e)    Heritage shall have delivered at the Closing the following:

(i)      True, correct and complete copies of the Articles of Incorporation and all amendments thereto, of Heritage and HBC, duly certified as of a recent date by the California Secretary of State.

(ii)     Certificates of status, dated as of a recent date, issued by the California Secretary of State, duly certifying as to the good legal standing of each of Heritage and HBC under the laws of the State of California.

(iii)    Certificates of good standing, dated as of a recent date, issued by the California Franchise Tax Board, duly certifying as to the good standing of each of Heritage and HBC in the State of California.

(iv)    A certificate, dated as of a recent date, issued by the DFI, duly certifying as to the organization of HBC under the laws of the State of California and authorization to conduct commercial banking business within the State of California.

(v)      A certificate, dated as of the Closing Date, executed by the Secretary or an Assistant Secretary of Heritage pursuant to which such officer shall certify: (A) the due adoption by the board of directors of Heritage of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (B) the incumbency and true signatures of those officers of Heritage duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby on behalf of Heritage, (C) that there is no stop order or proceeding in place seeking or threatening or stop order is in place relating to the Form S-4 and (D) that the copy of the Bylaws of Heritage attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy.

(vi)    A certificate, dated as of the Closing Date, executed by the Secretary or an Assistant Secretary of HBC pursuant to which such officer shall certify: (A) the due adoption by the board of directors of HBC of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and the other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby; (B) the incumbency and true signatures of those officers of HBC duly authorized to act on its behalf in connection with the transactions contemplated by this Agreement and to execute and deliver this Agreement and other agreements and documents contemplated hereby and the taking of all actions contemplated hereby and thereby on behalf of Heritage, and (C) that the copy of the Bylaws of Heritage attached to such certificate is true and correct and such Bylaws have not been amended except as reflected in such copy.

(vii)   A certificate, dated as of the Closing Date, executed by a duly authorized officer of Heritage, pursuant to which Heritage shall certify, to the best knowledge of such officer, that (i) all of the representations and warranties made in Section 5.2 of this Agreement are true and correct in all material respects on and as of the date of such certificate as if made on such date and that, except as expressly permitted by this Agreement, there shall have been no Material Adverse Effect with respect to Heritage and HBC (taken as a whole) since the date of this Agreement, and (ii) Heritage and HBC have performed and complied in all material respects with all of its obligations and agreements required to be performed on or prior to the Closing Date under this Agreement.

(viii)  All other documents required to be delivered to Diablo by Heritage or HBC under the provisions of this Agreement, and all other documents, certificates and instruments as are reasonably requested by Diablo or its counsel for the purpose of evidencing the accuracy of any representation or warranty, the performance or compliance with any obligation or covenant or satisfaction of any condition.

ARTICLE X
TERMINATION

Section 10.1   Termination.   This Agreement may be terminated at any time prior to the Effective Time:

(a)    By the mutual written consent of the boards of directors of Heritage and Diablo;

(b)   With written notice by Heritage or Diablo if there shall have been a final judicial or regulatory determination (as to which all periods for appeal shall have expired and no appeal shall be pending) that any material provision of this Agreement is illegal, invalid or unenforceable (unless the enforcement thereof is waived by the affected party) or denying any regulatory application the approval of which is a condition precedent to a party’s obligations hereunder;

(c)    With written notice by Heritage or Diablo on or after September 30, 2007, in the event the Merger has not been consummated by such date (provided, however, that the right to terminate under this Section 10.1(c) shall not be available to any party whose failure to perform an obligation hereunder has been the cause of, or has resulted in, the failure of the Merger to occur on or before such date);

(d)   With written notice by Heritage or Diablo at any time after the Diablo Shareholders fail to approve this Agreement and the Merger by the requisite vote at the Diablo Shareholders’ Meeting;

(e)    With written notice by Heritage or Diablo, in the event of a material breach by the other party of any representation, warranty, covenant or agreement contained herein or in any schedule or document delivered pursuant hereto, which breach would result in the failure to satisfy the closing conditions set forth in Section 9.2(a) or 9.2(b) in the case of Heritage, or Section 9.3(a) or 9.3(b) in the case of Diablo, and which breach either is not reasonably capable of being cured or, if reasonably capable of being cured, has not been cured within thirty (30) days after written notice of such breach is given by the non-breaching party (and the non-breaching party itself is not in material breach with respect to its own Obligations under this Agreement;

(f)    Written notice by Diablo, if an Acquisition Proposal that is a Superior Proposal is received and a majority of the members of the entire Diablo board of directors reasonably determines in good faith (after receiving advice of outside legal counsel to Diablo and independent financial advisors), that it is necessary to terminate this Agreement and enter into an agreement to effect the Superior Proposal in order to comply with the fiduciary duties of the Diablo board of directors under applicable law; provided, however, that Diablo may not terminate this Agreement pursuant to this Section 10.1(f) unless and until

(i)    five (5) Business Days have elapsed following delivery to Heritage of a written notice of such determination by the Diablo board of directors and during such five (5) Business Day period Diablo has informed Heritage of the terms and conditions of such Superior Proposal and the identity of the Person making such Superior Proposal, and has engaged in good faith negotiations (including by making its officers, directors and its financial and legal advisors reasonably available to negotiate) to amend this Agreement to reflect any revised proposal by Heritage so that the transactions contemplated hereby may be effected and the Diablo board of directors may continue to recommend the adoption of this Agreement and the approval of the Merger (“Revised Heritage Proposal”),

(ii)   at the end of such five (5) Business Day period, and after taking into account any Revised Heritage Proposal, the Acquisition Proposal continues to constitute a Superior Proposal, and a majority of the members of the entire Diablo board of directors (after receiving advice of outside legal counsel to Diablo and independent financial advisors) continues to reasonably determine in good faith that it is necessary to terminate this Agreement and enter into an agreement to effect the Superior Proposal in order to comply with the fiduciary duties of Diablo board of directors under applicable law; and

(iii)  if a Revised Heritage Proposal has been made, and such Acquisition Proposal has been modified or amended prior to the Diablo board of directors’ re-determination above, the Diablo board of directors has (A) first notified Heritage of the revised terms and conditions of such Acquisition Proposal and the identity of the Person making such Acquisition Proposal, (B) established a deadline, and notified Heritage and the Person making such Acquisition Proposal thereof, to occur not less than three (3) nor more than seven (7) Business Days after giving such notice, for the submission of final proposals from both Heritage and such Person, and (C) within seven (7) Business Days after such deadline, has again reasonably determined in good faith (after receiving advice of outside legal counsel to Diablo and independent financial advisors) that such Acquisition Proposal remains a Superior Proposal and has notified Heritage of such determination; and

(iv)  (A) prior to such termination by Diablo, Heritage has received the Termination Fee in immediately available funds and (B) simultaneously or substantially simultaneously with such termination Diablo enters into a definitive acquisition, merger or similar agreement to effect the Superior Proposal.

(g)    Written notice by Heritage, if:

(i)    the Diablo board of directors shall have: (A) failed to notice or solicit proxies for the Diablo Shareholders’ Meeting in accordance with Section 7.5; (B) failed to make the Diablo Board Recommendation or withdrawn, or adversely amended, modified or changed, or resolved to withdraw or adversely amend, modify or change, the Diablo Board Recommendation; (C) approved or recommended, or resolved to approve or recommend, to the Diablo Shareholders an Acquisition Proposal other than that contemplated by this Agreement; (D) entered into, or resolved to enter into, any agreement with respect to an Acquisition Proposal; or (E) recommended that the Diablo Shareholders tender their shares in any tender offer or exchange offer that is commenced other than by Heritage; or

(ii)   Diablo, or any of its representatives shall have materially breached Section 7.6.

(iii)  Diablo shall have exercised a right specified in Section 7.6 with respect to an Acquisition Proposal and shall directly or through agents and representatives, continued discussions with a Person concerning an Acquisition Proposal for more than 15 Business Days after the date of such Acquisition Proposal.

(h)   By Heritage within three (3) Business Days following the Determination Date if the Average Closing Price is less than $23.50.

For purposes hereof, the following terms have the following meanings:

(i)    “Average Closing Price” shall mean the average of the closing prices of Heritage Common Stock on NASDAQ Global Select Market for the 20 consecutive trading days ending on the Determination Date, rounded to four decimal places, whether or not trades occurred on those days (subject to adjustment as provided below and provided that if no trades of Heritage Common Stock shall occur on a given trading day the closing price thereof on the next preceding day when a trade shall have occurred shall be deemed to be the closing price on such day for the purposes hereof). In the event Heritage pays, declares or otherwise effects a stock split, reverse stock split, reclassification or stock dividend or stock distribution with respect to Heritage Common Stock between the date of this Agreement and the Effective Time, appropriate adjustments will be made to the Average Heritage Closing Price of Heritage Common Stock.

(ii)   “Determination Date” shall mean the fifth Business Day prior to the day on which the Closing is scheduled by Heritage and Diablo.

(iii)  “Trading Day” shall mean day on which trading generally takes place on NASDAQ Global Select Market and on which trading in Heritage Common Stock has not been halted or suspended.

Section 10.2   Effect of Termination.

(a)    Survival.   In the event of termination of this Agreement as provided in Section 10.1, this Agreement shall forthwith become void and of no effect except that the provisions of this Section 10.2, Section 8.8 and Section 8.12, and the entirety of Article XI shall survive any termination of this Agreement pursuant to Section 10.1.

(b)   Termination Fee.   Diablo shall pay Heritage a termination fee in the amount of Three Million Three Hundred Eighty Thousand Dollars ($3,380,000) in the manner and at the time set forth in Section 10.2 (“Termination Fee”), in the event that this Agreement is terminated as follows:

(i)    If Heritage shall terminate this Agreement pursuant to Section 10.1(g);

(ii)   If Diablo shall terminate this Agreement pursuant to Section 10.1(f); or

(iii)  In the event that (A) an Acquisition Proposal involving Diablo shall have been publicly announced, commenced or otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving Diablo, and (B) thereafter this Agreement is terminated by either Heritage or Diablo pursuant to (x) Section 10.1(c) for failure of the Merger to be consummated by the date specified therein and such failure Diablo failing to perform its obligations under this Agreement or (y) Section 10.1(d) for failure of Diablo shareholders to approve the adoption of this Agreement, and (C) within twelve (12) months of the termination of this Agreement, Diablo consummates or, within six (6) months of the termination of this Agreement, enters into or an Acquisition Proposal with respect to Diablo.

Payment of the Termination Fee to Heritage, pursuant to this Section 10.2(b), shall be the sole and exclusive liability of Diablo to and the sole remedy of Heritage for any termination of this Agreement as set forth in paragraphs (i), (ii) and (iii) of this Section 10.2(b), or the actions, events, occurrences or circumstances giving rise to any such termination.

(c)   Payment of Termination Fee.   If the Termination Fee becomes payable pursuant to Section 10.2(b), it shall be paid by wire transfer of immediately available funds to an account designated by Heritage, within three (3) Business Days after termination of this Agreement in the case of a termination described in paragraph 10.2(b)(i) or within three (3) Business Days after the consummation of the Acquisition Proposal in the case of a termination set forth in paragraph 10.2(b)(iii), and prior to termination of this Agreement in the case of a termination described in paragraph of 10.2(b)(ii). Diablo acknowledges that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement, and that without such agreements Heritage would not have entered into this Agreement, and that such amounts are liquidated damages and do not constitute a penalty. The parties agree that it would be impracticable or extremely difficult to fix actual damages and the amounts set forth in Section 10.2(b) are reasonably intended to compensate for expenses incurred in connection with the negotiation of this Agreement and any lost opportunity resulting from the pendency of the transactions contemplated by this Agreement. If Diablo fails to promptly pay Heritage the amounts due under Section 10.2(b) within the time period specified herein, Diablo shall pay all costs and expenses (including attorneys’ fees) incurred by Heritage in connection with any action, including the filing of any lawsuit, taken to collect payment of such amounts, together with the interest as required under Section 10.2(f).

(d)   Effect of Termination pursuant to Section 10.1(e).   Notwithstanding anything to the contrary that may be contained in Section 10.2(b), if this Agreement is terminated by Heritage as provided in Section 10.1(e) or by Diablo as provided in Section 10.1(e), and the event that entitled such party (the “Terminating Party”) to terminate this Agreement pursuant to Section 10.1(e), as the case may be, was a willful and material breach by the other party (a “Breaching Party”) of any representation, warranty or covenant of such Breaching Party set forth in this Agreement, the Terminating Party shall have all rights and remedies available to it under this Agreement or at law to recover from the Breaching Party, all damages, losses, costs and expenses that the Terminating Party incurs by reason of such willful and material breach by the Breaching Party and the resulting termination of this Agreement.

(e)   Effect of Other Terminations.   No party shall have any liability of any kind or nature to the other parties by reason of any termination of this Agreement pursuant to Section 10.1 or the action, events, occurrences or circumstances that caused this Agreement to be terminated, except as and to the extent provided in this Article X. In no event and under no circumstance shall any officer, director, shareholder, employee or independent contractor of any party have any liability whatsoever to the other parties by reason of any termination of this Agreement or the action, events, occurrences or circumstances that caused this Agreement to be terminated.

(f)   Payments.   All payments that a party becomes obligated to make to the other party pursuant to Section 10.2(b) or 10.2(d) or Section 11.12 shall be made by wire transfer of immediately available funds to an account designated by Heritage or Diablo, as applicable, when due. If a party obligated to make such payment (a “Payor Party”) fails to pay any such amount when payment thereof is due to the other party, the unpaid amount shall bear interest at the prime rate of interest printed in The Wall Street Journal on the date such payment was required to be made until it is paid in full and the other party shall be entitled to recover such accrued interest and its costs and expenses (including. reasonable attorneys’ fees and expenses) incurred in its efforts to collect such amount from the Payor Party (whether or not litigation is instituted).

ARTICLE XI
OTHER MATTERS

Section 11.1   Certain Definitions; Interpretations.   As used in this Agreement, the following terms shall have the meanings indicated:

“Acquisition Proposal” shall mean (i) any inquiry, proposal or offer (including any proposal to the Diablo Shareholders) from any Person or group relating to any direct or indirect acquisition or purchase of substantially all of the assets of Diablo or twenty percent (20%) or more of the Diablo Common Stock, (ii) any tender offer or exchange offer that, if consummated, would result in any Person beneficially owning twenty percent (20%) or more of any class of equity securities of Diablo, (iii) any sale of any class of equity securities or securities convertible or exchangeable into or any agreement evidencing the right to acquire equity securities representing twenty percent (20%) or more of the voting power of Diablo, (iv) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving Diablo, or (v) a public announcement of another Person (other than Heritage or HBC) of an unsolicited bona fide proposal, plan or intention to do any of the foregoing.

“Affiliate” of any Person means any Person directly or indirectly controlling, controlled by, or under common control with, such Person; provided, however, that, for the purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or partnership interests, by contract or otherwise, and as used with respect to any party, means any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“ALLL” shall mean the allowance for loan and lease losses, as determined in accordance with GAAP and RAP.

“Average Closing Price” has the meaning set forth in Section 10.1(h)(i).

“Bank Secrecy Act” has the meaning set forth in Section 5.1(u).

“BHCA” shall mean Bank Holding Company Act of 1956, as amended.

“Breaching Party” has the meaning set forth in Section 10.2(d).

“Business Day” shall mean any day other than a Saturday, Sunday, national holiday or any other day on which national banks operating in California are permitted or required to close.

“Call Reports” has the meaning set forth in Section 5.1(x).

“Cash Consideration” has the meaning set forth in Section 2.2(a)(i).

“Cash Conversion Number” has the meaning set forth in Section 2.3(a).

“Cash Election” has the meaning set forth in Section 2.2(a)(i).

“Cash Election Number” has the meaning set forth in Section 2.3(b)(i).

“Cash Election Shares” has the meaning set forth in Section 2.2(a)(i).

“Cash Per Share Amount” has the meaning set forth in Section 2.2(a)(i).

“CERCLA” has the meaning set forth in Section 5.1(ee).

“CGCL” has the meaning set forth in Section 1.1(a).

“Closing” has the meaning set forth in Section 1.2(b).

“Closing Date” has the meaning set forth in Section 1.2(b).

“Closing Financial Statements” has the meaning set forth in Section 9.2(m).

“COBRA” has the meaning set forth in Section 5.1(cc)(ii).

“Code” has the meaning set forth in Paragraph F of the Recitals.

“Commissioner” has the meaning set forth in Section 1.1(d).

“Community Reinvestment Act” has the meaning set forth in Section 5.1(r).

“Confidentiality Agreements” means the Diablo Confidentiality Agreement and the confidentiality agreement between Heritage and Diablo dated November 26, 2006.

“Deposit Summary” has the meaning set forth in Section 5.1(l).

“Determination Date” has the meaning set forth in Section 10.1(h)(ii).

“DFI” has the meaning set forth in Section 5.1(a).

“Diablo” has the meaning set forth in the introductory paragraph of this Agreement.

“Diablo Board Recommendation” has the meaning set forth in Section 7.5.

“Diablo Common Stock” has the meaning set forth in Section 2.1(c).

“Diablo Confidentiality Agreement” shall mean the Confidentiality Agreement dated November 6, 2006 between Diablo and Heritage.

“Diablo Financial Statements” has the meaning set forth in Section 5.1(f).

“Diablo Preferred Stock” has the meaning set forth in Section 5.1(e).

“Diablo Scheduled Contracts” has the meaning set forth in Section 5.1(k).

“Diablo Shareholders” shall mean holders of the Diablo Common Stock.

“Diablo Shareholders Meeting” has the meaning set forth in Section 7.5.

“Disclosure Schedule” has the meaning set forth in Section 5.1.

“Dissenting Common Stock” has the meaning set forth in Section 2.1(d).

“Election” has the meaning set forth in Section 3.1(a).

“Election Form” has the meaning set forth in Section 3.3(a).

“Election Deadline” has the meaning set forth in Section 3.1(d).

“Effective Date” has the meaning set forth in Section 1.2(a).

“Effective Time” has the meaning set forth in Section 1.2(a).

“Employee Plans” has the meaning set forth in Section 5.1(cc)(i).

“Encumbrances” has the meaning set forth in Section 5.1(i).

“Environmental Law” has the meaning set forth in Section 5.1(ee)(vi).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and all regulations thereunder.

“ERISA Affiliate” has the meaning set forth in Section 5.1(cc)(i).

“Exchange Act” has the meaning set forth in Section 5.2(f)(i).

“Exchange Agent” has the meaning set forth in Section 3.1(d).

“Exchange Agent Agreement” has the meaning set forth in Section 3.1(d).

“Exchange Fund” has the meaning set forth in Section 3.2.

“Exchange Ratio” shall mean the quotient obtained by dividing the Per Share Consideration by the Average Closing Price.

“Fair Lending Laws” shall mean, collectively, the Equal Credit Act (15 U.S.C. Section 1691, et seq., the Fair Housing Act (420 U.S.C. Section 3601, et seq. or the Home Mortgage Disclosure Act (12 U.S.C. Section 2801, et seq.).

“FDIC” has the meaning set forth in Section 5.1(a).

“Financial Code” has the meaning set forth in Section 1.1(a).

“Form of Election” has the meaning set forth in Section 3.1(b).

“Form S-4” shall mean registration statement on Form S-4, and such amendments thereto, that is filed with the SEC to register the shares of Heritage Common Stock to be issued in the Merger under the Securities Act and includes the Proxy Statement that will be used to solicit proxies for  the Diablo Shareholders Meeting.

“FRB” has the meaning set forth in Section 5.2(l).

“GAAP” shall mean generally accepted accounting principles, consistently applied from period to period, applicable to banks or bank holding companies for the period in question.

“Governmental Authority” shall mean any state or federal court, judicial forum, arbitral, tribunal, administration agency, commission, department, board, bureau or regulatory agency, authority or other governmental agency.

“Hazardous Substance” has the meaning set forth in Section 5.1(ee)(vii).

“HBC” has the meaning set forth in the introductory paragraph of this Agreement.

“HBC Common Stock” has the meaning set forth in Section 2.1(b).

“Heritage” has the meaning set forth in the introductory paragraph of this Agreement.

“Heritage Common Stock” has the meaning set forth in Section 2.1(a).

“Heritage Financial Statements” has the meaning set forth in Section 5.2(g).

“Heritage SEC Reports” has the meaning set forth in Section 5.2(f)(i).

“Heritage Stock Option Plans” has the meaning set forth in Section 5.2(e).

“Heritage Transaction” has the meaning set forth in Section 6.6.

“Holder” has the meaning set forth in Section 3.1.

“Immigration Laws” has the meaning set forth in Section 5.1(bb).

“Indemnified Parties” has the meaning set forth in Section 8.9.

“Key Employee” shall mean those individuals identified in Schedule 11.1(k).

“Knowledge” or “Knowledge” shall mean the knowledge obtained after conducting an investigation reasonable under the circumstances of the subject matter thereof.

“Letter of Transmittal” has the meaning set forth in Section 3.3(a).

“Loans” has the meaning in Section 4.2(t).

“Material Adverse Effect” with respect to any Person, means any event, change, occurrence, effect, fact, violation or circumstance having a material adverse effect on (i) the ability of such Person or its Subsidiaries to perform its obligations under this Agreement or to consummate the transactions contemplated hereby on a timely basis or (ii) the business, results of operations or financial condition of such Person and its Subsidiaries, taken as a whole; provided, however, that effects relating to (a) the economy in general, which in each case do not affect such Person disproportionately, (b) changes affecting the banking industry generally which in each case do not affect such Person disproportionately or (c) the announcement of the transactions contemplated hereby or other communication by Heritage of its plans or intentions with respect to the business of Heritage or HBC shall be deemed to not constitute a “Material Adverse Effect” or to be considered in determining whether a “Material Adverse Effect” has occurred.

“Merger” has the meaning set forth in Paragraph C of the Recitals.

“Merger Agreement” has the meaning set forth in Section 1.1(a).

“Merger Consideration” has the meaning set forth in Section 2.2(a).

“NASDAQ” shall mean the National Association of Securities Dealers Automated Quotation.

“NLRB” has the meaning set forth in Section 5.1(bb).

“Non-Election Shares” has the meaning set forth in Section 2.2(a)(i).

“Nonperforming Assets” has the meaning set forth in Section 5.1(g)(ii).

“Notices” has the meaning set forth in Section 11.6.

“parties” shall mean the parties to this Agreement.

“Patriot Act” has the meaning set forth in Section 5.1(v).

“Payor Party” has the meaning set forth in Section 10.2(f).

“Permit” or “permit” means any permit, authorization, license, certificate, approval and/or clearance of any Governmental Authority necessary for a Person to own, lease and operate its properties or to carry on its businesses substantially in the manner as those businesses are being conducted as of the date hereof.

“Per Share Consideration” shall mean (i) $23.00, if the Average Closing Price is less than or equal to $24.55, and (ii) if the Average Closing Price is greater than $24.55, then the Per Share Consideration shall mean the quotient equal to (A) the sum of (x) the product of the Total Stock Consideration times the Average Closing Price plus (y) $15,012,876 divided by (B) 2,502,146.

“Person” includes an individual, corporation, partnership, association, trust, limited liability company, joint venture or unincorporated organization and Governmental Authority.

“properties” has the meaning set forth in Section 5.1(ee)(viii).

“Proxy Statement” shall mean the proxy statement that is included as part of the Form S-4 and used to solicit proxies for the Diablo Shareholders’ Meeting, and prospectus used to offer and sell the shares of Heritage Common Stock to be issued in the Merger.

“RAP” shall mean regulatory accounting principles, if any, applicable to a particular person.

“RCRA” has the meaning set forth in Section 5.1(ee)(vi).

“REO” has the meaning set forth in Section 5.1(g)(ii).

“Revised Heritage Proposal” has the meaning set forth in Section 10.1(f)(i).

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” has the meaning set forth in Section 3.3(i).

“Share Adjustment” has the meaning set forth in Section 2.2(b).

“Shareholder Agreement” has the meaning set forth in Section 7.7.

“Shortfall Number” has the meaning set forth in Section 2.3(b)(ii).

“State Acts” has the meaning set forth in Section 5.1(ee)(vi).

“Stock Consideration” has the meaning set forth in Section 2.2(a)(ii).

“Stock Election” has the meaning set forth in Section 2.2(a)(ii).

“Stock Election Shares” has the meaning set forth in Section 2.2(a)(ii).

“Stock Option Plan” has the meaning set forth in Section 2.4.

“Subsidiary” or “Subsidiaries” with respect to a person, means any other person the stock or equity of which is more than 50% owned by such person either alone or through or together with any other Subsidiary.

“Superior Proposal” shall mean a bona fide binding written offer not solicited by or on behalf of Diablo made by a Person to acquire all of the Diablo Common Stock pursuant to a tender offer, a merger or a sale of all of the assets of the Diablo (i) on terms which a majority of the members of the entire Diablo Board (based on the written advice of an independent investment bank) reasonably determines in good faith to have a higher value than the consideration to be received by the Diablo Shareholders (in their capacity as such) in the transactions contemplated hereby (after any modification of the transactions contemplated hereby proposed by Heritage in accordance with Section 7.6 and 10.1(f)), (ii) which is reasonably capable of being consummated (taking into account, among other things, all legal, financial, regulatory and other aspects of such proposal and the identity of the Person making such proposal) and (iii) that is not conditioned on obtaining any financing.

“Tangible Equity Capital” has the meaning set forth in Section 9.2(n).

“Taxes” shall mean any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other taxes, or assessments in the nature of taxes, of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Terminating Party” has the meaning set forth in Section 10.2(d).

“Termination Fee” has the meaning set forth in Section 10.2(b).

“Total Cash Consideration” shall mean $15,012,876, plus the product of (i) the number of shares of Diablo Common Stock issued from and after December 31, 2006 upon the exercise of stock options and the payment of the exercise price therefor all in accordance with the Stock Option Plan, times (ii) the Per Share Consideration. If the Average Closing Price is less than $24.55, then the Total Cash Consideration shall be increased by an amount equal to the product of (x) 1,732,298 and (y) the difference between $24.55 and the Average Closing Price.

“Total Stock Consideration” shall mean (i) 1,732,298, if the Average Closing Price is less than $27.44, and (ii) if the Average Closing Price is greater than or equal to $27.44 then the Total Stock Consideration shall mean 1,732,298 minus the number of shares equal to (A) .6666 times the difference between the Average Closing Price and $27.44 multiplied by 1,732,298, divided by (B) the Average Closing Price.

“Trading Day” has the meaning set forth in Section 10.1(h)(ii).

“Treasury Shares” has the meaning set forth in Section 2.1(e).

“WARN” has the meaning set forth in Section 5.1(bb)(xii).

The table of contents and headings contained in this Agreement offer ease of reference only and shall not affect the meaning or interpretation of this Agreement. Whenever the words “include”, “includes”, or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”. Any singular term in this Agreement shall be deemed to include the plural, and any plural term, the singular.

Section 11.2   Non-Survival of Representations, Warranties and Covenants.   Except for Articles II, III and XI and for Sections 6.2, 6.7, and 8.9, none of the respective representations, warranties, obligations, covenants, and agreements of the parties shall survive the Effective Time.

Section 11.3   Waiver and Modification.   Prior to the Effective Time, any provision of this Agreement may be (a) waived, in whole or in part, by the party benefited by the provision or by both parties or (b) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto, approved by their respective boards of directors, provided, however, that any amendment which reduces the amount or changes the form of the consideration to be delivered to the Diablo shareholders in the Merger shall not be valid after the Agreement is approved by the shareholders of Diablo without any subsequent approval by the shareholders of Diablo.

Section 11.4   Counterparts.   This Agreement may be executed in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

Section 11.5   Governing Law, Jurisdiction and Venue.   This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of California (however, not to the exclusion of any applicable Federal law), without regard to California statutes or judicial decisions regarding choice of law questions. The parties hereby irrevocably submit to the jurisdiction of the courts of the State of California and the federal courts of the United States of America located in the Northern District of the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated herein and therein, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such California state or federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.6 or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. The prevailing party shall be entitled to recover all reasonable costs and expenses, including attorneys’ fees, or charges and disbursements incurred in connection with any such action, suit or proceeding.

Section 11.6   Notices.   All notices, requests, acknowledgements and other communications hereunder (collectively, “Notices”) to a party shall be in writing and delivered by hand, Federal Express (or other reputable overnight delivery service), facsimile or certified mail to such party at its address set forth below or to such other address as such party may specify by notice to the other party hereto. All Notices given by facsimile shall be deemed to have been given upon receipt of confirmation by the sender of such Notice; all other Notices shall be deemed to have been given when received.

If to Diablo to:

Diablo Valley Bank
3189 Danville Boulevard, Suite 255
Alamo, California 94507
Attention: John J. Hounslow
Facsimile: (925) 314-2850

with a copy to:

Bingham McCutchen LLP
3 Embarcadero Center
San Francisco, CA 94111
Attention: James M. Rockett
Facsimile: (415) 393-2286

If to Heritage or HBC, to:

Heritage Commerce Corp.
150 Almaden Blvd.
San Jose, California 95113
Attention: Walter T. Kaczmarek
Facsimile: (408) 534-4940

with a copy to:

Buchalter Nemer
A Professional Corporation
1000 Wilshire Boulevard, Suite 1500
Los Angeles, CA 90017-2457
Attention: Mark A. Bonenfant
Phone: (213) 891-5020
Facsimile: (213) 630-5669

Section 11.7   Entire Agreement.   Except for the agreements entered into as of this date or contemplated by this Agreement, the Shareholders’ Agreements and the Confidentiality Agreements, this Agreement (including the Disclosure Schedule attached hereto and incorporated herein) represents the entire understanding of the parties hereto with respect to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made.

Section 11.8   Binding Effect; Assignment.   This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that this Agreement may not be assigned by either party hereto without the prior written consent of the other party.

Section 11.9   Severability.   If any provision of this Agreement or the application of any such provision to any person or circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision hereof.

Section 11.10   No Third party Beneficiaries.   Except with respect to Section 6.16, this Agreement is made solely for the benefit of the parties to this Agreement and their respective successors and permitted assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.

Section 11.11   Specific Performance.   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party acknowledges that there is not an adequate remedy at law to compensate the other parties relating to the non-consummation of the Merger. To this end, each party, to the extent permitted by law, irrevocably waives any defense it might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief or other equitable relief. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the U.S. or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 11.12   Expenses.   Subject to Section 10.2, each party hereto shall pay its own costs and expenses incurred in connection with the Merger, including, without limitation, attorneys’ fees, charges and disbursements and filing or other fees payable in connection with all applications, notifications and report forms and notices to be filed with any Governmental Authority pursuant to the terms of this Agreement; provided, however, that the costs and expenses of printing and mailing the Form S-4 and the Proxy Statement shall be borne by Heritage unless the Merger does not occur, in which event such costs and expenses shall be borne equally by the parties hereto; and provided, further, that (a) if this Agreement is terminated by Heritage pursuant to Section 10.1(e), Diablo shall promptly and in any event within five Business Days following such termination pay Heritage all reasonable expenses incurred by Heritage in connection with this Agreement and the transactions contemplated by this Agreement; provided, however, that (i) any prior payment made by Diablo pursuant to Section 10.2(b) shall be credited to any payment due under this Section 11.12 or (ii) any payment made by Diablo under this Section 11.12 shall be credited to subsequent payment due pursuant to Section 10.2(b), and (b) if this Agreement is terminated by Diablo pursuant to Section 10.1(e), Heritage shall promptly and in any event within five Business Days following such termination pay Diablo all expenses incurred by Diablo in connection with this Agreement and the transactions contemplated by this Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

HERITAGE COMMERCE CORP
By:	/s/ WALTER T. KACZMAREK
Walter T. Kaczmarek,
Chief Executive Officer
HERITAGE BANK OF COMMERCE
By:	/s/ WALTER T. KACZMAREK
Walter T. Kaczmarek,
President
DIABLO VALLEY BANK
By:	/s/ JOHN J. HOUNSLOW
John J. Hounslow,
Chairman of the Board

EXHIBIT A
FORM OF AGREEMENT OF MERGER

Agreement of Merger, dated as of                       , 2007, by and between HERITAGE BANK OF COMMERCE (“HBC”) and DIABLO VALLEY BANK (“Diablo”).

WITNESSETH:

WHEREAS, HBC is a California-chartered commercial bank having its principal place of business in San Jose, California and a wholly-owned subsidiary of Heritage Commerce Corp, a California corporation (“Heritage”); and

WHEREAS, Diablo is a California-chartered commercial bank having its principal place of business in Alamo, California; and

WHEREAS, Heritage, HBC, and Diablo have entered into an Agreement and Plan of Merger, dated as of February       , 2007 (the “Agreement”), pursuant to which Diablo will merge with and into HBC (the “Merger”); and

WHEREAS, Diablo and HBC desire to merge on the terms and conditions herein provided.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

1.     Definitions.   All capitalized terms not otherwise defined herein shall have the meanings specified in the Agreement.

2.     The Merger.   Subject to the terms and conditions of this Agreement of Merger, at the Effective Time, Diablo shall merge with and into HBC under the laws of the State of California. HBC shall be the surviving corporation of the Merger (the “Surviving Corporation”).

3.     Articles of Incorporation and Bylaws.   The Articles of Incorporation, as amended, and Bylaws of HBC in effect immediately prior to the Effective Time shall be the Articles of Incorporation and Bylaws of the Surviving Corporation, until altered, amended or repealed in accordance with their terms and applicable law.

4.     Name; Offices.   The name of the Surviving Corporation shall be “Heritage Bank of Commerce.”  The main office of the Surviving Corporation shall be the main office of HBC immediately prior to the Effective Time. All branch offices of HBC which were in lawful operation immediately prior to the Effective Time shall continue to be the branch offices of the Surviving Corporation upon consummation of the Merger, subject to the opening or closing of any offices which may be authorized by HBC and applicable regulatory authorities after the date hereof.

5.     Directors and Executive Officers.   The directors and executive officers of the Surviving Corporation immediately after the Merger shall be the directors and executive officers of HBC immediately prior to the Merger.

6.     Effects of the Merger.   At the Effective Time, the effect of the Merger shall be as provided in the General Corporation Law of the State of California. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Diablo shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of Diablo shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.

7.     Effect on Shares of Stock.

(a)    Diablo.   Subject to the other provisions of this Section 7, each share of Diablo Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Common Stock and Treasury Shares) shall at the election of the holder thereof, by virtue of the Merger, be converted into the right to receive the following without interest:

(i)    for each share of Diablo Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked (a “Cash Election”), the right to receive in cash an amount (the “Cash Consideration”) equal to the Per Share Consideration (the “Cash Per Share Amount”) (collectively, the “Cash Election Shares”);

(ii)   for each share of Diablo Common Stock with respect to which an election to receive stock has been effectively made and not revoked or deemed revoked (a “Stock Election”), the right to receive the fraction of a share of Heritage Common Stock (the “Stock Consideration”) equal to the Exchange Ratio (collectively, the “Stock Election Shares”); and,

(iii)  for each share of Diablo Common Stock other than shares to which a Cash Election or a Stock Election has been effectively made and not revoked (collectively, the “Non-Election Shares”), the right to receive such Stock Consideration and/or Cash Consideration as is determined in accordance with the Agreement.

The Cash Consideration and Stock Consideration are sometimes referred to herein collectively on the “Merger Consideration.”

(b)   If, between the date hereof and the Effective Time, the outstanding shares of Heritage Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization (a “Share Adjustment”), then the shares of Heritage Common Stock into which a share of Diablo Common Stock shall be converted pursuant to this Section 7 shall be appropriately and proportionately adjusted so that each shareholder of Diablo shall be entitled to receive the Exchange Ratio such shareholder would have received pursuant to such Share Adjustment had the record date therefor been immediately following the Effective Time.

(c)    HBC.   At the Effective Time, each share of HBC Common Stock issued and outstanding immediately prior to the Effective Time shall not be effected by the Merger and shall remain as an issued and outstanding share of common stock of the Surviving Corporation.

8.     Proration.

(a)    Notwithstanding any other provision contained herein, the number of shares of Diablo Common Stock that will be converted into Cash Consideration pursuant to Section 7 shall be equal to the quotient obtained by dividing (x) the Total Cash Consideration, by (y) the Per Share Consideration (which, for this purpose, shall be deemed to include the Dissenting Common Stock determined as of the Effective Time) (the “Cash Conversion Number”). All other shares of Diablo Common Stock shall be converted into Stock Consideration.

(b)   Within five (5) Business Days after the Effective Time, Heritage shall cause the Exchange Agent to effect the allocation among holders of Diablo Common Stock of rights to receive the Cash Consideration and the Stock Consideration as follows:

(i)    If the aggregate number of shares of Diablo Common Stock with respect to which Cash Elections shall have been made (which, for this purpose, shall be deemed to include the Dissenting Common Stock determined as of the Effective Time) (the “Cash Election Number”)

exceeds the Cash Conversion Number, then all Stock Election Shares and all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and Cash Election Shares of each holder thereof will be converted into the right to receive the Cash Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the Cash Conversion Number and the denominator of which is the Cash Election Number (with the Exchange Agent to determine, consistent with Section 8(a), whether fractions of Cash Election Shares shall be rounded up or down), with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Stock Consideration; and

(ii)   If the Cash Election Number is less than the Cash Conversion Number (the amount by which the Cash Conversion Number exceeds the Cash Election Number being referred to herein as the “Shortfall Number”), then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and the Non-Election Shares and Stock Election Shares shall be treated in the following manner:

(A)  If the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Stock Election Shares shall be converted into the right to receive the Stock Consideration, and the Non-Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Non-Election Shares equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares (with the Exchange Agent to determine, consistent with Section 8(a), whether fractions of Non-Election Shares shall be rounded up or down), with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Stock Consideration; or

(B)  If the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and Stock Election Shares of each holder thereof shall convert into the right to receive the Cash Consideration in respect of that number of Stock Election Shares equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares, and the denominator of which is the total number of Stock Election Shares (with the Exchange Agent to determine, consistent with Section 8(a), whether fractions of Stock Election Shares shall be rounded up or down), with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Stock Consideration.

9.     Counterparts.   This Agreement of Merger may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

10.   Governing Law.   This Agreement of Merger shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of California.

11.   Amendment.   Subject to applicable law, this Agreement of Merger may be amended, modified or supplemented only by written agreement of Diablo and HBC at any time prior to the Effective Time, except that after the Diablo Shareholders Meeting, no amendment shall be made which by law requires further approval by the shareholders of Diablo without obtaining such approval.

12.   Waiver.   Any of the terms or conditions of this Agreement of Merger may be waived at any time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

13.   Assignment.   This Agreement of Merger may not be assigned by any party hereto without the prior written consent of the other party.

14.   Termination.   This Agreement of Merger shall terminate upon the termination of the Agreement prior to the Effective Time in accordance with its terms.

15.   Conditions Precedent.   The obligations of the parties under this Agreement of Merger shall be subject to the satisfaction or waiver at or prior to the Closing of all of the conditions to the Merger set forth herein and in the Agreement.

16.   Effectiveness of Merger.   The Merger shall be effective at the date and time filed with California Secretary of State or as set forth in such filing.

[Signature Page to Follow]

IN WITNESS WHEREOF, each of HBC and Diablo has caused this Agreement of Merger to be executed on its behalf by its duly authorized officers.

HERITAGE BANK OF COMMERCE
By:
Name:
Title:
By:
Name:
Title: Secretary
DIABLO VALLEY BANK
By:
Name:
Title:
By:
Name:
Title: Secretary

EXHIBIT B
SHAREHOLDER AGREEMENT

This SHAREHOLDER AGREEMENT (“Shareholder Agreement”) is made and entered into as of February 8, 2007 by and between Heritage Commerce Corp, a California corporation (“Heritage”), and the person signatory hereto (the “Shareholder”).

WHEREAS, Heritage, Heritage Bank of Commerce, a California banking corporation (“HBC”) and Diablo Valley Bank, a California banking corporation (“Diablo”), have entered into that certain Agreement and Plan of Merger (the “Agreement”), dated as of February 8, 2007, pursuant to which Diablo will be merged (the “Merger”), with and into HBC whereupon each share of Diablo common stock (“Diablo Common Stock”) will be converted into the right to receive the consideration set forth in the Agreement; and

WHEREAS, as a condition to its willingness to enter into the Agreement, Heritage has required that each executive officer and director of Diablo, as an owner of Diablo Common Stock, enter into, and the Shareholder has agreed to enter into, this Shareholder Agreement.

NOW, THEREFORE, in consideration of the foregoing, for good and valuable consideration, the parties hereby agree as follows:

1.   Representations and Warranties of the Shareholder.   The Shareholder hereby represents and warrants to Heritage as follows:

(a)   Authority; No Violation.   The Shareholder has all necessary power and authority to enter into and perform all of such Shareholder’s obligations hereunder. The execution, delivery and performance of this Shareholder Agreement by the Shareholder will not violate any other agreement to which such Shareholder is a party, including any voting agreement, shareholders’ agreement, trust agreement or voting trust. This Shareholder Agreement has been duly and validly executed and delivered by the Shareholder (and the Shareholder’s spouse, if the Shares (as defined below) constitute community property) and constitutes a valid and binding agreement of the Shareholder and such spouse, enforceable against the Shareholder and the Shareholder’s spouse in accordance with its terms.

(b)   Ownership of Shares.   The Shareholder is the beneficial owner or record holder of the number of shares of Diablo Common Stock indicated under the Shareholder’s name on the signature page hereto (the “Existing Shares”, and together with any shares of Diablo Common Stock acquired by the Shareholder after the date hereof, the “Shares”) and, as of the date hereof, the Existing Shares constitute all the shares of Diablo Common Stock owned of record or beneficially by the Shareholder. With respect to the Existing Shares, subject to applicable community property laws, the Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 2 hereof, sole power of disposition, sole power to demand appraisal rights and sole power to engage in actions set forth in Section 2 hereof, with no restrictions on the voting rights, rights of disposition or otherwise, subject to applicable laws and the terms of this Agreement.

2.   Voting Agreement and Agreement Not to Transfer.

(a)    The Shareholder hereby agrees to vote all of the Shares held by the Shareholder (i) in favor of the Merger, the Agreement and the transactions contemplated by the Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Diablo under the Agreement; and (iii) except with the prior written consent of Heritage or as otherwise contemplated in the Agreement, against the following actions (other than the Merger and the transactions contemplated by the Agreement): (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving Diablo; (B) any sale, lease or transfer of a material amount of the assets of Diablo; (C) any change in the majority of the board of Diablo; (D) any material change in the present capitalization of Diablo; (E) any amendment of Diablo’s Articles of Incorporation; (F) any other material change in Diablo’s corporate structure or business; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to Heritage of the transactions contemplated by the Agreement. The Shareholder shall not enter into any agreement or understanding with any person or entity prior to the Termination Date (as defined below) to vote or give instructions after the Termination Date in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

(b)   Until the earlier of the termination of this Agreement or the Effective Time, the Shareholder will not, directly or indirectly:  sell, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of (collectively, a “Transfer”), or enforce or permit execution of the provisions of any redemption, share purchaser or sale, recapitalization or other agreement with Diablo or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Shares or any securities convertible into or exercisable for Shares, any other capital stock of Diablo or any interest in any of the foregoing with any Person; enter into swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares; solicit, initiate, encourage, or facilitate, any inquiries or the making of any proposal or offer with respect to any Acquisition Proposal; take any action that would make any of such Shareholder’s representations or warranties contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling such Shareholder from performing such Shareholder’s obligations under this Agreement.

3.   Cooperation.   The Shareholder agrees that he/she will not directly or indirectly solicit any inquiries or proposals from any person relating to any proposal or transaction for the disposition of the business or assets of Diablo or any of its subsidiaries, or the acquisition of voting securities of Diablo or any subsidiary of Diablo or any business combination between Diablo or any subsidiary of Diablo and any person other than Heritage or HBC

4.   Shareholder Capacity.   The Shareholder is entering this Shareholder Agreement in his or her capacity as the record or beneficial owner of the Shareholder’s Shares, and not in his or her capacity as a director of Diablo. Nothing in this Shareholder Agreement shall be deemed in any manner to limit the discretion of any Shareholder to take any action, or fail to take any action, in his or her capacity as a director of Diablo, that may be required of such Shareholder in the exercise of his or her duties and responsibilities as a director of Diablo.

5.   Termination.   The obligations of the Shareholder shall terminate upon the consummation of the Merger. If the Merger is not consummated, the obligations of the Shareholder hereunder shall terminate upon the termination of the Agreement.

6.   Specific Performance.   The Shareholder acknowledges that damages would be an inadequate remedy to Heritage for an actual or prospective breach of this Agreement and that the obligations of the Shareholder hereto shall be specifically enforceable.

7.   Miscellaneous.

(a)    Definitional Matters.

(i)    Unless the context otherwise requires, “person” shall mean a corporation, association, partnership, joint venture, organization, business, individual, trust, estate or any other entity or group (within the meaning of Section 13(d)(3) of the Exchange Act).

(ii)   All capitalized terms used but not defined in this Shareholder Agreement shall have the respective meanings that the Agreement ascribes to such terms.

(iii)  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Shareholder Agreement.

(b)   Entire Agreement.   This Shareholder Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(c)   Parties in Interest.   This Shareholder Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Shareholder Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Shareholder Agreement.

(d)   Certain Events.   Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares owned by Shareholder and shall be binding upon any Person to which legal ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Shareholder’s heirs, executors, guardians, administrators, trustees or successors. Notwithstanding any Transfer of such Shares by a Shareholder, such Shareholder shall remain liable for the performance of all obligations of the transferor under this Agreement.

(e)   Assignment.   This Shareholder Agreement shall not be assigned without the prior written consent of the other party hereto, and any purported assignment without such consent shall be null and void.

(f)   Modifications.   This Shareholder Agreement shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto.

(g)   Governing Law.   This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the state of California, without regard to the conflict of laws rules thereof. The state or federal courts located within the state of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(l), or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided.

(h)   Confidentiality.   Shareholder shall keep confidential, shall not use in a manner in competition with or detrimental to Heritage, all confidential or proprietary information relating to Heritage and HBC and their respective businesses, except as required by applicable law and except for information which is available to the public on the date hereof, or thereafter becomes available to the public other than as a result of a breach of this provision or any other confidentiality agreement governing such information to which the Shareholder is a party.

(i)   Reliance on Counsel and Other Advisors.   Shareholder has consulted with such legal, financial, technical or other experts as it deems necessary or desirable before entering into this Agreement.

(j)   Validity.   The invalidity or unenforceability of any provision of this Shareholder Agreement shall not affect the validity or enforceability of any other provision of this Shareholder Agreement, each of which shall remain in full force and effect.

(k)   Counterparts.   This Shareholder Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

(l)   Notices.   Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given upon (i) transmitter’s confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or (iii) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address as the parties hereto shall specify by like notice):

If to Heritage, to:

Heritage Commerce Corp
150 Almaden Boulevard
San Jose, CA 95113
Attention:  Walter T. Kaczmarek
Facsimile:  (408) 534-4940

with a copy to:

Buchalter Nemer
1000 Wilshire Boulevard, Suite 1500
Los Angeles, CA 90017-2457
Attention:  Mark A. Bonenfant
Facsimile:  213-896-0400

If to the Shareholder, to the address noted on the signature page hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Agreement as of the date first above written.

HERITAGE COMMERCE CORP
By:
Walter T. Kaczmarek
SHAREHOLDER:

Name:
Number of Shares:
Address for Notices:

EXHIBIT C

DATE
[At or prior to Shareholders Meeting]

Heritage Commerce Corp
150 Almaden Boulevard
San Jose, CA 95113

Ladies and Gentlemen:

I have been advised that as of the date hereof I may be deemed to be an “affiliate” of Diablo Valley Bank, a California banking corporation (“Diablo”), as the term “affiliate” is (i) defined for purposes of paragraphs (c) and (d) of Rule 145 (“Rule 145”) of the Rules and Regulations (the “Rules and Regulations”) of the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”). I have been further advised that pursuant to the terms of the Agreement and Plan of Merger, dated as of February     , 2007 (the “Merger Agreement”), by and among you (“Heritage”), Heritage Bank of Commerce, a California banking corporation (“HBC”) and Diablo, Diablo will be merged with and into HBC, and that as a result of the Merger, I may be eligible to receive shares of Heritage Common Stock (as defined in the Merger Agreement) in exchange for shares of Diablo Common Stock (as defined in the Merger Agreement) owned by me.

I hereby represent, warrant and covenant to Heritage that in the event I receive any Heritage Common Stock pursuant to the Merger:

1.     I shall not make any sale, transfer or other disposition of the Heritage Common Stock in violation of the Act or the Rules and Regulations.

2.     I have carefully read this letter and the Merger Agreement and discussed its requirements and other applicable limitations upon my ability to sell, transfer or otherwise dispose of Heritage Common Stock to the extent I believed necessary, with my counsel or with counsel for Diablo.

3.     I have been advised that the issuance of Heritage Common Stock to me pursuant to the Merger Agreement will be registered with the SEC on a registration statement on Form S-4. However, I have also been advised that, since at the time the Merger will be submitted to the shareholders of Diablo for approval, I may be an “affiliate” of Diablo, any sale or disposition by me of any of the Heritage Common Stock may, under current law, only be made in accordance with the provisions of paragraph (d) of Rule 145 under the Act, pursuant to an effective registration statement under the Act or pursuant to an exemption thereunder. I agree that I will not sell, transfer, or otherwise dispose of Heritage Common Stock issued to me in the Merger unless (i) such sale, transfer or other disposition has been registered under the Act; (ii) such sale, transfer or other disposition is made in conformity with the volume and other limitations of Rule 145 promulgated by the SEC under the Act; or (iii) in the written opinion of counsel, which opinion and counsel shall be reasonably acceptable to Heritage, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

4.     I understand that Heritage is under no obligation to register the sale, transfer or other disposition of the Heritage Common Stock by me or on my behalf or to take any other action necessary to make compliance with an exemption from registration available other than its obligations to maintain current in its reports under the Securities Exchange Act of 1939.

5.     I understand that stop transfer instructions will be given to Heritage’s transfer agents with respect to Heritage Common Stock and that there will be placed on the certificates for the Heritage Common Stock issued to me, or any substitutions therefor issued during the period referred to in Rule 145(d), a legend stating in substance:

“The securities represented by this certificate have been issued in a transaction to which Rule 145 promulgated under the Securities Act of 1933 applies and may be sold or otherwise transferred only in compliance with the requirements of Rule 145 or pursuant to a registration statement under said act or an exemption from such registration.”

It is understood and agreed that this letter agreement shall terminate and be of no further force and effect and the legend set forth in paragraph (5) above shall be removed by delivery of substitute certificates without such legend, and the related stop transfer restrictions shall be lifted forthwith, if (i) any such shares of Heritage Common Stock shall have been registered under the Act for sale, transfer or other disposition by me or on my behalf and are sold, transferred or otherwise disposed of, or (ii) any such shares of Heritage Common Stock are sold in accordance with the provisions of paragraphs (c), (e), (f) and (g) of Rule 144 promulgated under the Act, or (iii) I am not at the time an affiliate of Heritage and have been the beneficial owner of the Heritage Common Stock for at least one year (or such other period as may be prescribed by the Act, and the rules and regulations promulgated thereunder), and Heritage has filed with the SEC all of the reports it is required to file under the Securities Exchange Act of 1934, as amended, during the preceding 12 months or as specified in Rule 144, or (iv) I am not and have not been for at least three months an affiliate of Heritage and have been the beneficial owner of the Heritage Common Stock for at least two years (or such other period as may be prescribed by the Act and the Rules and Regulations), or (v) Heritage shall have received a letter from the Staff of the SEC, or a written opinion of counsel, which opinion and counsel shall be reasonably acceptable to Heritage, to the effect that the stock transfer restrictions and the legend are not required.

Sincerely,

Dated:
Accepted this day of , 2007
HERITAGE COMMERCE CORP
By:
Name:
Title:

APPENDIX B

Opinion of Howe Barnes Hoefer & Arnett

February 8, 2007

Board of Directors
Diablo Valley Bank
402 Railroad Avenue, Suite 101
Danville, California 94526

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Diablo Valley Bank, Danville, California (“Diablo”) of the consideration to be received by Diablo in the merger (the “Merger”) of Diablo with and into Heritage Bank of Commerce (“HBC”), San Jose, California, pursuant to the draft of the Agreement and Plan of Merger, by and among HBC, Heritage Commerce Corp (“Heritage”) and Diablo (the “Merger Agreement”).

Each share of Diablo Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Common Stock and Treasury Shares) shall at the election of the holder thereof, by virtue of the Merger, be converted into the right to receive the following without interest:

           (i)  for each share of Diablo Common Stock with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked (a “Cash Election”), the right to receive in cash an amount (the “Cash Consideration”) equal to the Per Share Consideration (the “Cash Per Share Amount”) (collectively, the “Cash Election Shares”);

         (ii)  for each share of Diablo Common Stock with respect to which an election to receive stock has been effectively made and not revoked or deemed revoked (a “Stock Election”), the right to receive the fraction of a share of Heritage Common Stock (the “Stock Consideration”) equal to the Exchange Ratio; provided, however, that if the Average Closing Price is less than $23.50, Heritage may terminate the Merger Agreement pursuant to Section 10.1(h) (collectively, the “Stock Election Shares”); and,

        (iii)  for each share of Diablo Common Stock other than shares to which a Cash Election or a Stock Election has been effectively made and not revoked (collectively, the “Non-Election Shares”), the right to receive such Stock Consideration and/or Cash Consideration as is determined in accordance with Section 2.3 of the Merger Agreement. The Cash Consideration and Stock Consideration are collectively the “Merger Consideration.” All capitalized items used in this paragraph shall have the meanings ascribed to them in the Merger Agreement.

For purposes of this opinion and in connection with our review of the proposed transaction, we have, among other things:

1.      Participated in discussions with representatives of Diablo and Heritage concerning Diablo’s and Heritage’s financial condition, businesses, assets, earnings, prospects, and such senior management’s views as to its future financial performance;

2.      Reviewed the terms of the Merger Agreement;

3.      Reviewed certain publicly available financial statements, both audited (where available) and un-audited, and related financial information of Diablo and Heritage, including those included in their respective annual reports for the past three years and their respective quarterly reports for the past two years;

4.      Held discussions with members of senior management of Diablo and Heritage regarding financial forecasts and projections of Diablo and Heritage, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger;

5.      Held discussions with members of senior management of Diablo and Heritage regarding past and current business operations, regulatory matters, financial condition and future prospects of the respective companies;

6.      Reviewed reported market prices and historical trading activity of Diablo and Heritage common stock;

7.      Reviewed certain aspects of the financial performance of Diablo and Heritage and compared such financial performance of Diablo and Heritage, together with stock market data relating to Diablo and Heritage common stock, with similar data available for certain other financial institutions and certain of their publicly traded securities;

8.      Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant; and

9.      Reviewed the potential pro forma impact of the Merger.

We have assumed and relied, without independent verification, upon the accuracy and completeness of all of the financial and other information that has been provided to us by Diablo, Heritage, and their respective representatives, and of the publicly available information that was reviewed by us. We are not experts in the evaluation of allowances for loan losses and have not independently verified such allowances, and have relied on and assumed that the aggregate allowances for loan losses set forth in the balance sheets of each of Diablo and Heritage at September 30, 2006 are adequate to cover such losses and complied fully with applicable law, regulatory policy and sound banking practice as of the date of such financial statements. We were not retained to and we did not conduct a physical inspection of any of the properties or facilities of Diablo or Heritage, did not make any independent evaluation or appraisal of the assets, liabilities or prospects of Diablo or Heritage, were not furnished with any such evaluation or appraisal, and did not review any individual credit files. Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof.

Howe Barnes Hoefer & Arnett, Inc. (“Howe Barnes”), as part of its investment banking business, is regularly engaged in the valuation of banks and bank holding companies, thrifts and thrift holding companies, and various other financial services companies, in connection with mergers and acquisitions, initial and secondary offerings of securities, and valuations for other purposes. In rendering this fairness opinion, we have acted on behalf of the Board of Directors of Diablo and will receive a fee for our services.

Howe Barnes’ opinion as expressed herein is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid by Heritage to holders of Diablo common stock in the Merger and does not address Diablo’s underlying business decision to proceed with the Merger. We have been retained on behalf of the Board of Directors of Diablo, and our opinion does not constitute a recommendation to any director of Diablo as to how such director should vote with respect to the Merger Agreement.

This letter is addressed and directed to the Board of Directors of Diablo in your consideration of the Merger and is not intended to be and does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Merger. We hereby consent to the reference to our firm in the proxy statement related to the transaction and to the inclusion of our opinion as an exhibit to the proxy statement related to the transaction as conditioned by the terms of our advisory agreement dated December 6, 2006.

Subject to the foregoing and based on our experience as investment bankers, our activities as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Merger Consideration is fair, from a financial point of view, to the holders of Diablo common stock.

Sincerely,
HOWE BARNES HOEFER & ARNETT, INC.

APPENDIX C

Dissenters Rights

CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW

§ 1300. Right to Require Purchase—“Dissenting Shares” and “Dissenting Shareholder” Defined.

(a)   If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which ‘the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before-the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split or share dividend which becomes effective thereafter.

(b)   As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions:

(1)   Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the list of National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1,303 and 1304; provided, however, that this provisions does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

(2)   Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

(3)   Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301.

(4)   Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

(c)   As used in this chapter, “dissenting shareholder” means the record holder of dissenting shares and includes a transferee of record.

§ 1301. Demand for Purchase.

(a)   If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, that corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of that approval, accompanied by a copy of Sections 1300, 1302, 1303, and 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under those sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309.

(b)   Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase shares shall make written demand upon the corporation for the purchase of those shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause A or B of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section um was mailed to the shareholder.

(c)   The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what that shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at that price.

§ 1302. Endorsement; of Shares.

Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefore shall bear a like statement, together with the name of the original dissenting holder of the shares.

§ 1303. Agreed Price—Time for Payment.

(a)   If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

(b)   Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

§ 1304. Dissenter’s Action to Enforce Payment.

(a)   If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

(b)   Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

(c)   On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine the fair market value of the shares.

APPENDIX D

SHAREHOLDER AGREEMENT

This SHAREHOLDER AGREEMENT (“Shareholder Agreement”) is made and entered into as of February 8, 2007 by and between Heritage Commerce Corp, a California corporation (“Heritage”), and the person signatory hereto (the “Shareholder”).

WHEREAS, Heritage, Heritage Bank of Commerce, a California banking corporation (“HBC”) and Diablo Valley Bank, a California banking corporation (“Diablo”), have entered into that certain Agreement and Plan of Merger (the “Agreement”), dated as of February 8, 2007, pursuant to which Diablo will be merged (the “Merger”), with and into HBC whereupon each share of Diablo common stock (“Diablo Common Stock”) will be converted into the right to receive the consideration set forth in the Agreement; and

WHEREAS, as a condition to its willingness to enter into the Agreement, Heritage has required that each executive officer and director of Diablo, as an owner of Diablo Common Stock, enter into, and the Shareholder has agreed to enter into, this Shareholder Agreement.

NOW, THEREFORE, in consideration of the foregoing, for good and valuable consideration, the parties hereby agree as follows:

1.   Representations and Warranties of the Shareholder.   The Shareholder hereby represents and warrants to Heritage as follows:

(a)   Authority; No Violation.   The Shareholder has all necessary power and authority to enter into and perform all of such Shareholder’s obligations hereunder. The execution, delivery and performance of this Shareholder Agreement by the Shareholder will not violate any other agreement to which such Shareholder is a party, including any voting agreement, shareholders’ agreement, trust agreement or voting trust. This Shareholder Agreement has been duly and validly executed and delivered by the Shareholder (and the Shareholder’s spouse, if the Shares (as defined below) constitute community property) and constitutes a valid and binding agreement of the Shareholder and such spouse, enforceable against the Shareholder and the Shareholder’s spouse in accordance with its terms.

(b)   Ownership of Shares.   The Shareholder is the beneficial owner or record holder of the number of shares of Diablo Common Stock indicated under the Shareholder’s name on the signature page hereto (the “Existing Shares”, and together with any shares of Diablo Common Stock acquired by the Shareholder after the date hereof, the “Shares”) and, as of the date hereof, the Existing Shares constitute all the shares of Diablo Common Stock owned of record or beneficially by the Shareholder. With respect to the Existing Shares, subject to applicable community property laws, the Shareholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Section 2 hereof, sole power of disposition, sole power to demand appraisal rights and sole power to engage in actions set forth in Section 2 hereof, with no restrictions on the voting rights, rights of disposition or otherwise, subject to applicable laws and the terms of this Agreement.

2.   Voting Agreement and Agreement Not to Transfer.

(a)    The Shareholder hereby agrees to vote all of the Shares held by the Shareholder (i) in favor of the Merger, the Agreement and the transactions contemplated by the Agreement; (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Diablo under the Agreement; and (iii) except with the prior written consent of Heritage or as otherwise contemplated in the Agreement, against the following actions (other than the Merger and the transactions contemplated by the Agreement): (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving Diablo; (B) any sale, lease or transfer of a material amount of the assets of Diablo; (C) any change in the majority of the board of Diablo; (D) any material change in the present capitalization of Diablo; (E) any amendment of Diablo’s Articles of Incorporation; (F) any other material change in Diablo’s corporate structure or business; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to Heritage of the transactions contemplated by the Agreement. The Shareholder shall not enter into any agreement or understanding with any person or entity prior to the Termination Date (as defined below) to vote or give instructions after the Termination Date in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

(b)   Until the earlier of the termination of this Agreement or the Effective Time, the Shareholder will not, directly or indirectly: sell, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of (collectively, a “Transfer”), or enforce or permit execution of the provisions of any redemption, share purchaser or sale, recapitalization or other agreement with Diablo or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Shares or any securities convertible into or exercisable for Shares, any other capital stock of Diablo or any interest in any of the foregoing with any Person; enter into swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Shares; solicit, initiate, encourage, or facilitate, any inquiries or the making of any proposal or offer with respect to any Acquisition Proposal; take any action that would make any of such Shareholder’s representations or warranties contained herein untrue or incorrect in any material respect or have the effect of preventing or disabling such Shareholder from performing such Shareholder’s obligations under this Agreement.

3.   Cooperation.   The Shareholder agrees that he/she will not directly or indirectly solicit any inquiries or proposals from any person relating to any proposal or transaction for the disposition of the business or assets of Diablo or any of its subsidiaries, or the acquisition of voting securities of Diablo or any subsidiary of Diablo or any business combination between Diablo or any subsidiary of Diablo and any person other than Heritage or HBC

4.   Shareholder Capacity.   The Shareholder is entering this Shareholder Agreement in his or her capacity as the record or beneficial owner of the Shareholder’s Shares, and not in his or her capacity as a director of Diablo. Nothing in this Shareholder Agreement shall be deemed in any manner to limit the discretion of any Shareholder to take any action, or fail to take any action, in his or her capacity as a director of Diablo, that may be required of such Shareholder in the exercise of his or her duties and responsibilities as a director of Diablo.

5.   Termination.   The obligations of the Shareholder shall terminate upon the consummation of the Merger. If the Merger is not consummated, the obligations of the Shareholder hereunder shall terminate upon the termination of the Agreement.

6.   Specific Performance.   The Shareholder acknowledges that damages would be an inadequate remedy to Heritage for an actual or prospective breach of this Agreement and that the obligations of the Shareholder hereto shall be specifically enforceable.

7.   Miscellaneous.

(a)   Definitional Matters.

(i)    Unless the context otherwise requires, “person” shall mean a corporation, association, partnership, joint venture, organization, business, individual, trust, estate or any other entity or group (within the meaning of Section 13(d)(3) of the Exchange Act).

(ii)   All capitalized terms used but not defined in this Shareholder Agreement shall have the respective meanings that the Agreement ascribes to such terms.

(iii)  The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Shareholder Agreement.

(b)   Entire Agreement.   This Shareholder Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(c)   Parties in Interest.   This Shareholder Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Shareholder Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Shareholder Agreement.

(d)   Certain Events.   Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares owned by Shareholder and shall be binding upon any Person to which legal ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Shareholder’s heirs, executors, guardians, administrators, trustees or successors. Notwithstanding any Transfer of such Shares by a Shareholder, such Shareholder shall remain liable for the performance of all obligations of the transferor under this Agreement.

(e)   Assignment.   This Shareholder Agreement shall not be assigned without the prior written consent of the other party hereto, and any purported assignment without such consent shall be null and void.

(f)   Modifications.   This Shareholder Agreement shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto.

(g)   Governing Law.   This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the state of California, without regard to the conflict of laws rules thereof. The state or federal courts located within the state of California shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum. The parties hereby agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8(l), or in other manner as may be permitted by law, shall be valid and sufficient service thereof and hereby waive any objections to service accomplished in the manner herein provided.

(h)   Confidentiality.   Shareholder shall keep confidential, shall not use in a manner in competition with or detrimental to Heritage, all confidential or proprietary information relating to Heritage and HBC and their respective businesses, except as required by applicable law and except for information which is available to the public on the date hereof, or thereafter becomes available to the public other than as a result of a breach of this provision or any other confidentiality agreement governing such information to which the Shareholder is a party.

(i)   Reliance on Counsel and Other Advisors.   Shareholder has consulted with such legal, financial, technical or other experts as it deems necessary or desirable before entering into this Agreement.

(j)   Validity.   The invalidity or unenforceability of any provision of this Shareholder Agreement shall not affect the validity or enforceability of any other provision of this Shareholder Agreement, each of which shall remain in full force and effect.

(k)   Counterparts.   This Shareholder Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

(l)   Notices.   Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given upon (i) transmitter’s confirmation of a receipt of a facsimile transmission, (ii) confirmed delivery by a standard overnight carrier or (iii) the expiration of five business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address as the parties hereto shall specify by like notice):

If to Heritage, to:

Heritage Commerce Corp
150 Almaden Boulevard
San Jose, CA 95113
Attention: Walter T. Kaczmarek
Facsimile: (408) 534-4940

with a copy to:

Buchalter Nemer
1000 Wilshire Boulevard, Suite 1500
Los Angeles, CA 90017-2457
Attention: Mark A. Bonenfant
Facsimile: 213-896-0400

If to the Shareholder, to the address noted on the signature page hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Shareholder Agreement as of the date first above written.

HERITAGE COMMERCE CORP
By:
Walter T. Kaczmarek
SHAREHOLDER:

Name:
Number of Shares:
Address for Notices:

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.                 Indemnification of Directors and Officers.

The California General Corporation Law (the “CGCL”) provides a detailed statutory framework covering limitation of liability of directors in certain instances and indemnification of any officer or other agent of a corporation who is made or threatened to be made a party to any legal proceeding by reason of his or her services on behalf of such corporation.

With respect to limitation of liability, the CGCL permits a California corporation to adopt a provision in its articles of incorporation reducing or eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of the fiduciary duty of care, provided that such liability does not arise from certain proscribed conduct (including intentional misconduct and breach of duty of loyalty). The CGCL in this regard relates only to actions brought by shareholders on behalf of the corporation (i.e., “derivative actions”) and does not apply to claims brought by outside parties.

With respect to indemnification, the CGCL provides that to the extent any officer, director or other agent of a corporation is successful “on the merits” in defense of any legal proceeding to which such person is a party or is threatened to be made a party by reason of his or her service on behalf of such corporation or in defense of any claim, issue, or matter therein, such agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, but does not require indemnification in any other circumstance. The CGCL also provides that a corporation may indemnify any agent of the corporation, including officers and directors, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in a third party proceeding against such person by reason of his or her services on behalf of the corporation, provided the person acted in good faith and in a manner he or she reasonably believed to be in the best interests of such corporation. The CGCL further provides that in derivative suits a corporation may indemnify such a person against expenses incurred in such a proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its shareholders. Indemnification is not available in derivative actions (i) for amounts paid or expenses incurred in connection with a matter that is settled or otherwise disposed of without court approval or (ii) with respect to matters for which the agent shall have been adjudged to be liable to the corporation unless the court shall determine that such person is entitled to indemnification.

The CGCL permits the advancing of expenses incurred in defending any proceeding against a corporate agent by reason of his or her service on behalf of the corporation upon the giving of a promise to repay any such sums in the event it is later determined that such person is not entitled to be indemnified. Finally, the CGCL provides that the indemnification provided by the statute is not exclusive of other rights to which those seeking indemnification may be entitled, by bylaw, agreement or otherwise, to the extent additional rights are authorized in a corporation’s articles of incorporation. The law further permits a corporation to procure insurance on behalf of its directors, officers and agents against any liability incurred by any such individual, even if a corporation would not otherwise have the power under applicable law to indemnify the director, officer or agent for such expenses.

The Articles of Incorporation and Bylaws of Heritage Commerce Corp implement the applicable statutory framework by limiting the personal liability of directors for monetary damages for a breach of a director’ fiduciary duty of care and making indemnification mandatory in those situations where it is merely permissible under the CGCL.

Heritage Commerce Corp has policies of directors’ and officers’ liability insurance which insure directors and officers against the cost of defense, settlement, or payment of a judgment under certain circumstances.

Item 21.                 Exhibits and Financial Statement Schedules.

(a)   Exhibits. The following is a list of Exhibits to this Registration Statement

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of February 8, 2007, by and between Heritage Commerce Corp, Heritage Bank of Commerce and Diablo Valley Bank (included in Part I as Appendix A to the proxy statement/prospectus included in this Registration Statement)

3.2	Heritage Commerce Corp Restated Articles of Incorporation (This Exhibit is incorporated by reference from the Registrant’s Report on Form 8-K filed June 2, 2000).
3.2	Bylaws, as amended May 26, 2005 (This Exhibit is incorporated by reference from the Registrant’s Report on Form 8-K filed June 2, 2000).
5.1	Opinion of Buchalter Nemer, a professional corporation, as to the validity of the shares of Heritage Commerce Corp common stock
8.1	Opinion of Buchalter Nemer, a professional corporation, as to tax matters
8.2	Opinion of Bingham McCutchen LLP as to tax matters
23.1	Consent of Buchalter Nemer, a professional corporation (included in Exhibit 5.1 to this Registration Statement)
23.2	Consent of Crowe Chizek and Company LLP
23.3	Consent of Bingham McCutchen LLP (included in Exhibit 8.2 to this Registration Statement)
23.4	Consent of Buchalter Nemer, a professional corporation (included in Exhibit 8.1 to this Registration Statement)
23.5	Consent of Perry-Smith LLP
23.6	Consent of Deloitte & Touche LLP
24	Power of Attorney*
99.1	Notice of Special Meeting of Shareholders of Diablo Valley Bank (included in the document included in this Registration Statement)
99.2	Form of Common Stock Proxy Card for Special Meeting of Shareholders of Diablo Valley Bank
99.3	Form of Preferred Stock Proxy Card for Special Meeting of Shareholders of Diablo Valley Bank
99.4	Election Form and Transmittal Materials
99.5	Consent of Howe Barnes Hoefer & Arnett (included in Appendix B to the proxy statement/prospectus included in this Registration Statement)

*                    Previously filed

(b)   Financial Statement Schedules. Not applicable.

(c)   Fairness Opinion. The opinion of Howe Barnes Hoefer & Arnett is included as Appendix B to the proxy statement/prospectus included in this Registration Statement.

Item 22.                 Undertakings.

The undersigned Registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)   That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)   That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)   That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall he deemed to be the initial bona fide offering thereof.

(7)   To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)   To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

[Remainder of Page Intentionally Left Blank]

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Heritage Commerce Corp has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on April 26, 2007.

HERITAGE COMMERCE CORP
By:	/s/ WALTER T. KACZMAREK
WALTER T. KACZMAREK
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to registration statement has been signed by the following persons in the capacities indicated on April 26, 2007.

Signature	Title
*FRANK G. BISCEGLIA	Director
Frank G. Bisceglia
*JAMES R. BLAIR	Director
James R. Blair
*JACK W. CONNER	Director and Chairman of the Board
Jack W. Conner
*WILLIAM J. DEL BIAGGIO, JR.	Director
William J. Del Biaggio, Jr.
/s/ WALTER T. KACZMAREK	Director and Chief Executive Officer (Principle Executive
Walter T. Kaczmarek	Officer)
/s/ LAWRENCE D. MCGOVERN	Executive Vice President and Chief Financial Officer
Lawrence D. McGovern	(Principal Financial and Accounting Officer)
*ROBERT T. MOLES	Director
Robert T. Moles
*LON O. NORMANDIN	Director
Lon O. Normandin
*JACK L. PECKHAM	Director
Jack L. Peckham
*HUMPHREY P. POLANEN	Director
Humphrey P. Polanen
*CHARLES J. TOENISKOETTER	Director
Charles J. Toeniskoetter

*RANSON W. WEBSTER	Director
Ranson W. Webster

*By:	/s/ WALTER T. KACZMAREK
Walter T. Kaczmarek
Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
2.1

Agreement and Plan of Merger, dated as of February 8, 2007, by and between Heritage Commerce Corp, Heritage Bank of Commerce and Diablo Valley Bank (included in Part I as Appendix A to the proxy statement/prospectus included in this Registration Statement)

3.2	Heritage Commerce Corp Restated Articles of Incorporation (This Exhibit is incorporated by reference from the Registrant’s Report on Form 8-K filed June 2, 2000).
3.2	Bylaws, as amended May 26, 2005 (This Exhibit is incorporated by reference from the Registrant’s Report on Form 8-K filed June 2, 2000).
5.1	Opinion of Buchalter Nemer, a professional corporation, as to the validity of the shares of Heritage Commerce Corp common stock
8.1	Opinion of Buchalter Nemer, a professional corporation, as to tax matters
8.2	Opinion of Bingham McCutchen LLP as to tax matters
23.1	Consent of Buchalter Nemer, a professional corporation (included in Exhibit 5.1 to this Registration Statement)
23.2	Consent of Crowe Chizek and Company LLP
23.3	Consent of Bingham McCutchen LLP (included in Exhibit 8.2 to this Registration Statement)
23.4	Consent of Buchalter Nemer, a professional corporation (included in Exhibit 8.1 to this Registration Statement)
23.5	Consent of Perry-Smith LLP
23.6	Consent of Deloitte & Touche LLP
24	Power of Attorney*
99.1	Notice of Special Meeting of Shareholders of Diablo Valley Bank (included in the document included in this Registration Statement)
99.2	Form of Common Stock Proxy Card for Special Meeting of Shareholders of Diablo Valley Bank
99.3	Form of Preferred Stock Proxy Card for Special Meeting of Shareholders of Diablo Valley Bank
99.4	Election Form and Transmittal Materials
99.5	Consent of Howe Barnes Hoefer & Arnett (included in Appendix B to the proxy statement/prospectus included in this Registration Statement)

*       Previously filed